Form 10-K, Exhibit 13
period 1997-06-30
TANDY BRANDS ACCESSORIES INC
filed 1997-09-25
CIK 869487

                                                                 EXHIBIT 13.1

                        CONSOLIDATED STATEMENT OF INCOME
-------------------------------------------------------------------------------
                  Tandy Brands Accessories, Inc. and Subsidiaries
                      (In thousands except per share amounts)



                                                                                       YEAR ENDED JUNE 30,
                                                                           1997              1996              1995
                                                                         --------------------------------------------
Net sales..........................................................      $102,507          $ 86,694          $ 83,721
Royalty, interest and other income.................................           141               151               224
                                                                          102,648            86,845            83,945

Costs and expenses:
     Cost of goods sold............................................        64,249            53,974            50,892
     Selling, general and administrative expenses                          28,123            25,279            23,618
     Depreciation and amortization.................................         1,750             2,103             1,780
     Interest expense..............................................         1,242             1,267             1,048
     Prince Gardner impairment write-off...........................            --             3,976                --
                                                                           95,364            86,599            77,338

Income from continuing operations before income taxes                       7,284               246             6,607
    Provision for income taxes.....................................         2,720               145             2,412

     Income from continuing operations.............................         4,564               101             4,195

Discontinued operation:                                                                                        (1,341)
     Pre-tax loss from operations of discontinued operation........            --                --            (3,685)
     Pre-tax loss from liquidation of discontinued operation.......            --                --             1,784
     Income tax benefit applicable to discontinued operation.......            --                --            (3,242)
     Loss from discontinued operation..............................            --                --

         Net income................................................      $  4,564          $    101          $    953

Average common shares and common share
     equivalents outstanding.......................................         5,488             5,365             5,269

Earnings per average common share and common share equivalent:
     Income from continuing operations.............................      $    .83          $    .02          $    .80
     Loss from discontinued operation..............................            --                --              (.62)
     Net income....................................................      $    .83          $    .02          $    .18


                 The accompanying notes are an integral part of these consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
               Tandy Brands Accessories, Inc. and Subsidiaries
                            (Dollars in thousands)




                                                                                                        JUNE 30,
ASSETS                                                                                              1997       1996
                                                                                                  --------------------
Current assets:
   Cash and cash equivalents...................................................................   $    554    $     88
   Accounts receivable, net of allowances of $1,076 and $606...................................     15,210      13,746
   Inventories.................................................................................     32,260      26,610
   Other current assets........................................................................      2,489       2,505
      Total current assets.....................................................................     50,513      42,949

Property, plant and equipment, at cost:
   Buildings...................................................................................      2,446       2,436
   Leasehold improvements......................................................................        855         553
   Machinery and equipment.....................................................................      6,351       6,337
                                                                                                     9,652       9,326
   Accumulated depreciation....................................................................     (4,797)     (4,246)
      Net property, plant and equipment........................................................      4,855       5,080

Other assets:
   Goodwill, net of accumulated amortization of $2,990 and $2,437..............................      7,941       8,526
   Other intangibles, net of accumulated amortization of $1,709 and $1,468.....................      1,175       1,230
   Other noncurrent assets.....................................................................        880         626
      Total other noncurrent assets............................................................      9,996      10,382
                                                                                                  $ 65,364    $ 58,411
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable............................................................................   $  3,180    $  4,624
   Notes payable...............................................................................         --       2,200
   Accrued payroll and bonuses.................................................................      1,867         656
   Accrued expenses............................................................................      2,112       1,387
      Total current liabilities................................................................      7,159       8,867

Other liabilities:
   Notes payable...............................................................................     15,850      12,400
   Other noncurrent liabilities................................................................        226         297
      Total other liabilities..................................................................     16,076      12,697

Commitments (Note 7)

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares authorized; none issued.....................         --          --
   Common stock, $1 par value; 10,000,000 shares authorized; 5,490,091 shares..................
      and 5,382,267 shares issued and outstanding as of June 30, 1997 and 1996, respectively...      5,490       5,382
   Additional paid in capital..................................................................     18,732      18,038
   Retained earnings...........................................................................     17,907      13,427
      Total stockholders' equity...............................................................     42,129      36,847

                                                                                                  $ 65,364    $ 58,411

                 The accompanying notes are an integral part
                  of these consolidated financial statements

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

               Tandy Brands Accessories, Inc. and Subsidiaries
                                (In thousands)



                                                                                                 YEAR ENDED JUNE 30,
                                                                                           1997        1996          1995
                                                                                        ------------------------------------
Cash flows from operating activities:
  Net income .................................................................          $  4,564     $    101      $    953
  Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
      Prince Gardner impairment write-off ....................................                --        3,976            --
      Loss from discontinued operation .......................................                --           --         3,242
      Depreciation ...........................................................             1,074          985           908
      Amortization ...........................................................               849        1,222           952
      Deferred taxes .........................................................              (265)        (607)         (457)
      Other ..................................................................               (76)        (376)           43
  Change in assets and liabilities, net of effects from acquisitions and liquidation of discontinued operation:
      Accounts receivable ....................................................            (1,464)        (466)        1,506
      Inventories ............................................................            (5,650)       3,600        (6,757)
      Accounts payable .......................................................            (1,444)         352           434
      Accrued expenses .......................................................             1,865       (1,320)       (1,939)
      Other assets ...........................................................               276         (244)       (1,992)
  Net operating activities of discontinued operation .........................                --          (67)         (609)
  Net cash provided by (used for) operating activities .......................              (271)       7,156        (3,716)

Cash flows from investing activities:
  Purchases of property and equipment ........................................            (1,507)        (796)       (1,438)
  Sale of property and equipment .............................................               192          234            --
  Payment for purchase of the assets and liabilities, net of cash acquired and notes retired, for the following:
      Canterbury Belts, Ltd. .................................................                --           --        (6,546)
      H.A. Sheldon, Inc. .....................................................                --           --        (3,960)
  Net cash used for investing activities .....................................            (1,315)        (562)      (11,944)

Cash flows from financing activities:
  Sale of stock to stock purchase program  ...................................               802          862         1,002
  Exercise of employee stock options, net of purchase and
    retirement of treasury stock .............................................                --           21            --
  Proceeds from borrowings ...................................................            44,750       26,845        60,745
  Payments under borrowings ..................................................           (43,500)     (35,722)      (45,268)
  Net cash provided by (used for) financing activities .......................             2,052       (7,994)       16,479

Net increase (decrease) in cash and cash equivalents  ........................               466       (1,400)          819
Cash and cash equivalents at beginning of period  ............................                88        1,488           669

Cash and cash equivalents at end of period ...................................          $    544     $     88      $  1,488

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest  ................................................................          $  1,179     $  1,259      $  1,001
    Income taxes .............................................................             2,278          691         1,683


             The accompanying notes are an integral part of these
                      consolidated financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
               Tandy Brands Accessories, Inc. and Subsidiaries
                            (Dollars in thousands)



                                                                           COMMON STOCK               ADDITIONAL
                                                                      ------------------------         PAID IN         RETAINED
                                                                      SHARES            AMOUNT         CAPITAL         EARNINGS
                                                                   ---------------------------------------------------------------
Balance at June 30,1994 ........................................      5,155,349        $ 5,155         $ 16,011       $ 12,407

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program ........................................         78,420             78              924             --
Compensation related to director stock option grants
 and employment contracts ......................................         23,689             24              345             --
Foreign currency translation adjustment ........................             --             --               --            (58)
Net income .....................................................             --             --               --            953

Balance at June 30,  1995 ......................................      5,257,458          5,257           17,280         13,302

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program ........................................        117,384            117              745             --
Sale of unissued common stock to employees
 for exercise of stock options .................................          7,425              8               13             --
Foreign currency translation adjustment ........................             --             --               --             24
Net income .....................................................             --             --               --            101

Balance at June 30, 1996 .......................................      5,382,267          5,382           18,038         13,427

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program ........................................        107,824            108              694             --
Foreign currency translation adjustment ........................             --             --               --            (84)
Net income .....................................................             --             --               --          4,564

Balance at June 30,1997 ........................................      5,490,091        $ 5,490         $ 18,732       $ 17,907


                  The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
               Tandy Brands Accessories, Inc. and Subsidiaries



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

THE COMPANY AND BASIS OF PRESENTATION

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, accessories and neckwear for men, women and children. The Company sells its products to a variety of retail outlets, including national chain stores, discount stores, major department stores, specialty stores, catalogue retailers and the retail exchange operations of the United States military.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers cash on hand, deposits in banks and short-term investments with original maturities of less than three months as cash and cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost, and for work-in-process and finished goods, it is net realizable value.

Inventories consist of the following:

                                                 June 30,
                                       1997                    1996
                                      -----------------------------
    Raw materials.................... $  4,881,000     $  3,882,000
    Work-in-process..................    1,101,000        2,164,000
    Finished goods...................   26,278,000       20,564,000
                                      $ 32,260,000     $ 26,610,000

PROPERTY AND EQUIPMENT

Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method and at the rates shown:

    Buildings                         3%
    Leasehold improvements            The lesser of the life of the lease or asset
    Machinery and equipment           10% to 33 1/3%


Maintenance and repairs are charged to expense as incurred. Renewals and betterments which materially prolong the useful lives of the assets are capitalized. The cost and the related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses from retirements and sales are recognized in the consolidated statements of income.

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to forty years. The weighted average number of years over which goodwill and other intangibles are amortized is 16 years. Goodwill and other intangibles are reviewed for impairment based on estimated future undiscounted cash flows.

--------------------------------------------------------------------------------


REVENUES

The Company recognizes revenue when merchandise is shipped to customers and title to the goods has passed from the Company to the customer. Sales returns and allowances are recorded at the time the amounts can be reasonably estimated by the Company.

The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral. Credit losses have historically been within management's expectations.

MAJOR CUSTOMERS

Consolidated net sales to Wal-Mart accounted for approximately 36%, 35%, and 40% of the Company's sales in fiscal 1997, 1996, and 1995, respectively. No other customers accounted for 10% or more of total revenues.

STOCK-BASED COMPENSATION

The Company may with the approval of its Board of Directors grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees," and, accordingly, recognizes no compensation expense for the stock option grants. The Company has adopted the disclosure-only provisions as specified by Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting For Stock-Based Compensation."

INCOME TAXES

Income taxes have been provided for using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under FASB Statement No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

EARNINGS PER SHARE

Net income per share is based upon the weighted average number of common shares outstanding during each year and common stock equivalents of dilutive stock options.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the FASB issued Statement No. 128, "Earnings per Share." The Company is required to adopt Statement No. 128 in the second quarter of fiscal 1998. The adoption of this standard will impact earnings per share calculations; however, the adoption will have no impact on the Company's results of operations.

NOTE 2 - PRINCE GARDNER IMPAIRMENT WRITE-OFF
--------------------------------------------------------------------------------
On April 4, 1994, the Company purchased for $7,690,000 certain assets of Prince Gardner Incorporated (PG) through a foreclosure sale held by PG's primary secured lender. PG is a manufacturer and marketer of women's and men's small leather goods. After a thorough review conducted in 1996 by management based upon future estimated undiscounted cash flows, it was determined that future cash flows would be insufficient to recover the Prince Gardner division's goodwill and other intangibles. Accordingly, an impairment write-off of $3,976,000 was recognized in the fourth quarter of fiscal 1996.

NOTE 3 - ACQUISITION
--------------------------------------------------------------------------------
On May 1, 1995, TBAC-Canterbury, Inc. (Canterbury), a wholly owned subsidiary of Tandy Brands Accessories, Inc., acquired substantially all the assets and assumed substantially all the liabilities of Canterbury Belts, Ltd., and its wholly owned subsidiary. The assets acquired included, but were not limited to, accounts receivable, inventory, equipment, trade names and other intangibles. The cash

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                  (continued)

                Tandy Brands Accessories, Inc. and Subsidiaries

purchase price of approximately $4,946,000 was provided by drawing on existing bank credit lines. In connection with the purchase, the Company immediately retired approximately $1,600,000 in bank indebtedness, which was part of the assumed liabilities. The acquisition has been accounted for under the purchase method of accounting and the resultant goodwill of approximately $4,250,000 is being amortized over a 15 year period.

On August 30, 1994, H.A. Sheldon Canada, Ltd. (HAS), a wholly owned Canadian subsidiary of Tandy Brands Accessories, Inc., acquired substantially all the assets and assumed substantially all the liabilities of H.A. Sheldon, Inc. The cash purchase price of approximately $2,550,000 was provided by drawing on existing bank credit lines. In conjunction with the acquisition, the Company immediately retired approximately $1,410,000 in notes payable. The acquisition has been accounted for under the purchase method of accounting and the resultant goodwill of approximately $2,350,000 is being amortized over a 15 year period.

                      Operations of the acquired companies have been included in the Company's consolidated statements of income since
                                       the applicable date of their acquisition.

                         The pro forma results shown in the following table have
                             been prepared for comparative purposes only and do
                                  not purport to be indicative of the results of
                                       operations which would have actually been
                                           obtained if the acquisitions had been
                                                 consummated at the beginning of
                                                      the periods presented, nor
                                                           does it purport to be
                                                                   indicative of

--------------------------------------------------------------------------------

results which may be obtained in the future. Unaudited pro forma consolidated results from continuing operations of Tandy Brands Accessories, Inc., Canterbury and HAS, as if the acquisitions had occurred at the beginning of fiscal year 1995, are as follows:

                                                            (Unaudited)
                                                               1995
                                                            -----------
    Net sales .........................................     $ 91,950,000

    Income from continuing operations .................     $  4,375,000

    Income from continuing operations per share .......     $        .83


NOTE 4 - DISCONTINUED OPERATION
--------------------------------------------------------------------------------
During fiscal 1995, the Company announced its decision to dispose of the Always In Style operations. Always In Style was acquired in November of 1993 for total consideration of $1,350,000 which included 36,364 shares of Company common stock and cash. Always In Style was originally acquired by the Company in an effort to establish a position in the emerging shop-at-home market. The decision to discontinue Always In Style was made after a reevaluation of the Company's present position in the home-TV shopping business.

The consolidated statements of income for fiscal years 1997, 1996 and 1995 exclude sales and expenses of the discontinued operation from captions applicable to continuing operations. Net sales for Always In Style were approximately $2,690,000 for the period prior to the measurement date in 1995. The after-tax loss from discontinuing Always In Style, including the write-off of $1,363,000 of goodwill, reduced income by approximately $3,242,000, or $0.62 per share, for the year ended June 30, 1995.

NOTE 5 - CREDIT ARRANGEMENTS
--------------------------------------------------------------------------------
The Company has an unsecured line of credit with a bank for $25,000,000. Of this amount, $20,000,000, which expires on April 30, 1999, is a committed facility that requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The line may be used for borrowings or letters of credit and bears interest at negotiated rates. The remaining $5,000,000, which expires on April 30, 1998, is an uncommitted facility that may be used for borrowings or letters of credit and bears interest at various rates and durations at the option of the Company. At June 30, 1997 and 1996, the Company had borrowings under this line of $10,850,000 and $12,400,000, bearing interest at 7% and 6.20%, respectively.

In fiscal 1996, the Company had an uncommitted, unsecured line of credit with another bank for $10,000,000 that could have been used for borrowings or letters of credit. Borrowings bore interest at negotiated rates. As of June 30, 1996, there were no borrowings under this line; however, the Company had $5,014,000 in letters of credit outstanding at June 30, 1996, which were issued in conjunction with merchandise procurement. This line of credit has expired and is no longer available for borrowings or letters of credit at June 30, 1997.

The Company has an unsecured line of credit with another bank for $25,000,000. Of this amount, $5,000,000, which expires on May 14, 1999, is a committed facility that requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The line may be used for borrowings or letters of credit and bears interest at negotiated rates. The remaining $20,000,000, which expires on various dates during fiscal year 1998, is an uncommitted facility that may be used for borrowings or letters of credit and bears interest at various rates and durations at the option of the Company. At June 30, 1997 and 1996, the Company had borrowings under the committed facility of $5,000,000 and $2,200,000, bearing interest at 6.44% and 6.48%, respectively. Additionally, the Company had $4,985,0OO in letters of credit outstanding at June 30, 1997, which were used in conjunction with merchandise procurement.

The Company also has a Canadian line of credit for approximately $1,000,000 secured by a letter of credit from a U.S. bank. At June 30, 1997 and 1996, there were no borrowings under this line of credit.

Under the above credit facilities, future payments required for debt maturities will be $15,850,000 in fiscal 1999.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                  (continued)

                Tandy Brands Accessories, Inc. and Subsidiaries

NOTE 6 - INCOME TAXES
--------------------------------------------------------------------------------

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1997 and 1996, are as follows:


                                                      1997             1996
                                                  ----------------------------
     Deferred tax assets:
       Allowance for accounts receivable.......   $  348,000        $  175,000
       Inventory valuation.....................      592,000           545,000
       Goodwill and other intangibles..........      569,000           616,000
       Accrued insurance.......................       47,000            63,000
       Other, net..............................      193,000           151,000
        Total deferred tax assets..............    1,749,000         1,550,000

     Deferred tax liabilities:
       Depreciation............................      (64,000)         (130,000)
        Total deferred tax liabilities.........      (64,000)         (130,000)
        Net deferred tax asset.................   $1,685,000        $1,420,000

Significant components of the provision for income taxes from continuing operations are as follows:


                                    1997          1996           1995
                                ----------------------------------------
   Current:
     Federal..................  $2,722,000     $ 709,000      $2,683,000
     Foreign..................      51,000       (66,000)        121,000
     State and local..........     212,000       109,000          65,000
                                 2,985,000       752,000       2,869,000

   Deferred:
     Federal..................    (254,000)     (547,000)       (457,000)
     State and local..........     (11,000)      (60,000)             --
                                  (265,000)     (607,000)       (457,000)

     Income tax provision.....  $2,720,000     $ 145,000      $2,412,000


The following table reconciles the statutory federal income tax rate to the effective income tax rate for continuing operations:


                                                  1997        1996        1995
                                                  ----------------------------
   Statutory rate...............................  34.0%       34.0%      34.0%
   State and local taxes, net of federal
      income tax benefit........................   1.8%       23.6%       0.6%
   Other, net...................................   1.5%        1.3%       1.9%
                                                  37.3%       58.9%      36.5%

--------------------------------------------------------------------------------




NOTE   7 - COMMITMENTS
--------------------------------------------------------------------------------
The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2006 with varying renewal and escalation clauses. Rental expense for 1997, 1996 and 1995 totaled $1,074,000, $851,000 and $862,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense for 1997, 1996 and 1995 totaled $1,209,000, $909,000 and $881,000, respectively.

Future minimum rental and royalty commitments as of June 30, 1997, are as follows:

     FISCAL YEAR                             AMOUNT
     ----------------------------------------------
     1998............................   $ 1,473,000
     1999............................     1,512,000
     2000............................       974,000
     2001............................       926,000
     2002............................       621,000
     Thereafter......................     1,509,000
                                        $ 7,015,000



NOTE 8 - EMPLOYEE STOCK OPTIONS
--------------------------------------------------------------------------------
The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 20% per year beginning one year after the grant date. At June 30, 1997 and 1996, the number of shares available for grant were 107,317 and 170,267, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1994:


                                        NUMBER OF       WEIGHTED-AVERAGE
                                          SHARES         EXERCISE PRICE
                                       ---------------------------------
     Outstanding at June 30, 1994.....   258,893             $ 12.81

     Options granted..................    90,750             $ 10.29
     Options exercised................    (1,012)            $  2.81
     Options cancelled or expired.....    (2,000)            $ 19.91
     Outstanding at June 30, 1995.....   346,631             $ 12.16

     Options granted..................        --                  --
     Options exercised................    (7,425)            $  2.74
     Options cancelled or expired.....   (52,602)            $ 16.28
     Outstanding at June 30, 1996.....   286,604             $ 11.68

     Options granted..................    82,000             $  6.72
     Options exercised................        --                  --
     Options cancelled or expired.....   (19,050)            $ 11.04
     Outstanding at June 30, 1997.....   349,554             $ 10.55

     Exercisable at June 30, 1997.....   206,312             $ 11.06


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)

                Tandy Brands Accessories, Inc. and Subsidiaries

The following table segregates outstanding options into groups based on price ranges of less than and more than ten dollars per share:


                                                 $2.07-$9.25     $10.33-$19.75
                                                 -----------------------------
All outstanding options:
   Number of shares.............................    192,701          156,853
   Weighted-average exercise price..............      $6.38           $15.67
   Weighted-average remaining contractual life..  6.3 years        6.2 years

Exercisable options:
   Number of shares.............................     78,001          128,311
   Weighted-average exercise price..............      $4.72           $14.92

Pro forma information regarding net income and earnings per share is required by FASB No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996: dividend yield of 0.0%; expected volatility of 0.55%; a risk free interest rate of 6.42%; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 1997, the weighted-average grant date fair value of such options was $4.25.

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average holding period of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The pro forma effects on net income for 1997 and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996. The Company's pro forma information follows:


                                    1997       1996
                                   -----------------
     Net income:
        As reported.............   $4,564      $ 101
        Pro forma...............   $4,527      $ 101

     Earnings per share:
        As reported.............   $  .83      $ .02
        Pro forma...............   $  .82      $ .02

NO. 9 - NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
-------------------------------------------------------------------------------
In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for NonEmployee Directors (the Deferral Plan). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The pay-

--------------------------------------------------------------------------------





ment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. There were no shares issued to the directors during fiscal years 1997 and 1996. Amounts recorded as compensation expense related to the Deferral Plan for 1997 and 1996 were $98,395 and $15,327, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 55,222 options were outstanding as of June 30, 1997. The options range in price from $8.00 to $19.00 and are generally exercisable at a rate of 20% per year beginning one year after the grant date. There have been no options exercised as of June 30, 1997.

NOTE 10 - EMPLOYEE BENEFIT PLANS

--------------------------------------------------------------------------------

The Tandy Brands Accessories Employees Investment Plan (the Plan) is open to substantially all employees who have been employed by the Company for over two years. Under the Plan, participants may contribute 5% of their earnings, with the Company matching 150%. The contributions are paid to a trustee and invested primarily in Company common stock. Employer contributions are fully vested upon payment.

The Tandy Brands Accessories Stock Purchase Program (the Program) is open to all full-time employees who are enrolled in the Tandy Brands Accessories Employees Investment Plan. Under the Program, participants may contribute 5% or 10% of their earnings, with the Company matching 50% of each participant's contribution. The Program also permits employees with six months to two years of service to participate in the Program with the Company matching 25% of each participant's contribution. The Program purchases treasury, if available, or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Total Company contributions to these plans were approximately $952,000, $692,000 and $733,000 in 1997, 1996 and 1995, respectively.

NOTE 11 - RELATED PARTY TRANSACTION

--------------------------------------------------------------------------------

During 1997 and 1996, the Company purchased inventory of approximately $18,900,000 and $13,000,000, respectively, from a supplier who is controlled by a principal shareholder of the Company. The merchandise is purchased at amounts which approximate fair market value. Although the potential exposure for product flow interruption may be significant, this exposure is mitigated in that the inventory may be purchased from various other sources.

NOTE 12 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

--------------------------------------------------------------------------------

PREFERRED STOCK

The Company's Board of Directors is authorized to approve the issuance of preferred stock without further stockholder approval. The Board of Directors of the Company is also authorized to determine, without any further action by the holders of the Company's common stock, the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any such series and the designation thereof. No shares of preferred stock have been issued.

In connection with the adoption of its Preferred Share Purchase Rights Plan (the Rights Plan), the Company has designated and reserved for issuance upon exercise of such rights 150,000 shares of Series A Junior Participating Cumulative Preferred Stock.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                  (continued)

                Tandy Brands Accessories, Inc. and Subsidiaries



Should the Board of Directors elect to exercise its authority to issue any additional series of preferred stock, the rights, preferences and privileges of holders of the Company's common stock would be made subject to the rights, preferences and privileges of such additional series.

PREFERRED SHARE PURCHASE RIGHTS

Prior to the spin-off of the Company, the Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of the Company's common stock was distributed with one preferred share purchase right (collectively, the Rights) which entities the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston, N.A., as Rights Agent.

The Rights are not exercisable until the Rights Distribution Date as defined in the Rights Agreement and will expire on December 31, 2000, unless earlier redeemed by the Company

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA
-------------------------------------------------------------------------------
(UNAUDITED)

OPThe summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 1997, is set forth below:


                                                                          FIRST      SECOND       THIRD      FOURTH
    FISCAL 1997                                                          QUARTER     QUARTER     QUARTER     QUARTER
                                                                         -------     -------     -------     -------
    Net sales ................................................           $23,661     $29,879     $23,922     $25,045
    Gross profit .............................................             8,933      10,886       8,937       9,502
    Income before income taxes ...............................             1,681       2,680       1,241       1,682
    Net income ...............................................             1,063       1,700         745       1,056
    Net income per average common share
      and common share equivalent ............................           $   .20     $   .31     $   .14     $   .19

    FISCAL 1996

    Net sales ................................................           $22,703     $24,406     $19,180     $20,405
    Gross profit .............................................             8,602       9,508       7,265       7,345
    Income (loss) before income taxes (1) ....................             1,312       1,305         659      (3,030)
    Net income (loss) ........................................               846         841         429      (2,015)
    Net income (loss) per average common
      share and common share equivalent ......................           $   .16     $   .16     $   .08     $  (.37)

(1) See Note 2 for discussion of the Prince Gardner goodwill impairment write-off of $3,976,000 recorded in the fourth quarter.

                        REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

To the Board of Directors of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles



                                        /s/    Ernst & Young LLP


Fort Worth, Texas
August 7, 1997

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

                Tandy Brands Accessories, Inc. and Subsidiaries

GENERAL

Tandy Brands Accessories, Inc. (the Company) manufactures and markets men's, women's and children's accessories. Key product categories include belts, wallets, neckwear, handbags and socks. Merchandise is sold under various national brand names, as well as private labels, to all major levels of retail distribution. The business is conducted primarily in the United States; however, the Company does have manufacturing and marketing operations in Canada through its H.A. Sheldon division. The Company's sales and operating results are fairly consistent throughout the fiscal year, with a seasonal increase during the second quarter.

Although the Company's operations are affected by general economic trends, the Company does not believe that inflation has had a material effect on the results of the Company during the past three fiscal years.

The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units, as well as growth through acquisition of similar businesses. During years 1997 and 1996, no acquisitions were made by the Company; however, during the period between fiscal 1992 and 1995, the Company acquired five businesses. See Note 3 for a description of the acquisitions completed in fiscal 1995.

On May 1, 1995, the Company acquired Canterbury Belts, Ltd. (Canterbury), under which name the Company has continued to manufacture and market leather and fabric accessories for men, women and children to better specialty stores and golf pro-shops.

On August 30, 1994, the Company purchased substantially all the assets and assumed substantially all the liabilities of H.A. Sheldon, Inc. (HAS). HAS is a manufacturer and marketer of men's belts, wallets and suspenders, located in Toronto, Canada. HAS sells to a broad range of retail distribution, including department stores, chain stores, and mass merchants, as well as specialty stores across Canada.

On April 4, 1994, the Company purchased certain assets of Prince Gardner Incorporated (PG) through a foreclosure sale held by PG's primary secured lender. PG has historically been a manufacturer and marketer of women's and men's small leather goods. During fiscal 1997, in addition to its small leather goods products, PG began selling handbags under the Jones New York label to department stores and better specialty stores. After a thorough review conducted in 1996 by management, based upon the future estimated undiscounted cash flows of its PG division, it was determined that future cash flows would be insufficient to recover the PG division's goodwill and other intangibles. Accordingly, an impairment write-off of $3,976,000 was recognized in the fourth quarter of fiscal 1996.

On March 27, 1995, after conducting an extensive review, the Company announced its decision to discontinue its Always In Style operations. This business was originally acquired by the Company in November of 1993, to establish an early position in home-TV shopping through the sales of women's apparel and accessory items. See Note 4.

--------------------------------------------------------------------------------





RESULTS OF OPERATIONS

Comparison of Fiscal Years Ended June 30, 1997, 1996 and 1995

Sales and cost of goods sold and selling, general and administrative expenses for fiscal 1997 compared to the previous two fiscal years were as follows:

                                                                          YEAR ENDED JUNE 30,
                                                                     1997        1996          1995
                                                                   ----------------------------------
                                                                         (Dollars in thousands)
    Net sales...................................................   $102,507     $86,694      $83,721
    Net sales percentage increase
      over comparable prior period..............................       18.2%        3.6%        24.5%
    Cost of goods sold..........................................   $ 64,249     $53,974      $50,892
    Cost of goods sold as a percentage of sales.................       62.7%       62.3%        60.8%
    Selling, general and administrative expenses................   $ 28,123     $25,279      $23,618
    Selling, general and administrative expenses
      as a percentage of sales .................................       27.4%       29.2%        28.2%


Net sales increased $15,813,000, or 18.2% in fiscal 1997. The net sales increase during fiscal 1997 was attributable to additional product sales through existing channels of distribution by the Company's women's and men's accessory businesses, which had percentage increases of 13.8% and 4.4%, respectively.

Net sales increased $2,973,000, or 3.6% in fiscal 1996. Virtually all of this increase was due to sales generated by Canterbury, which was acquired in May 1995, and increased mass merchant sales by the Company's Accessory Design Group
(ADG) division. These increases were offset, to some degree, by a 26% decrease in PG's net sales in fiscal 1996.

Gross margins decreased 0.4% in fiscal 1997, compared to fiscal 1996. This decrease was the result of an increasing women's mass merchant accessory sales mix as a percentage of net sales. Although these women's mass merchant sales were at lower gross margins than the Company's historical gross margins, they also carry a lower selling, general and administrative expense as a percentage of sales as compared to the Company's historical rates. During fiscal 1996, gross margins declined 1.5% primarily due to merchandise sold at lower prices in an effort to reduce slow moving inventory.

Selling, general and administrative expenses as a percentage of net sales decreased 1.8%. A portion of this decrease resulted from a larger mix of women's sales which, on a percentage of sales basis, incur lower variable selling expenses than men's sales. Other contributing factors include decreased selling costs due to the consolidation of divisional sales personnel and volume efficiencies generated by greater than planned sales. Selling, general and administrative expenses as a percentage of net sales increased 1% in fiscal 1996. The increase was due more to lower than anticipated revenues than to the actual amount of selling, general and administrative expenses which, for the most part were very close to planned amounts.

                  MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
                        CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

                                    (continued)

                  Tandy Brands Accessories, Inc. and Subsidiaries

Depreciation and amortization expenses were $1,750,000 in 1997, compared to $2,103,000 in 1996. The decrease in 1997 of $353,000 was largely the result of lower amortization expense due to the write-off of impaired goodwill in the fourth quarter of 1996. See Note 2.

The effective tax rates for 1997, 1996 and 1995 were 37.3%, 58.9% and 36.5%, respectively. The effective tax rate in 1997 returned to historical trends increasing 0.8% compared to 1995 due to additional state and local taxes. The increase in the effective tax rate in 1996 was due, for the most part, to the non-tax deductibility in certain states of the losses associated with PG's operations and impaired asset write-offs.

Income from continuing operations for fiscal 1997 was $4,564,000 or $0.83 a share, compared to $101,000 or $0.02 a share for 1996 and $4,195,000 or $0.80 a share for 1995. The increase in the 1997 income from continuing operations was attributable to significant sales increases, a decrease in depreciation and amortization expenses and a decrease in selling, general and administrative expenses on a percent of sales basis. The decrease in income from continuing operations for 1996 was due to the PG write-off, a lower gross profit margin percentage and higher selling, general and administrative costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity have been cash flows from operations and borrowings under bank credit arrangements. The Company has two unsecured bank credit lines aggregating $50,000,000 which can be used for seasonal debt or letters of credit (See Note 5). The Company also has a Canadian line of credit for approximately $1,000,000 secured by a letter of credit from a U.S. bank. The Company had approximately $35,150,000 available under such lines of credit at June 30, 1997.

During fiscal 1997, the Company provided (used) cash flows from operating activities of ($271,000) compared to $7,156,000 and ($3,716,000) for 1996 and
1995, respectively. The decrease in cash flow in 1997 was attributable to increased net income, offset by increased inventory, accounts receivable and decreased accounts payable, partially offset by an increase in accrued expenses. These changes in cash flows were caused primarily by increased net sales of the Company in 1997, which resulted in increased accounts receivable and inventory levels to support continuing higher levels of sales activity.

In fiscal 1997, the Company provided net cash from financing activities of $2,052,000 due to seasonal borrowings required by increases in inventory and receivables.

-------------------------------------------------------------------------------


The Company plans to use future cash flows from operations to develop and expand current operations. The Company believes that its cash flows from operations and borrowings available under existing bank lines of credit will be sufficient to fund its operations; however, the Company's financial policy is to maintain a debt-to-total capital ratio below 30%. On June 30, 1997, the debt-to-total capital ratio was 27%, compared to 28% in 1996. The Company continues to reduce this ratio below the maximum target of 30% by increasing total capital through increased profits and, as demonstrated in 1996, the use of cash flows generated by operations to reduce outstanding indebtedness. The Company believes it has adequate financial resources and sufficient credit facilities to satisfy its future working capital needs.

                            SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------

                Tandy Brands Accessories, Inc. and Subsidiaries

                    (in thousands, except per share amounts)


                                                                                       YEAR ENDED JUNE 30,

                                                                    1997        1996          1995         1994         1993
                                                                 ------------------------------------------------------------
Net sales................................................        $102,507    $ 86,694      $ 83,721     $ 67,254     $ 50,204
Income from continuing operations (1)....................           4,564         101         4,195        5,363        4,082
Loss from discontinued operation (2).....................               -           -        (3,242)        (301)           -
Net income...............................................           4,564         101           953        5,062        4,082
Income from continuing operations per share (3)..........             .83         .02           .80         1.03          .80
Net income per share (3).................................             .83         .02           .18          .97          .80
Total assets.............................................          65,364      58,411        67,315       49,318       32,231
Long-term debt...........................................          15,850      12,400        16,650        8,000            -
Cash dividends per common share..........................               -           -             -            -            -

(1) See Note 2 for discussion of the Prince Gardner impairment write-off.
(2) See Note 4 for discussion of the discontinued operation.
(3) Net income per share has been adjusted to reflect a 3-for-2 stock split payable to stockholders of record on April 9, 1993.


                             PRICE RANGE OF COMMON

--------------------------------------------------------------------------------

         Quoted by quarter for the two fiscal years ended June 30, 1997

FISCAL 1997                       HIGH           LOW    FISCAL 1996                      HIGH       LOW
September....................... $ 7.50         $6.50   September......................  $9.00      $6.75

December........................ $ 7.50         $6.00   December.......................  $8.50      $6.25

March........................... $ 9.00         $6.00   March..........................  $8.00      $5.25

June............................ $10.13         $8.00   June...........................  $9.50      $7.25

As of August 21,1997, there were approximately 1,221 stockholders of record.