Form 10-K405, Exhibit 13
period 1998-06-30
TANDY BRANDS ACCESSORIES INC
filed 1998-09-21
CIK 869487

                                                                  EXHIBIT 13.1





                                   CANTERBURY
                                     ROLFS
                                 JONES NEW YORK

                               ANNUAL REPORT 1998


                         TANDY BRANDS ACCESSORIES, INC.

The company continues to invest in technology and facilities which increase rapid delivery capabilities to our customers, shown by our recent purchase of this state-of-the-art distribution center located in West Bend, Wisconsin.

                                   [PICTURES]

                             LETTER TO SHAREHOLDERS

EXCELLENT FINANCIAL PERFORMANCE

Fiscal 1998 marked another exceptional year of achievement for Tandy Brands Accessories, Inc. Net sales increased a dramatic 32% to $135 million for the year, and net income increased 59% to $7.2 million, or $1.27 per share. Importantly, the expansion of our existing lines of operation served as the primary driver of this growth, demonstrating the potential of the company's brand franchises and product development capability. Our Accessory Design Group division, in particular, had another very strong year, broadening the company's leadership in the women's accessory market through innovative merchandising and product category additions. The strong contribution made by each of our divisions this past year reflects the successful execution of our strategic initiatives and the commitment of our entire organization to the achievement of our financial goals.

[PICTURE]

SUCCESSFUL GROWTH STRATEGY

Our growth strategy continues to be based on increasing market share through four objectives: the penetration of additional distribution channels with existing products; the introduction of new products into both existing and new channels; the development of brands; and the selective pursuit of acquisitions that complement our core businesses.

During fiscal 1998, we achieved significant success implementing this strategy. We increased our market penetration in department stores and broadened our strong positions in the mass merchant and chain store channels. Our multi-level brand strategy in both the women's and men's segments of our business has been a crucial tool in this regard and is yielding outstanding results. Sales increases in JONES NEW YORK, GREG NORMAN COLLECTION, PRINCESS GARDNER, CANTERBURY and HAGGAR branded products expanded the company's moderate-level and upper-level retail distribution. This expansion, along with the company's existing strength in mass-market retail operations, gives across-the-board diversity and opportunity for continued growth.

We also introduced several successful new product lines through our Accessory Design Group division, notably women's scarves, hats, hair goods and children's accessories. These product launches have been well received by both retailers and consumers and deepen our reputation and capability as a turnkey accessories provider. Continued sales of these new products as well as launches of new products planned for fiscal 1999, including men's JONES NEW YORK belts and small leather goods and private label cold weather accessories, offer significant potential for future sales growth.

Finally, Tandy Brands Accessories, Inc. completed two meaningful acquisitions at the end of fiscal 1998. The purchase of the AMITY and ROLFS trade names provides us the most highly-recognized brands for men's and women's small leather goods. Furthermore, our acquisition of Tiger Accessories, Inc. expands our market penetration into the boys' and big men's markets. These purchases were made in adherence to our commitment to non-dilutive acquisitions, and we are very excited about the growth opportunities that these businesses should generate in the coming years.

Supporting our growth strategy, the company continues to invest in infrastructure and technology to deliver our products reliably and efficiently. Our recent purchase of a highly automated small leather goods distribution facility in West Bend, Wisconsin (facing page) demonstrates our priority of increasing the company's competitive advantage in technology-based delivery systems. The combination of strong brand names, high-value products and state-of-the-art replenishment capabilities strongly entrenches our relationships with our retail customers and places us at the forefront of technology in our industry.

FUTURE GROWTH MOMENTUM

The results and accomplishments of this past year move us closer to our goal of becoming the industry's premier supplier of fashion accessories and have generated a high degree of momentum as we enter fiscal 1999. Specifically, we are well positioned to increase our department store penetration through our growing brand name portfolio, to become a dominant supplier of men's and women's wallets, and to increase sales through the introduction of several exciting new products in the coming year. Our past success and promising future result directly from the capabilities of our enthusiastic, dedicated and talented team. Their drive and passion have advanced Tandy Brands Accessories, Inc. to its current position among the leaders in the fashion accessory business. We are grateful to them, to our valued partners, to our board members and to all of our shareholders for their continued trust and support.


/s/ JAMES F. GAERTNER                   /S/ J.S.B. JENKINS
       (left)                                (right)

                            [JONES NEW YORK PICTURE]

Jones New York is a dominant name in the world of women's apparel. Tandy Brands Accessories, Inc. has translated the look and feel of the Jones New York brand into a strikingly beautiful collection of women's handbags and personal leather goods. The line is sold to better department stores throughout the United States.

                        [ACCESSORY DESIGN GROUP PICTURE]

The dramatic and profitable growth of the Accessory Design Group division is a direct result of the creativity and dedication of the fashion-savvy ADG team. Gathering fashion input from around the world, they translate concepts into high volume product programs for the nation's largest retail organizations.

                                [ROLFS PICTURES]

The Rolfs brand of personal leather goods for men and women provides Tandy Brands Accessories, Inc. with a powerful advantage in the retail market. Long known for its innovative design and functional features, Rolfs products have been satisfying American consumers for over 80 years.

                        [MEN'S AND WOMEN'S BELTS PICTURE]

As the company's largest product classification, men's and women's belts cover a wide spectrum of styles, leathers, buckles, ornamentation and colors. As a key fashion accent for men and women, the category continues to grow in importance.

                                FINANCIAL POLICY

Through the expression of financial policies, the management and directors of Tandy Brands Accessories, Inc. seek to assure stockholders that management targets ambitious growth and returns, while maintaining a prudent capital structure. Accordingly, we have set forth our financial policies and objectives in this annual report. As formulations, they are simple to understand. As management directives, they are challenging to achieve.

CASH FLOW

Maximizing cash flow is a cornerstone of the company's financial policy. Cash, the most versatile asset, is the fuel for growth. Although short-term growth may be financed from external or internal sources, long-term growth relies ultimately on the generation of cash from operations. The company seeks to optimize cash flow - defined as net income plus non-cash charges such as depreciation, amortization and deferred income tax expense - through consistent achievement of earnings growth, through high return on assets used in operations and through early recognition of tax benefits. In 1998, cash flow increased to $9.8 million from $6.1 million in 1997, or an annual growth rate of 60 percent.

CAPITAL STRUCTURE

Total capital includes all continuing sources of capital to Tandy Brands Accessories, Inc. including interest-bearing debt, deferred income taxes and stockholders' equity. The company's long-term objective is to maintain the ratio of interest-bearing debt to total capital to 30 percent or less. At June 30, 1998, the debt to total capital ratio increased to 46 percent compared to 27 percent for the prior year. The purchase of certain assets of AR Accessories Group, Inc. and the acquisition of Tiger Accessories, Inc. during the fourth quarter of fiscal 1998 increased our debt level which resulted in the company exceeding its debt to total capital target.

LEVERAGE

Tandy Brands Accessories, Inc. continues to finance its growth primarily through internal cash flow and the use of borrowed funds. At June 30, 1998, the company had borrowings of $42.6 million under its bank lines of credit compared to $15.9 million in the prior year. It is anticipated, subject to market conditions, that this debt will be repaid through future cash flows and proceeds from the planned stock offering, allowing the company to fund future growth and maintain its capital structure objectives.

PROFIT GROWTH AND
RETURN ON ASSETS

The commitment of low-cost capital to a growth business requires the promise of attractive returns. Tandy Brands Accessories, Inc. seeks annual growth on average of at least 20 percent in pre-tax profits and a minimum pre-tax, pre-interest return on average assets used in operations of 25 percent. Assets used in operations include all assets except corporate cash, marketable securities and goodwill. During the year just ended, the company's pre-tax profit grew at a rate of 60 percent and its pre-tax, pre-interest return on average operating assets was 21 percent.

RETURN ON EQUITY
AND CAPITALIZATION

Tandy Brands Accessories, Inc. also seeks, through a combination of high-asset returns and prudent debt levels, to achieve an after-tax return on average equity of at least 17 percent. During 1998, the company achieved an after-tax return on average equity of 16 percent compared to a prior year performance of 12 percent.

ANTICIPATED GROWTH

The company's objective is to achieve annual growth in operating assets of at least 15 percent. As a result of internal growth and acquisitions, growth in operating assets of 61 percent was achieved for fiscal 1998.

Because a portion of the company's growth may continue to come from acquisitions, the use of stock for some acquisitions could further accelerate the company's average growth rate.

                        CONSOLIDATED STATEMENTS OF INCOME

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                   YEAR ENDED JUNE 30,
                                                          1998            1997           1996
                                                       ---------------------------------------
Net sales ........................................     $ 135,041      $ 102,507      $  86,694
Cost of goods sold ...............................        86,120         64,249         53,974
                                                       ---------      ---------      ---------
   Gross margin ..................................        48,921         38,258         32,720

Selling, general and administrative expenses .....        33,929         28,123         25,279
Depreciation and amortization ....................         1,990          1,750          2,103
Prince Gardner impairment write-off ..............            --             --          3,976
                                                       ---------      ---------      ---------
   Total operating expenses ......................        35,919         29,873         31,358
                                                       ---------      ---------      ---------
Operating income .................................        13,002          8,385          1,362

Interest expense .................................        (1,517)        (1,242)        (1,267)
Royalty, interest and other income ...............           176            141            151
                                                       ---------      ---------      ---------
Income before provision for income taxes .........        11,661          7,284            246
Provision for income taxes .......................         4,424          2,720            145
                                                       ---------      ---------      ---------
      Net income .................................     $   7,237      $   4,564      $     101
                                                       =========      =========      =========
Earnings per common share ........................     $    1.30      $     .84      $     .02
                                                       =========      =========      =========
Earnings per common share - assuming dilution ....     $    1.27      $     .83      $     .02
                                                       =========      =========      =========
Common shares outstanding ........................         5,576          5,451          5,328
                                                       =========      =========      =========
Common shares outstanding - assuming dilution ....         5,682          5,483          5,351
                                                       =========      =========      =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)


                                                                                           JUNE 30,
                                                                                      1998           1997
                                                                                   ------------------------
Assets
Current assets:
   Cash and cash equivalents .................................................     $     283      $     554
   Accounts receivable, net of allowances of $1,116 and $1,076 ...............        27,565         15,210
   Inventories ...............................................................        48,003         32,260
   Other current assets ......................................................         2,329          2,489
                                                                                   ---------      ---------
      Total current assets ...................................................        78,180         50,513
                                                                                   ---------      ---------
Property, plant and equipment, at cost:
   Buildings .................................................................         6,563          2,446
   Leasehold improvements ....................................................         1,399            855
   Machinery and equipment ...................................................         8,148          6,351
                                                                                   ---------      ---------
                                                                                      16,110          9,652
   Accumulated depreciation ..................................................        (5,355)        (4,797)
                                                                                   ---------      ---------
      Net property, plant and equipment ......................................        10,755          4,855
                                                                                   ---------      ---------
Other assets:
   Goodwill, net of accumulated amortization of $3,577 and $2,990 ............        10,489          7,941
   Other intangibles, net of accumulated amortization of $2,035 and $1,709 ...         7,739          1,175
   Other noncurrent assets ...................................................           857            880
                                                                                   ---------      ---------
      Total other noncurrent assets ..........................................        19,085          9,996
                                                                                   ---------      ---------
                                                                                   $ 108,020      $  65,364
                                                                                   =========      =========
Liabilities and Stockholders' Equity Current liabilities:
   Accounts payable ..........................................................     $   6,789      $   3,180
   Notes payable .............................................................         7,600             --
   Accrued payroll and bonuses ...............................................         2,817          1,867
   Accrued expenses ..........................................................         4,640          2,112
                                                                                   ---------      ---------
      Total current liabilities ..............................................        21,846          7,159
                                                                                   ---------      ---------

Other liabilities:
   Notes payable .............................................................        35,000         15,850
   Other noncurrent liabilities ..............................................           333            226
                                                                                   ---------      ---------
      Total other liabilities ................................................        35,333         16,076
                                                                                   ---------      ---------
Commitments (Note 7)

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares authorized; none issued ...            --             --
   Common stock, $1 par value; 10,000,000 shares authorized;
      5,616,724 shares and 5,490,091 shares issued and outstanding
      as of June 30, 1998 and 1997, respectively .............................         5,617          5,490
   Additional paid in capital ................................................        20,374         18,732
   Retained earnings .........................................................        24,850         17,907
                                                                                   ---------      ---------
      Total stockholders' equity .............................................        50,841         42,129
                                                                                   ---------      ---------
                                                                                   $ 108,020      $  65,364
                                                                                   =========      =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                                 (In thousands)

                                                                                                    YEAR ENDED JUNE 30,

                                                                                              1998         1997           1996
                                                                                           ------------------------------------
Cash flows from operating activities:
   Net income ........................................................................     $  7,237      $  4,564      $    101
   Adjustments to reconcile net income to net cash
      provided by (used for) operating activities:
         Prince Gardner impairment write-off .........................................           --            --         3,976
         Depreciation ................................................................        1,212         1,074           985
         Amortization ................................................................          934           849         1,222
         Deferred taxes ..............................................................          295          (265)         (607)
         Other .......................................................................         (134)          (76)         (376)
   Change in assets and liabilities, net of effects from acquisition:
         Accounts receivable .........................................................       (6,049)       (1,464)         (466)
         Accounts receivable purchased from AR Accessories Group, Inc. ...............       (3,053)           --            --
         Inventories .................................................................       (7,517)       (5,650)        3,600
         Inventory purchased from AR Accessories Group, Inc. .........................       (5,137)           --            --
         Accounts payable ............................................................        2,644        (1,444)          352
         Accrued expenses ............................................................        1,220         1,865        (1,320)
         Other assets ................................................................          441           276          (311)
                                                                                           --------      --------      --------
   Net cash provided by (used for) operating activities ..............................       (7,907)         (271)        7,156
                                                                                           --------      --------      --------

Cash flows from investing activities:
   Purchases of property and equipment ...............................................       (2,449)       (1,507)         (796)
   Sale of property and equipment ....................................................          233           192           234
   Acquisition of Tiger Accessories, Inc. ............................................       (5,591)           --            --
   Purchases of property, equipment and tradenames from AR Accessories Group, Inc. ...      (10,786)           --            --
                                                                                           --------      --------      --------
   Net cash used for investing activities ............................................      (18,593)       (1,315)         (562)
                                                                                           --------      --------      --------

Cash flows from financing activities:
   Sale of stock to stock purchase program ...........................................        1,047           802           862
   Exercise of employee stock options ................................................          222            --            21
   Proceeds from borrowings ..........................................................       82,350        44,750        26,845
   Payments under borrowings .........................................................      (57,390)      (43,500)      (35,722)
                                                                                           --------      --------      --------
Net cash provided by (used for) financing activities .................................       26,229         2,052        (7,994)
                                                                                           --------      --------      --------

Net increase (decrease) in cash and cash equivalents .................................         (271)          466        (1,400)
Cash and cash equivalents at beginning of year .......................................          554            88         1,488
                                                                                           --------      --------      --------

Cash and cash equivalents at end of year .............................................     $    283      $    554      $     88
                                                                                           ========      ========      ========

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest .......................................................................     $  1,367      $  1,179      $  1,259
      Income taxes ...................................................................        4,553         2,278           691

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                    COMMON STOCK           ADDITIONAL
                                                               -----------------------       PAID IN     RETAINED
                                                                SHARES        AMOUNT         CAPITAL     EARNINGS
                                                               ---------------------------------------------------
Balance at June 30, 1995 .................................     5,257,458     $   5,257     $  17,280     $  13,302

Sale of stock to the Tandy Brands Accessories, Inc. ......
   Stock Purchase Program ................................       117,384           117           745            --
Sale of unissued common stock to employees
   for exercise of stock options .........................         7,425             8            13            --
Foreign currency translation adjustment ..................            --            --            --            24
Net income ...............................................            --            --            --           101
                                                               ---------     ---------     ---------     ---------

Balance at June 30, 1996 .................................     5,382,267         5,382        18,038        13,427

Sale of stock to the Tandy Brands Accessories, Inc. ......
   Stock Purchase Program ................................       107,824           108           694            --
Foreign currency translation adjustment ..................            --            --            --           (84)
Net income ...............................................            --            --            --         4,564
                                                               ---------     ---------     ---------     ---------

Balance at June 30, 1997 .................................     5,490,091         5,490        18,732        17,907

Sale of stock to the Tandy Brands Accessories, Inc. ......
   Stock Purchase Program ................................        69,561            70           977            --
Sale of unissued common stock to employees
   for exercise of stock options .........................        28,902            29           193            --
Issuance of stock pursuant to the acquisition of Tiger
   Accessories, Inc. .....................................        28,170            28           472            --
Foreign currency translation adjustment ..................            --            --            --          (294)
Net income ...............................................            --            --            --         7,237
                                                               ---------     ---------     ---------     ---------

Balance at June 30, 1998 .................................     5,616,724     $   5,617     $  20,374     $  24,850
                                                               =========     =========     =========     =========


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

Inventories consist of the following:

                                      JUNE 30,
                               1998            1997
                           ---------------------------
Raw materials ........     $ 8,489,000     $ 4,881,000
Work-in-process ......         159,000       1,101,000
Finished goods .......      39,355,000      26,278,000
                           -----------     -----------
                           $48,003,000     $32,260,000
                           ===========     ===========

PROPERTY AND EQUIPMENT

Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method and at the rates shown:

Buildings                          3%
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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE l - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

MAJOR CUSTOMERS

Consolidated net sales to Wal-Mart accounted for approximately 43%, 36%, and 35% of the Company's sales in fiscal 1998, 1997 and 1996, respectively. No other customers accounted for 10% or more of total revenues.

MAJOR SUPPLIER

During fiscal 1998, 1997 and 1996, the Company purchased inventory of approximately $19,500,000, $18,900,000 and $13,000,000, respectively, from a supplier who is controlled by a shareholder of the Company. The merchandise was purchased at amounts which approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated in that the inventory may be purchased from various other sources.

STOCK BASED COMPENSATION

The Company may with the approval of its Board of Directors grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees," and, accordingly, recognizes no compensation expense for the stock option grants. The Company has adopted the disclosure-only provisions as specified by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting For Stock-Based Compensation."

INCOME TAXES

Income taxes have been provided for using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

EARNINGS PER SHARE

In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Dilutive earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS No. 128 requirements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE l - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires that an enterprise report, by major component and as a single total, the change in its equity during the period from nonowner sources, and SFAS No. 131 establishes annual and interim reporting requirements for an enterprise's operating segments and related disclosures about its products and services, geographical areas in which it operates and major customers. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Effects of the adoption of these statements during fiscal year 1999 will primarily be limited to the form and content of the Company's disclosures and is not expected to materially impact the Company's consolidated financial position or statements of income, stockholders' equity and cash flows.

NOTE 2 - PRINCE GARDNER IMPAIRMENT WRITE-OFF

On April 4, 1994, the Company purchased for $7,690,000 certain assets of Prince Gardner Incorporated ("PG") through a foreclosure sale held by PG's primary secured lender. PG is a manufacturer and marketer of women's and men's small leather goods. After a thorough review conducted in 1996 by management based upon future estimated undiscounted cash flows, it was determined that future cash flows would be insufficient to recover the Prince Gardner division's goodwill and other intangibles. Accordingly, an impairment write-off of $3,976,000 was recognized in the fourth quarter of fiscal 1996.

NOTE 3 - ACQUISITIONS

On May 12, 1998, the Company purchased certain assets of AR Accessories Group, Inc. ("AR") through an auction held in the Bankruptcy Court for the Eastern District of Wisconsin. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, the distribution center located in West Bend, Wisconsin, and related tradenames including "Amity" and "Rolfs". The cash purchase price of approximately $18,976,000 including certain acquisition costs was provided by drawing on existing bank lines. The related tradenames acquired through the auction of approximately $6,005,000 are being amortized over 20 years. The purchase of such assets did not constitute a "business" for purposes of Rule 3-05 and Rule 11-01(d) of Regulation S-X of the Securities and Exchange Commission. As a result, disclosure of pro forma information giving effect to the purchase of certain assets of AR is not presented.

On June 1, 1998, the Company acquired all of the outstanding common stock of Tiger Accessories, Inc. ("Tiger") for an aggregate purchase price of $6,091,000 including acquisition-related costs. The purchase price was comprised of $5,591,000 in cash and 28,170 shares of Company issued common stock valued at $500,000. Tiger is a manufacturer and marketer of men's and boys' belts to various mass merchants. In conjunction with the purchase, the Company assumed approximately $4,189,000 in liabilities of which $1,790,000 in bank indebtedness was immediately retired. The acquisition was accounted for under the purchase method of accounting and the resultant goodwill of approximately $3,267,000 and other intangibles related to non-compete agreements of approximately $500,000 are being amortized over 20 and 3 years, respectively. Unaudited pro forma consolidated results of Tandy Brands Accessories, Inc. and Tiger, as if the acquisitions had occurred at the beginning of fiscal year 1998, are as follows:

                                                         (Unaudited)
                                                            1998
                                                      ---------------
Net sales .......................................     $   150,121,000
Net income ......................................     $     7,867,000
Earnings per common share .......................     $          1.41
Earnings per common share - assuming dilution ...     $          1.38

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 4 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                     YEAR ENDED JUNE 30,
                                                                                  1998       1997       1996
                                                                                 ----------------------------
Numerator for basic and diluted earnings per share:
   Net income ..............................................................     $7,237     $4,564     $  101
                                                                                 ======     ======     ======

Denominator:
   Weighted average shares outstanding .....................................      5,559      5,444      5,328
   Contingently issuable shares ............................................         17          7         --
                                                                                 ------     ------     ------
      Denominator for basic earnings per share - weighted-average shares ...      5,576      5,451      5,328

Effect of dilutive securities:
   Employee stock options ..................................................         93         29         23
   Director stock options ..................................................         13          3         --
                                                                                 ------     ------     ------
      Dilutive potential common shares .....................................        106         32         23

Denominator for earnings per share assuming dilution - adjusted
   weighted-average shares .................................................      5,682      5,483      5,351
                                                                                 ======     ======     ======

Earnings per share .........................................................     $ 1.30     $  .84     $  .02
                                                                                 ======     ======     ======

Earnings per share - assuming dilution .....................................     $ 1.27     $  .83     $  .02
                                                                                 ======     ======     ======

Options to purchase 100,275 shares of common stock at prices ranging from $18.67
- $19.75 per share were outstanding during fiscal year 1998 but were not included in the computation of earnings per share - assuming dilution because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 5 - CREDIT ARRANGEMENTS

The Company has an unsecured line of credit with a bank for $30,000,000. Of this amount, $20,000,000, which expires on April 30, 2000, is a committed facility that requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The line may be used for borrowings or letters of credit and bears interest at negotiated rates. The remaining $10,000,000, which expires on April 30, 1999, is an uncommitted facility that may be used for borrowings or letters of credit and bears interest at various rates with short term durations. At June 30, 1998 and 1997, the Company had total borrowings under such facilities of $22,600,000 and $10,850,000, respectively, bearing interest at rates from 7% - 7.25%.

The Company has an unsecured line of credit with another bank for $35,000,000. Of this amount, $15,000,000, which expires on May 14, 2000, is a committed facility that requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The line may be used for borrowings or letters of credit and bears interest at negotiated rates. The remaining $20,000,000 is an uncommitted facility that may be used for borrowings or letters of credit and bears interest at various rates with short term durations subject to payment on demand by the respective bank. At June 30, 1998 and 1997, the Company had borrowings under the committed facility of $15,000,000 and $5,000,000, bearing interest at 7% and 6.44%, respectively. At June 30, 1998, the Company had borrowings under the uncommitted facility of $5,000,000, bearing interest at 7%. At June 30, 1998 and 1997, the Company had letters of credit under the uncommitted facility of $13,282,000 and $4,985,000, respectively, which were used in conjunction with merchandise procurement. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 5 - CREDIT ARRANGEMENTS (continued)

The Company also has a Canadian line of credit for approximately $360,000 secured by a letter of credit from a U.S. bank.
At June 30, 1998 and 1997, there were no borrowings under this line of credit.

Under the above credit facilities, future payments required for debt maturities will be $7,600,000 and $35,000,000 in fiscal years 1999 and 2000, respectively.

NOTE 6 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1998 and 1997, are as follows:

                                                    1998             1997
                                                ----------------------------
   Deferred tax assets:
      Accounts receivable valuation .......     $        --      $   348,000
      Inventory valuation .................         620,000          592,000
      Goodwill and other intangibles ......         520,000          569,000
      Other, net ..........................         523,000          240,000
                                                -----------      -----------
         Total deferred tax assets ........       1,663,000        1,749,000

   Deferred tax liabilities:
      Accounts receivable valuation .......        (167,000)              --
      Depreciation ........................        (106,000)         (64,000)
                                                -----------      -----------
         Total deferred tax liabilities ...        (273,000)         (64,000)
                                                -----------      -----------
            Net deferred tax asset ........     $ 1,390,000      $ 1,685,000
                                                ===========      ===========

Significant components of the provision for income taxes are as follows:

                                       1998             1997              1996
                                   ---------------------------------------------
Current:
   Federal ...................     $ 4,276,000      $ 2,722,000      $   709,000
   Foreign ...................          72,000           51,000          (66,000)
   State and local ...........         371,000          212,000          109,000
                                   -----------      -----------      -----------
                                     4,719,000        2,985,000          752,000
                                   -----------      -----------      -----------
Deferred:
   Federal ...................        (294,000)        (254,000)        (547,000)
   State and local ...........          (1,000)         (11,000)         (60,000)
                                   -----------      -----------      -----------
                                      (295,000)        (265,000)        (607,000)
                                   -----------      -----------      -----------
      Income tax provision ...     $ 4,424,000      $ 2,720,000      $   145,000
                                   ===========      ===========      ===========

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                                 1998      1997      1996
                                                                 -------------------------
Statutory rate .............................................     34.0%     34.0%     34.0%
State and local taxes, net of federal income tax benefit ...      2.1%      1.8%     23.6%
Other, net .................................................      1.8%      1.5%      1.3%
                                                                 ----      ----      ----
                                                                 37.9%     37.3%     58.9%
                                                                 ====      ====      ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 7 - COMMITMENTS

The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2006 with varying renewal and escalation clauses. Rental expense for fiscal 1998, 1997 and 1996 totaled $1,184,000, $1,074,000 and $851,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense related thereto for fiscal 1998, 1997 and 1996 totaled $1,382,000, $1,209,000, and $909,000, respectively.

Future minimum rental and royalty commitments as of June 30, 1998, are as follows:


FISCAL YEAR                AMOUNT
-----------------------------------
1999 ...............     $2,210,000
2000 ...............      1,581,000
2001 ...............      1,146,000
2002 ...............        794,000
2003 ...............        785,000
Thereafter .........      1,126,000
                         ----------
                         $7,642,000
                         ==========

NOTE 8 - EMPLOYEE STOCK OPTIONS

The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 20% per year beginning one year after the grant date. At June 30, 1998 and 1997, the number of shares available for grant were 315,317 and 107,317, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1995:

                                       NUMBER    WEIGHTED-AVERAGE
                                      OF SHARES   EXERCISE PRICE
                                      ---------------------------
Outstanding at June 30, 1995 ....      346,631      $12.16

Options granted .................           --          --
Options exercised ...............       (7,425)     $ 2.74
Options canceled or expired .....      (52,602)     $16.28
                                       -------
Outstanding at June 30, 1996 ....      286,604      $11.68

Options granted .................       82,000      $ 6.72
Options exercised ...............           --          --
Options canceled or expired .....      (19,050)     $11.04
                                       -------
Outstanding at June 30, 1997 ....      349,554      $10.55

Options granted .................       92,000      $12.89
Options exercised ...............       (5,675)     $ 7.34
Options canceled or expired .....           --          --
                                       -------
Outstanding at June 30, 1998 ....      435,879      $11.08
                                       =======

Exercisable at June 30, 1998 ....      246,792      $11.38
                                       =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 8 - EMPLOYEE STOCK OPTIONS (continued)

The following table segregates outstanding options into groups based on price ranges of less than and more than $10 per share:

                                                     $2.07-$9.25    $10.33-$19.75
                                                     ----------------------------
All outstanding options:
   Number of shares.................................     189,276       246,603
   Weighted-average exercise price..................       $6.40        $14.68
   Weighted-average remaining contractual life......   5.8 years     6.6 years

   Exercisable options:
   Number of shares.................................     102,276       144,516
   Weighted-average exercise price..................       $5.55        $15.51

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 1998 and 1997: dividend yield of 0.0%; expected volatility of 0.55%; a risk free interest rate of 6.42%; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 1998 and 1997, the weighted-average grant date fair value of such options was $8.13 and $4.25, respectively.

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The pro forma effects on net income for fiscal 1998, 1997 and 1996 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1996. The Company's pro forma information follows:

                                                    1998         1997        1996
                                                -------------------------------------
Net income:
   As reported ............................     $   7,237     $   4,564     $     101
   Pro forma ..............................     $   7,113     $   4,527     $     101

Earnings per share:
   As reported ............................     $    1.30     $     .84     $     .02
   Pro forma ..............................     $    1.28     $     .83     $     .02

Earnings per share - assuming dilution:
   As reported ............................     $    1.27     $     .83     $     .02
   Pro forma ..............................     $    1.25     $     .83     $     .02

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 9 - NON-EMPLOYEE DIRECTOR STOCK PLANS

In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. There were no shares issued to the directors during fiscal years 1998, 1997 and 1996. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 1998, 1997 and 1996 was $72,942, $98,395 and $15,327, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 67,972 options were outstanding as of June 30, 1998. The options range in price from $8.00 to $19.00 and are generally exercisable at a rate of 20% per year beginning one year after the grant date. During fiscal 1998, 23,227 options were exercised. Prior to fiscal 1998, there were no options exercised.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan (the "Plan") is open to substantially all employees who have been employed by the Company for over two years. Under the Plan, participants may contribute 5% of their earnings, with the Company matching 150%. The contributions are paid to a trustee and invested primarily in Company common stock.
Employer contributions are fully vested upon payment.

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the Tandy Brands Accessories, Inc. Employees Investment Plan. Under the Program, participants may contribute 5% or l0% of their earnings, with the Company matching 50% of each participant's contribution. The Program also permits employees with six months to two years of service to participate in the Program with the Company matching 25% of each participant's contribution. The Program purchases treasury, if available, or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Total Company contributions to these plans were approximately $988,000, $952,000 and $692,000 in fiscal 1998, 1997 and 1996, respectively.

NOTE 11 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

PREFERRED STOCK

The Company's Board of Directors is authorized to approve the issuance of preferred stock without further stockholder approval. The Board of Directors of the Company is also authorized to determine, without any further action by the holders of the Company's common stock, the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any series of preferred stock and the designation thereof. No shares of preferred stock have been issued.

In connection with the adoption of its Preferred Share Purchase Rights Plan (the "Rights Plan"), the Company has designated and reserved for issuance upon exercise of such rights 150,000 shares of Series A Junior Participating Cumulative Preferred Stock.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 11 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS (continued)

Should the Board of Directors elect to exercise its authority to issue any additional series of preferred stock, the rights, preferences and privileges of holders of the Company's common stock would be made subject to the rights, preferences and privileges of such additional series.

PREFERRED SHARE PURCHASE RIGHTS

Prior to the spin-off of the Company, the Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of the Company's common stock was distributed with one preferred share purchase right (collectively, the "Rights") which entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston, N.A., as Rights Agent.

The Rights are not exercisable until the Rights Distribution Date as defined in the Rights Agreement and will expire on December 31, 2000, unless earlier redeemed by the Company.

NOTE 12 - SUBSEQUENT EVENT

On August 12, 1998, the Company filed a registration statement with the Securities and Exchange Commission in connection with an offering of 1,900,000 shares of common stock, subject to market conditions. Of this amount, 1,732,500 shares are to be sold by the Company and 167,500 shares are to be sold by the Tandy Brands Accessories, Inc. Employees Investment Plan. The proceeds from the offering to be received by the Company are intended to be used for the repayment of debt.

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 1998, is set forth below:

                                                          FIRST          SECOND            THIRD          FOURTH
                                                         QUARTER         QUARTER          QUARTER        QUARTER
                                                      --------------------------------------------------------------
Fiscal 1998
Net sales ...........................................     $30,865         $36,823         $32,970         $34,383
Gross profit ........................................      11,616          13,531          12,023          11,751
Income before income taxes ..........................       3,132           4,431           2,275           1,823
Net income ..........................................       1,932           2,731           1,384           1,190
Earnings per common share (1) .......................     $   .35         $   .49         $   .25         $   .21
Earnings per common share - assuming dilution (1) ...     $   .35         $   .48         $   .24         $   .21

Fiscal 1997
Net sales ...........................................     $23,661         $29,879         $23,922         $25,045
Gross profit ........................................       8,933          10,886           8,937           9,502
Income before income taxes ..........................       1,681           2,680           1,241           1,682
Net income ..........................................       1,063           1,700             745           1,056
Earnings per common share (1) .......................     $   .20         $   .31         $   .14         $   .19
Earnings per common share - assuming dilution (1) ...     $   .20         $   .31         $   .14         $   .19

(1) Reflects the effect of the adoption of SFAS No.128, "Earnings per Share."

                         REPORT OF INDEPENDENT AUDITORS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


TO THE BOARD OF DIRECTORS OF TANDY BRANDS ACCESSORIES, INC.


We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                            /S/ ERNST & YOUNG LLP

Fort Worth, Texas
August 7, 1998

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


GENERAL

Tandy Brands Accessories, Inc. (the "Company") is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories, suspenders and neckwear. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including JONES NEW YORK, GREG NORMAN COLLECTION, ROLFS, HAGGAR, BUGLE BOY, CANTERBURY, PRINCE GARDNER, PRINCESS GARDNER, AMITY, ACCESSORY DESIGN GROUP and TIGER, as well as private brands for major retail customers. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, golf pro shops and catalogs.

The Company seeks increased accessory sales and earnings through a variety of means including increased sales through the Company's current operating units as well as growth through acquisition of similar businesses. During the fourth quarter of 1998, the Company purchased certain assets of AR Accessories Group, Inc. and acquired Tiger Accessories, Inc. See Note 3. Although these two purchases had an immaterial impact on fiscal 1998 results because they were completed late in the year, the Company anticipates significant future growth in sales and earnings as a result of these purchases in fiscal 1999.

Sales and cost of goods sold and selling, general and administrative expenses for fiscal 1998 compared to the previous two fiscal years were as follows:

                                                                                               YEAR ENDED JUNE 30,
                                                                                      1998           1997              1996
                                                                                  ------------------------------------------
                                                                                            (Dollars in thousands)
Net sales ...................................................................     $  135,041      $  102,507      $   86,694
Net sales percentage increase over comparable prior period ..................           31.7%           18.2%            3.6%
Cost of goods sold ..........................................................     $   86,120      $   64,249      $   53,974
Cost of goods sold as a percentage of net sales .............................           63.8%           62.7%           62.3%
Selling, general and administrative expenses ................................     $   33,929      $   28,123      $   25,279
Selling, general and administrative expenses as a percentage of net sales ...           25.1%           27.4%           29.2%

FISCAL 1998 COMPARED TO FISCAL 1997

NET SALES

Net sales increased $32.5 million, or 31.7%, in fiscal 1998 as compared to fiscal 1997. The net sales increase during fiscal 1998 was primarily attributable to additional product sales through existing channels of distribution by the Company's women's and men's accessory businesses. The women's accessories sales increased $25.9 million in fiscal 1998, of which $14.5 million was related to new product categories including scarves, scarf accessories, hair accessories and children's accessories. Sales related to the acquisition of Tiger Accessories, Inc. and the purchase of certain assets of AR Accessories Group, Inc. contributed $3.9 million during the fourth quarter of fiscal 1998.

GROSS MARGIN

Gross margins increased $10.7 million, or 27.9%, in fiscal 1998. As a percentage of sales, gross margins decreased 1.1% in fiscal 1998 compared to fiscal 1997. This decrease is the result of an increasing women's mass merchant accessory sales mix as a percentage of net sales. Although these women's mass merchant sales were at lower gross margins than the Company's historical gross margins, they also carry a lower selling, general and administrative expense as a percentage of sales as compared to the Company's historical rates.

OPERATING EXPENSES

Selling, general and administrative expenses increased $5.8 million, or 20.6%, in fiscal 1998. However, selling, general and administrative expenses decreased 2.3% as a percentage of sales. The selling, general and administrative expense ratio was positively impacted by leveraging expenses against higher sales volumes. A portion of this decrease resulted from a larger mix

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


of women's accessories sales to mass merchants which, on a percentage of sales basis, incur lower variable selling expenses as compared to product sales to other channels of distribution.

Depreciation and amortization expenses were approximately $2.0 million in fiscal 1998, compared to approximately $1.8 million in 1997. The 13.7% increase was primarily attributable to depreciation expense and amortization related to the purchase of certain assets from AR Accessories Group, Inc., the acquisition of Tiger Accessories, Inc. and the purchase of property and equipment in fiscal 1998.

The effective tax rates for fiscal 1998 and fiscal 1997 were 37.9% and 37.3%, respectively. Consistent with the prior year, the effective tax rate in fiscal 1998 increased 0.6% due primarily to additional state and local taxes.

Net income for fiscal 1998 was $7.2 million, or $1.27 per diluted share, compared to $4.6 million, or $0.83 per diluted share in fiscal 1997. The 58.6% increase in net income was primarily attributable to significant sales increases, which resulted in significant selling, general and administrative expense volume efficiencies offset partially by increased sales of products with lower gross margins.

FISCAL 1997 COMPARED TO FISCAL 1996

NET SALES

Net sales increased $15.8 million, or 18.2%, in fiscal 1997 compared to fiscal 1996. The net sales increase during fiscal 1997 was attributable to additional product sales through existing channels of distribution by the Company's women's and men's accessory businesses which had percentage increases of 13.8% and 4.4%, respectively.

GROSS MARGIN

Gross margins decreased 0.4% in fiscal 1997 as compared to fiscal 1996. This decrease is the result of an increasing women's mass merchant accessory sales mix as a percentage of net sales. Although these women's mass merchant product sales were at lower gross margins than the Company's historical gross margins, they also carry a lower selling, general and administrative expense as a percentage of sales as compared to the Company's historical rates.

OPERATING EXPENSES

Selling, general and administrative expenses as a percentage of net sales decreased 1.8% in fiscal 1997. A portion of this decrease resulted from a larger mix of women's product sales which, on a percentage of sales basis, incur lower variable selling expenses than men's product sales. Other contributing factors include decreased selling costs due to the consolidation of divisional sales personnel and volume efficiencies generated by greater than planned sales.

Depreciation and amortization expenses were approximately $1.8 million in fiscal 1997, compared to approximately $2.1 million in fiscal 1996. The decrease in fiscal 1997 of $0.3 million was largely the result of lower amortization expense due to the write-down of the Prince Gardner ("PG") impaired goodwill recorded in the fourth quarter of fiscal 1996. See Note 2.

The effective tax rates for fiscal 1997, fiscal 1996 and fiscal 1995 were 37.3%, 58.9% and 36.5%, respectively. The effective tax rate in fiscal 1997 returned to historical trends increasing 0.8% compared to fiscal 1995 due to additional state and local taxes. The increase in the effective tax rate in fiscal 1996 was due primarily to the non-tax deductibility in certain states of the losses associated with PG's operations and impaired asset write-offs.

Net income for fiscal 1997 was approximately $4.6 million, or $0.83 per diluted share, compared to $0.1 million, or $0.02 per diluted share in fiscal 1996. The increase in the fiscal 1997 net income was attributable to significant sales increases, a decrease in depreciation and amortization expenses and a decrease in selling, general and administrative expenses as a percentage of sales.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1998, the Company used cash flows from operating activities of $7.9 million compared to a use of $0.3 million for fiscal 1997. This use of cash from operating activities increased due to purchases of accounts receivable and inventory of AR

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


Accessories Group, Inc. amounting to $8.2 million. Cash flows resulting from increases in net income and accounts payable were offset by increases in accounts receivable and inventory required to support the Company's higher levels of sales activities.

The Company used cash for investing activities of $18.6 million in fiscal 1998 compared to $1.3 million in fiscal 1997. During the fourth quarter of fiscal 1998, the Company acquired the stock of Tiger Accessories, Inc. and purchased property, equipment and trade names of AR Accessories Group, Inc. using cash of $5.6 million and $10.8 million, respectively. See Note 3. The Company also invested a total of $2.4 million in additional property and equipment. In order to support its increasing sales during fiscal 1998, the Company expanded its distribution facility in Yoakum, Texas, and its sales and support offices in Arlington, Texas, and New York, New York. Capital expenditures were also made in computer hardware and software to upgrade system hardware and implement a distribution system application in each of the Company's distribution centers.

The Company's primary sources of liquidity for its various expenditures have been cash flows from operations and borrowings under bank credit arrangements. The Company has two unsecured bank credit lines aggregating $65 million which can be used for general corporate purposes including working capital requirements, acquisition activities and funding letters of credit. See Note 5. The Company also has a Canadian line of credit for approximately $360,000 secured by a letter of credit from a U.S. bank. As of June 30, 1998, the Company had credit availability under its credit facilities of approximately $9.5 million.

On August 12, 1998, the Company filed a registration statement with the Securities and Exchange Commission in connection with an offering of 1.9 million shares of common stock which will be completed subject to market conditions. The Company intends to use any proceeds it receives from the offering for repayment of bank indebtedness. See Note 12. The Company plans to use future cash flows from operations to reduce outstanding indebtedness and develop and expand current operations. The Company believes it has adequate financial resources and access to sufficient credit facilities to satisfy its future working capital needs.

YEAR 2000 COMPLIANCE

Many existing computer programs utilized globally use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results by or at the year 2000. This year 2000 issue is believed to affect virtually all companies and organizations, including the Company. The Company has undertaken a program to address its exposure to year 2000 issues. The Company is currently testing its program modifications and believes that its implementation plan will be successful. Although there can be no assurance with respect thereto, the Company does not expect that the year 2000 issues (including the cost of the Company's compliance program as currently estimated) will have a material adverse effect on the Company's financial position or results of operations.

SEASONALITY

The Company's quarterly sales and net income results are fairly consistent throughout the fiscal year, with a seasonal increase during the second quarter.

INFLATION

Although the Company's operations are affected by general economic trends, the Company does not believe that inflation has had a material effect on the operating results of the Company during the past three fiscal years.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                             SELECTED FINANCIAL DATA

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                             YEAR ENDED JUNE 30,

                                                           1998         1997        1996        1995         1994
                                                         ---------------------------------------------------------
Income Statement Data:
Net sales ..........................................     $135,041     $102,507     $86,694     $83,721     $67,254
Gross profit .......................................       48,921       38,258      32,720      32,829      26,666
Intangible asset impairment write-off (1) ..........           --           --       3,976          --          --
Operating income ...................................       13,002        8,385       1,362       7,431       8,252
Interest expense ...................................        1,517        1,242       1,267       1,048         214
Net income from continuing operations (2) ..........        7,237        4,564         101       4,195       5,363
Net income from continuing operations per share (3):
   Earnings per share ..............................     $   1.30     $   0.84     $  0.02     $  0.81     $  1.06
   Earnings per share - assuming dilution ..........     $   1.27     $   0.83     $  0.02     $  0.80     $  1.04

                                                                                  JUNE 30,

                                                           1998         1997        1996         1995          1994
                                                        ------------------------------------------------------------
Balance Sheet Data:
Working capital.....................................    $ 56,334     $ 43,354     $ 34,082     $ 33,069     $ 27,858
Total assets........................................     108,020       65,364       58,411       67,315       49,318
Long-term debt......................................      35,000       15,850       12,400       16,650        8,000
Stockholders' equity................................      50,841       42,129       36,847       35,839       33,573

(1)  See Note 2 for discussion of the Prince Gardner impairment write-off.
(2) During fiscal 1995, the Company recorded a loss of $3.2 million from discontinued operations related to its decision to dispose of the Always In Style operations.
(3) The earnings per share amounts prior to June 30, 1998, have been restated as required to comply with SFAS No. 128, "Earnings Per Share."


                           PRICE RANGE OF COMMON STOCK

         Quoted by quarter for the two fiscal years ended June 30, 1998

FISCAL 1998                   HIGH      LOW      FISCAL 1997                   HIGH      LOW
September..............      $14.00    $ 9.50    September..............      $ 7.50    $6.50
December...............      $18.00    $13.00    December...............      $ 7.50    $6.00
March..................      $20.38    $15.50    March..................      $ 9.00    $6.00
June...................      $19.63    $17.00    June...................      $10.13    $8.00

As of August 11, 1998, there were approximately 1,118 stockholders of record.

                              CORPORATE INFORMATION

DIRECTORS

Dr. James F. Gaertner
Chairman of the Board
Dean of the College of Business
The University of Texas at San Antonio

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell
President and Chief Executive Officer
Tyler Corporation

Robert E. Runice
Private Investor

Gene Stallings
Collegiate and Professional Football Coach,
Author and Private Investor

Maxine K. Clark
President and Chief Executive Officer
Build-A-Bear Workshop, L.L.C.

Marvin J. Girouard
President and Chief Executive Officer
Pier 1 Imports, Inc.

[PICTURE]
TOP FROM LEFT: Mr. Runice, Mr. Stallings, Mr. Jenkins, Mr. Girouard, BOTTOM FROM LEFT: Dr. Gaertner, Ms. Clark, Mr. Rundell

OFFICERS

J. S. B. Jenkins
President and Chief Executive Officer

Jerry W. Wood
Executive Vice President

Stanley T. Ninemire
Senior Vice President and
Chief Financial Officer

Darrel A. Rice
Secretary

CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
(817) 548-0090
www.tandybrands.com

Annual Meeting
9:00 a.m., October 20, 1998
Hyatt Regency DFW
International Parkway
Inside Dallas/Fort Worth Airport
DFW Airport, Texas 75261

Common Stock Transfer Agent
and Registrar
BankBoston, N.A.
Stock Inquiries: (781) 575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol TBAC.

The Company's Form 10-K Report for the year ended June 30, 1998, as filed with the Securities and Exchange Commission, is available without charge upon request to Stanley T. Ninemire at the address of the Corporate Offices.

JONES NEW YORK is a trademark of Jones Investment Co. Inc. The Shark Logo and GREG NORMAN COLLECTION are trademarks of Great White Shark Enterprises, Inc. HAGGAR is a trademark of Haggar Corporation. BUGLE BOY is a trademark of Bugle Boy Industries. All of these trademarks are used under license from their respective owners by Tandy Brands Accessories, Inc. ROLFS, CANTERBURY, AMITY and PRINCESS GARDNER are trademarks of Tandy Brands Accessories, Inc.

                                PRINCESS GARDNER
                                     AMITY
                                   BUGLE BOY

                                [JONES NEW YORK]
                            [GREG NORMAN COLLECTION]
                                    [ROLFS]
                                    [HAGGAR]
                                  [BUGLE BOY]
                                  [CANTERBURY]
                                  [AMITY (R)]
                               [PRINCESS GARDNER]

                         TANDY BRANDS ACCESSORIES, INC.

                                CORPORATE OFFICES
                          ------------------------------
                            690 EAST LAMAR BOULEVARD
                                    SUITE 200
                             ARLINGTON, TEXAS 76011
                                  817-548-0090
                               www.tandybrands.com