Form 10-K405, Exhibit 13
period 1999-06-30
TANDY BRANDS ACCESSORIES INC
filed 1999-09-24
CIK 869487

                                                                      EXHIBIT 13





[TANDY BRANDS ACCESSORIES, INC. LOGO]











                                [PHOTO COLLAGE]













                                                              ANNUAL REPORT 1999

                             LETTER TO SHAREHOLDERS

OUTSTANDING BUSINESS PERFORMANCE

We are pleased to report another outstanding year for Tandy Brands Accessories, Inc. The continued growth of sales and profits is the direct result of the daily efforts of over 1,000 Tandy Brands associates. Throughout this annual report we have presented a small sampling of some of the names and faces that are representative of the exceptional people who make up our company team. It is the talent, drive and persistence of our Tandy Brands team which has made possible the leadership position the company holds in the men's and women's accessory market today.

The ultimate result of these combined efforts by the people of Tandy Brands was our ability to continue a trend of outstanding financial achievement spanning the last three years. In fiscal 1999, net sales increased for the year an impressive 32.1% to $178.4 million, and net income increased 34.3% to $9.7 million, or $1.67 earnings per diluted share. This success was primarily attributable to the successful integration of the business and brand-name acquisitions we made in late fiscal 1998, as well as our successful multi-level brand strategy and increasing depth of product offerings.

SUCCESSFUL ACQUISITION INTEGRATION

During 1999, the entire Tandy Brands team worked toward a smooth integration of the Amity/Rolfs and Tiger acquisitions into the daily operations of our men's and women's businesses. Additionally, we focused considerable sales energy on addressing the product needs of these new customers and their unique customer service requirements. As a result, we increased our customer base and exceeded our annual internal financial estimates for these two acquisitions. The company's 1999 annual sales and income gains are a report card on the efforts of a large number of Tandy Brands associates who used their talents and worked long hours to make these acquisitions a success.

INVESTMENTS FOR FUTURE GROWTH

A strategic focus of the company has been an ongoing program of investment in technology, machinery and facilities which enable or accelerate future growth. In fiscal 1999, we completed an expansion of our distribution center in Yoakum, Texas, allowing the swift relocation of the Tiger Accessories operations. We completed the implementation of a new distribution software application in our West Bend distribution center which will provide important improvements in inventory tracking and inventory management. Also, we purchased new manufacturing equipment, which will increase our factory productivity and allow us to produce a greater volume of belts without increasing the square footage of our manufacturing operation. We have committed to continuing capital investments in fiscal 2000, including a new, leased distribution facility in Dallas, Texas, for women's accessories, as well as additional computer hardware and software applications which will open up new opportunities in supply-chain management and e-commerce. These capital expenditures will provide the people of Tandy Brands the world-class tools and facilities necessary to support the company's planned growth.

Clayton Niles, the company's past Chairman of the Board of Directors, was fond of saying "the people of Tandy Brands are its greatest asset." The truth of that statement is evident throughout the pages of this annual report- in the people you will see, in the product they design and produce, in our customer sales relationships, and finally in the excellent financial results which is the end result of this collective effort. The people of Tandy Brands Accessories, Inc. have made it all possible and we thank them for their efforts as we also thank our shareholders for their investment and confidence in our efforts to continue to grow Tandy Brands Accessories, Inc. into the dominant accessories company in the market.

                                   [PHOTO]

                             /s/ JAMES F. GAERTNER
                                     (left)

James F. Gaertner
Chairman of the Board


                               /s/ J.S.B. JENKINS
                                     (right)

J.S.B. Jenkins
President and Chief Executive Officer

[PHOTO]

Samantha Dennett
Network Specialist
H.A. Sheldon
Toronto, Canada

                               [PHOTO OF HANDBAGS]

[PHOTO]

Donald Cunningham
Edge Beveler
Manufacturing Division
Yoakum, Texas



[PHOTO]

Margo Mason
Vice President, Sales
Accessory Design Group
New York, New York

STYLE

With the acquisition of the Frank Spielberg handbag organization in July of 1999, TBA further expanded its women's business and full-line capabilities inside fashion accessories. Handbags are an important growth segment within the women's division.

                              [PHOTO OF HANDBAGS]

CLASSIC

As the largest classification within Tandy Brands Accessories, Inc., the men's belt category covers offerings for boys', young men's, men's, and big men's customers. Belts of all types, designs, materials and brands give the company impressive diversity and flexibility.

                                [PHOTO OF BELTS]

                                [PHOTO OF BELTS]



[PHOTO]

Donna Meskauskas
Sales Coordinator
Corporate Office
Arlington, Texas



[PHOTO]

Sandi Barger
Staff Accountant
Corporate Office
Arlington, Texas



[PHOTO]

Randall Hensley
Sales Representative
Blythewood, South Carolina

[PHOTO]

Jeff Karwich
Import Manager
Corporate Office
Arlington, Texas



[PHOTO]

Mertes Culak
Customer Service Supervisor
Distribution Center
Yoakum, Texas



[PHOTO]

Janice Gooch
Executive Assistant
Corporate Office
Arlington, Texas


                          [PHOTO OF HANDBAG AND BELTS]

                           [PHOTO OF HAT AND GLOVES]


FASHION

The corporation's Accessory Design Group division is recognized throughout the industry for its ability to spot significant merchandise trends and translate them into popularly priced products for a wide variety of retail accounts across the United States and Canada.

                        [PHOTO OF HANDBAGS AND WALLETS]

QUALITY

Recognized as a premier brand in personal leather accessories for men and women, ROLFS(R) provides exceptional value to retailers and consumers. Fashion and function are blended together in a wide variety of personal leather items and handbags.


                               [PHOTO OF WALLETS]


[PHOTO]

Sally Morrison
Shipping Associate
Amity/Rolfs
West Bend, Wisconsin



[PHOTO]

Kathy Dickinson
Leadperson, Shipping Department
Distribution Center
Yoakum, Texas



[PHOTO]

Victor Rodriguez
Warehouse Supervisor
Accessory Design Group
Dallas, Texas

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

CASH FLOW

Maximizing cash flow is a cornerstone of the Company's financial policy. Cash, the most versatile asset, is the fuel for growth. Although short-term growth may be financed from external or internal sources, long-term growth relies ultimately on the generation of cash from operations. The Company seeks to optimize cash flow-defined as net income plus non-cash charges such as depreciation, amortization and deferred income tax expense-through consistent achievement of earnings growth, through high return on assets used in operations and through early recognition of tax benefits. In 1999, cash flow increased to $13.2 million from $9.8 million in 1998, or an annual growth rate of 34.1 percent.

CAPITAL STRUCTURE

Total capital includes all continuing sources of capital to Tandy Brands Accessories, Inc., including interest-bearing debt, deferred income taxes and stockholders' equity. The Company's long-term objective is to maintain the ratio of interest-bearing debt to total capital to 30 percent or less. At June 30, 1999, the debt to total capital ratio decreased to 43 percent compared to 46 percent for the prior year. The cash purchase of certain assets of AR Accessories Group, Inc. and the acquisition of Tiger Accessories, Inc. during the fourth quarter of fiscal 1998 significantly increased our debt level, which resulted in the Company exceeding its debt to total capital target for 1998 and 1999. It is anticipated that the Company's debt will be further reduced in fiscal 2000 by the operational cash flow of the Company.

LEVERAGE

Tandy Brands Accessories, Inc. continues to finance its growth primarily through internal cash flow and the use of borrowed funds. At June 30, 1999, the Company had borrowings of $47.4 million under its bank lines of credit compared to $42.6 million in the prior year. It is anticipated that this debt will be repaid through future cash flows, allowing the Company to fund future growth and maintain its capital structure objectives.

PROFIT GROWTH AND RETURN ON ASSETS

The commitment of low-cost capital to a growth business requires the promise of attractive returns. Tandy Brands Accessories, Inc. seeks annual growth on average of at least 20 percent in pre-tax profits and a minimum pre-tax, pre-interest return on average assets used in operations of 25 percent. Assets used in operations include all assets except corporate cash, marketable securities and goodwill. During the year just ended, the Company's pre-tax profit grew at a rate of 34.3 percent and its pre-tax, pre-interest return on average operating assets was 20.3 percent.

RETURN ON EQUITY AND CAPITALIZATION

Tandy Brands Accessories, Inc. also seeks, through a combination of high-asset returns and prudent debt levels, to achieve an after-tax return on average equity of at least 17 percent. During 1999, the Company achieved an after-tax return on average equity of 16 percent compared to a prior year performance of 16 percent.

ANTICIPATED GROWTH

The Company's objective is to achieve annual growth in operating assets of at least 15 percent. As a result of internal growth and acquisitions, growth in operating assets of 14 percent was achieved for fiscal 1999.

Because a portion of the Company's growth may continue to come from acquisitions, the use of stock for some acquisitions, subject to market conditions, could further accelerate the Company's average growth rate.

                                  NET SALES

                              1997      $103 MILLION

                              1998      $135 MILLION

                              1999      $178 MILLION


                           EARNINGS PER SHARE-DILUTED

                              1997      $ .83

                              1998      $1.27

                              1999      $1.67


                            RETURN ON AVERAGE ASSETS

                              1997      17%

                              1998      21%

                              1999      20%

                        CONSOLIDATED STATEMENTS OF INCOME

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)



                                                                       YEAR ENDED JUNE 30,

                                                               1999           1998           1997
                                                            ---------      ---------      ---------
Net sales .............................................     $ 178,373      $ 135,041      $ 102,507
Cost of goods sold ....................................       112,705         86,120         64,249
                                                            ---------      ---------      ---------

   Gross margin .......................................        65,668         48,921         38,258

Selling, general and administrative expenses ..........        43,995         33,929         28,123
Depreciation and amortization .........................         3,135          1,990          1,750
                                                            ---------      ---------      ---------
   Total operating expenses ...........................        47,130         35,919         29,873
                                                            ---------      ---------      ---------

Operating income ......................................        18,538         13,002          8,385

Interest expense ......................................        (3,011)        (1,517)        (1,242)
Royalty, interest and other income ....................           135            176            141
                                                            ---------      ---------      ---------

Income before provision for income taxes ..............        15,662         11,661          7,284
Provision for income taxes ............................         5,945          4,424          2,720
                                                            ---------      ---------      ---------

      Net income ......................................     $   9,717      $   7,237      $   4,564
                                                            =========      =========      =========

Earnings per common share .............................     $    1.70      $    1.30      $     .84
                                                            =========      =========      =========

Earnings per common share-assuming dilution ...........     $    1.67      $    1.27      $     .83
                                                            =========      =========      =========

Common shares outstanding .............................         5,725          5,576          5,451
                                                            =========      =========      =========

Common shares outstanding-assuming dilution ...........         5,814          5,682          5,483
                                                            =========      =========      =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)



                                                                                                   JUNE 30,

                                                                                             1999            1998
                                                                                             ----            ----

ASSETS
Current assets:
   Cash and cash equivalents ........................................................     $     180      $     283
   Accounts receivable, net of allowances of $1,180 and $1,116 ......................        33,514         27,565
   Inventories ......................................................................        55,559         48,003
   Other current assets .............................................................         1,823          2,329
                                                                                          ---------      ---------
      Total current assets ..........................................................        91,076         78,180
                                                                                          ---------      ---------

Property, plant and equipment, at cost:
   Buildings ........................................................................         6,701          6,563
   Leasehold improvements ...........................................................         1,100          1,399
   Machinery and equipment ..........................................................         9,386          8,148
                                                                                          ---------      ---------
                                                                                             17,187         16,110
   Accumulated depreciation .........................................................        (6,722)        (5,355)
                                                                                          ---------      ---------
      Net property, plant and equipment .............................................        10,465         10,755
                                                                                          ---------      ---------

Other assets:
   Goodwill, net of accumulated amortization of $4,345 and $3,577 ...................        10,373         10,489
   Other intangibles, net of accumulated amortization of $2,825 and $2,035 ..........         7,419          7,739
   Other noncurrent assets ..........................................................           805            857
                                                                                          ---------      ---------
      Total other noncurrent assets .................................................        18,597         19,085
                                                                                          ---------      ---------
                                                                                          $ 120,138      $ 108,020
                                                                                          =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable .................................................................     $   5,835      $   6,789
   Notes payable ....................................................................          --            7,600
   Accrued payroll and bonuses ......................................................         1,710          2,817
   Accrued expenses .................................................................         2,684          4,640
                                                                                          ---------      ---------
      Total current liabilities .....................................................        10,229         21,846
                                                                                          ---------      ---------

Other liabilities:
   Notes payable ....................................................................        47,425         35,000
   Other noncurrent liabilities .....................................................           292            333
                                                                                          ---------      ---------
      Total other liabilities .......................................................        47,717         35,333
                                                                                          ---------      ---------

Commitments (Note 6)

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares authorized; none issued ..........          --             --
   Common stock, $1 par value; 10,000,000 shares authorized; 5,761,952 shares and 5,616,724 shares issued and outstanding
      as of June 30, 1999 and 1998, respectively ....................................         5,762          5,617
   Additional paid in capital .......................................................        21,900         20,374
   Cumulative other comprehensive income ............................................          (381)          (344)
   Retained earnings ................................................................        34,911         25,194
                                                                                          ---------      ---------
      Total stockholders' equity ....................................................        62,192         50,841
                                                                                          ---------      ---------
                                                                                          $ 120,138      $ 108,020
                                                                                          =========      =========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                                 (In thousands)



                                                                                                         YEAR ENDED JUNE 30,

                                                                                                 1999          1998          1997
                                                                                               --------      --------      --------

Cash flows from operating activities:
   Net income ............................................................................     $  9,717      $  7,237      $  4,564
   Adjustments to reconcile net income to net cash
      provided by (used for) operating activities:
         Depreciation ....................................................................        1,722         1,212         1,074
         Amortization ....................................................................        1,566           934           849
         Deferred taxes ..................................................................          677           295          (265)
         Other ...........................................................................         (139)         (134)          (76)
   Change in assets and liabilities, net of effects from acquisition:
         Accounts receivable .............................................................       (9,002)       (6,049)       (1,464)
         Accounts receivable purchased from AR Accessories Group, Inc. ...................        3,053        (3,053)         --
         Inventories .....................................................................      (12,693)       (7,517)       (5,650)
         Inventory purchased from AR Accessories Group, Inc. .............................        5,137        (5,137)         --
         Accounts payable ................................................................         (954)        2,644        (1,444)
         Accrued expenses ................................................................       (3,104)        1,220         1,865
         Other assets ....................................................................          212           441           276
                                                                                               --------      --------      --------
   Net cash used for operating activities ................................................       (3,808)       (7,907)         (271)
                                                                                               --------      --------      --------

Cash flows from investing activities:
   Purchases of property and equipment ...................................................       (2,791)       (2,449)       (1,507)
   Sale of property and equipment ........................................................         --             233           192
   Acquisition of Tiger Accessories, Inc. ................................................         --          (5,591)         --
   Purchases of property, equipment and tradenames from AR Accessories Group, Inc. .......         --         (10,786)         --
                                                                                               --------      --------      --------
   Net cash used for investing activities ................................................       (2,791)      (18,593)       (1,315)
                                                                                               --------      --------      --------

Cash flows from financing activities:
   Sale of stock to stock purchase program ...............................................        1,392         1,047           802
   Exercise of employee stock options ....................................................          279           222          --
   Proceeds from borrowings ..............................................................       73,727        82,350        44,750
   Payments under borrowings .............................................................      (68,902)      (57,390)      (43,500)
                                                                                               --------      --------      --------
Net cash provided by financing activities ................................................        6,496        26,229         2,052
                                                                                               --------      --------      --------

Net increase (decrease) in cash and cash equivalents .....................................         (103)         (271)          466
Cash and cash equivalents at beginning of period .........................................          283           554            88
                                                                                               --------      --------      --------

Cash and cash equivalents at end of period ...............................................     $    180      $    283      $    554
                                                                                               ========      ========      ========

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest ...........................................................................     $  2,810      $  1,367      $  1,179
      Income taxes .......................................................................        4,699         4,553         2,278


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)




                                                                     COMMON STOCK           ADDITIONAL
                                                               --------------------------     PAID IN
                                                                  SHARES         AMOUNT       CAPITAL
                                                                  ------         ------     -----------

Balance at June 30, 1996 ...................................     5,382,267     $   5,382     $  18,038

Comprehensive income:
  Net income ...............................................          --            --            --
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --            --            --
Comprehensive income .......................................
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................       107,824           108           694
                                                                 ---------     ---------     ---------

Balance at June 30, 1997 ...................................     5,490,091         5,490        18,732

Comprehensive income:
  Net income ...............................................          --            --            --
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --            --            --
Comprehensive income .......................................
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................        69,561            70           977
Sale of unissued common stock to employees
   for exercise of stock options ...........................        28,902            29           193
Issuance of stock pursuant to the acquisition of
   Tiger Accessories, Inc. .................................        28,170            28           472
                                                                 ---------     ---------     ---------

Balance at June 30, 1998 ...................................     5,616,724         5,617        20,374

Comprehensive income:
  Net income ...............................................          --            --            --
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --            --            --
Comprehensive income .......................................
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................        87,335            87         1,305
Sale of unissued common stock to employees
   for exercise of stock options ...........................        57,893            58           221
                                                                 ---------     ---------     ---------

Balance at June 30, 1999 ...................................     5,761,952     $   5,762     $  21,900
                                                                 =========     =========     =========


                                                                              CUMULATIVE
                                                                                 OTHER          TOTAL
                                                                  RETAINED   COMPREHENSIVE   STOCKHOLDERS'
                                                                  EARNINGS       INCOME         EQUITY
                                                                  --------   -------------   -------------

Balance at June 30, 1996 ...................................     $  13,393     $      34      $  36,847

Comprehensive income:
  Net income ...............................................         4,564          --            4,564
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --             (84)           (84)
                                                                                              ---------
Comprehensive income .......................................                                      4,480
                                                                                              ---------
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................          --            --              802
                                                                 ---------     ---------      ---------

Balance at June 30, 1997 ...................................        17,957           (50)        42,129

Comprehensive income:
  Net income ...............................................         7,237          --            7,237
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --            (294)          (294)
                                                                                              ---------
Comprehensive income .......................................                                      6,943
                                                                                              ---------
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................          --            --            1,047
Sale of unissued common stock to employees
   for exercise of stock options ...........................          --            --              222
Issuance of stock pursuant to the acquisition of
   Tiger Accessories, Inc. .................................          --            --              500
                                                                 ---------     ---------      ---------

Balance at June 30, 1998 ...................................        25,194          (344)        50,841

Comprehensive income:
  Net income ...............................................         9,717          --            9,717
  Other comprehensive income, net of tax:
     Currency translation adjustments ......................          --             (37)           (37)
                                                                                              ---------
Comprehensive income .......................................                                      9,680
                                                                                              ---------
Sale of stock to the Tandy Brands Accessories, Inc.
   Stock Purchase Program ..................................          --            --            1,392
Sale of unissued common stock to employees
   for exercise of stock options ...........................          --            --              279
                                                                 ---------     ---------      ---------

Balance at June 30, 1999 ...................................     $  34,911     $    (381)     $  62,192
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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY AND BASIS OF PRESENTATION

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, handbags, accessories and neckwear for men, women and children. The Company sells its products to a variety of retail outlets, including national chain stores, discount stores, major department stores, specialty stores, catalog retailers and the retail exchange operations of the United States military.

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

INVENTORIES

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value.

Inventories consist of the following:

                                                            JUNE 30,

                                                     1999             1998
                                                 ------------     ------------

         Raw materials .....................     $  6,560,000     $  8,489,000
         Work-in-process ...................          319,000          159,000
         Finished goods ....................       48,680,000       39,355,000
                                                 ------------     ------------
                                                 $ 55,559,000     $ 48,003,000
                                                 ============     ============

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated at the following rates using the straight-line method:

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

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to forty years. The weighted-average number of years over which goodwill and other intangibles are amortized is 16 years. Goodwill and other intangibles are reviewed for impairment based on estimated future undiscounted cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

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

MAJOR CUSTOMER

Consolidated net sales to Wal-Mart accounted for approximately 39%, 43% and 36% of the Company's sales in fiscal 1999, 1998 and 1997, respectively. No other customers accounted for 10% or more of total revenues.

MAJOR SUPPLIER

During fiscal 1999, 1998 and 1997, the Company purchased inventory of approximately $30,700,000, $19,500,000 and $18,900,000, respectively, from a supplier. The merchandise is purchased at amounts which approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated in that the inventory may be purchased from various other sources.

STOCK-BASED COMPENSATION

The Company may, with the approval of its Board of Directors, grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees," and, accordingly, recognizes no compensation expense for the stock option grants. The Company has adopted the disclosure-only provisions as specified by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting For Stock-Based Compensation."

INCOME TAXES

Income taxes have been provided for using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This standard was adopted by the Company in the first quarter of fiscal 1999. SFAS No. 130 requires that an enterprise report, by major component and as a single total, the change in its equity during the period from nonowner sources, which for the Company includes foreign currency translation adjustments. The impact of the adoption of this statement was primarily limited to the form and content of the Company's disclosures and does not materially impact the Company's consolidated financial position or statements of income, stockholders' equity and cash flows.

SEGMENT INFORMATION

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes annual and interim reporting requirements for an enterprise's operating segments and related disclosures about its products and services, geographical areas in which it operates and major customers. The effect of the adoption of SFAS No. 131 during fiscal year 1999 was primarily limited to the form and content of the Company's disclosures in its annual report and does not materially impact the Company's consolidated financial position or statements of income, stockholders' equity and cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use." The SOP is effective for the Company beginning in fiscal 2000. After the date of adoption, the SOP will require the capitalization of certain costs to develop or obtain software for internal use that the Company currently expenses as incurred and will require expensing certain costs that the Company now capitalizes. The Company does not anticipate that the adoption of this SOP will have a material impact on the Company's consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires an establishment to record all derivatives as assets or liabilities on the balance sheet at fair value. Additionally, this statement establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. Any derivative that qualifies as a hedge, depending on the nature of the hedge, will either be offset through earnings against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other comprehensive income until the hedged item is recognized in earnings. This SFAS is effective for the Company beginning in fiscal 2001. The Company is analyzing the implementation requirements and does not anticipate that the adoption of this statement will have a material impact on the Company's consolidated financial statements.


NOTE 2 - ACQUISITIONS

On May 12, 1998, the Company purchased certain assets of AR Accessories Group, Inc. ("AR") through an auction held in the Bankruptcy Court for the Eastern District of Wisconsin. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, the distribution center located in West Bend, Wisconsin, and related tradenames including "Amity" and "Rolfs." The cash purchase price of approximately $18,976,000 was provided by drawing on existing bank lines. The related tradenames acquired through the auction of approximately $5,866,000 are being amortized over 20 years. The purchase of such assets did not constitute a "business" for purposes of Rule 3-05 and Rule 11-01(d) of Regulation S-X of the Securities and Exchange Commission. As a result, disclosure of pro forma information giving effect to the purchase of certain assets of AR is not presented.

On June 1, 1998, the Company acquired all of the outstanding common stock of Tiger Accessories, Inc. ("Tiger") for an aggregate purchase price of $6,091,000 including acquisition-related costs. The purchase price was comprised of $5,591,000 in cash and 28,170 shares of Company issued common stock valued at $500,000. Tiger is a manufacturer and marketer of men's and boys' belts to various mass merchants. In conjunction with the purchase, the Company assumed approximately $4,189,000 in liabilities of which $1,790,000 in bank indebtedness was immediately retired. The acquisition was accounted for under the purchase method of accounting and the resultant goodwill of approximately $3,937,000 and other intangibles related to consideration given for non-compete agreements of approximately $500,000 are being amortized over 20 and 3 years, respectively. Unaudited pro forma consolidated results of Tandy Brands Accessories, Inc. and Tiger, as if the acquisitions had occurred at the beginning of fiscal year 1998, are as follows:

                                                                    (Unaudited)

                                                                       1998
                                                                  -------------

Net sales.............................................            $ 150,121,000
Net income............................................            $   7,867,000
Earnings per common share.............................            $        1.41
Earnings per common share-assuming dilution...........            $        1.38

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 3 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                                    YEAR ENDED JUNE 30,

                                                                                                1999        1998        1997
                                                                                              -------     -------     -------
         Numerator for basic and diluted earnings per share:
            Net income ..................................................................     $ 9,717     $ 7,237     $ 4,564
                                                                                              =======     =======     =======

         Denominator:
            Weighted-average shares outstanding .........................................       5,708       5,559       5,444
            Contingently issuable shares ................................................          17          17           7
                                                                                              -------     -------     -------
               Denominator for basic earnings per share-weighted-average shares .........       5,725       5,576       5,451

         Effect of dilutive securities:
            Employee stock options ......................................................          75          93          29
            Director stock options ......................................................          14          13           3
                                                                                              -------     -------     -------
               Dilutive potential common shares .........................................          89         106          32

         Denominator for earnings per share assuming dilution-adjusted
            weighted-average shares .....................................................       5,814       5,682       5,483
                                                                                              =======     =======     =======

         Earnings per share .............................................................     $  1.70     $  1.30     $   .84
                                                                                              =======     =======     =======

         Earnings per share-assuming dilution ...........................................     $  1.67     $  1.27     $   .83
                                                                                              =======     =======     =======

Options to purchase 237,600 shares of common stock at prices ranging from $15.50 -$19.75 per share were outstanding during fiscal year 1999 but were not included in the computation of earnings per share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.


NOTE 4 - CREDIT ARRANGEMENTS

The Company has an unsecured line of credit with a bank for $45,000,000. Of this amount, $20,000,000 is an uncommitted facility, which expires on May 14, 2000. The $25,000,000 committed facility is comprised of a $15,000,000 term note and a $10,000,000 committed revolving credit facility, both of which require the maintenance of certain financial covenants and a commitment fee of 1/4% on the unused balance. The $15,000,000 term note which expires on November 17, 2003, bears interest at LIBOR plus 1%. The $10,000,000 committed revolving credit facility which expires on May 18, 2001, bears interest at various rates with short-term durations. Principal payments on the term note and committed revolving credit facility are due on the expiration date. Each facility may be used for borrowings or letters of credit. At June 30, 1999 and 1998, the Company had borrowings under the committed facility of $25,000,000 and $15,000,000, bearing interest at 6.63% and 7%, respectively. At June 30, 1999 and 1998, the Company had borrowings under the uncommitted facility of $5,050,000 and $5,000,000, bearing interest at 6.63% and 7%, respectively. At June 30, 1999 and 1998, the Company had letters of credit under the uncommitted facility of $9,514,000 and $13,282,000, respectively, which were used in conjunction with merchandise procurement. As the additional borrowing availability provided under the line of credit discussed below is sufficient to fund current maturities under the uncommitted facility, current maturities have been reclassified as long-term.

The Company has an unsecured line of credit with another bank for $40,000,000. Of this amount, $15,000,000, which expires on May 14, 2001, is an uncommitted facility and bears interest at various rates with short-term durations. The remaining $25,000,000, which expires May 14, 2001, is a committed facility which requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The committed facility bears interest at negotiated rates. Each facility may be used for borrowings or letters of credit. At June 30, 1999, the Company had total borrowings under such facilities of $17,375,000, bearing interest at 7.13%. At June 30, 1998, there were no borrowings under this line.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 4 - CREDIT ARRANGEMENTS  (CONTINUED)

During fiscal 1999, the Company had an unsecured line of credit with another bank for $35,000,000. Of this amount, $25,000,000, which expired on April 30, 2000, was a committed facility. The line was used for borrowings or letters of credit and bore interest at negotiated rates. The remaining $10,000,000, which expired on April 30, 1999, was an uncommitted facility that was used for borrowings or letters of credit and bore interest at various rates with short-term durations. On April 30, 1999, the outstanding balance of this $35,000,000 unsecured line of credit was paid and the agreement terminated. As of June 30, 1999, there were no borrowings under this line; however, the Company had total borrowings under this facility of $22,600,000 at June 30, 1998.

The Company also has a Canadian line of credit for approximately $525,000 secured by a letter of credit from a U.S. bank. At June 30, 1999 and 1998, there were no borrowings under this line of credit.

The Company is subject to interest rate risk on its long-term debt. The Company manages its exposure to changes in interest rates by the use of variable and fixed interest rate debt. In addition, the Company has hedged its exposure to changes in interest rates on a portion of its variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. During fiscal 1999, the Company entered into a five-year interest rate swap agreement, which expires on November 17, 2003, converting $15,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 1999, the receive and pay rates related to the interest rate swap were 6% and 6.52%, respectively. The potential impact of market conditions on the fair value of the Company's indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value.

At June 30, 1999, the Company had borrowings under its credit lines of $47,425,000 bearing a weighted-average interest rate of 6.78%.

Under the above credit facilities, future payments required for debt maturities will be $32,425,000 and $15,000,000 in fiscal years 2001 and 2004, respectively.


NOTE 5 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of June 30, 1999 and 1998, are as follows:

                                                              1999             1998
                                                           -----------      -----------
         Deferred tax assets:
            Inventory valuation ......................     $   949,000      $   620,000
            Goodwill and other intangibles ...........            --            520,000
            Other, net ...............................         621,000          523,000
                                                           -----------      -----------
               Total deferred tax assets .............       1,570,000        1,663,000

         Deferred tax liabilities:
            Accounts receivable valuation ............         (90,000)        (167,000)
            Goodwill and other intangibles ...........        (688,000)            --
            Depreciation .............................         (79,000)        (106,000)
                                                           -----------      -----------
               Total deferred tax liabilities ........        (857,000)        (273,000)
                                                           -----------      -----------

                  Net deferred tax asset .............     $   713,000      $ 1,390,000
                                                           ===========      ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 5 - INCOME TAXES (CONTINUED)

Significant components of the provision for income taxes are as follows:

                                                     1999            1998           1997
                                                 -----------     -----------     -----------

         Current:
            Federal ........................     $ 6,030,000      $ 4,276,000      $ 2,722,000
            Foreign ........................          79,000           72,000           51,000
            State and local ................         513,000          371,000          212,000
                                                 -----------      -----------      -----------
                                                   6,622,000        4,719,000        2,985,000
                                                 -----------      -----------      -----------
         Deferred:
            Federal ........................        (662,000)        (294,000)        (254,000)
            State and local ................         (15,000)          (1,000)         (11,000)
                                                 -----------      -----------      -----------
                                                    (677,000)        (295,000)        (265,000)
                                                 -----------      -----------      -----------
               Income tax provision ........     $ 5,945,000      $ 4,424,000      $ 2,720,000
                                                 ===========      ===========      ===========

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                                                1999      1998      1997
                                                                                ----      ----      ----

Statutory rate..............................................................    34.0%     34.0%     34.0%
State and local taxes, net of federal income tax benefit....................     2.1%      2.1%      1.8%
Other, net..................................................................     1.9%      1.8%      1.5%
                                                                                ----      ----      ----
                                                                                38.0%     37.9%     37.3%
                                                                                ====      ====      ====


NOTE 6 - COMMITMENTS

The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2006 with varying renewal and escalation clauses. Rental expense for fiscal 1999, 1998 and 1997 totaled $1,648,000, $1,184,000 and $1,074,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense related thereto for fiscal 1999, 1998 and 1997 totaled $1,534,000, $1,382,000 and $1,209,000, respectively.

Future minimum rental and royalty commitments as of June 30, 1999, are as follows:

FISCAL YEAR                                                         AMOUNT
-----------                                                      -----------

2000.........................................................    $ 2,532,000
2001.........................................................      2,254,000
2002.........................................................      1,340,000
2003.........................................................      1,204,000
2004.........................................................        860,000
Thereafter...................................................        551,000
                                                                 -----------
                                                                 $ 8,741,000
                                                                 ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 7 - EMPLOYEE STOCK OPTIONS

The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at the market price as of the date of grant and have a contractual life of ten years. During fiscal 1999, the Company amended its employee stock option plans by reducing the vesting terms of options from five years to three years. At June 30, 1999 and 1998, the number of shares available for grant were 205,692 and 315,317, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1996:

                                                       NUMBER     WEIGHTED-AVERAGE
                                                     OF SHARES     EXERCISE PRICE
                                                     ---------    ----------------

         Outstanding at June 30, 1996 ...........      286,604      $   11.68

         Options granted ........................       82,000      $    6.72
         Options exercised ......................         --          --
         Options canceled or expired ............      (19,050)     $   11.04
                                                       -------
         Outstanding at June 30, 1997 ...........      349,554      $   10.55

         Options granted ........................       92,000      $   12.89
         Options exercised ......................       (5,675)     $    7.34
         Options canceled or expired ............         --          --
                                                       -------
         Outstanding at June 30, 1998 ...........      435,879      $   11.08

         Options granted ........................      122,500      $   17.25
         Options exercised ......................      (50,150)     $    4.38
         Options canceled or expired ............      (12,875)     $   13.80
                                                       -------
         Outstanding at June 30, 1999 ...........      495,354      $   13.22
                                                       =======

         Exercisable at June 30, 1997 ...........      206,312      $   11.06
                                                       =======

         Exercisable at June 30, 1998 ...........      246,792      $   11.38
                                                       =======

         Exercisable at June 30, 1999 ...........      286,985      $   12.15
                                                       =======

The following table segregates outstanding options into groups based on price ranges of less than and more than $10 per share:

                                                                     $2.74-$9.25    $10.33-$19.75
                                                                     -----------     -----------

         All outstanding options:
            Number of shares ...................................         139,626         355,728
            Weighted-average exercise price ....................     $      7.27     $     15.55
            Weighted-average remaining contractual life ........       5.2 years       6.1 years

         Exercisable options:
            Number of shares ...................................         113,786         173,199
            Weighted-average exercise price ....................     $      7.39     $     15.27

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 1999, 1998 and 1997: dividend yield of 0.0%; expected volatility of 0.55%; a risk-free interest rate of 6.42%; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 1999, 1998 and 1997 the weighted-average grant date fair value of such options was $10.87, $8.13 and $4.25, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 7 - EMPLOYEE STOCK OPTIONS  (CONTINUED)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The Company's pro forma information follows:

                                                             1999           1998           1997
                                                           -------        -------        -------
Net income:
   As reported........................................     $ 9,717        $ 7,237        $ 4,564
   Pro forma..........................................     $ 9,137        $ 7,113        $ 4,527

Earnings per share:
   As reported........................................     $  1.70        $  1.30        $   .84
   Pro forma..........................................     $  1.60        $  1.28        $   .83

Earnings per share-assuming dilution:
   As reported........................................     $  1.67        $  1.27        $   .83
   Pro forma..........................................     $  1.57        $  1.25        $   .83


NOTE 8 - NON-EMPLOYEE DIRECTOR STOCK PLANS

In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 1999, there were 6,673 shares issued to a director. Prior to fiscal 1999, there were no shares issued to the directors. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 1999, 1998 and 1997 were $65,021, $72,942 and $98,395, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 79,241 options were outstanding as of June 30, 1999. The options range in price from $6.50 to $19.00 and are generally exercisable at a rate of 20% per year beginning one year after the grant date. During fiscal 1999 and 1998, 4,125 and 23,227 options were exercised, respectively. Prior to fiscal 1998, there were no options exercised.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 9 - EMPLOYEE BENEFIT PLANS

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

Total Company contributions to these plans were approximately $1,129,000, $988,000 and $952,000 in fiscal 1999, 1998 and 1997, respectively.


NOTE 10 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

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

PREFERRED SHARE PURCHASE RIGHTS

Prior to the spin-off of the Company, the Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of the Company's common stock was distributed with one preferred share purchase right (collectively, the "Rights") which entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston N.A., as Rights Agent.

The Rights are not exercisable until the Rights Distribution Date as defined in the Rights Agreement and will expire on December 31, 2000, unless earlier redeemed by the Company.


NOTE 11 - SUBSEQUENT EVENT

On July 16, 1999, the Company purchased certain assets of Frank Spielberg Sales LLC ("Spielberg"), a handbag designer and marketer based in St. Louis, Missouri, for approximately $3.5 million. The cash purchase price was provided by drawing on existing bank lines. Spielberg supplies proprietary design, marketing and sourcing expertise for handbags under department store private labels and direct sales to retailers. Spielberg will continue to operate from its St. Louis, New York City and Hong Kong offices.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 12 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalog retailers and the retail exchange operations of the United States military. The Company and its corresponding customer relationships are organized along men's and women's product lines. As a result, the Company has two reportable segments:
(1) men's accessories consisting of belts, wallets, suspenders, neckwear and other small leather goods and (2) women's accessories consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on the Company's corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes utilizing the accounting policies consistent in all material respects with those described in Note 1. No intersegment revenue is recorded.

Information regarding operations and assets by segment are as follows:

                                                                          YEAR ENDED JUNE 30,

                                                                   1999           1998           1997
                                                                 ---------      ---------      ---------

     Revenue from external customers:
        Men's accessories ..................................     $ 105,909      $  70,386      $  64,526
        Women's accessories ................................        72,464         64,655         37,981
                                                                 ---------      ---------      ---------
                                                                 $ 178,373      $ 135,041      $ 102,507
                                                                 =========      =========      =========
     Operating income (loss) (1):
        Men's accessories ..................................        13,769          8,370          6,751
        Women's accessories ................................         4,769          4,632          1,634
                                                                 ---------      ---------      ---------
                                                                 $  18,538      $  13,002      $   8,385
                                                                 =========      =========      =========

     Interest expense ......................................         3,011          1,517          1,242
     Other (income) expense (2) ............................          (135)          (176)          (141)
                                                                 ---------      ---------      ---------

     Income before income taxes ............................     $  15,662      $  11,661      $   7,284
                                                                 =========      =========      =========

     Depreciation and amortization expense:
        Men's accessories ..................................     $   2,190      $   1,460      $   1,384
        Women's accessories ................................           945            530            366
                                                                 ---------      ---------      ---------
                                                                 $   3,135      $   1,990      $   1,750
                                                                 =========      =========      =========

     Capital expenditures:
        Men's accessories ..................................     $     957      $   4,485      $     293
        Women's accessories ................................           266          1,680            185
        Corporate ..........................................         1,568          1,620          1,029
                                                                 ---------      ---------      ---------
                                                                 $   2,791      $   7,785      $   1,507
                                                                 =========      =========      =========

     Total assets:
        Men's accessories ..................................     $  63,261      $  56,338      $  36,847
        Women's accessories ................................        45,281         39,445         22,739
        Corporate ..........................................        11,596         12,237          5,778
                                                                 ---------      ---------      ---------
                                                                 $ 120,138      $ 108,020      $  65,364
                                                                 =========      =========      =========

(1) Operating income consists of net sales less cost of sales, specifically identifiable selling, general and administrative expenses.

(2) Other (income) expense includes royalty income on corporate tradenames and other (income) and expense not specifically identifiable to a segment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 1999, is set forth below:

                                                                  FIRST       SECOND        THIRD       FOURTH
                                                                 QUARTER      QUARTER      QUARTER      QUARTER
                                                                 --------     --------     --------     --------
     FISCAL 1999
     Net sales .............................................     $ 44,281     $ 54,122     $ 38,247     $ 41,723
     Gross profit ..........................................       16,480       20,069       14,085       15,034
     Income before income taxes ............................        3,895        6,042        2,800        2,925
     Net income ............................................        2,384        3,678        1,715        1,940
     Earnings per common share .............................     $    .42     $    .64     $    .30     $    .34
     Earnings per common share-assuming dilution ...........     $    .41     $    .63     $    .29     $    .33

     FISCAL 1998
     Net sales .............................................     $ 30,865     $ 36,823     $ 32,970     $ 34,383
     Gross profit ..........................................       11,616       13,531       12,023       11,751
     Income before income taxes ............................        3,132        4,431        2,275        1,823
     Net income ............................................        1,932        2,731        1,384        1,190
     Earnings per common share .............................     $    .35     $    .49     $    .25     $    .21
     Earnings per common share-assuming dilution ...........     $    .35     $    .48     $    .24     $    .21

                         REPORT OF INDEPENDENT AUDITORS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES





To the Board of Directors of Tandy Brands Accessories, Inc.


We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


                                                  /s/ ERNST & YOUNG LLP

Fort Worth, Texas
August 10, 1999

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



GENERAL

Tandy Brands Accessories, Inc. (the "Company") is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories, suspenders and neckwear. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including JONES NEW YORK(R), FLORSHEIM(R), ROLFS(R), HAGGAR(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), PRINCESS GARDNER(R), AMITY(R), DON LOPER(R), ACCESSORY DESIGN GROUP(R) and TIGER(R), as well as private brands for major retail customers. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores and catalogs.

The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units as well as growth through acquisition of similar businesses. During the fourth quarter of fiscal 1998, the Company purchased certain assets of AR Accessories Group, Inc. ("Amity/Rolfs") and acquired Tiger Accessories, Inc. See Note 2 to the consolidated financial statements. Although these two purchases had an immaterial impact on fiscal 1998 results because they were completed late in the year, the Company experienced significant growth in sales and earnings as a result of these purchases in fiscal 1999.

Sales and gross margin data from the Company's segments for fiscal 1999 compared to the previous two fiscal years were as follows:

                                                                  YEAR ENDED JUNE 30,

                                                          1999           1998          1997
                                                       ---------      ---------      ---------
                                                              (Dollars in thousands)

     Net sales:
       Men's accessories .........................     $ 105,909      $  70,386      $  64,526
       Women's accessories .......................        72,464         64,655         37,981
                                                       ---------      ---------      ---------
     Total net sales .............................     $ 178,373      $ 135,041      $ 102,507
                                                       =========      =========      =========

     Gross margin:
       Men's accessories .........................     $  42,110      $  28,240      $  25,951
       Women's accessories .......................        23,558         20,681         12,307
                                                       ---------      ---------      ---------
     Total gross margin ..........................     $  65,668      $  48,921      $  38,258
                                                       =========      =========      =========

     Gross margin as percentage of sales:
       Men's accessories .........................          39.8%          40.1%          40.2%

       Women's accessories .......................          32.5%          32.0%          32.4%

       Total .....................................          36.8%          36.2%          37.3%

See Note 12 to the consolidated financial statements for certain other financial information with regard to the Company's men's and women's accessories segments.

FISCAL 1999 COMPARED TO FISCAL 1998

NET SALES

Net sales increased $43.3 million, or 32.1%, in fiscal 1999 as compared to fiscal 1998. The net sales increase during fiscal 1999 was primarily attributable to the purchase and acquisition transactions completed during the fourth quarter of fiscal 1998. See Note 2 to the consolidated financial statements. During fiscal 1999, the Amity/Rolfs and Tiger product lines contributed $38.2 million, or 88%, to the overall $43.3 million sales increase. The remaining 12%, or $5.1 million of the sales increase, was attributable to sales growth from the Company's existing men's and women's businesses. During fiscal 1999, net sales for men's and women's accessories increased 50.5% and 12.1%, respectively, as compared to fiscal 1998. As discussed above, the Amity/Rolfs and Tiger product lines contributed $31.1 million and $7.1 million to the fiscal 1999 men's and women's sales increases, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

GROSS MARGIN

Gross margins increased $16.7 million, or 34.2%, in fiscal 1999 as compared to fiscal 1998. As a percentage of sales, gross margins increased 0.6% in fiscal 1999 compared to fiscal 1998. This overall increase was the result of greater sales volume in the Company's small leather goods product line which because of brand name ownership, carry a higher gross margin in comparison with the other product categories sold by the Company. Men's and women's gross margins increased $13.9 million, or 49.1% and $2.8 million, or 13.9%, respectively, in fiscal 1999 as compared to fiscal 1998. As a percentage of sales, men's and women's gross margins decreased 0.3% and increased 0.5%, respectively, in fiscal 1999 as compared to fiscal 1998. The men's gross margin decrease was attributable to a higher mass merchant sales mix which were offset by gross margin increases in women's sales related to greater sales volume in the Company's small leather goods product line.

OPERATING EXPENSES

Selling, general and administrative expenses increased $10.1 million, or 29.7%, in fiscal 1999. However, selling, general and administrative expenses decreased 0.4% as a percentage of sales. A portion of this decrease was due to the successful integration of the Tiger Accessories, Inc. business and Amity/Rolfs product line during fiscal 1999.

Interest expense for the fiscal year ended 1999 increased $1.5 million, as compared to the same period for the prior year. The increase is primarily related to higher debt levels as a result of the purchase of certain assets of Amity/Rolfs and the acquisition of Tiger Accessories, Inc. during the fourth quarter of fiscal 1998.

Depreciation and amortization expenses were approximately $3.1 million in fiscal 1999, compared to approximately $2.0 million in fiscal 1998. The 57.5% increase was primarily attributable to depreciation expense and amortization related to the purchase of certain assets from AR Accessories Group, Inc., the acquisition of Tiger Accessories, Inc. and capital expenditures initiated at the end of fiscal 1998.

The effective tax rates for fiscal 1999 and fiscal 1998 were 38.0% and 37.9%, respectively. The effective tax rate in fiscal 1999 increased due to additional state and local taxes.

Net income for fiscal 1999 was $9.7 million, or $1.67 per diluted share, compared to $7.2 million, or $1.27 per diluted share in fiscal 1998. The 34.3% increase in net income was primarily attributable to the aforementioned sales increases, offset partially by increased depreciation and amortization expense and higher interest expense.

FISCAL 1998 COMPARED TO FISCAL 1997

NET SALES

Net sales increased $32.5 million, or 31.7%, in fiscal 1998 as compared to fiscal 1997. The net sales increase during fiscal 1998 was primarily attributable to additional product sales through existing channels of distribution by the Company's women's and men's accessory businesses. The men's accessories sales increased $5.8 million in fiscal 1998 due to increased retail store penetration under various brand names. The women's accessories sales increased $26.7 million in fiscal 1998, of which $14.5 million was related to new product categories including scarves, scarf accessories, hair accessories and children's accessories. Sales related to the acquisition of Tiger Accessories, Inc. and the purchase of certain assets of AR Accessories Group, Inc. contributed $3.9 million during the fourth quarter of fiscal 1998.

GROSS MARGIN

Gross margins increased $10.7 million, or 27.9%, in fiscal 1998. Men's and women's gross margins increased $2.3 million, or 8.8%, and $8.4 million, or 68.0%, respectively, in fiscal 1998 as compared to fiscal 1997. As a percentage of sales, gross margins decreased 1.1% in fiscal 1998 compared to fiscal 1997. Although fiscal 1998 men's gross margin percentage approximated that of fiscal 1997, the decrease is the result of an increasing women's mass merchant accessory sales mix as a percentage of net sales. Although these women's mass merchant sales were at lower gross margins than the Company's historical gross margins, they also carry a lower selling, general and administrative expense as a percentage of sales as compared to the Company's historical rates.

OPERATING EXPENSES

Selling, general and administrative expenses increased $5.8 million, or 20.6%, in fiscal 1998. However, selling, general and administrative expenses decreased 2.3% as a percentage of sales. The selling, general and administrative expense ratio was positively impacted by leveraging expenses against higher sales volumes. A portion of this decrease resulted from a larger mix of women's accessories sales to mass merchants which, on a percentage of sales basis, incur lower variable selling expenses as compared to product sales to other channels of distribution.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES



Depreciation and amortization expenses were approximately $2.0 million in fiscal 1998, compared to approximately $1.8 million in fiscal 1997. The 13.7% increase was primarily attributable to depreciation expense and amortization related to the purchase of certain assets from AR Accessories Group, Inc., the acquisition of Tiger Accessories, Inc. and the purchase of property and equipment in fiscal 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999, the Company used cash flows from operating activities of $3.8 million compared to a use of $7.9 million for fiscal 1998. This use of cash from operating activities decreased due to purchases of accounts receivable and inventory of AR Accessories Group, Inc. in fiscal 1998 amounting to $8.2 million. Cash flows resulting from the increase in net income were offset by increases in accounts receivable and inventory required to support the Company's higher levels of sales activities as well as the liquidation of liabilities related to the Tiger Accessories, Inc. acquisition.

The Company used cash for investing activities of $2.8 million in fiscal 1999 compared to $18.6 million in fiscal 1998. During the fourth quarter of fiscal 1998, the Company acquired the stock of Tiger Accessories, Inc. and purchased property, equipment and tradenames of AR Accessories Group, Inc. using cash of $5.6 million and $10.8 million, respectively. See Note 2 to the consolidated financial statements. During fiscal 1999, the Company invested a total of $2.8 million in additional property and equipment. In order to support its increasing sales during fiscal 1999 and to accommodate the relocation of the Tiger Accessories operation, the Company completed the expansion of its distribution facility and purchased additional manufacturing equipment in Yoakum, Texas. Additionally, the Company purchased and installed a distribution center management system in the Company's West Bend, Wisconsin, facility.

The Company's primary sources of liquidity for its various expenditures have been cash flows from operations and borrowings under bank credit arrangements. The Company has two unsecured bank credit lines aggregating $85 million which can be used for general corporate purposes including working capital requirements, acquisition activities and funding of letters of credit. See Note 4 to the consolidated financial statements. The Company also has a Canadian line of credit for approximately $525,000 secured by a letter of credit from a U.S. bank. As of June 30, 1999, the Company had credit availability under its credit facilities of approximately $28.6 million.

See Note 11 to the consolidated financial statements regarding the purchase of certain assets of Frank Spielberg Sales LLC subsequent to the year ended June 30, 1999.

The Company has never paid a cash dividend on its common stock. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The Company's existing credit agreements currently contain covenants related to the maintenance of certain financial ratios, which could impose certain limitations on the payment of dividends.

The Company believes it has adequate financial resources and access to sufficient credit facilities to satisfy its future working capital needs.

YEAR 2000 COMPLIANCE

Many existing computer programs utilize only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results by or at the year 2000. This year 2000 issue is believed to affect virtually all companies and organizations, including the Company. The Company has undertaken a program to address its exposure to year 2000 issues. The Company has substantially completed the testing of its computer program modifications and believes that its compliance program will be successful. Costs incurred to date as part of the Company's program have not been significant. Although there can be no assurance with respect thereto, the Company does not expect that the year 2000 issues (including the cost of the Company's compliance program as currently estimated) will have a material adverse effect on the Company's financial position or results of operations.

The Company's year 2000 compliance program requires the query of its significant suppliers, subcontractors and customers that do not share information systems with the Company ("external third parties"). This process has been substantially completed. To date, the Company is

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

unaware of any external third party with a year 2000 issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that external third parties will be year 2000 ready. The inability of external third parties to complete their year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external third parties is not determinable.

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

                             SELECTED FINANCIAL DATA

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)



                                                                                      YEAR ENDED JUNE 30,

                                                                    1999          1998          1997          1996          1995
                                                                 ---------     ---------     ---------     ---------     ---------

     INCOME STATEMENT DATA:
     Net sales .............................................     $ 178,373     $ 135,041     $ 102,507     $  86,694     $  83,721
     Gross profit ..........................................        65,668        48,921        38,258        32,720        32,829
     Intangible asset impairment write-off (1) .............          --            --            --           3,976          --
     Operating income ......................................        18,538        13,002         8,385         1,362         7,431
     Interest expense ......................................         3,011         1,517         1,242         1,267         1,048
     Net income from continuing operations (2) .............         9,717         7,237         4,564           101         4,195
     Net income from continuing operations per share:
        Earnings per share .................................     $    1.70     $    1.30     $    0.84     $    0.02     $    0.81
        Earnings per share-assuming dilution ...............     $    1.67     $    1.27     $    0.83     $    0.02     $    0.80

                                                                                                JUNE 30,

                                                                    1999          1998          1997         1996          1995
                                                                 ---------     ---------     ---------     ---------     ---------

     BALANCE SHEET DATA:
     Working capital .......................................     $  80,847     $  56,334     $  43,354     $  34,082     $  33,069
     Total assets ..........................................       120,138       108,020        65,364        58,411        67,315
     Long-term debt ........................................        47,425        35,000        15,850        12,400        16,650
     Stockholders' equity ..................................        62,192        50,841        42,129        36,847        35,839

(1) Related to a write-off of intangible assets arising from the acquisition of Prince Gardner in fiscal 1994.
(2) During fiscal 1995, the Company recorded a loss of $3.2 million from discontinued operations related to its decision to dispose of the Always In Style operations.

                           PRICE RANGE OF COMMON STOCK

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
         Quoted by quarter for the two fiscal years ended June 30, 1999



FISCAL 1999                          HIGH          LOW

September....................      $ 20.38       $ 12.00
December.....................      $ 18.44       $ 11.00
March........................      $ 17.75       $ 14.75
June.........................      $ 17.75       $ 13.25


FISCAL 1998                          HIGH          LOW

September....................      $ 14.00       $  9.50
December.....................      $ 18.00       $ 13.00
March........................      $ 20.38       $ 15.50
June.........................      $ 19.63       $ 17.00

As of August 11, 1999, there were approximately 1,103 stockholders of record.

                              CORPORATE INFORMATION

DIRECTORS

Dr. James F. Gaertner
Chairman of the Board
Dean of the College of Business
The University of Texas at San Antonio

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell
Private Investor

Robert E. Runice
Private Investor

Gene Stallings
Collegiate and Professional Football Coach,
Author and Private Investor

Maxine K. Clark
President and Chief Executive Officer
Build-A-Bear Workshop, L.L.C.

Marvin J. Girouard
President and Chief Executive Officer
Pier 1 Imports, Inc.


                                    [PHOTO]

TOP FROM LEFT: Mr. Jenkins, Dr. Gaertner, Mr. Rundell
BOTTOM FROM LEFT: Mr. Girouard, Ms. Clark, Mr. Stallings, Mr. Runice



OFFICERS

J. S. B. Jenkins
President and Chief Executive Officer

Jerry W. Wood
Executive Vice President

Stanley T. Ninemire
Senior Vice President and
Chief Financial Officer

Darrel A. Rice
Secretary

CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
(817) 548-0090
www.tandybrands.com

Annual Meeting
9:00 a.m., October 19, 1999
Hyatt Regency DFW
International Parkway
Inside Dallas/Ft.Worth Airport
DFW Airport, Texas 75261

Common Stock Transfer Agent
and Registrar
BankBoston, N.A.
Stock Inquiries: (781) 575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol TBAC.

The Company's Form 10-K Report for the year ended June 30, 1999, as filed with the Securities and Exchange Commission, is available without charge upon request to Stanley T. Ninemire at the address of the Corporate Offices.