Form 10-K405, Exhibit 13
period 2000-06-30
TANDY BRANDS ACCESSORIES INC
filed 2000-09-26
CIK 869487

                                                                    EXHIBIT 13.1

                     [TANDY BRANDS ACCESSORIES, INC. LOGO]

                                    [GRAPHIC]

                               ANNUAL REPORT 2000

                               CHALLENGE RESPONSE

                             LETTER TO SHAREHOLDERS
================================================================================

Dear Shareholders:

Several negative circumstances converged during this past fiscal year to prevent us from achieving our planned level of financial performance. Sales were impacted by the discontinuation of business of several retail customers as a result of industry consolidations, bankruptcies, and store closures; unusual softness in the market for women's accessories; loss of a major women's leather wallet program; and ordering delays in normally predictable replenishment programs.

While we are disappointed with the results, we believe that these events were a unique combination of situation and timing, and our focus has now turned forward to fiscal 2001. The challenge to improve lies clearly before us and we are confident that our planned response will result in increased sales and profits for fiscal 2001.

With the writing of this letter, we are already two months into the next fiscal year and we are successfully executing our plan. Our core men's business remained strong in fiscal 2000 and is on the way to another good year with the continuation of two particularly interesting initiatives. The first and largest of these initiatives involves a complete update of our ROLFS(R) brand of leather accessories. The impact of this new product, packaging and fixturing presentation can be seen in over 1,300 department stores now carrying this exciting new merchandise offering. The second initiative involves a handsome new collection of belts made in Italy. The retail response to this new Italian line has been fantastic in both private label and branded designs. Further optimism for fiscal 2001 comes from the introduction of our new Perry Ellis boys' accessories and the successful launch of our men's and women's travel accessory products under the ROLFS(R) brand.

The women's business is well positioned for growth in 2001. This growth can be seen in the significantly expanded distribution plans for ROLFS(R) handbags and small leather goods to department stores across the country. We expect the combination of men's and women's efforts under the ROLFS(R) brand to generate positive results throughout 2001 and beyond. Additionally, we have expanded our women's cold weather accessories collection and are seeing a significant increase in orders for women's spring handbags.

We remain extremely excited about the potential of our men's and women's products in the drug store and supermarket retail distribution channels. Although this is a relatively new arena for us, we are encouraged by the early results. In addition, during the last fiscal year, our Canterbury golf accessories sales increased eighty-three percent and we look forward to continuing that trend.

On August 8, 2000, we announced a new licensing agreement with Levi Strauss & Co. that gives us exclusive rights to make and market women's handbags, personal leather goods and belts under the DOCKERS(R) brand. Although sales will not begin until July 2001, this is a major opportunity to work with a label that is recognized worldwide, and the initial design work is well underway.

Our response to the ever-growing challenge of operational speed and flexibility can be seen in our new 135,000 square-foot distribution center in Dallas, Texas. This facility will handle all of our women's mass-market product distribution, including belts, hats, hair goods, straw handbags, socks, scarves and other trend and fashion items. We will be holding our annual shareholders' meeting at this new facility to highlight its state-of-the-art distribution systems and technology for our share-holders. The new center complements our other existing distribution centers in Yoakum, Texas; West Bend, Wisconsin; and Toronto, Canada.

The Company's placement of fashion accessory products within the department store arena is at an all time high--the end result of a strategic objective to take a larger share of this important market segment. We are particularly pleased with how our design and merchandising teams have "raised the bar" in the creation of new and exciting fashion accessory items. It all begins with the merchandise and, based on our current stylings, we are well prepared to respond to the challenges of a continually changing retail landscape.

On behalf of over a thousand Tandy Brands Accessories, Inc. team members, we want to thank you for your continued support.

                                    [PHOTO]

                                                         (right)

                                          /s/ JAMES F. GAERTNER
                                          -------------------------------------
                                          James F. Gaertner
                                          Chairman of the Board

                                                         (left)

                                          /s/ J.S.B. JENKINS
                                          -------------------------------------
                                          J.S.B. Jenkins
                                          President and Chief Executive Officer

================================================================================

CHALLENGE: Expand market share of men's personal leather goods within department store distribution

                                    [PHOTO]

RESPONSE: Complete update of ROLFS(R) brand product, packaging and presentation to increase sales with new and existing customers

================================================================================

CHALLENGE: Leverage the strength of the ROLFS(R) brand in women's accessories

                                    [PHOTO]

RESPONSE: Creation, introduction and sales of an all-new line of ROLFS(R) handbags to complement the existing line of personal leather goods

================================================================================

CHALLENGE: Translate fast-moving fashion trends into affordable merchandise for high volume retail outlets

                                    [PHOTO]

RESPONSE: Beautiful, high-quality straw handbags designed to be delivered to mass market retail stores across the country

================================================================================

CHALLENGE:

Satisfy the growing operational requirement of on-time, complete deliveries to a diverse spectrum of retail customers

                                    [PHOTO]

                                    [PHOTO]

RESPONSE:

A new, state-of-the-art, 135,000 sq. ft. merchandise distribution center in Dallas's new Pinnacle Park business development

                                    [PHOTO]

                                FINANCIAL POLICY
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

Through the expression of financial policies, the management and directors of Tandy Brands Accessories, Inc. seek to assure stock-holders that management targets ambitious growth and returns, while maintaining a prudent capital structure. Accordingly, we have set forth our financial policies and objectives in this annual report. As formulations, they are simple to understand. As management directives, they are challenging to achieve.

CASH FLOW

Maximizing cash flow is a cornerstone of the Company's financial policy. Cash, the most versatile asset, is the fuel for growth. Although short-term growth may be financed from external or internal sources, long-term growth relies ultimately on the generation of cash from operations. The Company seeks to optimize cash flow-defined as net income plus non-cash charges such as depreciation, amortization and deferred income tax expense-through consistent achievement of earnings growth, through high return on assets used in operations and through early recognition of tax benefits. Due to lower than anticipated net income, cash flow decreased 15.5% to $11.4 million from $13.2 million in 1999.

CAPITAL STRUCTURE

Total capital includes all continuing sources of capital to Tandy Brands Accessories, Inc., including interest-bearing debt, deferred income taxes and stockholders' equity. The Company's long-term objective is to maintain the ratio of interest-bearing debt to total capital to 30 percent or less. At June 30, 2000, the debt to total capital ratio decreased to 37 percent compared to 43 percent for the prior year. It is anticipated that the Company's debt will be further reduced in fiscal 2001 by the operational cash flow of the Company.

LEVERAGE

Tandy Brands Accessories, Inc. continues to finance its growth primarily through internal cash flow and the use of borrowed funds. At June 30, 2000, the Company had borrowings of $41.1 million under its bank lines of credit compared to $47.4 million in the prior year. It is anticipated that this debt will be repaid through future cash flows, allowing the Company to fund future growth and maintain its capital structure objectives.

PROFIT GROWTH AND RETURN ON ASSETS

The commitment of low-cost capital to a growth business requires the promise of attractive returns. Tandy Brands Accessories, Inc. seeks annual growth on average of at least 20 percent in pre-tax profits and a minimum pre-tax, pre-interest return on average assets used in operations of 25 percent. Assets used in operations include all assets except corporate cash, marketable securities and goodwill. During the year just ended, the Company's pre-tax profit decreased at a rate of 12.3 percent and its pre-tax, pre-interest return on average operating assets was 17.2 percent.

RETURN ON EQUITY AND CAPITALIZATION

Tandy Brands Accessories, Inc. also seeks, through a combination of high-asset returns and prudent debt levels, to achieve an after-tax return on average equity of at least 17 percent. During 2000, the Company achieved an after-tax return on average equity of 13 percent compared to a prior year performance of 16 percent.

ANTICIPATED GROWTH

The Company's objective is to achieve annual growth in operating assets of at least 15 percent. In fiscal 2000, because the Company's profit growth was below its financial policy target, management focused successfully on reducing its operating asset levels resulting in a reduction in accounts receivable and inventory while increasing sales in comparison to the previous year. This focus led to a growth of only one percent in operating assets for fiscal 2000. It is anticipated that during fiscal 2001, our operating assets will again grow in tandem with our profit growth. Because a portion of the Company's growth may continue to come from acquisitions, the use of stock for some acquisitions, subject to market conditions, could further accelerate the Company's average growth rate.

                       CONSOLIDATED STATEMENTS OF INCOME
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                                      YEAR ENDED JUNE 30,
                                                                               2000         1999         1998
                                                                             ---------    ---------    ---------
Net sales ................................................................   $ 189,951    $ 178,373    $ 135,041
Cost of goods sold .......................................................     121,543      112,705       86,120
                                                                             ---------    ---------    ---------

  Gross margin ...........................................................      68,408       65,668       48,921

Selling, general and administrative expenses .............................      49,634       43,995       33,929
Depreciation and amortization ............................................       3,517        3,135        1,990
                                                                             ---------    ---------    ---------
  Total operating expenses ...............................................      53,151       47,130       35,919
                                                                             ---------    ---------    ---------

Operating income .........................................................      15,257       18,538       13,002

Interest expense .........................................................      (3,236)      (3,011)      (1,517)
Royalty and other income and early terminations of license agreements ....       1,717          135          176
                                                                             ---------    ---------    ---------

Income before provision for income taxes .................................      13,738       15,662       11,661
Provision for income taxes ...............................................       5,089        5,945        4,424
                                                                             ---------    ---------    ---------

   Net income ............................................................   $   8,649    $   9,717    $   7,237
                                                                             =========    =========    =========

Earnings per common share ................................................   $    1.50    $    1.70    $    1.30
                                                                             =========    =========    =========

Earnings per common share-assuming dilution ..............................   $    1.49    $    1.67    $    1.27
                                                                             =========    =========    =========

Common shares outstanding ................................................       5,760        5,725        5,576
                                                                             =========    =========    =========

Common shares outstanding-assuming dilution ..............................       5,811        5,814        5,682
                                                                             =========    =========    =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                                        JUNE 30,
                                                                                   2000         1999
                                                                                 ---------    ---------
ASSETS
Current assets:
  Cash and cash equivalents ..................................................   $     661    $     180
  Accounts receivable, net of allowances of $1,101 and $1,180 ................      31,105       33,514
  Inventories ................................................................      55,340       55,559
  Other current assets .......................................................       2,371        1,823
                                                                                 ---------    ---------
    Total current assets .....................................................      89,477       91,076
                                                                                 ---------    ---------

Property, plant and equipment, at cost:
  Buildings ..................................................................       6,708        6,701
  Leasehold improvements .....................................................       1,339        1,100
  Machinery and equipment ....................................................      14,270       10,732
                                                                                 ---------    ---------
                                                                                    22,317       18,533
   Accumulated depreciation ..................................................      (9,305)      (7,210)
                                                                                 ---------    ---------
     Net property, plant and equipment .......................................      13,012       11,323
                                                                                 ---------    ---------

Other assets:
  Goodwill, net of accumulated amortization of $5,208 and $4,345 .............      11,410       10,373
  Other intangibles, net of accumulated amortization of $2,324 and $2,337 ....       6,035        6,561
  Other noncurrent assets ....................................................       1,750          805
                                                                                 ---------    ---------
    Total other noncurrent assets ............................................      19,195       17,739
                                                                                 ---------    ---------
                                                                                 $ 121,684    $ 120,138
                                                                                 =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ...........................................................   $   6,547    $   5,835
  Accrued payroll and bonuses ................................................       1,824        1,710
  Accrued expenses ...........................................................       2,180        2,684
                                                                                 ---------    ---------
    Total current liabilities ................................................      10,551       10,229
                                                                                 ---------    ---------

Other liabilities:
  Notes payable ..............................................................      41,075       47,425
  Other noncurrent liabilities ...............................................         184          292
                                                                                 ---------    ---------
    Total other liabilities ..................................................      41,259       47,717
                                                                                 ---------    ---------

Commitments (Note 7)

Stockholders' equity:
  Preferred stock, $1 par value; 1,000,000 shares authorized; none issued ....          --           --
  Common stock, $1 par value; 10,000,000 shares authorized;
    5,808,968 shares and 5,761,952 shares issued and outstanding
    as of June 30, 2000 and 1999, respectively ...............................       5,809        5,762
  Additional paid in capital .................................................      22,426       21,900
  Cumulative other comprehensive income ......................................        (479)        (381)
  Retained earnings ..........................................................      43,560       34,911
  Treasury stock, at cost (156,092 shares at June 30, 2000) ..................      (1,442)          --
                                                                                 ---------    ---------
    Total stockholders' equity ...............................................      69,874       62,192
                                                                                 ---------    ---------
                                                                                 $ 121,684    $ 120,138
                                                                                 =========    =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                                 (In thousands)

                                                                                                   YEAR ENDED JUNE 30,
                                                                                             2000         1999         1998
                                                                                           ---------    ---------    ---------
Cash flows from operating activities:
  Net income ...........................................................................   $   8,649    $   9,717    $   7,237
  Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
      Depreciation .....................................................................       2,259        2,001        1,318
      Amortization .....................................................................       1,379        1,287          828
      Deferred taxes ...................................................................        (779)         677          295
      Other ............................................................................         (63)        (139)        (134)

  Change in assets and liabilities, net of effects from acquisition:
      Accounts receivable ..............................................................       2,970       (9,002)      (6,049)
      Accounts receivable purchased from AR Accessories Group, Inc. ....................          --        3,053       (3,053)
      Inventories ......................................................................         919      (12,693)      (7,517)
      Inventory purchased from AR Accessories Group, Inc. ..............................          --        5,137       (5,137)
      Other assets .....................................................................        (698)         212          441
      Accounts payable .................................................................         712         (954)       2,644
      Accrued expenses .................................................................        (718)      (3,104)       1,220
                                                                                           ---------    ---------    ---------
  Net cash provided by (used for) operating activities .................................      14,630       (3,808)      (7,907)
                                                                                           ---------    ---------    ---------

Cash flows from investing activities:
  Purchases of property and equipment ..................................................      (3,563)      (2,791)      (2,449)
  Sale of property and equipment .......................................................          --           --          233
  Acquisition of Tiger Accessories, Inc. ...............................................          --           --       (5,591)
  Purchases of property, equipment and tradenames from AR Accessories Group, Inc. ......          --           --      (10,786)
  Purchase of assets of Frank Spielberg Sales, LLC. ....................................      (3,367)          --           --
                                                                                           ---------    ---------    ---------
  Net cash used for investing activities ...............................................      (6,930)      (2,791)     (18,593)
                                                                                           ---------    ---------    ---------

Cash flows from financing activities:
  Sale of stock to stock purchase program ..............................................       1,441        1,392        1,047
  Exercise of employee stock options ...................................................         190          279          222
  Purchase of treasury stock ...........................................................      (2,500)          --           --
  Proceeds from borrowings .............................................................      94,670       73,727       82,350
  Payments under borrowings ............................................................    (101,020)     (68,902)     (57,390)
                                                                                           ---------    ---------    ---------
  Net cash provided by (used for) financing activities .................................      (7,219)       6,496       26,229
                                                                                           ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents ...................................         481         (103)        (271)
Cash and cash equivalents at beginning of period .......................................         180          283          554
                                                                                           ---------    ---------    ---------

Cash and cash equivalents at end of period .............................................   $     661    $     180    $     283
                                                                                           =========    =========    =========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest ...........................................................................   $   3,425    $   2,810    $   1,367
    Income taxes .......................................................................       5,824        4,699        4,553

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                                                    CUMULATIVE
                                                           COMMON STOCK      ADDITIONAL                OTHER
                                                       --------------------   PAID IN    RETAINED   COMPREHENSIVE
                                                         SHARES     AMOUNT     CAPITAL   EARNINGS      INCOME
                                                       ----------  --------  ----------  ---------  -------------
Balance at June 30, 1997 ............................   5,490,091  $  5,490  $   18,732  $  17,957     $  (50)

Comprehensive income:
 Net income .........................................          --        --          --      7,237         --
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --          --         --       (294)

Comprehensive income ................................

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................      69,561        70         977         --         --
Sale of unissued common stock to employees
 for exercise of stock options ......................      28,902        29         193         --         --
Issuance of stock pursuant to the acquisition of
 Tiger Accessories, Inc. ............................      28,170        28         472         --         --
                                                       ----------  --------  ----------  ---------     ------
Balance at June 30, 1998 ............................   5,616,724     5,617      20,374     25,194       (344)

Comprehensive income:
 Net income .........................................          --        --          --      9,717         --
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --          --         --        (37)

Comprehensive income ................................

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................      87,335        87       1,305         --         --
Sale of unissued common stock to employees
 for exercise of stock options ......................      57,893        58         221         --         --
                                                       ----------  --------  ----------  ---------     ------

Balance at June 30, 1999 ............................   5,761,952     5,762      21,900     34,911       (381)

Comprehensive income:
 Net income .........................................          --        --          --      8,649         --
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --          --         --        (98)

Comprehensive income ................................

Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................      34,620        35         348         --         --
Sale of unissued common stock to employees
 for exercise of stock options ......................      12,396        12         178         --         --
Purchase of treasury stock ..........................          --        --          --         --         --
                                                       ----------  --------  ----------  ---------     ------

Balance at June 30, 2000 ............................   5,808,968  $  5,809  $   22,426  $  43,560     $ (479)
                                                       ==========  ========  ==========  =========     ======


                                                         TREASURY STOCK          TOTAL
                                                       --------------------   STOCKHOLDERS'
                                                         SHARES     AMOUNT       EQUITY
                                                       ----------  --------   -------------
Balance at June 30, 1997 ............................          --  $     --      $ 42,129

Comprehensive income:
 Net income .........................................          --        --         7,237
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --          (294)
                                                                                 --------
Comprehensive income ................................                               6,943
                                                                                 --------
Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................          --        --         1,047
Sale of unissued common stock to employees
 for exercise of stock options ......................          --        --           222
Issuance of stock pursuant to the acquisition of
 Tiger Accessories, Inc. ............................          --        --           500
                                                       ----------  --------      --------
Balance at June 30, 1998 ............................          --        --        50,841

Comprehensive income:
 Net income .........................................          --        --         9,717
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --           (37)
                                                                                 --------
Comprehensive income ................................                               9,680
                                                                                 --------
Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................          --        --         1,392
Sale of unissued common stock to employees
 for exercise of stock options ......................          --        --           279
                                                       ----------  --------      --------

Balance at June 30, 1999 ............................          --        --        62,192

Comprehensive income:
 Net income .........................................          --        --         8,649
 Other comprehensive income, net of tax:
  Currency translation adjustments ..................          --        --           (98)
                                                                                 --------
Comprehensive income ................................                               8,551
                                                                                 --------
Sale of stock to the Tandy Brands Accessories, Inc.
 Stock Purchase Program .............................      91,058     1,058         1,441
Sale of unissued common stock to employees
 for exercise of stock options ......................          --        --           190
Purchase of treasury stock ..........................    (247,150)   (2,500)       (2,500)
                                                       ----------  --------      --------

Balance at June 30, 2000 ............................    (156,092) $ (1,442)     $ 69,874
                                                       ==========  ========      ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY AND BASIS OF PRESENTATION

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, handbags and fashion accessories for men, women and children. The Company sells its products to a variety of retail outlets, including national chain stores, discount stores, major department stores, specialty stores, catalog retailers, grocery stores, drug stores and the retail exchange operations of the United States military.

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

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2000 presentation.

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

Inventories consist of the following:

                                                   JUNE 30,
                                             2000           1999
                                         ------------   ------------
          Raw materials ..............   $  3,760,000   $  6,560,000
          Work-in-process ............        999,000        319,000
          Finished goods .............     50,581,000     48,680,000
                                         ------------   ------------
                                         $ 55,340,000   $ 55,559,000
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

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to forty years. The weighted-average number of years over which goodwill and other intangibles are amortized is 18 years. Goodwill and other intangibles are reviewed for impairment based on estimated future undiscounted cash flows.

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
================================================================================
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES

The Company recognizes re venue when merchandise is shipped to customers and title to the goods has passed from the Company to the customer. Sales returns and allowances are recorded at the time the amounts can be reasonably estimated by the Company.

The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral. Credit losses have historically been within management's expectations.

MAJOR CUSTOMER

Consolidated net sales to Wal-Mart accounted for approximately 38%, 39% and 43% of the Company's sales in fiscal 2000, 1999 and 1998, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. (See Note 13.) No other customers accounted for 10% or more of total revenues.

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

COMPUTER SOFTWARE COSTS DEVELOPED OR OBTAINED FOR INTERNAL USE

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain internal costs to develop or obtain software for internal use that the Company would have previously expensed as incurred and requires expensing certain costs that the Company had capitalized. The effect of the adoption of SOP 98-1 during fiscal year 2000 did not materially impact the Company's consolidated financial position or statements of income, stockholders' equity or cash flows.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting guidelines for derivatives and requires companies to record all derivatives as assets or liabilities on the balance sheet at fair value. Additionally, this statement establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. Any derivative that qualifies as a hedge, depending on the nature of the hedge, will either be offset through earnings against the change in fair value of the hedged assets, liabilities or firm commitments or recognized in other comprehensive income until the hedged item is recognized in earnings. This SFAS is effective for the Company beginning in fiscal 2001. The Company does not anticipate that the adoption of this statement will have a material impact on the Company's consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

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

On June 1, 1998, the Company acquired all of the outstanding common stock of Tiger Accessories, Inc. ("Tiger") for an aggregate purchase price of $6,091,000 including acquisition-related costs. The purchase price was comprised of $5,591,000 in cash and 28,170 shares of Company issued common stock valued at $500,000. Tiger is a manufacturer and marketer of men's and boys' belts to various mass merchants. In conjunction with the purchase, the Company assumed approximately $4,189,000 in liabilities of which $1,790,000 in bank indebtedness was immediately retired. The acquisition was accounted for under the purchase method of accounting and the resultant goodwill of approximately $3,937,000 and other intangibles related to consideration given for non-compete agreements of approximately $500,000 are being amortized over 20 and 3 years, respectively. Unaudited pro forma consolidated results of Tandy Brands Accessories, Inc. and Tiger, as if the acquisition had occurred at the beginning of fiscal year 1998, are as follows:

                                                            (Unaudited)

                                                               1998
                                                           -------------
     Net sales ..........................................  $ 150,121,000
     Net income .........................................  $   7,867,000
     Earnings per common share ..........................  $        1.41
     Earnings per common share - assuming dilution.......  $        1.38

On July 16, 1999, the Company purchased certain assets of Frank Spielberg Sales, LLC ("Spielberg"), a handbag designer and marketer based in St. Louis, Missouri, for approximately $3.4 million. The cash purchase price was provided by drawing on existing bank lines. Spielberg supplies proprietary design, marketing and sourcing expertise for handbags under department store private labels and direct sales to retailers. The acquisition was accounted for under the purchase method of accounting and the resultant goodwill of approximately $2,089,000 is being amortized over 20 years. The pro forma effects of this acquisition are not material.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 3 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                            YEAR ENDED JUNE 30,

                                                                          2000     1999     1998
                                                                         ------   ------   ------

Numerator for basic and diluted earnings per share:
Net income.............................................................  $8,649   $9,717   $7,237
                                                                         ======   ======   ======

Denominator:
  Weighted-average shares outstanding..................................   5,745    5,708    5,559
  Contingently issuable shares.........................................      15       17       17
                                                                         ------   ------   ------
    Denominator for basic earnings per share-weighted-average shares...   5,760    5,725    5,576

Effect of dilutive securities:
Employee stock options.................................................      42       75       93
Director stock options.................................................       9       14       13
                                                                         ------   ------   ------
Dilutive potential common shares.......................................      51       89      106

Denominator for earnings per share assuming dilution-adjusted
weighted-average shares................................................   5,811    5,814    5,682
                                                                         ======   ======   ======

Earnings per share.....................................................  $ 1.50   $ 1.70   $ 1.30
                                                                         ======   ======   ======

Earnings per share-assuming dilution...................................  $ 1.49   $ 1.67   $ 1.27
                                                                         ======   ======   ======

Options to purchase approximately 523,000 shares of common stock at prices ranging from $8.78-$19.75 per share were outstanding during fiscal year 2000 but were not included in the computation of earnings per share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 4 - STOCK REPURCHASE PROGRAM

On April 26, 2000, the Company's Board of Directors approved a plan to repurchase, from time to time in the open market or through negotiated transactions, shares of the Company's common stock at an aggregate purchase price of up to $2,000,000 (the "repurchase program"). This program is an extension of the $2,000,000 repurchase program the Company initiated on October 20, 1999. Any open market purchases will be at prevailing market prices. The timing of any repurchases will depend on market conditions, market price, and management's assessment of the Company's liquidity and cash flow needs. Any repurchased shares will be added to the Company's treasury shares and may be used for the Company's stock plans and other corporate purposes. The funds required for the repurchases will be provided from the Company's current cash balances, operating cash flow, or the Company's credit facility. During fiscal 2000, the Company repurchased 247,150 shares of treasury stock under the repurchase program at a cost of approximately $2,500,000. During fiscal 2000, 91,058 shares of treasury stock were reissued to the Company's employee stock purchase program.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 5 - CREDIT ARRANGEMENTS

The Company has an unsecured line of credit with a bank for $50,000,000. Of this amount, $25,000,000 is an uncommitted facility, which has no expiration date and is due on demand. The $25,000,000 committed facility is comprised of a $15,000,000 term note and a $10,000,000 committed revolving credit facility, both of which require the maintenance of certain financial covenants and a commitment fee of 1/4% on the unused balance. The $15,000,000 term note, which expires on November 17, 2003, bears interest at LIBOR plus 1%. The $10,000,000 committed revolving credit facility, which expires on May 17, 2002, bears interest at various rates with short-term durations. Principal payments on the term note and committed revolving credit facility are due on the expiration date. Each facility may be used for borrowings or letters of credit. At June 30, 2000 and 1999, the Company had borrowings under the committed facility of $25,000,000, bearing interest at 7.81% and 6.63%, respectively. At June 30, 2000 and 1999, the Company had borrowings under the uncommitted facility of $8,725,000 and $5,050,000, bearing interest at 7.81% and 6.63%, respectively. At June 30, 2000 and 1999, the Company had letters of credit under the uncommitted facility of $8,613,000 and $9,514,000, respectively, which were used in conjunction with merchandise procurement. As the additional borrowing availability provided under the line of credit discussed below is sufficient to fund current maturities under the uncommitted facility, current maturities have been reclassified as long-term.

The Company has an unsecured line of credit with another bank for $40,000,000. Of this amount, $15,000,000, which expires on May 14, 2002, is an uncommitted facility and bears interest at various rates with short-term durations. The remaining $25,000,000, which expires May 14, 2002, is a committed facility which requires the maintenance of certain financial covenants and the payment of a commitment fee of 1/4% on the unused balance. The committed facility bears interest at negotiated rates. Each facility may be used for borrowings or letters of credit. At June 30, 2000 and 1999, the Company had total borrowings under such facilities of $7,350,000 and $17,375,000, bearing interest at 8.26% and 7.13%, respectively.

The Company also has a Canadian line of credit for approximately $525,000 secured by a letter of credit from a U.S. bank. At June 30, 2000 and 1999, there were no borrowings under this line of credit.

During fiscal 1999, the Company had an unsecured line of credit with another bank for $35,000,000. Of this amount, $25,000,000, which expired on April 30, 2000, was a committed facility. The line was used for borrowings or letters of credit and bears interest at negotiated rates. The remaining $10,000,000, which expired on April 30, 1999, was an uncommitted facility that may be used for borrowings or letters of credit and bears interest at various rates with short-term durations. On April 30, 1999, the outstanding balance of the $35,000,000 unsecured line of credit with another bank was paid and the agreement terminated.

The Company is subject to interest rate risk on its long-term debt. The Company manages its exposure to changes in interest rates by the use of variable and fixed interest rate debt. In addition, the Company has hedged its exposure to changes in interest rates on a portion of its variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. During fiscal 1999, the Company entered into a five-year interest rate swap agreement, which expires on November 17, 2003, converting $15,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 2000, the receive and pay rates related to the interest rate swap were 6.76% and 6.52%, respectively. At June 30, 2000, the fair value of the interest rate swap agreement was approximately $642,000. Interest differentials to be paid or received because of the swap agreement are reflected as an adjustment to interest expense over the related debt period. The potential impact of market conditions on the fair value of the Company's indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value.

At June 30, 2000, the Company had borrowings under its credit lines of $41,075,000 bearing a weighted-average interest rate of 6.69%.

Under the above credit facilities, future payments required for debt maturities will be $26,075,000 and $15,000,000 in fiscal years 2002 and 2003, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of June 30, 2000 and 1999, are as follows:

                                                       2000               1999
                                                   ------------       ------------

Deferred tax assets:
  Accounts receivable valuation ............       $   335,000        $        --
  Inventory valuation ......................         1,486,000            949,000
  Other, net ...............................           580,000            621,000
                                                   -----------        -----------
    Total deferred tax assets: .............         2,401,000          1,570,000

Deferred tax liabilities:
  Accounts receivable valuation ............                --            (90,000)
  Goodwill and other intangibles ...........          (884,000)          (688,000)
  Depreciation .............................           (25,000)           (79,000)
                                                   -----------        -----------
    Total deferred tax liabilities: ........          (909,000)          (857,000)
                                                   -----------        -----------

Net deferred tax asset: ....................       $ 1,492,000        $   713,000
                                                   ===========        ===========

Significant components of the provision for income taxes are as follows:

                                      2000              1999             1998
                                  ------------      -----------      -----------

Current:
  Federal ....................      $ 5,483,000       $ 4,676,000      $ 3,686,000
  Foreign ....................           64,000            79,000           72,000
  State and local ............          321,000           513,000          371,000
                                    -----------       -----------      -----------
                                      5,868,000         5,268,000        4,129,000
                                    -----------       -----------      -----------
Deferred:
  Federal ....................         (740,000)          662,000          294,000
  State and local ............          (39,000)           15,000            1,000
                                    -----------       -----------      -----------
                                       (779,000)          677,000          295,000
                                    -----------       -----------      -----------

    Income tax provision .....      $ 5,089,000       $ 5,945,000      $ 4,424,000
                                    ===========       ===========      ===========

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                               2000      1999      1998
                                                               -----     -----     -----
Statutory rate .............................................   34.0%     34.0%     34.0%
State and local taxes, net of federal income tax benefit....    1.4%      2.1%      2.1%
Other, net .................................................    1.6%      1.9%      1.8%
                                                               ----      ----      ----
                                                               37.0%     38.0%     37.9%
                                                               ====      ====      ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 7 - COMMITMENTS

The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2010 with varying renewal and escalation clauses. Rental expense for fiscal 2000, 1999 and 1998 totaled $1,814,000, $1,648,000 and $1,184,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense related thereto for fiscal 2000, 1999 and 1998 totaled $1,354,000, $1,534,000 and $1,382,000, respectively.

Future minimum rental and royalty commitments as of June 30, 2000, are as follows:

                           FISCAL YEAR           AMOUNT
                           -----------        -----------
                           2001 ..........    $ 2,315,000
                           2002 ..........      1,821,000
                           2003 ..........      1,835,000
                           2004 ..........      1,441,000
                           2005 ..........        757,000
                           Thereafter ....      2,962,000
                                              -----------
                                              $11,131,000
                                              ===========

NOTE 8 - TERMINATIONS OF LICENSE AGREEMENTS

On November 9, 1999, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company will no longer design and market women's handbags under any JONES NEW YORK((R)) brands. As compensation for the early termination of women's handbag license rights, Jones Apparel Group paid the Company $1,500,000 in cash, of which a portion was used to wind down functions related to the license arrangements. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $1,000,000 from the amendment of this licensing agreement.

On March 3, 2000, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company will continue to design and market men's small leather goods and belts under various JONES NEW YORK((R)) brands but will no longer design and market women's small leather goods under any JONES NEW YORK((R)) brands. As compensation for the early termination of the small leather goods license rights, Jones Apparel Group paid the Company $800,000 in cash. Additionally, Jones Apparel Group reimbursed the Company for its current on-hand small leather goods inventory of approximately $950,000. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $600,000 from the amendment of this licensing agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 9 - EMPLOYEE STOCK OPTIONS

The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. At June 30, 2000 and 1999, the number of shares available for grant were 448,054 and 205,692, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1997:

                                        NUMBER    WEIGHTED-AVERAGE
                                      OF SHARES    EXERCISE PRICE
                                      ---------   ----------------
Outstanding at June 30, 1997           349,554       $   10.55

Options granted ...................     92,000       $   12.89
Options exercised .................     (5,675)      $    7.34
Options canceled or expired .......         --              --
                                       -------
Outstanding at June 30, 1998 ......    435,879       $   11.08

Options granted ...................    122,500       $   17.25
Options exercised .................    (50,150)      $    4.38
Options canceled or expired .......    (12,875)      $   13.80
                                       -------
Outstanding at June 30, 1999 ......    495,354       $   13.22

Options granted ...................    149,500       $   15.45
Options exercised .................     (8,200)      $    7.97
Options canceled or expired .......    (34,700)      $   16.07
                                       -------
Outstanding at June 30, 2000 ......    601,954       $   13.96
                                       =======
Exercisable at June 30, 2000 ......    359,683       $   12.35
                                       =======

The following table segregates outstanding options into groups based on price ranges of less than and more than $10 per share.

                                                   $2.74-$9.25  $10.33-$19.75
                                                   -----------  -------------

All outstanding options:
  Number of shares ...............................    132,926       469,028
  Weighted-average exercise price ................ $     7.26    $    15.86
  Weighted-average remaining contractual life ....  5.6 years     7.3 years

Exercisable options:
  Number of shares ...............................    128,926      230,757
  Weighted-average exercise price ................ $     7.21    $   15.22

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2000, 1999 and 1998: dividend yield of 0.0%; expected volatility of 0.375% for fiscal 2000 and 0.55% for fiscal 1999 and 1998; a risk-free interest rate of 7.25% for fiscal 2000 and 6.42% for fiscal 1999 and 1998; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2000, 1999 and 1998, the weighted-average grant date fair value of such options was $8.80, $10.87 and $8.13, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 9 - EMPLOYEE STOCK OPTIONS (continued)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The Company's pro forma information follows:

                                                    2000        1999        1998
                                                  ---------   ---------   ---------

Net income:
  As reported .................................   $   8,649   $   9,717   $   7,237
  Pro forma ...................................   $   7,939   $   9,137   $   7,113

Earnings per share:
  As reported .................................   $    1.50   $    1.70   $    1.30
  Pro forma ...................................   $    1.38   $    1.60   $    1.28

Earnings per share-assuming dilution:
  As reported .................................   $    1.49   $    1.67   $    1.27
  Pro forma ...................................   $    1.37   $    1.57   $    1.25

NOTE 10 - NON-EMPLOYEE DIRECTOR STOCK PLANS

In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 2000 and 1999, there were 6,258 and 6,673 shares issued to directors, respectively. Prior to fiscal 1999, there were no shares issued to the directors. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2000, 1999 and 1998 were $25,447, $65,021 and $72,942, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 97,916 options were outstanding as of June 30, 2000. The options range in price from $6.50 to $19.00 and are generally exercisable at a rate of 33% per year beginning one year after the grant date. During fiscal 2000, no shares were exercised. Prior to fiscal 2000, options totaling 4,125 and 23,227 were exercised in fiscal 1999 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan (the "Plan") is open to substantially all employees who have been employed by the Company for over two years. Under the Plan, participants may contribute 5% of their earnings, with the Company matching 150%. The contributions are paid to a trustee and invested primarily in Company common stock. Employer contributions are fully vested upon payment. On July 1, 2000, the Company amended and restated the Plan whereby the 401(k) ["401(k) Plan"] feature of the Plan was activated. The 401(k) feature allows an eligible employee to contribute up to 10% of their annual compensation to the 401(k) Plan on a pre-tax basis. The 401(k) Plan is available to substantially all full-time employees who have completed one year of service. The Company, at its discretion, matches 100% of employee contributions up to 5% of their compensation. The 401(k) Plan allows participant investment direction of both employee and matching employer contributions from a variety of investment alternatives, one of which is the Company's common stock. All contributions made to the Plan prior to July 1, 2000, are fully vested and are held in a fund invested primarily in Company common stock. Morgan Stanley Dean Witter, FSB is the trustee of the 401(k) Plan.

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the Tandy Brands Accessories, Inc. Employees Investment Plan. Under the Program, participants may contribute 5% or 10% of their earnings, with the Company matching 50% of each participant's contribution. The Program also permits employees with six months to two years of service to participate in the Program with the Company matching 25% of each participant's contribution. The Program purchases treasury, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Total Company contributions to these plans were approximately $1,406,000, $1,129,000 and $988,000 in fiscal 2000, 1999 and 1998, respectively.

NOTE 12 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

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

On November 2, 1999, the Board of Directors renewed the Company's stockholder Rights Plan. A new amended and restated plan was adopted in the normal course of updating and extending the predecessor stockholder Rights Plan, which was scheduled to expire on December 31, 2000, and not in response to any acquisition proposal. The expiration date of the Rights Plan has been extended to October 19, 2009. The amended plan was altered to reflect prevailing stockholder Rights Plan terms, such as lowering the share ownership level which triggers the exercise of the Rights and eliminating the continuing director provision. The amended plan provides for an increase in the exercise price of the Rights under the plan from $36.00 to $70.00. Accordingly, the Company filed the amended and restated plan on Form 8-K with the Securities and Exchange Commission on November 2, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 13 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

The Company sells its products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores and the retail exchange operations of the United States military. The Company and its corresponding customer relationships are organized along men's and women's product lines. As a result, the Company has two reportable segments: (1) men's accessories consisting of belts, wallets, suspenders and other small leather goods and (2) women's accessories consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on the Company's corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes utilizing the accounting policies consistent in all material respects with those described in Note 1. No intersegment revenue is recorded.

Information regarding operations and assets by segment are as follows:

                                                                  YEAR ENDED JUNE 30,
                                                       2000              1999              1998
                                                   ------------      ------------      ------------

Revenue from external customers:
  Men's accessories ..........................     $    111,332      $    105,909      $     70,386
  Women's accessories ........................           78,619            72,464            64,665
                                                   ------------      ------------      ------------
                                                   $    189,951      $    178,373      $    135,041
                                                   ============      ============      ============
Operating income (1):
  Men's accessories ..........................           14,296            13,769             8,370
  Women's accessories ........................              961             4,769             4,632
                                                   ------------      ------------      ------------
                                                   $     15,257      $     18,538      $     13,002
                                                   ============      ============      ============

Interest expense .............................           (3,236)           (3,011)           (1,517)
Other income (2) .............................            1,717               135               176
                                                   ------------      ------------      ------------
Income before income taxes ...................     $     13,738      $     15,662      $     11,661
                                                   ============      ============      ============

Depreciation and amortization expense:
  Men's accessories ..........................     $      2,348      $      2,190      $      1,460
  Women's accessories ........................            1,169               945               530
                                                   ------------      ------------      ------------
                                                   $      3,517      $      3,135      $      1,990
                                                   ============      ============      ============

Capital expenditures:
  Men's accessories ..........................     $        266      $        957      $      4,485
  Women's accessories ........................            1,573               266             1,680
  Corporate ..................................            1,945             1,568             1,620
                                                   ------------      ------------      ------------
                                                   $      3,784      $      2,791      $      7,785
                                                   ============      ============      ============

Total assets:
  Men's accessories ..........................     $     61,546      $     63,261      $     56,338
  Women's accessories ........................           45,948            45,281            39,445
  Corporate ..................................           14,190            11,596            12,237
                                                   ------------      ------------      ------------
                                                   $    121,684      $    120,138      $    108,020
                                                   ============      ============      ============

(1) Operating income consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.

(2) Other income includes royalty income on corporate tradenames, the early terminations of license agreements (see Note 8) and other income specifically identifiable to a segment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 14 - RELATED PARTY TRANSACTIONS

During fiscal 2000, 1999 and 1998, the Company purchased inventory of approximately $41,775,000, $30,700,000 and $19,500,000, respectively, from a supplier who is a principal shareholder of the Company. The merchandise is purchased at amounts which approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated in that the inventory may be purchased from various other sources.

NOTE 15 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 2000, is set forth below:

                                                      FIRST       SECOND        THIRD       FOURTH
                                                     QUARTER      QUARTER      QUARTER      QUARTER
                                                   ----------   ----------   ----------   ----------

FISCAL 2000
Net sales ......................................   $   53,256   $   57,566   $   39,686   $   39,443
Gross profit ...................................       18,884       21,665       14,021       13,838
Income before income taxes(1) ..................        4,522        8,000        1,096          120
Net income .....................................        2,768        4,893          671          317
Earnings per common share ......................   $      .48   $      .84   $      .12   $      .06
Earnings per common share-assuming dilution ....   $      .47   $      .83   $      .12   $      .06

FISCAL 1999
Net sales ......................................   $   44,281   $   54,122   $   38,247   $   41,723
Gross profit ...................................       16,480       20,069       14,085       15,034
Income before income taxes .....................        3,895        6,042        2,800        2,925
Net income .....................................        2,384        3,678        1,715        1,940
Earnings per common share ......................   $      .42   $      .64   $      .30   $      .34
Earnings per common share-assuming dilution ....   $      .41   $      .63   $      .29   $      .33

(1) Income before income taxes includes the net benefit realized from the early terminations of license agreements of $1,000,000 and $600,000 recognized during the second and third quarters of fiscal 2000, respectively.

                         REPORT OF INDEPENDENT AUDITORS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

To the Board of Directors of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ EARNST & YOUNG LLP

Fort Worth, Texas
August 4, 2000

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

GENERAL

Tandy Brands Accessories, Inc. (the "Company") is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories and suspenders. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS(R), JONES NEW YORK(R), FLORSHEIM(R), PERRY ELLIS(R), ROLFS(R), HAGGAR(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), PRINCESS GARDNER(R), AMITY(R), DON LOPER(R), ACCESSORY DESIGN GROUP(R),TEX TAN(R) and TIGER(R), as well as private brands for major retail customers. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores and drug stores.

During fiscal 2000, the Company announced the successful launch of a branded e-commerce web site that is available now at http://www.rolfs.net. Capturing strong consumer demand for this premier brand, the site features a full-line of personal leather goods, belts and other accessories in an easy-to-navigate and shop environment. The site was developed in coordination with Yahoo! Inc. Yahoo! Inc. is a global Internet media company and represented the first test of a direct-to-consumer presence for the Company.

The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units as well as growth through acquisition of similar businesses. During the first quarter of fiscal 2000, the Company purchased certain assets of Frank Spielberg Sales, LLC ("Spielberg"). See Note 2 to the consolidated financial statements.

Sales and gross margin data from the Company's segments for fiscal 2000 compared to the previous two fiscal years were as follows:

                                                          YEAR ENDED JUNE 30,
                                                 2000            1999            1998
                                             ------------    ------------    ------------
                                                        (Dollars in thousands)

Net sales:
  Men's accessories ......................   $    111,332    $    105,909    $     70,386
  Women's accessories ....................         78,619          72,464          64,655
                                             ------------    ------------    ------------
  Total net sales ........................   $    189,951    $    178,373    $    135,041
                                             ============    ============    ============

Gross margin:
  Men's accessories ......................   $     44,216    $     42,110    $     28,240
  Women's accessories ....................         24,192          23,558          20,681
                                             ------------    ------------    ------------
  Total gross margin .....................   $     68,408    $     65,668    $     48,921
                                             ============    ============    ============

Gross margin as percentage of sales:
  Men's accessories ......................           39.7%           39.8%           40.1%

  Women's accessories ....................           30.8%           32.5%           32.0%

  Total ..................................           36.0%           36.8%           36.2%

See Note 13 to the consolidated financial statements for certain other financial information with regard to the Company's men's and women's accessories segments.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

FISCAL 2000 COMPARED TO FISCAL 1999

NET SALES

Net sales increased $11.6 million, or 6.5%, in fiscal 2000 as compared to fiscal 1999. The overall increase was attributable to higher sales volume in existing men's product lines and sales from the purchase of assets of Spielberg. See Note 2 to the consolidated financial statements. Although the Company achieved consistent core growth in men's accessories, the overall sales increase did not offset decreases in women's small leather goods sales resulting in a 4.2% decrease in women's core product sales as compared to prior fiscal year. The lower than expected sales were caused primarily by a decline in small leather goods reorders by our customers as a result of soft holiday retail sales and decreased women's accessories trend item sales as compared to the same period last year. Additionally, sales were impacted by the discontinuation of business of several retail customers as a result of industry consolidation, store closures and bankruptcies, as well as delays in replenishment orders from a key mass merchant customer incurred during the fourth quarter of fiscal 2000. These sales pressures were primarily concentrated on our women's accessory business including our small leather goods, belts and trend item product categories. During fiscal 2000, the Spielberg handbag sales contributed $9.2 million to the overall $11.6 million sales increase which was offset partially by decreases in women's core business sales. The remaining sales increase was attributable to sales growth from the Company's existing men's businesses.

GROSS MARGIN

Gross margins increased $2.7 million, or 4.2%, in fiscal 2000 as compared to fiscal 1999. As a percentage of sales, gross margins decreased 0.8% in fiscal 2000 compared to fiscal 1999. This overall decrease was the result of a greater sales mix of mass merchant and private label handbag sales and larger inventory markdowns as compared to the prior fiscal year. Additionally, fiscal 2000 gross margins were impacted by inventory markdowns of approximately $1,651,000, as compared to $511,000 in fiscal 1999. Of the $1,651,000 fiscal 2000 inventory markdowns, $895,000 was recognized during the fourth quarter as compared to $265,000 in the same fourth quarter period in fiscal 1999. The markdowns related primarily to women's fashion trend items. Management closely monitors fashion trend items and anticipates additional inventory markdowns if market indicators in fashion trends justify further reserves. Men's and women's gross margins increased $2.1 million, or 5.0% and $0.6 million, or 2.7%, respectively, in fiscal 2000 as compared to fiscal 1999. As a percentage of sales, men's and women's gross margins decreased 0.1% and 1.7%, respectively, in fiscal 2000 as compared to fiscal 1999. The men's gross margin decrease was attributable to a higher sales mix of mass merchant sales compared to the prior year. The women's gross margin decrease was the result of the liquidation of JONES NEW YORK(R) handbag inventory due to the early termination of the JONES NEW YORK(R) license, increased sales of private label handbags (see Note 8 to the consolidated financial statements), higher mass merchant sales and inventory markdowns as compared to the same periods in the prior year.

OPERATING EXPENSES

Selling, general and administrative expenses increased $5.6 million, or 12.8%, in fiscal 2000. As a percentage of sales, selling, general and administrative expenses increased 1.4%. The increase resulted from the timing of the wind down of the JONES NEW YORK(R) handbag product line, the launch of the ROLFS(R) handbag line, increased advertising allowances as well as increased levels of selling, general and administrative expenses in anticipation of higher sales volume.

Interest expense for the fiscal year ended 2000 increased $0.2 million, as compared to the same period for the prior year. The increase is primarily related to higher weighted-average interest rates as compared to the same period in the prior year.

Depreciation and amortization expenses were approximately $3.5 million in fiscal 2000, compared to approximately $3.1 million in fiscal 1999. The 12.2% increase was primarily attributable to capital expenditures related to the Company's management information and distribution software systems installed during fiscal 1999 and the amortization of goodwill recorded in connection with the Spielberg acquisition.

The effective tax rates for fiscal 2000 and fiscal 1999 were 37.0% and 38.0%, respectively. The effective tax rate in fiscal 2000 decreased due to a lower effective tax rate on state and local taxes.

Net income for fiscal 2000 decreased 11.0% to $8,649,000, or $1.49 per diluted share, compared to net income of $9,717,000, or $1.67 per diluted share, for fiscal 1999. On March 3, 2000, and November 9, 1999, the Company negotiated an early termination of its JONES NEW YORK(R) women's handbag and small leather goods licensing agreements, respectively. See Note 8 to the consolidated financial statements. Excluding the net benefit of the early license termination realized during the second and third quarter of fiscal 2000, net income for the twelve months decreased 21.4% to $7,642,000, or $1.32 per diluted share, from the same period in the prior year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

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

GROSS MARGIN

Gross margins increased $16.7 million, or 34.2%, in fiscal 1999 as compared to fiscal 1998. As a percentage of sales, gross margins increased 0.6% in fiscal 1999 compared to fiscal 1998. This overall increase was the result of greater sales volume in the Company's small leather goods product line which because of brand name ownership, carry a higher gross margin in comparison with the other product categories sold by the Company. Men's and women's gross margins increased $13.9 million, or 49.1%, and $2.8 million, or 13.9%, respectively, in fiscal 1999 as compared to fiscal 1998. As a percentage of sales, men's and women's gross margins decreased 0.3% and increased 0.5%, respectively, in fiscal 1999 as compared to fiscal 1998. The men's gross margin decrease was attributable to a higher mass merchant sales mix which were offset by gross margin increases in women's sales related to greater sales volume in the Company's small leather goods product line.

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

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2000, the Company's operating activities provided cash of $14.6 million compared to a use of cash of $3.8 million for fiscal 1999. The increase was attributable to timing of cash receipt collections related to increased sales, reduced inventory levels and cash receipts from the termination of the Company's JONES NEW YORK(R) handbag and small leather goods licensing agreements during fiscal 2000.

The Company used cash for investing activities of $6.9 million in fiscal 2000 compared to $2.8 million in fiscal 1999. During the first quarter of fiscal 2000, the Company purchased certain assets of Frank Spielberg Sales, LLC using cash of $3.4 million. See Note 2 to the consolidated financial statements During fiscal 2000, the Company invested a total of $3.5 million in additional property and equipment. Capital expenditures for fiscal 2000 included leasehold improvements and equipment for a new distribution facility in Dallas, Texas, for women's accessories as well as additional hardware and software applications.

See Note 2 to the consolidated financial statements for a discussion of the purchase of Frank Spielberg Sales, LLC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
================================================================================
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

The Company's primary sources of liquidity for its various expenditures have been cash flows from operations and borrowings under bank credit arrangements. The Company has two unsecured bank credit lines aggregating $90 million which can be used for general corporate purposes including working capital requirements, acquisition activities and funding of letters of credit. See Note 5 to the consolidated financial statements. The Company also has a Canadian line of credit for approximately $525,000 secured by a letter of credit from a U.S. bank. As of June 30, 2000, the Company had credit availability under its credit facilities of approximately $40.8 million.

The Company examines the carrying value of its excess of cost over net assets acquired (goodwill) and other intangible assets as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment were present in intangible assets used in operations and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of material intangible assets recorded in the consolidated financial statements.

The Company has never paid a cash dividend on its common stock. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The Company's existing credit agreements currently contain covenants related to the maintenance of certain financial ratios, which could impose certain limitations on the payment of dividends.

See Note 4 to the consolidated financial statements for a discussion of the Company's stock repurchase program.

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

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward- looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by, or on behalf of, the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                             SELECTED FINANCIAL DATA
================================================================================
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                                        YEAR ENDED JUNE 30,

                                                                         2000       1999       1998       1997       1996
                                                                       --------   --------   --------   --------   --------

INCOME STATEMENT DATA:
Net sales ..........................................................   $189,951   $178,373   $135,041   $102,507   $ 86,694
Gross profit .......................................................     68,408     65,668     48,921     38,258     32,720
Intangible asset impairment write-off (1) ..........................         --         --         --         --      3,976
Operating income ...................................................     15,257     18,538     13,002      8,385      1,362
Interest expense ...................................................      3,236      3,011      1,517      1,242      1,267
Net income (2) .....................................................      8,649      9,717      7,237      4,564        101
Net income per share:
  Earnings per share ...............................................   $   1.50   $   1.70   $   1.30   $   0.84   $   0.02
  Earnings per share-assuming dilution .............................   $   1.49   $   1.67   $   1.27   $   0.83   $   0.02

                                                                                             JUNE 30,

                                                                         2000       1999       1998       1997       1996
                                                                       --------   --------   --------   --------   --------

BALANCE SHEET DATA:
Working capital ....................................................   $ 78,926   $ 80,847   $ 56,334   $ 43,354   $ 34,082
Total assets .......................................................    121,684    120,138    108,020     65,364     58,411
Long-term debt .....................................................     41,075     47,425     35,000     15,850     12,400
Stockholders' equity ...............................................     69,874     62,192     50,841     42,129     36,847

(1) Related to a write-off of intangible assets arising from the acquisition of Prince Gardner in fiscal 1994.

(2) Net income includes the net pre-tax benefit arising from the early terminations of license agreements of $1,600,000 in fiscal 2000.

                           PRICE RANGE OF COMMON STOCK
         Quoted by quarter for the two fiscal years ended June 30, 2000

FISCAL 2000              HIGH            LOW

September............   $17.50          $12.13
December.............   $14.75          $12.63
March................   $14.75          $ 8.50
June.................   $ 9.44          $ 6.00

FISCAL 1999              HIGH            LOW

September............   $20.38          $12.00
December.............   $18.44          $11.00
March................   $17.75          $14.75
June.................   $17.75          $13.25

As of August 7, 2000, there were approximately 1,148 stockholders of record.

                              CORPORATE INFORMATION
================================================================================

                                    [PHOTO]

TOP FROM LEFT: Mr. Stallings, Mr. Jenkins, Ms. Nicholas,
BOTTOM FROM LEFT: Mr. Hemminghaus, Dr. Gaertner, Mr. Girouard, Mr. Rundell

DIRECTORS

Dr. James F. Gaertner
Chairman of the Board
Dean of the College of Business
The University of Texas at San Antonio

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell
Private Investor

Gene Stallings
Collegiate and Professional Football Coach,
Author and Private Investor

Marvin J. Girouard
President and Chief Executive Officer
Pier 1 Imports, Inc.

Colombe M. Nicholas
Private Investor

Roger R. Hemminghaus
Chairman Emeritus
Ultramar Diamond Shamrock

OFFICERS

J. S. B. Jenkins
President and Chief Executive Officer

Jerry W. Wood
Executive Vice President

Stanley T. Ninemire
Senior Vice President and
Chief Financial Officer

W. Mike Baggett
Secretary

CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
(817) 548-0090
www.tandybrands.com

Annual Meeting
9:00 a.m., October 17, 2000
Accessory Design Group
Distribution Center
3631 West Davis
Suite A
Dallas, TX 75211

Common Stock Transfer Agent
and Registrar
Fleet National Bank
Stock Inquiries: (781) 575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is traded on the NASDAQ National Market System under the trading symbol TBAC.

The Company's Form 10-K Report for the year ended June 30, 2000, as filed with the Securities and Exchange Commission, is available without charge upon request to Stanley T. Ninemire at the address of the Corporate Offices.

                                    [GRAPHIC]

                               [TANDY BRANDS LOGO]

                            690 East Lamar Boulevard
                                    Suite 200
                             Arlington, Texas 76011
                                  817-548-0090
                               www.tandybrands.com