Form 10-K405, Exhibit 13
period 2001-06-30
TANDY BRANDS ACCESSORIES INC
filed 2001-09-25
CIK 869487

[TANDY BRANDS ACCESSORIES, INC. LOGO]


                               ANNUAL REPORT 2001

On the cover:

Early response to our new line of DOCKERS(R) women's handbags, belts and personal leather goods has been very enthusiastic. By combining the power of this amazing brand with innovative designs and superior materials, we have succeeded in placing this merchandise line in major retail operations across the country.

                             LETTER TO SHAREHOLDERS


DEAR SHAREHOLDERS:

Fiscal 2001 was a challenging year for the company in many respects. The soft economy pressured sales at the consumer level, resulting in difficult retail conditions for all retailers. The uncertain economic environment particularly affected our department store and chain retail customers, resulting in lower than anticipated replenishment orders, causing pressure on our gross margins and increasing customer allowances. In addition, the tough retail economy accelerated the continuing consolidation of retailers, forcing some retailers to sell their businesses and others to declare bankruptcy. This consolidation clearly impacted Tandy Brands Accessories during fiscal 2001.

But, as we begin the new fiscal year, we are seeing positive responses to several new programs that were initiated this past year. Among these is the introduction of our new women's line of DOCKERS(R) hand-bags, personal leather goods, and belts. This exclusive licensing agreement with Levi Strauss & Co. gives us a powerful national brand, and, based on early retail results, we are anticipating annualized sales for this label in the $10 to $13 million range for fiscal 2002.

We are also enthusiastic about our growing presence inside the drug and grocery retail markets. Although it is still a relatively small volume base at this point, we are anticipating a fifty percent sales increase in the coming year.

There is a lot of excitement currently in the women's belt business. After several seasons of slow sales, the women's and juniors' belt category has exploded with accelerating consumer interest. We are at the front end of a new surge in this important category.

In January of 2001 we finalized the acquisition of Stagg Industries, Inc. With annual sales of approximately $9.5 million, Stagg gives us a nice addition to our men's and boys' product distribution. Stagg's particular expertise in the boys' classification provides a strong platform for significant expansion in this important category. We are happy to report that Stagg's operations have been smoothly integrated into our Yoakum, Texas, distribution center, and that this acquisition was immediately accretive to our earnings.

The acquisition of Stagg included a licensing agreement with the WOOLRICH(R) brand to market men's and women's accessories to the growing outdoor/sporting goods retail arena. This is yet another avenue of retail distribution for us, and we are particularly excited about our new line of WOOLRICH(R) handbags to debut in January of 2002.

Our ROLFS(R) line of men's and women's accessories continued to do well in better department stores across the United States. Belts, wallets, and handbags in innovative designs and high quality leather are doing well for many of our largest customers.

The company's line of all Italian men's belts has had a great deal of success and 2002 will see an even larger distribution of this handsome merchandise to upper-end stores throughout the country.

The outstanding effort of many Tandy Brands Accessories' associates in 2001 culminated in two prestigious awards. Target awarded our women's division with a Vendor Award of Excellence for two separate accessory categories, and our men's division received a Supplier of the Year award from Wal-Mart for outstanding performance. These awards reflect our commitment to providing the best product at the best price on a timely basis to each of our customers.

We believe that we have weathered the worst of the retail economic storm and that we are all well positioned to enjoy improved performance for fiscal 2002. We remain aggressive in our pursuit of new products and new brands, and we are persistent in our work to "raise the bar" for our associates, customers and shareholders. And, we are especially grateful for your support.


[PICTURE OF JAMES F. GAERTNER & J.S.B. JENKINS]

/s/ JAMES F. GAERTNER
James F. Gaertner (left)
Chairman of the Board

/s/ J.S.B. JENKINS

J.S.B. Jenkins (right)
President and Chief Executive Officer

Harmony of design, color, texture and
function can be found throughout our
women's line of ROLFS(R) personal leather goods. Highlighted by extra details and consumer-friendly features, this beautiful collection continues
ROLFS(R) reputation for
exceptional value
and style.

                                        Cool notes make for an upbeat collection
                                       of ROLFS(R) men's personal leather goods.
                                           This year's offering matches handsome
                                           detail with new textured leathers and
                                                 creative design. Long known for
                                             durability, the ROLFS(R) men's line
                                                continues to evolve as a leading
                                             brand of men's fashion accessories.
                                                     Recent expansions include a
                                                           growing line of men's
                                                                 belts under the
                                                                 ROLFS(R) brand.

                                               Pop goes the fashion. The women's
                                              and juniors' belt business is hot!
                                                  Driven by pop culture divas in
                                                  the entertainment business and
                                               other fashion trend-setters, this
                                                 category is selling well at all
                                                  levels of retail distribution.
                                                  Tandy Brands Accessories, Inc.
                                                 acts fast to spot and interpret
                                                          these concepts for our
                                                        customers and consumers.

                                       Drum beats sound out an exciting grouping
                                     of color-matched women's accessories. Hats,
                                           scarves, bags and other complementary
                                    accessory items coordinate to provide strong
                                      visual statements for retail presentation.
                                       Our merchandising and design teams travel
                                       the globe to discover and source the best
                                                          in affordable fashion.

Tune into our new line of
boys' accessories. Topping
the chart this year is a strong
statement in camouflage for
boys' and girls' fashion.
Military buckles, nylon
pocket items, reversible
belts and metal grommets
add up to a cool response to
this fast-moving trend. Join
the ranks of an emerging
fashion classification.

                        CONSOLIDATED STATEMENTS OF INCOME

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                                           YEAR ENDED JUNE 30,
                                                                                   2001           2000           1999
                                                                                ---------      ---------      ---------
Net sales .................................................................     $ 198,964      $ 189,951      $ 178,373
Cost of goods sold ........................................................       130,032        121,543        112,705
                                                                                ---------      ---------      ---------

  Gross margin ............................................................        68,932         68,408         65,668

Selling, general and administrative expenses ..............................        52,923         49,295         43,995
Depreciation and amortization .............................................         5,224          3,856          3,135
                                                                                ---------      ---------      ---------
  Total operating expenses ................................................        58,147         53,151         47,130
                                                                                ---------      ---------      ---------

Operating income ..........................................................        10,785         15,257         18,538

Interest expense ..........................................................        (3,584)        (3,236)        (3,011)
Royalty and other income and early terminations of license agreements .....            63          1,717            135

Income before provision for income taxes ..................................         7,264         13,738         15,662
Provision for income taxes ................................................         2,824          5,089          5,945
                                                                                ---------      ---------      ---------

  Net income ..............................................................     $   4,440      $   8,649      $   9,717
                                                                                =========      =========      =========

Earnings per common share .................................................     $     .79      $    1.50      $    1.70
                                                                                =========      =========      =========

Earnings per common share-assuming dilution ...............................     $     .79      $    1.49      $    1.67
                                                                                =========      =========      =========

Common shares outstanding .................................................         5,605          5,760          5,725
                                                                                =========      =========      =========

Common shares outstanding-assuming dilution ...............................         5,609          5,811          5,814
                                                                                =========      =========      =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                                                    JUNE 30,
                                                                                            2001                  2000
                                                                                          ---------             ---------
ASSETS
Current assets:
  Cash and cash equivalents .........................................................     $      79             $     661
  Accounts receivable, net of allowances of $1,671 and $1,101 .......................        34,459                31,105
  Inventories .......................................................................        62,335                55,340
  Other current assets ..............................................................         3,829                 3,530
                                                                                          ---------             ---------
    Total current assets ............................................................       100,702                90,636
                                                                                          ---------             ---------

Property, plant and equipment, at cost:
  Buildings .........................................................................         7,227                 6,708
  Leasehold improvements ............................................................         1,444                 1,339
  Machinery and equipment ...........................................................        17,780                14,270
                                                                                          ---------             ---------
                                                                                             26,451                22,317
  Accumulated depreciation ..........................................................       (11,963)               (9,305)
                                                                                          ---------             ---------
    Net property, plant and equipment ...............................................        14,488                13,012
                                                                                          ---------             ---------
Other assets:
  Goodwill, net of accumulated amortization of $6,121 and $5,208 ....................        13,215                11,410
  Other intangibles, net of accumulated amortization of $2,854 and $2,324 ...........         5,877                 6,035
  Other non-current assets ..........................................................         2,702                 1,500
                                                                                          ---------             ---------
    Total other non-urrent assets ...................................................        21,794                18,945
                                                                                          ---------             ---------
                                                                                          $ 136,984             $ 122,593
                                                                                          =========             =========

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Accounts payable ..................................................................     $   9,408             $   6,547
  Accrued payroll and bonuses .......................................................         1,812                 1,824
  Accrued expenses ..................................................................         3,099                 2,180
                                                                                          ---------             ---------
    Total current liabilities .......................................................        14,319                10,551
                                                                                          ---------             ---------

Other liabilities:
  Notes payable .....................................................................        47,400                41,075
  Other non-current liabilities .....................................................         1,130                 1,093
                                                                                          ---------             ---------
    Total other liabilities .........................................................        48,530                42,168
                                                                                          ---------             ---------

Commitments (Note 7)

Stockholders' equity:
  Preferred stock, $1 par value; 1,000,000 shares authorized; none issued ...........            --                    --
  Common stock, $1 par value; 10,000,000 shares authorized;
    5,882,926 shares and 5,808,968 shares issued and outstanding
    as of June 30, 2001 and 2000, respectively ......................................         5,883                 5,809
  Additional paid in capital ........................................................        22,572                22,426
  Retained earnings .................................................................        48,000                43,560
  Cumulative other comprehensive income .............................................          (670)                 (479)
  Treasury stock, at cost ...........................................................        (1,650)               (1,442)
                                                                                          ---------             ---------
    Total stockholders' equity ......................................................        74,135                69,874
                                                                                          ---------             ---------
                                                                                          $ 136,984             $ 122,593
                                                                                          =========             =========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                                 (In thousands)

                                                                                          YEAR ENDED JUNE 30,
                                                                                  2001           2000           1999
                                                                                ---------      ---------      ---------
Cash flows from operating activities:
  Net income ..............................................................     $   4,440      $   8,649      $   9,717
  Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
      Depreciation ........................................................         3,842          2,259          2,001
      Amortization ........................................................         1,443          1,379          1,287
      Deferred taxes ......................................................          (360)          (779)           677
      Other ...............................................................          (385)           (63)          (139)
  Change in assets and liabilities, net of effects from acquisition:
      Accounts receivable .................................................        (2,291)         2,970         (9,002)
      Accounts receivable purchased from AR Accessories Group, Inc. .......            --             --          3,053
      Inventories .........................................................        (3,737)           919        (12,693)
      Inventory purchased from AR Accessories Group, Inc ..................            --             --          5,137
      Other assets ........................................................        (1,734)        (1,607)           212
      Accounts payable ....................................................         1,962            712           (954)
      Accrued expenses ....................................................          (156)           191         (3,104)
                                                                                ---------      ---------      ---------
  Net cash provided by (used for) operating activities ....................         3,024         14,630         (3,808)
                                                                                ---------      ---------      ---------

Cash flows from investing activities:
  Purchases of property and equipment .....................................        (3,484)        (3,563)        (2,791)
  Acquisition of Stagg Industries, Inc. ...................................        (2,794)            --             --
  Purchase of assets of Torel, Inc. .......................................          (558)            --             --
  Purchase of assets of Frank Spielberg Sales, LLC ........................            --         (3,367)            --
                                                                                ---------      ---------      ---------
  Net cash used for investing activities ..................................        (6,836)        (6,930)        (2,791)
                                                                                ---------      ---------      ---------

Cash flows from financing activities:
  Sale of stock to stock purchase program .................................         1,222          1,441          1,392
  Exercise of employee stock options ......................................           128            190            279
  Purchase of treasury stock ..............................................        (1,641)        (2,500)            --
  Proceeds from borrowings ................................................       128,971         94,670         73,727
  Payments under borrowings ...............................................      (125,450)      (101,020)       (68,902)
                                                                                ---------      ---------      ---------
  Net cash provided by (used for) financing activities ....................         3,230         (7,219)         6,496
                                                                                ---------      ---------      ---------

Net increase (decrease) in cash and cash equivalents ......................          (582)           481           (103)
Cash and cash equivalents at beginning of period ..........................           661            180            283
                                                                                ---------      ---------      ---------

  Cash and cash equivalents at end of period ..............................     $      79      $     661      $     180
                                                                                =========      =========      =========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest ..............................................................     $   3,828      $   3,425      $   2,810
    Income taxes ..........................................................         3,304          5,824          4,699

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)


                                                                  COMMON STOCK          ADDITIONAL
                                                            -----------------------      PAID IN        RETAINED
                                                              SHARES       AMOUNT        CAPITAL        EARNINGS
                                                            ---------     ---------     ----------     ---------
Balance at June 30, 1998 ..............................     5,616,724     $   5,617     $  20,374      $  25,194

Comprehensive income:
  Net income ..........................................            --            --            --          9,717
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................            --            --            --             --

Comprehensive income ..................................

Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............        87,335            87         1,305             --
Sale of unissued common stock to employees
  for exercise of stock options .......................        57,893            58           221             --
                                                            ---------     ---------     ---------      ---------

Balance at June 30, 1999 ..............................     5,761,952         5,762        21,900         34,911

Comprehensive income:
  Net income ..........................................            --            --            --          8,649
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................            --            --            --             --

Comprehensive income ..................................

Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............        34,620            35           348             --
Sale of unissued common stock to employees
  for exercise of stock options .......................        12,396            12           178             --
Purchase of treasury stock ............................            --            --            --             --
                                                            ---------     ---------     ---------      ---------

Balance at June 30, 2000 ..............................     5,808,968         5,809        22,426         43,560

Comprehensive income:
  Net income ..........................................            --            --            --          4,440
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................            --            --            --             --
    Cumulative effect of change in accounting
      principle-fair value of interest rate swap ......            --            --            --             --
    Fair value of interest rate swap ..................            --            --            --             --

Comprehensive income ..................................

Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............            --            --          (211)            --
Sale of unissued common stock to employees
  for exercise of stock options .......................        19,791            20           108             --
Issuance of stock pursuant to the purchase of
  assets of Torel, Inc. ...............................        54,167            54           249             --
Purchase of treasury stock ............................            --            --            --             --
                                                            ---------     ---------     ---------      ---------

Balance at June 30, 2001 ..............................     5,882,926     $   5,833     $  22,572      $  48,000
                                                            =========     =========     =========      =========


                                                            CUMULATIVE
                                                               OTHER              TREASURY STOCK             TOTAL
                                                            COMPREHENSIVE     -----------------------     STOCKHOLDERS
                                                               INCOME          SHARES         AMOUNT         EQUITY
                                                            -------------     --------      ---------     ------------
Balance at June 30, 1998 ..............................       $    (344)            --      $      --      $  50,841

Comprehensive income:
  Net income ..........................................              --             --             --          9,717
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................             (37)            --             --            (37)
                                                                                                           ---------
Comprehensive income ..................................                                                        9,680
                                                                                                           ---------
Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............              --             --             --          1,392
Sale of unissued common stock to employees
  for exercise of stock options .......................              --             --             --            279
                                                              ---------       --------      ---------      ---------

Balance at June 30, 1999 ..............................            (381)            --             --         62,192

Comprehensive income:
  Net income ..........................................              --             --             --          8,649
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................             (98)            --             --            (98)
                                                                                                           ---------
Comprehensive income ..................................                                                        8,551
                                                                                                           ---------
Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............              --         91,058          1,058          1,441
Sale of unissued common stock to employees
  for exercise of stock options .......................              --             --             --            190
Purchase of treasury stock ............................              --       (247,150)        (2,500)        (2,500)
                                                              ---------       --------      ---------      ---------

Balance at June 30, 2000 ..............................            (479)      (156,092)        (1,442)        69,874

Comprehensive income:
  Net income ..........................................              --             --             --          4,440
  Other comprehensive income, net of tax:
    Currency translation adjustments ..................            (182)            --             --           (182)
    Cumulative effect of change in accounting
      principle-fair value of interest rate swap ......             308             --             --            308
    Fair value of interest rate swap ..................            (317)            --             --           (317)
                                                                                                           ---------
Comprehensive income ..................................                                                        4,249
                                                                                                           ---------
Sale of stock to the Tandy Brands
  Accessories, Inc. Stock Purchase Program ............              --        176,888          1,433          1,222
Sale of unissued common stock to employees
  for exercise of stock options .......................              --             --             --            128
Issuance of stock pursuant to the purchase of
  assets of Torel, Inc. ...............................              --             --             --            303
Purchase of treasury stock ............................              --       (232,807)        (1,641)        (1,641)
                                                              ---------       --------      ---------      ---------

Balance at June 30, 2001 ..............................       $    (670)      (212,011)     $  (1,650)     $  74,135
                                                              =========       ========      =========      =========


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

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2001 presentation.

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

Inventories consist of the following:

                                            JUNE 30,
                                      2001            2000
                                   -----------     -----------
Raw materials ................     $ 4,325,000     $ 3,760,000
Work-in-process ..............         752,000         999,000
Finished goods ...............      57,258,000      50,581,000
                                   -----------     -----------
                                   $62,335,000     $55,340,000
                                   ===========     ===========

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

GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to forty years. The weighted-average number of years over which goodwill and other intangibles are amortized is 19 years. Goodwill and other intangibles are reviewed for impairment based on estimated future undiscounted cash flows.

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

MAJOR CUSTOMERS

Consolidated net sales to Wal-Mart accounted for approximately 38%, 38% and 39% of the Company's sales in fiscal 2001, 2000 and 1999, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 10%, 6% and 6% of the Company's sales in fiscal 2001, 2000 and 1999, respectively. Women's accessories sales include revenues from Target. (See Note 14.) No other customers accounted for 10% or more of total revenues.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133, as amended, on July 1, 2000, resulted in the cumulative effect of an accounting change, net of tax, of approximately $308,000 in other comprehensive income. The Company's risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. The Company does not enter into any derivative investments for the purpose of speculative investment. The Company's overall risk management philosophy is reevaluated as business conditions arise.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of approximately $625,000 ($0.11 per share) per year. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of July 1, 2002, and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In April 2001, the Emerging Issues Task Force ("EITF") issued a consensus EITF No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." EITF No. 00-25 requires that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. The EITF is effective for fiscal quarters beginning after December 15, 2001. Effects of the adoption are not expected to materially impact the Company's consolidated financial position or statements of income, stockholders' equity and cash flows.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 2 - ACQUISITIONS

On May 12, 1998, the Company purchased certain assets of AR Accessories Group, Inc. ("AR") through an auction held in the Bankruptcy Court for the Eastern District of Wisconsin. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, the distribution center located in West Bend, Wisconsin, and related tradenames including AMITY(R) and ROLFS(R). The cash purchase price of approximately $18,976,000 was provided by drawing on existing bank lines. The related tradenames acquired through the auction of approximately $5,866,000 are being amortized over 20 years. The purchase of such assets did not constitute a "business" for purposes of Rule 3-05 and Rule 11-01(d) of Regulation S-X of the Securities and Exchange Commission. As a result, disclosure of pro forma information giving effect to the purchase of certain assets of AR is not presented.

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

On January 18, 2001, the Company acquired all of the outstanding common stock of Stagg Industries, Inc. ("Stagg") for approximately $2,750,000 in cash plus contingent consideration of up to $250,000. The cash purchase price was provided by drawing on existing bank lines. Stagg is a distributor and marketer of men's and children's belts, neckwear, small leather goods and other accessories to various department stores and specialty retailers. In conjunction with the purchase, the Company assumed certain liabilities of which $2,804,000 in bank indebtedness was immediately retired. The purchase method of accounting was used for this acquisition and the resultant goodwill of approximately $2,770,000 and other intangibles related to consideration given for non-compete agreements of approximately $250,000 are being amortized over 20 and 3 years, respectively. The pro forma effects of this acquisition are not material.

On April 17, 2001, the Company acquired certain assets of Torel, Inc. ("Torel") for an aggregate purchase price of $861,000 including acquisition-related costs. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 76,000 square foot building located in Yoakum, Texas. The purchase price was comprised of $558,000 in cash and 54,167 shares of Company issued common stock valued at $303,000. Torel is a manufacturer and distributor of men's belts and sporting goods accessories. The purchase method of accounting was used for this acquisition and the resultant intangibles related to consideration given for non-compete agreements of approximately $100,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 3 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                  YEAR ENDED JUNE 30,
                                                                              2001       2000       1999
                                                                            ------     ------     ------
Numerator for basic and diluted earnings per share:
  Net income ..........................................................     $4,440     $8,649     $9,717
                                                                            ======     ======     ======

Denominator:
  Weighted-average shares outstanding .................................      5,592      5,745      5,708
  Contingently issuable shares ........................................         13         15         17
                                                                            ------     ------     ------
    Denominator for basic earnings per share-weighted-average shares ..      5,605      5,760      5,725

Effect of dilutive securities:
  Employee stock options ..............................................          3         42         75
  Director stock options ..............................................          1          9         14
                                                                            ------     ------     ------
    Dilutive potential common shares ..................................          4         51         89

Denominator for earnings per share assuming dilution-adjusted
  weighted-average shares .............................................      5,609      5,811      5,814
                                                                            ======     ======     ======

Earnings per share ....................................................     $  .79     $ 1.50     $ 1.70
                                                                            ======     ======     ======

Earnings per share-assuming dilution ..................................     $  .79     $ 1.49     $ 1.67
                                                                            ======     ======     ======

Options to purchase approximately 756,000 shares of common stock at prices ranging from $6.38-$19.75 per share were outstanding during fiscal year 2001 but were not included in the computation of earnings per share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 4 - STOCK REPURCHASE PROGRAM

On October 17, 2000, the Company's Board of Directors approved a plan to repurchase, from time to time in the open market or through negotiated transactions, shares of the Company's common stock at an aggregate purchase price of up to $2,000,000 (the "repurchase program"). This program is an extension of the $4,000,000 stock repurchase plan the Company initiated on October 20, 1999, and extended on April 26, 2000. Any open market purchases will be at prevailing market prices. The timing of any repurchases will depend on market conditions, market price, and managements assessment of the Company's liquidity and cash flow needs. Any repurchased shares will be added to the Company's treasury shares and may be used for the Company's stock plans and other corporate purposes. The funds required for the repurchases will be provided from the Company's current cash balances, operating cash flow, or the Company's credit facility. During fiscal 2001 and 2000, the Company repurchased 232,807 and 247,150 shares of treasury stock under the repurchase program at a cost of approximately $1,641,000 and $2,500,000, respectively. During fiscal 2001 and 2000, 176,888 and 91,058 shares of treasury stock were reissued to the Company's employee stock purchase program, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 5 - CREDIT ARRANGEMENTS

On June 27, 2001, the Company entered into a committed secured revolving credit facility ("credit facility") which expires on June 27, 2004, with certain financial institutions for $80,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at various rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The credit facility is secured by essentially all of the assets of the Company and its subsidiaries and requires the maintenance of certain financial covenants which if not met, could adversely impact the liquidity of the Company. The Company's existing credit agreement currently contains covenants that restrict the payment of dividends. The credit agreement also includes a commitment fee based on certain financial performance objectives ranging from 25 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. At June 30, 2001, the Company had borrowings under the credit facility of $44,000,000, bearing interest at 5.75%. At June 30, 2001, the Company had borrowings under the swing line of $3,400,000, bearing interest at 6.75%. At June 30, 2001, the Company had no letters of credit or bankers acceptances under the credit facility. However, at June 30, 2001, the Company had a $5,000,000 standby letter of credit outstanding as security for letters of credit of $4,942,000 issued by another bank which were used in conjunction with merchandise procurement.

Prior to June 27, 2001, the Company had an unsecured line of credit with another bank for $50,000,000. The line was used for borrowings or letters of credit that bore interest at negotiated rates. Of this amount, $25,000,000 was an uncommitted facility, which has no expiration date and was due on demand. The $25,000,000 committed facility was comprised of a $15,000,000 term note and a $10,000,000 committed revolving credit facility. At June 30, 2000, the Company had borrowings under the committed facility of $25,000,000, bearing variable rates of interest approximating 7.81%. At June 30, 2000, the Company had borrowings under the uncommitted facility of $8,725,000, bearing variable rates of interest approximating 7.81%. At June 30, 2000, the Company had letters of credit under the uncommitted facility of $8,613,000, which were used in conjunction with merchandise procurement. On June 27, 2001, the outstanding balance of the $50,000,000 unsecured line of credit with another bank was paid and terminated.

Prior to June 27, 2001,the Company had an unsecured line of credit with another bank for $40,000,000. Of this amount, $15,000,000 was an uncommitted facility that bore interest at various rates with short-term durations. The remaining $25,000,000 was a committed facility that bore interest at negotiated rates. Each facility was used for borrowings or letters of credit. At June 30, 2000, the Company had total borrowings under such facilities of $7,350,000, bearing interest at 8.26%. On June 27, 2001, the outstanding balance of the $40,000,000 unsecured line of credit with another bank was paid and terminated.

The Company also has a Canadian line of credit for approximately $660,000 secured by a letter of credit from a U.S. bank. At June 30, 2001 and 2000, there were no borrowings under this line of credit.

The Company is subject to interest rate risk on its long-term debt. The Company manages its exposure to changes in interest rates by the use of variable and fixed interest rate debt. In addition, the Company has hedged its exposure to changes in interest rates on a portion of its variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. During fiscal 1999, the Company entered into a five-year interest rate swap agreement, which expires on November 17, 2003, converting $15,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 2001, the receive and pay rates related to the interest rate swap were 5.10% and 6.52%, respectively. Interest differentials to be paid or received because of the swap agreement are reflected as an adjustment to interest expense over the related debt period. The interest rate swap agreement represents a valid cash flow hedge investment under Statement No. 133. As such, during fiscal 2001, changes in the fair value of the interest rate swap were recognized to other comprehensive income with the fair value at June 30, 2001, approximating ($15,000). The potential impact of market conditions on the fair value of the Company's indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value. On July 1, 2001, the Company entered into a new interest rate swap agreement. (See Note 13.)

At June 30, 2001, the Company had borrowings under its credit lines of $47,400,000 bearing a weighted-average interest rate of 5.82%.

At June 30, 2001, the Company had credit availability under its credit facility of approximately $26.9 million.

Under the above credit facilities, future payments required for debt maturities will be $47,400,000 in fiscal year 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of June 30, 2001 and 2000, are as follows:

                                                 2001             2000
                                             -----------      -----------
Deferred tax assets:
  Accounts receivable valuation ........     $   406,000      $   335,000
  Inventory valuation ..................       1,785,000        1,486,000
  Other, net ...........................         654,000          580,000
                                             -----------      -----------
    Total deferred tax assets ..........       2,845,000        2,401,000
                                             -----------      -----------

Deferred tax liabilities:
  Goodwill and other intangibles .......        (846,000)        (884,000)
  Depreciation .........................        (147,000)         (25,000)
                                             -----------      -----------
    Total deferred tax liabilities .....        (993,000)        (909,000)
                                             -----------      -----------

Net deferred tax asset .................     $ 1,852,000      $ 1,492,000
                                             ===========      ===========

Significant components of the provision for income taxes are as follows:

                                            2001             2000             1999
                                        -----------      -----------      -----------
Current:
  Federal .........................     $ 2,918,000      $ 5,483,000      $ 4,676,000
  Foreign .........................          12,000           64,000           79,000
  State and local .................         254,000          321,000          513,000
                                        -----------      -----------      -----------
                                          3,184,000        5,868,000        5,268,000
                                        -----------      -----------      -----------

Deferred:
  Federal .........................        (333,000)        (740,000)         662,000
  State and local .................         (27,000)         (39,000)          15,000
                                        -----------      -----------      -----------
                                           (360,000)        (779,000)         677,000
                                        -----------      -----------      -----------

    Income tax provision ..........     $ 2,824,000      $ 5,089,000      $ 5,945,000
                                        ===========      ===========      ===========

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                                   2001        2000        1999
                                                                   ----        ----        ----
Statutory rate .............................................       34.0%       34.0%       34.0%
State and local taxes, net of federal income tax benefit ...        2.1%        1.4%        2.1%
Other, net .................................................        2.8%        1.6%        1.9%
                                                                   ----        ----        ----
                                                                   38.9%       37.0%       38.0%
                                                                   ====        ====        ====

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 7 - COMMITMENTS

The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2009 with varying renewal and escalation clauses. Rental expense for fiscal 2001, 2000 and 1999 totaled $2,199,000, $1,814,000 and $1,648,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense related thereto for fiscal 2001, 2000 and 1999 totaled $984,000, $1,354,000 and $1,534,000, respectively.

Future minimum rental and royalty commitments as of June 30, 2001, are as follows:

FISCAL YEAR                                 AMOUNT
-----------                              -----------
2002..........................           $ 2,852,000
2003..........................             2,693,000
2004..........................             1,919,000
2005..........................               978,000
2006..........................             1,026,000
Thereafter....................             2,531,000
                                         -----------
                                         $11,999,000
                                         ===========

NOTE 8 - TERMINATIONS OF LICENSE AGREEMENTS

On November 9, 1999, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company will continue to design and market men's belts and personal leather goods as well as women's small leather goods under various JONES NEW YORK(R) brands but will no longer design and market women's handbags under any JONES NEW YORK(R) brands. As compensation for the early termination of women's handbag license rights, Jones Apparel Group paid the Company $1,500,000 in cash, of which a portion was used to wind down functions related to the license arrangements. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $1,000,000 from the amendment of this licensing agreement.

On March 3, 2000, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company will continue to design and market men's small leather goods and belts under various JONES NEW YORK(R) brands but will no longer design and market women's small leather goods under any JONES NEW YORK(R) brands. As compensation for the early termination of the small leather goods license rights, Jones Apparel Group paid the Company $800,000 in cash. Additionally, Jones Apparel Group reimbursed the Company for its on-hand small leather goods inventory of approximately $950,000. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $600,000 from the termination of this licensing agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 9 - EMPLOYEE STOCK OPTIONS

The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. At June 30, 2001 and 2000, the number of shares available for grant were 325,264 and 448,054, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1998:

                                          NUMBER       WEIGHTED-AVERAGE
                                        OF SHARES       EXERCISE PRICE
                                        ---------      ----------------
Outstanding at June 30, 1998 ......      435,879            $11.08

Options granted ...................      122,500            $17.25
Options exercised .................      (50,150)           $ 4.38
Options canceled or expired .......      (12,875)           $13.80
                                         -------
Outstanding at June 30, 1999 ......      495,354            $13.22

Options granted ...................      149,500            $15.45
Options exercised .................       (8,200)           $ 7.97
Options canceled or expired .......      (34,700)           $16.07
                                         -------
Outstanding at June 30, 2000 ......      601,954            $13.96

Options granted ...................      169,500            $ 8.38
Options exercised .................      (15,526)           $ 2.74
Options canceled or expired .......           --            $   --
                                         -------
Outstanding at June 30, 2001 ......      755,928            $12.94
                                         =======

Exercisable at June 30, 2001 ......      453,750            $13.52
                                         =======

The following table as of June 30, 2001, segregates outstanding options into groups based on price ranges of less than and more than $10 per share:

                                                       $6.38-$9.25    $10.33-$19.75
                                                       -----------    -------------
All outstanding options:
  Number of shares ...............................         286,900         469,028
  Weighted-average exercise price ................     $      8.17     $     15.86
  Weighted-average remaining contractual life ....       8.1 years       6.3 years

Exercisable options:
  Number of shares ...............................         114,720         339,030
  Weighted-average exercise price ................     $      7.84     $     15.45

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2001, 2000 and 1999: dividend yield of 0.0%; expected volatility of 0.356%, 0.375% and 0.55% for fiscal 2001, 2000 and 1999, respectively; a risk-free interest rate of 6.69%, 7.25% and 6.42% for fiscal 2001, 2000 and 1999, respectively; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2001, 2000 and 1999, the weighted-average grant date fair value of such options was $4.36, $8.80 and $10.87, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 9 - EMPLOYEE STOCK OPTIONS (continued)

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. The Company's pro forma information follows:

                                                     2001          2000          1999
                                                  ---------     ---------     ---------
Net income:
  As reported ...............................     $   4,440     $   8,649     $   9,717
  Pro forma .................................     $   3,715     $   7,939     $   9,137

Earnings per share:
  As reported ...............................     $    0.79     $    1.50     $    1.70
  Pro forma .................................     $    0.66     $    1.38     $    1.60

Earnings per share-assuming dilution:
  As reported ...............................     $    0.79     $    1.49     $    1.67
  Pro forma .................................     $    0.66     $    1.37     $    1.57

NOTE 10 - NON-EMPLOYEE DIRECTOR STOCK PLANS

In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 2001, 2000 and 1999, there were 5,084, 6,258 and 6,673 shares issued to directors, respectively. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2001, 2000 and 1999 were $30,080, $25,447 and $65,021, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 95,258 options were outstanding as of June 30, 2001. The options range in price from $6.50 to $19.00 and are generally exercisable at a rate of 33% per year beginning one year after the grant date. During fiscal 2001, 2000 and 1999, options totaling 4,112, 4,125 and 23,227 were exercised, respectively.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan (the "401(k) Plan") is open to substantially all full-time employees who have completed one year of service. Under the 401(k) Plan, an eligible employee may contribute up to 10% of their annual compensation to the 401(k) Plan on a pre-tax basis. The Company, at its discretion, matches 100% of employee contributions up to 5% of their compensation. The 401(k) Plan allows participant investment direction of both employee and matching employer contributions from a variety of investment alternatives, one of which is the Company's common stock. All contributions made to the Plan prior to July 1, 2000, are fully vested and are held in a fund invested primarily in Company common stock.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 11 - EMPLOYEE BENEFIT PLANS (continued)

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the Tandy Brands Accessories, Inc. Employees Investment Plan. Under the Program, participant's may contribute 5% or l0% of their earnings, with the Company matching 25% or 50% of each participant's contribution depending on their length of employment.
The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Total Company contributions to these plans were approximately $921,000, $1,406,000 and $1,129,000 in fiscal 2001, 2000 and 1999, respectively.

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

NOTE 13 - SUBSEQUENT EVENT

On July 1, 2001, the Company entered into a three-year interest rate swap agreement with the administrative agent (see Note 5), which expires on June 27, 2004, converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At July 1, 2001, the receive and pay rates related to the interest rate swap were 3.79% and 5.60%, respectively. In connection with the new swap agreement, the $15,000,000 swap agreement dated November 17, 1998, was assigned to the administrative agent and terminated by the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 14 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

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

Information regarding operations and assets by segment are as follows:

                                                             YEAR ENDED JUNE 30,
                                                     2001           2000           1999
                                                  ---------      ---------      ---------
Revenue from external customers:
  Men's accessories .........................     $ 111,935      $ 111,332      $ 105,909
  Women's accessories .......................        87,029         78,619         72,464
                                                  ---------      ---------      ---------
                                                  $ 198,964      $ 189,951      $ 178,373
                                                  =========      =========      =========

Operating income/(loss)(1):
  Men's accessories .........................     $  11,336      $  14,296      $  13,769
  Women's accessories .......................          (551)           961          4,769
                                                  ---------      ---------      ---------
                                                     10,785         15,257         18,538

Interest expense ............................        (3,584)        (3,236)        (3,011)
Other income(2) .............................            63          1,717            135
                                                  ---------      ---------      ---------

Income before income taxes ..................     $   7,264      $  13,738      $  15,662
                                                  =========      =========      =========

Depreciation and amortization expense:
  Men's accessories .........................     $   3,170      $   2,348      $   2,190
  Women's accessories .......................         2,054          1,508            945
                                                  ---------      ---------      ---------
                                                  $   5,224      $   3,856      $   3,135
                                                  =========      =========      =========

Capital expenditures:
  Men's accessories .........................     $     909      $     266      $     957
  Women's accessories .......................           839          1,573            266
  Corporate .................................         2,386          1,945          1,568
                                                  ---------      ---------      ---------
                                                  $   4,134      $   3,784      $   2,791
                                                  =========      =========      =========

Total assets:
  Men's accessories .........................     $  70,464      $  61,546      $  63,261
  Women's accessories .......................        50,388         45,948         45,281
  Corporate .................................        16,132         15,099         11,596
                                                  ---------      ---------      ---------
                                                  $ 136,984      $ 122,593      $ 120,138
                                                  =========      =========      =========

(1) Operating income/(loss) consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.

(2) Other income includes royalty income on corporate tradenames, the early terminations of license agreements (see Note 8) and other income not specifically identifiable to a segment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 15 - RELATED PARTY TRANSACTIONS

During fiscal 2001, 2000 and 1999, the Company purchased inventory of approximately $47,798,000, $41,775,000 and $30,700,000, respectively, from a supplier who is a principal shareholder of the Company. The merchandise is purchased at amounts which the Company believes approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of the loss of such supplier, this exposure is mitigated in that the inventory may be purchased from various other sources.

NOTE 16 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 2001, is set forth below:

                                                             FIRST       SECOND        THIRD       FOURTH
                                                            QUARTER      QUARTER      QUARTER      QUARTER
                                                            --------     --------     -------    --------
FISCAL 2001
Net sales .............................................     $ 54,184     $ 56,757     $ 42,444     $ 45,579
Gross profit ..........................................       18,896       20,190       14,869       14,977
Income before income taxes ............................        3,328        4,636          633       (1,333)
Net income ............................................        2,035        2,848          388         (831)
Earnings per common share .............................     $    .36     $    .51     $    .07     $   (.15)
Earnings per common share-assuming dilution ...........     $    .36     $    .51     $    .07     $   (.15)

FISCAL 2000
Net sales .............................................     $ 53,256     $ 57,566     $ 39,686     $ 39,443
Gross profit ..........................................       18,884       21,665       14,021       13,838
Income before income taxes ............................        4,522        8,000        1,096          120
Net income ............................................        2,768        4,893          671          317
Earnings per common share .............................     $    .48     $    .84     $    .12     $    .06
Earnings per common share-assuming dilution ...........     $    .47     $    .83     $    .12     $    .06

Income before income taxes includes the net benefit realized from the early terminations of license agreements of $1,000,000 and $600,000 recognized during the second and third quarters of fiscal 2000, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


To the Board of Directors of Tandy Brands Accessories, Inc.


We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Fort Worth, Texas
August 10, 2001

         MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

GENERAL

Tandy Brands Accessories, Inc. (the "Company") is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, gloves, hats, hair accessories and suspenders. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS(R), JONES NEW YORK(R), FLORSHEIM(R), PERRY ELLIS(R), ROLFS(R), HAGGAR(R), WOOLRICH(R), JORDACHE(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), PRINCESS GARDNER(R), AMITY(R), DON LOPER(R), ACCESSORY DESIGN GROUP(R), TEX TAN(R) and TIGER(R), as well as private brands for major retail customers. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery and drug stores.

The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units as well as growth through acquisition of similar businesses. During the third and fourth quarters of fiscal 2001, the Company acquired all of the outstanding common stock of Stagg Industries, Inc. ("Stagg") and purchased certain assets of Torel, Inc. ("Torel"), respectively. See Note 2 to the consolidated financial statements.

Sales and gross margin data from the Company's segments for fiscal 2001 compared to the previous two fiscal years were as follows:

                                                       YEAR ENDED JUNE 30,
                                                  2001        2000        1999
                                                --------    --------    --------
                                                    (Dollars in thousands)
Net sales:
  Men's accessories .........................   $111,935    $111,332    $105,909
  Women's accessories .......................     87,029      78,619      72,464
                                                --------    --------    --------
Total net sales .............................   $198,964    $189,951    $178,373
                                                ========    ========    ========

Gross margin:
  Men's accessories .........................   $ 43,748    $ 44,216    $ 42,110
  Women's accessories .......................     25,184      24,192      23,558
                                                --------    --------    --------
Total gross margin ..........................   $ 68,932    $ 68,408    $ 65,668
                                                ========    ========    ========

Gross margin as percentage of sales:
  Men's accessories .........................       39.1%       39.7%       39.8%

  Women's accessories .......................       28.9%       30.8%       32.5%

  Total .....................................       34.7%       36.0%       36.8%

See Note 14 to the consolidated financial statements for certain other financial information with regard to the Company's men's and women's accessories segments.

         MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


FISCAL 2001 COMPARED TO FISCAL 2000

NET SALES

Net sales increased $9.0 million, or 4.7%, in fiscal 2001 as compared to fiscal 2000. The overall increase was attributable to higher sales volume in existing women's product lines and sales from Stagg Industries, Inc., acquired during fiscal 2001. Net sales of men's accessories increased 0.5% in fiscal 2001 compared to fiscal 2000. The increase was due to sales of $4.2 million contributed from the Company's acquisition of Stagg, which offset sales shortfalls experienced by the Company's core men's business due to the weak department store and chain retail environment as well as the discontinuation of business of several retail customers as a result of industry consolidation, store closures and bankruptcies. Net sales of women's accessories increased 10.7% in fiscal 2001 as compared to fiscal 2000. The increase was due to higher mass merchant accessories sales and $2.0 million in initial shipments of DOCKERS(R) women's belts, small leather goods and handbags.

GROSS MARGIN

Gross margins increased $524,000, or 0.8%, in fiscal 2001 as compared to fiscal 2000. As a percentage of sales, gross margins decreased 1.3% in fiscal 2001 compared to fiscal 2000. Men's gross margins decreased $468,000, or 1.1%, which was offset by an increase in women's gross margins of $992,000, or 4.1%, respectively, in fiscal 2001 as compared to fiscal 2000. As a percentage of sales, men's and women's gross margins decreased 0.6% and 1.9%, respectively, in fiscal 2001 as compared to fiscal 2000. This overall decrease was the result of a greater sales mix of mass merchant sales and a 30.3% increase in customer allowances and discounts as compared to the prior fiscal year. The rise in customer allowances and discounts during fiscal 2001 was attributable to increased competition with substantial pricing pressure in the retail environment, especially in the sales of women's accessories to the Company's mass merchant customers.

OPERATING EXPENSES

Selling, general and administrative expenses increased $3.6 million, or 7.4%, in fiscal 2001. As a percentage of sales, selling, general and administrative expenses increased 0.6%. The increase resulted from the recording of $650,000 of additional bad debt expense related to the bankruptcy of a significant customer during the fourth quarter of fiscal 2001 as well as a $575,000 increase in advertising expense in fiscal 2001 as compared to the same period in the prior year.

Interest expense for the fiscal year ended 2001 increased $0.3 million, as compared to the same period for the prior year. The increase is primarily related to higher average debt levels in fiscal 2001.

Depreciation and amortization expenses were approximately $5.2 million in fiscal 2001, compared to approximately $3.9 million in fiscal 2000. The 35.5% increase was primarily attributable to depreciation on capital expenditures related to leasehold improvements and equipment for the new distribution facility in Dallas, Texas, for women's accessories as well as additional computer hardware and software applications.

The effective tax rates for fiscal 2001 and fiscal 2000 were 38.9% and 37.0%, respectively. The effective tax rate in fiscal 2001 increased due primarily to higher effective tax rates on state and local taxes.

Net income for fiscal 2001 decreased 48.7% to $4.4 million, or $0.79 per diluted share, compared to net income of $8.7 million, or $1.49 per diluted share, for fiscal 2000. On March 3, 2000 and November 9, 1999, the Company negotiated an early termination of its JONES NEW YORK(R) handbag and small leather goods licensing agreements, respectively. See Note 8 to the consolidated financial statements. Excluding the net benefit of the early license termination realized during the second and third quarter of fiscal 2000, net income for the twelve months ended fiscal 2000 was $7.6 million, or $1.32 per diluted share. The decrease in fiscal 2001 net income was primarily due to a lower margin sales mix of women's accessories and increased sales allowances and discounts.


FISCAL 2000 COMPARED TO FISCAL 1999

NET SALES

Net sales increased $11.6 million, or 6.5%, in fiscal 2000 as compared to fiscal 1999. The overall increase was attributable to higher sales volume in existing men's product lines and sales from the purchase of assets of Spielberg. Although the Company achieved consistent core growth in men's accessories, the overall sales increase did not offset decreases in women's small leather goods sales resulting in a 4.2% decrease in women's core product sales as compared to the prior fiscal year. The lower than expected sales were caused primarily by a decline in small leather goods reorders by our customers as a result of soft holiday retail sales and decreased women's accessories trend item sales as compared to the same period last year. Additionally, sales were impacted by the discontinuation of business of several retail customers as a result of industry consolidation, store closures, bankruptcies, as well as delays in replenishment orders from a key mass merchant customer incurred during the fourth quarter of fiscal 2000. These sales pressures

         MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


were primarily concentrated on our women's accessory business including our small leather goods, belts and trend item product categories. During fiscal 2000, the Spielberg handbag sales contributed $9.2 million to the overall $11.6 million sales increase which was offset partially by decreases in women's core business sales. The remaining sales increase was attributable to sales growth from the Company's existing men's businesses.

GROSS MARGIN

Gross margins increased $2.7 million, or 4.2%, in fiscal 2000 as compared to fiscal 1999. As a percentage of sales, gross margins decreased 0.8% in fiscal 2000 compared to fiscal 1999. This overall decrease was the result of a greater sales mix of mass merchant and private label handbag sales and larger inventory markdowns as compared to the prior fiscal year. Additionally, fiscal 2000 gross margins were impacted by inventory markdowns of approximately $1,651,000, of which $895,000 was recognized during the fourth quarter as compared to $511,000 in fiscal 1999. The markdowns related primarily to women's fashion trend items. Management closely monitors fashion trend items and anticipates additional inventory markdowns if market indicators in fashion trends justify further reserves. Men's and women's gross margins increased $2.1 million, or 5.0%, and $0.6 million, or 2.7%, respectively, in fiscal 2000 as compared to fiscal 1999. As a percentage of sales, men's and women's gross margins decreased 0.1% and 1.7%, respectively, in fiscal 2000 as compared to fiscal 1999. The men's gross margin decrease was attributable to a higher sales mix of mass merchant sales compared to the prior year. The women's gross margin decrease was the result of the liquidation of JONES NEW YORK(R) handbag inventory due to the early termination of the JONES NEW YORK(R) license, increased sales of private label handbags (see Note 8 to the consolidated financial statements), higher mass merchant sales and inventory markdowns as compared to the same periods in the prior year.

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

Net income for fiscal 2000 decreased 11.0% to $8.7 million, or $1.49 per diluted share, compared to net income of $9.7 million, or $1.67 per diluted share, for fiscal 1999. On March 3, 2000 and November 9, 1999, the Company negotiated an early termination of its JONES NEW YORK(R) handbag and small leather goods licensing agreements, respectively. See Note 8 to the consolidated financial statements. Excluding the net benefit of the early license termination realized during the second and third quarter of fiscal 2000, net income for the twelve months decreased 21.4% to $7.6 million, or $1.32 per diluted share, from the same period in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2001, the Company's operating activities provided cash of $3.0 million compared to $14.6 million for fiscal 2000. The decrease was attributable to lower net income and higher inventory and customer display purchases.

The Company used cash for investing activities of $6.8 million in fiscal 2001 compared to $6.9 million in fiscal 2000. During the third and fourth quarters of fiscal 2001, the Company acquired all of the outstanding common stock of Stagg Industries, Inc. and purchased certain assets of Torel, Inc. using cash of $2.8 million and $0.6 million, respectively. See Note 2 to the consolidated financial statements. During fiscal 2001, the Company invested a total of $3.5 million in additional property and equipment. Capital expenditures for fiscal 2001 included additional equipment for the Company's distribution facility in Dallas, Texas, as well as additional hardware and software applications.

The Company's primary sources of liquidity for its various expenditures have been cash flows from operations and borrowings under bank credit arrangements. The Company has an $80,000,000 committed secured revolving credit facility which can be

         MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


used for general corporate purposes, including working capital requirements, acquisition activities and funding of letters of credit. The credit facility secured by essentially all of the assets of the Company and its subsidiaries requires the maintenance of certain financial covenants, which if not met, could adversely impact the liquidity of the Company. See Note 5 to the consolidated financial statements. The Company also has a Canadian line of credit for approximately $660,000 secured by a letter of credit from a U.S. bank. As of June 30, 2001, the Company had credit availability under its credit facilities of approximately $26.9 million.

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

The Company has never paid a cash dividend on its common stock. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The Company's existing credit agreement currently contains covenants that restrict the payment of dividends.

See Note 1 to the consolidated financial statements for a discussion of the impact of recently issued accounting standards.

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


FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by, or on behalf of, the Company. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                             SELECTED FINANCIAL DATA

                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                 YEAR ENDED JUNE 30,
                                                  2001       2000       1999       1998       1997
                                                --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Net sales ...................................   $198,964   $189,951   $178,373   $135,041   $102,507
Gross profit ................................     68,932     68,408     65,668     48,921     38,258
Operating income ............................     10,785     15,257     18,538     13,002      8,385
Interest expense ............................      3,584      3,236      3,011      1,517      1,242
Net income ..................................      4,440      8,649      9,717      7,237      4,564
Net income per share:
  Earnings per share ........................   $   0.79   $   1.50   $   1.70   $   1.30   $   0.84
  Earnings per share-assuming dilution ......   $   0.79   $   1.49   $   1.67   $   1.27   $   0.83

                                                       JUNE 30,
                                   2001       2000       1999       1998       1997
                                 --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Working capital ..............   $ 86,383   $ 80,085   $ 80,847   $ 56,334   $ 43,354
Total assets .................    136,984    122,593    120,138    108,020     65,364
Long-term debt ...............     47,400     41,075     47,425     35,000     15,850
Stockholders equity ..........     74,135     69,874     62,192     50,841     42,129

Net income includes the net pre-tax benefit arising from the early terminations of licensing agreements of $1,600,000 in fiscal 2000.


                           PRICE RANGE OF COMMON STOCK
          Quoted by quarter for the two fiscal years ended June 30,2001


FISCAL 2001     HIGH    LOW     FISCAL 2000     HIGH            LOW
September.....  $9.38   $6.69   September....   $17.50          $12.13
December......  $7.63   $5.75   December.....   $14.75          $12.63
March.........  $7.94   $6.00   March........   $14.75          $ 8.50
June..........  $6.42   $5.00   June.........   $ 9.44          $ 6.00

As of August 10, 2001, there were approximately 1,006 stockholders of record.

                                                            [PHOTO OF DIRECTORS]

DIRECTORS

Dr. James F. Gaertner
Chairman of the Board
President
Sam Houston State University

J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.

C.A. Rundell, Jr.
Private Investor

Gene Stallings
Collegiate and Professional Football
Coach, Rancher, Author
and Private Investor

Marvin J. Girouard
Chairman and Chief Executive Officer
Pier 1 Imports, Inc.

Colombe M. Nicholas
Private Investor

Roger R. Hemminghaus
Chairman Emeritus
Ultramar Diamond Shamrock


OFFICERS

J.S.B. Jenkins
President and Chief Executive
Officer

Jerry W. Wood
Executive Vice President

Stanley T. Ninemire
Senior Vice President and
Chief Financial Officer

W. Mike Baggett
Secretary


CORPORATE DATA

Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

Annual Meeting
9:00 a.m., October 16, 2001
Embassy Suites Outdoor World
2401 Bass Pro Drive
Grapevine, TX 76051
972-724-2600

Common Stock Transfer Agent
  and Registrar
EquiServe
www.equiserve.com
781-575-3120

Corporate Counsel
Winstead Sechrest & Minick P.C.

The Company's common stock is
traded on the NASDAQ National
Market System under the trading
symbol TBAC.

The Company's Form 10-K Report
for the year ended June 30, 2001,
as filed with the Securities and
Exchange Commission, is available
without charge upon request to
Stanley T. Ninemire at the address
of the Corporate Offices.


On the back cover:

Noteworthy news: Men's all-Italian-made belts have orchestrated a major success in hundreds of department stores throughout the U.S.A. and Canada. The attention to detail and superior craftsmanship found in each of these unique men's dress belts create a look and feel of upper-end quality.

                                [PHOTO OF BELTS]








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