Form 10-K, Exhibit 13
period 2002-06-30
TANDY BRANDS ACCESSORIES INC
filed 2002-09-27
CIK 869487

                                                                    EXHIBIT 13.1

                     [TANDY BRANDS ACCESSORIES, INC. LOGO]

                                     [PHOTO]


                              PORTRAITS OF FASHION
                               ANNUAL REPORT 2002

On the cover:
Rolfs(R) Handbags and Personal Leather Goods

                             LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS:

CONSISTENT PERFORMANCE IN A VERY DIFFICULT RETAIL ENVIRONMENT

We are pleased to deliver to you the 2002 Annual Report for Tandy Brands Accessories, Inc. The company performed well in 2002, increasing sales and net income in a very difficult retail environment. As a result of the growth in sales in a variety of product categories, we were able to achieve consistent quarterly performance improvement.

BRANDS REMAIN IMPORTANT TO RETAIL SUCCESS

Our DOCKERS(R) branded women's accessories were successfully launched in 2002 with actual sales exceeding our original expectations. Due to this success, we were also able to license the LEVI'S(R) brand for women's belts and small leather goods, which will be launched in the first quarter of 2003. We have continued to develop and promote our ROLFS(R) and AMITY(R) brands, resulting in increased sales and consumer brand awareness. We are pleased with our expanding placement of these brands and our excellent rate of sale at retail for both our men's and women's products.

EXCITING FASHION TRENDS AND INNOVATIVE PRODUCTS

As we anticipated, women's belt trends exploded in 2002 and we were ready with exciting product for all channels of distribution. Belts were a key fashion accessory last year and we anticipate this trend will continue in 2003. Innovative design and packaging have been key selling points, not only for our belts, but also for our wallet and handbag accessories. We have designed new functional features for our small leather goods and handbags, allowing easier and more secure access to driver's licenses and other identification items which are increasingly important in our more security-conscious world. These design innovations make our products "best of class," selling faster than our competition at retail.

GROWTH OPPORTUNITIES RESULTING FROM FINANCIAL STRENGTH

We had a record year in 2002, generating over $26 million in cash flow from operations. This cash was used primarily to reduce debt, further improving our financial strength. Additionally, we acquired the assets of AA&E Leathercraft, Inc., a leading manufacturer and marketer of hunting and sporting goods accessories. We are very excited about Tandy Brands' growth opportunities as a result of the combined outdoor sporting goods product offerings of our Torel and AA&E businesses. Our financial strength allows the company to take advantage of acquisition opportunities such as Torel and AA&E for profitable, non-dilutive growth.

POSITIVE OUTLOOK FOR 2003

Our strong performance in fiscal 2002, despite all the adversity and retail challenges the year brought, demonstrates the strength of our company, our product offerings and the advantages of our diverse customer base. This last fiscal year gives us a solid base on which to build even higher earnings for our shareholders.

We are excited about the opportunities for the company in 2003. Thank you for your interest in the company and your continued support.


/s/ JAMES F. GAERTNER                           /s/ J.S.B. JENKINS
 JAMES F. GAERTNER                                J.S.B. JENKINS
Chairman of the Board                   President and Chief Executive Officer

                                    [PHOTO]

                               BRILLIANT STROKES
                      Straw Accessories for Summertime Fun

                                    [PHOTO]

                                HANDSOME HARMONY
                 Premier Leather Accessories Collection for Men

                                    [PHOTO]

                               CAPTIVATING COLOR
            Slippers and Socks in Novelty Themes, Prints and Stripes

                                    [PHOTO]

                                 VIBRANT VIBES
                 Levi's(R) Trendy Fashion Accessories for Women

                                    [PHOTO]

                                 BEADED BRIGHTS
          Splashes of Beaded Art Accent Rolfs(R) Totes and Accessories

                       CONSOLIDATED STATEMENTS OF INCOME
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)


                                                                                    YEAR ENDED JUNE 30,
                                                                             2002           2001           2000
                                                                          ---------      ---------      ---------
Net sales ...........................................................     $ 205,769      $ 195,793      $ 187,742
Cost of goods sold ..................................................       133,706        130,032        121,543
                                                                          ---------      ---------      ---------

   Gross margin .....................................................        72,063         65,761         66,199

Selling, general and administrative expenses ........................        53,516         49,752         47,086
Depreciation and amortization .......................................         5,381          5,224          3,856
                                                                          ---------      ---------      ---------
   Total operating expenses .........................................        58,897         54,976         50,942
                                                                          ---------      ---------      ---------

Operating income ....................................................        13,166         10,785         15,257

Interest expense ....................................................        (2,933)        (3,584)        (3,236)
Royalty and other income and early terminations of license
 agreements .........................................................            70             63          1,717
                                                                          ---------      ---------      ---------

Income before provision for income taxes ............................        10,303          7,264         13,738
Provision for income taxes ..........................................         4,010          2,824          5,089
                                                                          ---------      ---------      ---------

   Net income .......................................................     $   6,293      $   4,440      $   8,649
                                                                          =========      =========      =========

Earnings per common share ...........................................     $    1.09      $     .79      $    1.50
                                                                          =========      =========      =========

Earnings per common share-assuming dilution .........................     $    1.08      $     .79      $    1.49
                                                                          =========      =========      =========

Common shares outstanding ...........................................         5,779          5,605          5,760
                                                                          =========      =========      =========

Common shares outstanding-assuming dilution .........................         5,833          5,609          5,811
                                                                          =========      =========      =========


       The accompanying notes are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                                         JUNE 30,
                                                                                   2002           2001
                                                                                 ---------      ---------
ASSETS
Current assets:
 Cash and cash equivalents .................................................     $   6,506      $      79
 Accounts receivable, net of allowances of $1,707 and $1,671 ...............        33,699         34,459
 Inventories ...............................................................        52,818         62,335
 Other current assets ......................................................         4,806          3,829
                                                                                 ---------      ---------
  Total current assets .....................................................        97,829        100,702
                                                                                 ---------      ---------

Property, plant and equipment, at cost:
 Buildings .................................................................         7,860          7,227
 Leasehold improvements ....................................................         1,624          1,444
 Machinery and equipment ...................................................        19,957         17,780
                                                                                 ---------      ---------
                                                                                    29,441         26,451
Accumulated depreciation ...................................................       (14,373)       (11,963)
                                                                                 ---------      ---------
  Net property, plant and equipment ........................................        15,068         14,488
                                                                                 ---------      ---------
Other assets:
 Goodwill, net of accumulated amortization of $7,143 and $6,121 ............        12,467         13,215
 Other intangibles, net of accumulated amortization of $3,371 and $2,854 ...         5,403          5,877
 Other noncurrent assets ...................................................         2,670          2,702
                                                                                 ---------      ---------
  Total other noncurrent assets ............................................        20,540         21,794
                                                                                 ---------      ---------
                                                                                 $ 133,437      $ 136,984
                                                                                 =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ..........................................................     $  12,755      $   9,408
 Accrued payroll and bonuses ...............................................         3,049          1,812
 Accrued expenses ..........................................................         3,808          3,099
                                                                                 ---------      ---------
  Total current liabilities ................................................        19,612         14,319
                                                                                 ---------      ---------
Other liabilities:
 Notes payable .............................................................        30,000         47,400
 Other noncurrent liabilities ..............................................         3,161          1,130
                                                                                 ---------      ---------
  Total other liabilities ..................................................        33,161         48,530
                                                                                 ---------      ---------
Commitments (Note 7)

Stockholders' equity:
 Preferred stock, $1 par value; 1,000,000 shares authorized; none issued ...            --             --
 Common stock, $1 par value; 10,000,000 shares authorized;
  5,899,173 shares and 5,882,926 shares issued and outstanding
  as of June 30, 2002 and 2001, respectively ...............................         5,899          5,883
 Additional paid in capital ................................................        22,690         22,572
 Retained earnings .........................................................        54,293         48,000
 Cumulative other comprehensive income .....................................        (1,706)          (670)
 Treasury stock, at cost; 66,260 shares and 212,011 shares
  as of June 30, 2002 and 2001, respectively ...............................          (512)        (1,650)
                                                                                 ---------      ---------
  Total stockholders' equity ...............................................        80,664         74,135
                                                                                 ---------      ---------
                                                                                 $ 133,437      $ 136,984
                                                                                 =========      =========


       The accompanying notes are an integral part of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                                 (In thousands)

                                                                              2002           2001           2000
                                                                            ---------      ---------      ---------
Cash flows from operating activities:
 Net income ...........................................................     $   6,293      $   4,440      $   8,649
 Adjustments to reconcile net income to net cash
  provided by (used for) operating activities:
   Depreciation .......................................................         3,993          3,842          2,259
   Amortization .......................................................         1,523          1,443          1,379
   Deferred taxes .....................................................          (388)          (360)          (779)
   Other ..............................................................          (674)          (385)           (63)
 Change in assets and liabilities, net of effects from acquisition:
   Accounts receivable ................................................           996         (2,291)         2,970
   Inventories ........................................................         9,761         (3,737)           919
   Other assets .......................................................          (548)        (1,734)        (1,607)
   Accounts payable ...................................................         3,347          1,962            712
   Accrued expenses ...................................................         1,963           (156)           191
                                                                            ---------      ---------      ---------
 Net cash provided by operating activities ............................        26,266          3,024         14,630
                                                                            ---------      ---------      ---------
Cash flows from investing activities:
 Purchases of property and equipment ..................................        (2,716)        (3,484)        (3,563)
 Purchase of assets of AA&E Leathercraft, Inc. ........................          (995)            --             --
 Acquisition of Stagg Industries, Inc .................................            --         (2,794)            --
 Purchase of assets of Torel, Inc .....................................            --           (558)            --
 Purchase of assets of Frank Spielberg Sales, LLC .....................            --             --         (3,367)
                                                                            ---------      ---------      ---------
 Net cash used for investing activities ...............................        (3,711)        (6,836)        (6,930)
                                                                            ---------      ---------      ---------
Cash flows from financing activities:
 Sale of stock to stock purchase program ..............................         1,131          1,222          1,441
 Exercise of employee and director stock options ......................           141            128            190
 Purchase of treasury stock ...........................................            --         (1,641)        (2,500)
 Proceeds from borrowings .............................................        65,432        128,971         94,670
 Payments under borrowings ............................................       (82,832)      (125,450)      (101,020)
                                                                            ---------      ---------      ---------
 Net cash provided by (used for) financing activities .................       (16,128)         3,230         (7,219)
                                                                            ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents ..................         6,427           (582)           481
Cash and cash equivalents at beginning of period ......................            79            661            180
                                                                            ---------      ---------      ---------

Cash and cash equivalents at end of period ............................     $   6,506      $      79      $     661
                                                                            =========      =========      =========

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
   Interest ...........................................................     $   2,720      $   3,828      $   3,425
   Income taxes .......................................................         3,602          3,304          5,824


       The accompanying notes are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                             (Dollars in thousands)

                                                                                                                   CUMULATIVE
                                                                COMMON STOCK          ADDITIONAL                      OTHER
                                                           -----------------------     PAID IN        RETAINED    COMPREHENSIVE
                                                            SHARES        AMOUNT       CAPITAL        EARNINGS        INCOME
                                                           ---------     ---------    ----------      ---------   --------------
Balance at June 30,1999 ..............................     5,761,952         5,762        21,900         34,911          (381)

Comprehensive income:
  Net income .........................................            --            --            --          8,649            --
  Other comprehensive income, net of tax:
    Currency translation adjustments .................            --            --            --             --           (98)

Comprehensive income .................................

Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................        34,620            35           348             --            --
Sale of unissued common stock to employees
  for exercise of stock options ......................        12,396            12           178             --            --
Purchase of treasury stock ...........................            --            --            --             --            --
                                                           ---------     ---------     ---------      ---------     ---------

Balance at June 30,2000 ..............................     5,808,968         5,809        22,426         43,560          (479)

Comprehensive income:
  Net income .........................................            --            --            --          4.440            --
  Other comprehensive income, net of tax:
    Currency translation adjustments .................            --            --            --             --          (182)
    Cumulative effect of change in accounting
      principle-fair value of interest rate swap .....            --            --            --             --           308
    Fair value of interest rate swap .................            --            --            --             --          (317)

Comprehensive income .................................

Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................            --            --          (211)            --            --
Sale of unissued common stock to employees
  for exercise of stock options ......................        19,791            20           108             --            --
Issuance of stock pursuant to the purchase of
  assets of Torel, Inc ................................       54,167            54           249             --            --
Purchase of treasury stock ...........................            --            --            --             --            --
                                                           ---------     ---------     ---------      ---------     ---------

Balance at June 30, 2001 ..............................    5,882,926         5,883        22,572         48,000          (670)

Comprehensive income:
  Net income .........................................            --            --            --          6,293            --
  Other comprehensive income, net of tax:
    Currency translation adjustments .................            --            --            --             --             5
    Fair value of interest rate swap .................            --            --            --             --        (1,041)

Comprehensive income .................................

Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................            --            --            (7)            --            --
Sale of unissued common stock to employees
  for exercise of stock options ......................        12,958            13           101             --            --
Sale of unissued common stock to directors
  for exercise of stock options ......................         3,289             3            24             --            --
                                                           ---------     ---------     ---------      ---------     ---------

Balance at June 30, 2002 .............................     5,899,173     $   5,899     $  22,690      $  54,293     $  (1,706)
                                                           =========     =========     =========      =========     =========

                                                                TREASURY STOCK               TOTAL
                                                            ------------------------    STOCKHOLDERS'
                                                             SHARES         AMOUNT          EQUITY
                                                            ---------      ---------    -------------
Balance at June 30, 1999 .............................             --             --         62,192

Comprehensive income:
  Net income .........................................             --             --          8,649
  Other comprehensive income, net of tax:
    Currency translation adjustments .................             --             --            (98)
                                                                                          ---------
Comprehensive income .................................                                        8,551
                                                                                          ---------
Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................         91,058          1,058          1,441
Sale of unissued common stock to employees
  for exercise of stock options ......................             --             --            190
Purchase of treasury stock ...........................       (247,150)        (2,500)        (2,500)
                                                            ---------      ---------      ---------

Balance at June 30, 2000 .............................       (156,092)        (1,442)        69,874

Comprehensive income:
  Net income .........................................             --             --          4,440
  Other comprehensive income, net of tax:
    Currency translation adjustments .................             --             --           (182)
    Cumulative effect of change in accounting
      principle-fair value of interest rate swap .....             --             --            308
    Fair value of interest rate swap .................             --             --           (317)
                                                                                          ---------
Comprehensive income .................................                                        4,249
                                                                                          ---------
Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................        176,888          1,433          1,222
Sale of unissued common stock to employees
  for exercise of stock options ......................             --             --            128
Issuance of stock pursuant to the purchase of
  assets of Torel, Inc ...............................             --             --            303
Purchase of treasury stock ...........................       (232,807)        (1,641)        (1,641)
                                                            ---------      ---------      ---------

Balance at June 30, 2001 .............................       (212,011)        (1,650)        74,135

Comprehensive income:
  Net income .........................................             --             --          6,293
  Other comprehensive income, net of tax:
    Currency translation adjustments .................             --             --              5
    Fair value of interest rate swap .................             --             --         (1,041)
                                                                                          ---------
Comprehensive income .................................                                        5,257
                                                                                          ---------
Sale of stock to the Tandy Brands Accessories,
  Inc. Stock Purchase Program ........................        145,751          1,138          1,131
Sale of unissued common stock to employees
  for exercise of stock options ......................             --             --            114
Sale of unissued common stock to directors
  for exercise of stock options ......................             --             --             27
                                                            ---------      ---------      ---------

Balance at June 30, 2002 .............................        (66,260)     $    (512)     $  80,664
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

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 2002 presentation.

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

Inventories consist of the following:

                                                                          JUNE 30,
                                                                     2002         2001
                                                                 -----------  -----------
                Raw materials..................................  $ 3,980,000  $ 4,325,000
                Work-in-process................................      977,000      752,000
                Finished goods.................................   47,861,000   57,258,000
                                                                 -----------  -----------
                                                                 $52,818,000  $62,335,000
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

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated fair value, based on future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, trade receivables, trade payables, debt instruments and interest rate swaps. The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values. The potential impact of market conditions on the fair value of the Company's indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value.

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

MAJOR CUSTOMERS

Consolidated net sales to Wal-Mart accounted for approximately 39%, 38% and 38% of the Company's sales in fiscal 2002, 2001 and 2000, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 13%, 10% and 6% of the Company's sales in fiscal 2002, 2001 and 2000, respectively. Women's accessories sales include revenues from Target. (See Note 13.) No other customers accounted for 10% or more of total revenues.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, SFAS Nos. 137 and 138, in June 1999 and June 2000, respectively. The Statement, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133, as amended, on July 1, 2000, resulted in the cumulative effect of an accounting change, net of tax, of approximately $308,000 in other comprehensive income.
The Company's risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. The Company does not enter into any derivative investments for the purpose of speculative investment. The Company's overall risk management philosophy is reevaluated as business conditions arise.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2001, the Emerging Issues Task Force ("EITF") issued a consensus EITF No. 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer." EITF No. 00-25 stipulates that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. The Company adopted the EITF in the first quarter of fiscal 2002. Upon adoption, the Company reduced both net sales and selling, general and administrative expenses by approximately $3,171,000 and $2,209,000 for fiscal years ended June 30, 2001 and 2000, respectively. These reclassifications have no impact on operating income.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003, except as provided for under SFAS No. 142, goodwill and indefinite lived intangible assets resulting from acquisitions completed after June 30, 2001, will not be amortized. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 requires that an initial impairment assessment be performed on all goodwill and indefinite lived intangible assets. To complete this assessment, the Company will compare the fair value to the current carrying value of goodwill and indefinite lived intangible assets. Fair values will be derived using discounted cash flow analysis. The assumptions used in this cash flow will be consistent with our internal planning. Any impairment charge resulting from this initial assessment will be recorded as a cumulative effect of a change in accounting principle. The Company estimates the range of the cumulative effect of adopting this standard will result in a non-cash charge in the first quarter of fiscal 2003 of approximately $900,000 to $1,200,000 on a pre-tax basis. The adoption of this new standard will also benefit pre-tax earnings beginning in fiscal 2003 by approximately $1,000,000 in reduced amortization expense.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES,  INC. AND SUBSIDIARIES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position or statements of income, stock-holders' equity and cash flows.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position or statements of income, stockholders' equity and cash flows.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities, such as restructurings, involuntarily terminating employees and consolidating facilities. SFAS No. 146 excludes from its scope exit and disposal activities conducted in connection with a business combination and those activities to which SFAS Nos. 143 and 144 are applicable. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position or statements of income, stock-holders' equity and cash flows.

NOTE 2 - ACQUISITIONS

On July 16, 1999, the Company acquired certain assets of Frank Spielberg Sales, LLC ("Spielberg"), a handbag designer and marketer based in St. Louis, Missouri, for approximately $3.4 million. The cash purchase price was provided by drawing on existing bank lines. Spielberg supplies proprietary design, marketing and sourcing expertise for handbags under department store private labels and direct sales to retailers. The acquisition was accounted for under the purchase method of accounting and the resultant goodwill of approximately $2,089,000 is being amortized over 20 years. The pro forma effects of this acquisition are not material.

On January 18, 2001, the Company acquired all of the outstanding common stock of Stagg Industries, Inc.("Stagg") for approximately $2,750,000 in cash plus contingent consideration of up to $250,000. The cash purchase price was provided by drawing on existing bank lines. Stagg is a distributor and marketer of men's and children's belts, neckwear, small leather goods and other accessories to various department stores and specialty retailers. In conjunction with the purchase, the Company assumed certain liabilities of which $2,804,000 in bank indebtedness was immediately retired. The purchase method of accounting was used for this acquisition and the resultant goodwill of approximately $2,770,000 and other intangibles related to consideration given for non-compete agreements of approximately $250,000 are being amortized over 20 and 3 years, respectively. The pro forma effects of this acquisition are not material.

On April 17, 2001, the Company acquired certain assets of Torel, Inc.("Torel") for an aggregate purchase price of $861,000 including acquisition-related costs. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 76,000 square foot building located in Yoakum, Texas. The purchase price was comprised of $558,000 in cash and 54,167 shares of Company issued common stock valued at $303,000. Torel is a manufacturer and distributor of men's belts and sporting goods accessories. The purchase method of accounting was used for this acquisition and the resultant intangibles related to consideration given for non-compete agreements of approximately $100,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

On April 12, 2002, the Company acquired certain assets of AA&E Leathercraft, Inc.("AA&E") for approximately $995,000 in cash. The cash purchase price was provided by drawing on the Company's existing credit facility. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 10,000 square foot building located in Yoakum, Texas. AA&E is a manufacturer and distributor of leather sporting goods accessories. AA&E was combined with existing product offerings in the Company's men's segment. (See Note 13.) The purchase method of accounting was used for this acquisition and the resultant goodwill of approximately $164,000 and other intangibles related to consideration given for non-compete agreements of approximately $75,000. The non-compete agreements are being amortized over 7 years, and the goodwill in accordance with SFAS No. 142 will not be amortized. The pro forma effects of this acquisition are not material.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 3 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                 YEAR ENDED JUNE 30,
                                                                              2002       2001       2000
                                                                             ------     ------     ------
Numerator for basic and diluted earnings per share:
  Net income ...........................................................     $6,293     $4,440     $8,649
                                                                             ======     ======     ======
Denominator:
  Weighted-average shares outstanding ..................................      5,765      5,592      5,745
  Contingently issuable shares .........................................         14         13         15
                                                                             ------     ------     ------
   Denominator for basic earnings per share-weighted-average shares ....      5,779      5,605      5,760

Effect of dilutive securities:
  Employee stock options ...............................................         46          3         42
  Director stock options ...............................................          8          1          9
                                                                             ------     ------     ------
   Dilutive potential common shares ....................................         54          4         51

Denominator for earnings per share assuming dilution-adjusted
  weighted-average shares ..............................................      5,833      5,609      5,811
                                                                             ======     ======     ======

Earnings per share .....................................................     $ 1.09     $  .79     $ 1.50
                                                                             ======     ======     ======

Earnings per share-assuming dilution ...................................     $ 1.08     $  .79     $ 1.49
                                                                             ======     ======     ======

Options to purchase approximately 455,000 shares of common stock at prices ranging from $12.31-$19.75 per share were outstanding during fiscal year 2002 but were not included in the computation of earnings per share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 4 - STOCK REPURCHASE PROGRAM

On October 17, 2000, the Company's Board of Directors approved a plan to repurchase, from time to time in the open market or through negotiated transactions, shares of the Company's common stock at an aggregate purchase price of up to $2,000,000 (the "repurchase program"). This program is an extension of the $4,000,000 stock repurchase plan the Company initiated on October 20, 1999, and extended on April 26, 2000. Any open market purchases will be at prevailing market prices. The timing of any repurchases will depend on market conditions, market price and management's assessment of the Company's liquidity and cash flow needs. Any repurchased shares will be added to the Company's treasury shares and may be used for the Company's stock plans and other corporate purposes. The funds required for the repurchases will be provided from the Company's current cash balances, operating cash flow or the Company's credit facility. No shares were repurchased during fiscal 2002. During fiscal 2001 and 2000, the Company repurchased 232,807 and 247,150 shares of treasury stock under the repurchase program at a cost of approximately $1,641,000 and $2,500,000, respectively. During fiscal 2002, 2001 and 2000, 145,
751, 176, 888 and 91,058 shares of treasury stock were reissued to the Company's employee stock purchase program, respectively.

NOTE 5 - CREDIT ARRANGEMENTS

The Company has a committed secured revolving credit facility ("credit facility") which expires on June 27, 2004, with certain financial institutions for $80,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at various rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The credit facility is secured by essentially all of the assets of the Company and its subsidiaries and requires the maintenance of certain financial covenants which, if not met, could adversely impact the liquidity of the Company. The Company's existing credit facility currently contains covenants that restrict the payment of dividends. The credit facility also includes a commitment fee based on certain financial performance objectives ranging from 25 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. At June 30, 2002 and 2001, the Company had borrowings under the credit facility of $30,000,000 and $44,000,000, bearing interest at 5.60% and 5.75%, respectively. At June 30, 2002, the Company had no borrowings under the swing line. At June 30, 2001, the Company had borrowings under the swing line of $3,400,000, bearing interest at 6.75%.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 5 - CREDIT ARRANGEMENTS (continued)

At June 30, 2002, the Company had letters of credit under the credit facility of $8,126,000 which were used in conjunction with merchandise procurement. At June 30, 2001, the Company had no letters of credit or bankers acceptances under the credit facility. However, at June 30, 2001, the Company had a $5,000,000 standby letter of credit outstanding as security for letters of credit of $4,942,000 issued by another bank which were used in conjunction with merchandise procurement.

The Company also has a Canadian line of credit for approximately $659,000 secured by a letter of credit from a U.S. bank. At June 30, 2002 and 2001, there were no borrowings under this line of credit.

The Company is subject to interest rate risk on its long-term debt. The Company manages its exposure to changes in interest rates by the use of variable and fixed interest rate debt. In addition, the Company has hedged its exposure to changes in interest rates on a portion of its variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. On July 1, 2001, the Company entered into a three-year interest rate swap agreement with the administrative agent, which expires on June 27, 2004, converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 2002, the receive and pay rates related to the interest rate swap were 2.04% and 5.60%, respectively. Interest differentials paid or received under the swap agreement are reflected as an adjustment to interest expense when paid. The interest rate swap agreement represents a valid cash flow hedge investment under Statement No. 133. As such, during fiscal 2002, changes in the fair value of the interest rate swap were recognized to other comprehensive income with the fair value at June 30, 2002, approximating $1,700,000 ($1,041,000, net of tax of $659,000). The potential impact of market conditions on the fair value of the Company's indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed thereunder approximates carrying value.

At June 30, 2002, the Company had borrowings under its credit lines of $30,000,000 bearing a weighted-average interest rate of 4.47%.

At June 30, 2002, the Company had credit availability under its credit facility of approximately $41.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2004.

NOTE 6 - INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of June 30, 2002 and 2001, are as follows:

                                                    2002             2001
                                                -----------      -----------
   Deferred tax assets:
     Accounts receivable valuation ........     $   539,000      $   406,000
     Inventory valuation ..................       2,256,000        1,785,000
     Interest rate swap ...................         659,000               --
     Other, net ...........................         752,000          654,000
                                                -----------      -----------
       Total deferred tax assets ..........       4,206,000        2,845,000
                                                -----------      -----------
   Deferred tax liabilities:
     Goodwill and other intangibles .......      (1,038,000)        (846,000)
     Depreciation .........................        (269,000)        (147,000)
                                                -----------      -----------
       Total deferred tax liabilities .....      (1,307,000)        (993,000)
                                                -----------      -----------
   Net deferred tax asset .................     $ 2,899,000      $ 1,852,000
                                                ===========      ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 6 - INCOME TAXES (continued)

Significant components of the provision (benefit) for income taxes are as follows:

                                       2002             2001             2000
                                   -----------      -----------      -----------
Current:
  Federal ....................     $ 4,215,000      $ 2,918,000      $ 5,483,000
  Foreign ....................         (88,000)          12,000           64,000
  State and local ............         271,000          254,000          321,000
                                   -----------      -----------      -----------
                                     4,398,000        3,184,000        5,868,000
                                   -----------      -----------      -----------
Deferred:
  Federal ....................        (369,000)        (333,000)        (740,000)
  State and local ............         (19,000)         (27,000)         (39,000)
                                   -----------      -----------      -----------
                                      (388,000)        (360,000)        (779,000)
                                   -----------      -----------      -----------

    Income tax provision .....     $ 4,010,000      $ 2,824,000      $ 5,089,000
                                   ===========      ===========      ===========


The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                                  2002        2001        2000
                                                                 ------      ------      ------
Statutory rate .............................................       34.0%       34.0%       34.0%
State and local taxes, net of federal income tax benefit ...        2.5%        2.1%        1.4%
Other,net ..................................................        2.4%        2.8%        1.6%
                                                                 ------      ------      ------
                                                                   38.9%       38.9%       37.0%
                                                                 ======      ======      ======

NOTE 7 - COMMITMENTS

The Company leases property which includes office, manufacturing and warehouse facilities under operating leases, expiring through the year 2010 with varying renewal and escalation clauses. Rental expense for fiscal 2002, 2001 and 2000 totaled $2,251,000, $2,199,000 and $1,814,000, respectively.

The Company has entered into licensing agreements with other companies for the purpose of using their trademarks on the Company's products. Royalty expense related thereto for fiscal 2002,2001 and 2000 totaled $1,960,000,$984,000 and $1,354,000,respectively.

Future minimum rental and royalty commitments as of June 30,2002,are as follows:

               FISCAL YEAR                         AMOUNT
               -----------                         ------
               2003 .........................   $ 3,119,000
               2004 .........................     2,129,000
               2005 .........................     1,199,000
               2006 .........................     1,036,000
               2007 .........................       796,000
               Thereafter ...................     1,735,000
                                                -----------
                                                $10,014,000
                                                ===========

NOTE 8 - TERMINATIONS OF LICENSE AGREEMENTS

On November 9, 1999, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company continued to design and market men's belts and personal leather goods as well as women's small leather goods under various JONES NEW YORK(R) brands but will no longer design and market women's handbags under any JONES NEW YORK(R) brands. As compensation for the early termination of women's handbag license rights, Jones Apparel Group paid the Company $1,500,000 in cash, of which a portion was used to wind down functions related to the license arrangements. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $1,000,000 from the amendment of this licensing agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 8 - TERMINATIONS OF LICENSE AGREEMENTS  (continued)

On March 3, 2000, the Company and Jones Apparel Group amended their existing licensing agreement. Under the amended agreement the Company continues to design and market men's small leather goods and belts under various JONES NEW YORK(R) brands but will no longer design and market women's small leather goods under any JONES NEW YORK(R) brands. As compensation for the early termination of the small leather goods license rights, Jones Apparel Group paid the Company $800,000 in cash. Additionally, Jones Apparel Group reimbursed the Company for its on-hand small leather goods inventory of approximately $950,000. Consequently, the results for fiscal 2000 include a one-time benefit, net of related costs, of $600,000 from the termination of this licensing agreement.

NOTE 9 - EMPLOYEE STOCK OPTIONS

The Company has adopted various stock option incentive plans for officers and key management employees. All options will be granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. At June 30, 2002 and 2001, the number of shares available for grant were 645,117 and 325,264, respectively. The following table reflects the employee stock option transactions subsequent to June 30, 1999:

                                                    NUMBER   WEIGHTED-AVERAGE
                                                   OF SHARES  EXERCISE PRICE
                                                   --------- ----------------
         Outstanding at June 30, 1999 ........      495,354      $13.22

         Options granted .....................      149,500      $15.45
         Options exercised ...................       (8,200)     $ 7.97
         Options canceled or expired .........      (34,700)     $16.07
                                                    -------
         Outstanding at June 30, 2000 ........      601,954      $13.96

         Options granted .....................      169,500      $ 8.38
         Options exercised ...................      (15,526)     $ 2.74
         Options canceled or expired .........           --      $   --
                                                    -------
         Outstanding at June 30, 2001 ........      755,928      $12.94

         Options granted .....................      180,000      $ 5.63
         Options exercised ...................      (12,958)     $ 8.70
         Options canceled or expired .........      (80,956)     $11.13
                                                    -------
         Outstanding at June 30, 2002 ........      842,014      $11.62
                                                    =======

         Exercisable at June 30, 2002 ........      514,751      $13.91
                                                    =======

The following table, as of June 30, 2002, segregates outstanding options into groups based on price ranges of less than and more than $10 per share:

                                                                                $5.63-$9.25       $12.31-$19.75
                                                                                -----------       -------------
      All outstanding options:
        Number of shares ................................................           443,564           398,450
        Weighted-average exercise price .................................             $7.16            $16.58
        Weighted-average remaining contractual life .....................         8.2 years         6.0 years

      Exercisable options:
        Number of shares ................................................           159,311           355,440
        Weighted-average exercise price .................................             $8.03            $16.55

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2002, 2001 and 2000: dividend yield of 0.0%; expected volatility of 0.334%, 0.356% and 0.375% for fiscal 2002, 2001 and 2000, respectively; a risk-free interest rate of 6.50%, 6.69% and 7.25% for fiscal 2002, 2001 and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 9 - EMPLOYEE STOCK OPTIONS  (continued)

2000, respectively; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2002, 2001 and 2000, the weighted-average grant date fair value of such options was $2.76, $4.36 and $8.80, respectively.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options' vesting periods. The Company's pro forma information follows:

                                                      2002          2001          2000
                                                    ---------     ---------     ---------
          Net income:
            As reported .......................     $   6,293     $   4,440     $   8,649
            Pro forma .........................     $   5,731     $   3,715     $   7,939

          Earnings per share:
            As reported .......................     $    1.09     $    0.79     $    1.50
            Pro forma .........................     $    0.99     $    0.66     $    1.38

          Earnings per share-assuming dilution:
            As reported .......................     $    1.08     $    0.79     $    1.49
            Pro forma .........................     $    0.98     $    0.66     $    1.37

NOTE 10 - NON-EMPLOYEE DIRECTOR STOCK PLANS

In fiscal 1995, the stockholders of the Company adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and the stockholders of the Company. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of the Company's common stock. The shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. The Company records compensation expense for the amount of the directors' retainer fees. The Company benefits from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of the Company's common stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 2002, 2001 and 2000, there were 4,030, 5,084 and 6,258 shares issued to directors, respectively. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2002, 2001 and 2000 were $31,470, $30,080 and $25,447, respectively.

The Company offers other stock incentive plans for non-employee directors. In conjunction with these plans, 137,251 options were outstanding as of June 30, 2002. The options range in price from $6.09 to $19.00 and are generally exercisable beginning one year after the grant date. During fiscal 2002, 2001 and 2000, options totaling 3,289, 4,112 and 4,125 were exercised, respectively.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 11 - EMPLOYEE BENEFIT PLANS  (continued)

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the 401(k) Plan. Under the Program, participants may contribute 5% or 10% of their earnings, with the Company matching 25% or 50% of each participant's contribution depending on their length of employment. The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Total Company contributions to these plans were approximately $917,000, $921,000 and $1,406,000 in fiscal 2002, 2001 and 2000, respectively.

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

On November 2, 1999, the Board of Directors renewed the Rights Plan. A new amended and restated plan was adopted in the normal course of updating and extending the predecessor stockholder Rights Plan, which was scheduled to expire on December 31, 2000, and not in response to any acquisition proposal. The expiration date of the Rights Plan has been extended to October 19, 2009. The amended plan was altered to reflect prevailing stockholder Rights Plan terms, such as lowering the share ownership level which triggers the exercise of the Rights and eliminating the continuing director provision. The amended Rights Plan provides for an increase in the exercise price of the Rights under the plan from $36.00 to $70.00.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 13 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

The Company sells its products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military. The Company and its corresponding customer relationships are organized along men's and women's product lines. As a result, the Company has two reportable segments: (1) men's accessories consisting of belts, wallets, suspenders and other small leather goods and (2) women's accessories consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on the Company's corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes utilizing the accounting policies consistent in all material respects with those described in Note 1. No intersegment revenue is recorded.

Information regarding operations and assets by segment are as follows:

                                                           YEAR ENDED JUNE 30,
                                                    2002           2001           2000
                                                  ---------      ---------      ---------
Revenue from external customers:
  Men's accessories .........................     $ 107,525      $ 110,102      $ 110,003
  Women's accessories .......................        98,244         85,691         77,739
                                                  ---------      ---------      ---------
                                                  $ 205,769      $ 195,793      $ 187,742
                                                  =========      =========      =========
Operating income/(loss)(1):
  Men's accessories .........................     $   8,396      $  11,336      $  14,296
  Women's accessories .......................         4,770           (551)           961
                                                  ---------      ---------      ---------
                                                     13,166         10,785         15,257

Interest expense ............................        (2,933)        (3,584)        (3,236)
Other income(2) .............................            70             63          1,717
                                                  ---------      ---------      ---------
Income before income taxes ..................     $  10,303      $   7,264      $  13,738
                                                  =========      =========      =========
Depreciation and amortization expense:
  Men's accessories .........................     $   3,382      $   3,170      $   2,348
  Women's accessories .......................         1,999          2,054          1,508
                                                  ---------      ---------      ---------
                                                  $   5,381      $   5,224      $   3,856
                                                  =========      =========      =========
Capital expenditures:
  Men's accessories .........................     $     274      $     909      $     266
  Women's accessories .......................         1,596            839          1,573
  Corporate .................................         1,120          2,386          1,945
                                                  ---------      ---------      ---------
                                                  $   2,990      $   4,134      $   3,784
                                                  =========      =========      =========

Total assets:
  Men's accessories .........................     $  65,201      $  70,464      $  61,546
  Women's accessories .......................        46,157         50,388         45,948
  Corporate .................................        22,079         16,132         15,099
                                                  ---------      ---------      ---------
                                                  $ 133,437      $ 136,984      $ 122,593
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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 14 - RELATED PARTY TRANSACTIONS

During fiscal 2002, 2001 and 2000, the Company purchased inventory of approximately $35,221,000, $47,798,000, and $41,775,000, respectively, from a supplier who is a principal shareholder of the Company. The merchandise is purchased at amounts which the Company believes approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated in that the inventory may be purchased from various other sources.


NOTE 15 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 2002, is set forth below:

                                                           FIRST        SECOND       THIRD       FOURTH
                                                          QUARTER      QUARTER      QUARTER      QUARTER
                                                          --------     --------     --------     --------
FISCAL 2002
Net sales ...........................................     $ 54,106     $ 60,607     $ 46,629     $ 44,427
Gross profit ........................................       19,033       21,216       16,275       15,539
Income before income taxes ..........................        3,567        5,224          984          528
Net income ..........................................        2,182        3,191          598          322
Earnings per common share ...........................     $    .38     $    .55     $    .10     $    .06
Earnings per common share-assuming dilution .........     $    .38     $    .55     $    .10     $    .05

FISCAL 2001
Net sales ...........................................     $ 53,469     $ 56,223     $ 41,540     $ 44,561
Gross profit ........................................       18,181       19,656       13,965       13,959
Income before income taxes ..........................        3,328        4,636          633       (1,333)
Net income/(loss) ...................................        2,035        2,848          388         (831)
Earnings/(loss)per common share .....................     $    .36     $    .51     $    .07     $   (.15)
Earnings/(loss)per common share-assuming dilution ...     $    .36     $    .51     $    .07     $   (.15)

                         REPORT OF INDEPENDENT AUDITORS
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


To the Board of Directors of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.




                                                          /s/ ERNST & YOUNG

                                                          Fort Worth,  Texas
                                                          August 2, 2002

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


GENERAL

Tandy Brands Accessories, Inc. (the "Company") is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, gloves, hats, hair accessories, suspenders, cold weather accessories and sporting goods accessories. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS(R), LEVI'S(R), JONES NEW YORK(R), PERRY ELLIS(R), ROLFS(R), HAGGAR(R), WOOLRICH(R), JORDACHE(R), INDIAN MOTORCYCLE(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), PRINCESS GARDNER(R), AMITY(R), DON LOPER(R), ACCESSORY DESIGN GROUP(R), TEX TAN(R) and TIGER(R), as well as private brands for major retail customers. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores, drug stores, golf pro shops and sporting goods stores.

On March 4, 2002, the Company signed an exclusive licensing agreement with Levi Strauss & Co. to produce women's small leather goods and women's belts under the LEVI'S(R) name. The Company expects to begin shipping LEVI'S(R) products in July of 2002.

The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units as well as growth through acquisitions of similar businesses. During the fourth quarter of fiscal 2002, the Company acquired certain assets of AA&E Leathercraft, Inc. ("AA&E"). See Note 2 to the consolidated financial statements.

Sales and gross margin data from the Company's segments for fiscal 2002 compared to the previous two fiscal years were as follows:

                                                      YEAR ENDED JUNE 30,
                                               2002          2001          2000
                                             --------      --------      --------
                                                   (Dollars in thousands)
Net sales:
  Men's accessories ....................     $107,525      $110,102      $110,003
  Women's accessories ..................       98,244        85,691        77,739
                                             --------      --------      --------
Total net sales ........................     $205,769      $195,793      $187,742
                                             ========      ========      ========

Gross margin:
  Men's accessories ....................     $ 40,236      $ 41,915      $ 42,887
  Women's accessories ..................       31,827        23,846        23,312
                                             --------      --------      --------
Total gross margin .....................     $ 72,063      $ 65,761      $ 66,199
                                             ========      ========      ========

Gross margin as percentage of sales:
  Men's accessories ....................         37.4%         38.1%         39.0%

  Women's accessories ..................         32.4%         27.8%         30.0%

  Total ................................         35.0%         33.6%         35.3%

See Note 13 to the consolidated financial statements for certain other financial information with regard to the Company's men's and women's accessories segments.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


FISCAL 2002 COMPARED TO FISCAL 2001

NET SALES

Net sales increased $10.0 million, or 5.1%, in fiscal 2002 as compared to fiscal 2001. The overall increase was attributable to higher sales volume in existing women's product lines. Net sales of men's accessories decreased $2.6 million, or 2.3%, in fiscal 2002 compared to fiscal 2001. The decrease in men's sales was due to the difficult retail environment experienced during the first quarter of fiscal 2002, resulting in lower than anticipated mass merchant and department store orders. Although men's product sales decreased in fiscal 2002 as compared to fiscal 2001, the sales results were consistent with the Company's internal sales plan for fiscal 2002. Net sales of women's accessories increased $12.6 million, or 14.7%, in fiscal 2002 as compared to fiscal 2001. The increase was attributable to higher sales volume of women's mass merchant accessories, small leather goods and handbags. Due to the continued fashion trend in women's belts, the women's mass merchant accessory division accounted for $12.3 million of the $12.6 million overall increase in women's accessories net sales.

GROSS MARGIN

Gross margins increased $6.3 million, or 9.6%, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, gross margins increased 1.4% in fiscal 2002 compared to fiscal 2001. Men's gross margins decreased $1.7 million, or 4.0%, which was offset by an increase in women's gross margins of $8.0 million, or 33.5%, respectively, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, men's gross margins decreased 0.7%, in fiscal 2002 as compared to fiscal 2001. The decrease was the result of a greater sales mix of mass merchant sales and increased customer allowances. Women's gross margins as percentage of sales increased 4.6% in fiscal 2002 as compared to fiscal 2001. The increase was due to margin improvements in the Company's women's mass merchant product sales.

OPERATING EXPENSES

Selling, general and administrative expenses increased $3.8 million, or 7.6%, in fiscal 2002. As a percentage of sales, selling, general and administrative expenses increased 0.6%. The increase resulted primarily from the recording of $1.1 million of additional management bonuses as a result of improved financial performance as compared to the same period in the prior year.

Interest expense for the fiscal year ended 2002 decreased $0.7 million, as compared to the same period for the prior year. The decrease is primarily related to lower interest rates as well as lower debt levels as compared to the same period of the prior year.

Depreciation and amortization expenses were approximately $5.4 million in fiscal 2002, compared to approximately $5.2 million in fiscal 2001. The increase was primarily attributable to depreciation on capital expenditures related to leasehold improvements and equipment related to the Company's distribution facility in Dallas, Texas, for women's accessories as well as additional computer hardware and software applications.

The effective tax rate for fiscal 2002 was 38.9%, which was consistent with the same period in the prior fiscal year.

Net income for fiscal 2002 increased 41.7% to $6.3 million, or $1.08 per diluted share, compared to net income of $4.4 million, or $0.79 per diluted share, for fiscal 2001. The increase in fiscal 2002 net income was primarily due to the higher margin sales mix of women's accessories.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

FISCAL 2001 COMPARED TO FISCAL 2000

NET SALES

Net sales increased $8.1 million, or 4.3%, in fiscal 2001 as compared to fiscal 2000. The overall increase was attributable to higher sales volume in existing women's product lines and sales from Stagg Industries, Inc., acquired during fiscal 2001. Net sales of men's accessories increased 0.1% in fiscal 2001 compared to fiscal 2000. The increase was due to sales of $4.2 million contributed from the Company's acquisition of Stagg, which offset sales shortfalls experienced by the Company's core men's business due to the weak department store and chain retail environment as well as the discontinuation of business of several retail customers as a result of industry consolidation, store closures and bankruptcies. Net sales of women's accessories increased 10.2% in fiscal 2001 as compared to fiscal 2000. The increase was due to higher mass merchant accessories sales and $2.0 million in initial shipments of DOCKERS(R) women's belts, small leather goods and handbags.

GROSS MARGIN

Gross margins decreased $438,000, or 0.7%, in fiscal 2001 as compared to fiscal 2000. As a percentage of sales, gross margins decreased 1.7% in fiscal 2001 compared to fiscal 2000. Men's gross margins decreased $972,000, or 2.3%, which was partially offset by an increase in women's gross margins of $534,000, or 2.3%, respectively, in fiscal 2001 as compared to fiscal 2000. As a percentage of sales, men's and women's gross margins decreased 0.9% and 2.2%, respectively, in fiscal 2001 as compared to fiscal 2000. This overall decrease was the result of a greater sales mix of mass merchant sales and a 30.3% increase in customer allowances and discounts as compared to the prior fiscal year. The rise in customer allowances and discounts during fiscal 2001 was attributable to increased competition with substantial pricing pressure in the retail environment, especially in the sales of women's accessories to the Company's mass merchant customers.

OPERATING EXPENSES

Selling, general and administrative expenses increased $2.7 million, or 5.7%,in fiscal 2001. As a percentage of sales, selling, general and administrative expenses increased 0.3%. The increase resulted from the recording of $650,000 of additional bad debt expense related to the bankruptcy of a significant customer during the fourth quarter of fiscal 2001 as well as a $575,000 increase in advertising expense in fiscal 2001 as compared to the same period in the prior year.

Interest expense for the fiscal year ended 2001 increased $0.3 million,as compared to the same period for the prior year. The increase is primarily related to higher average debt levels in fiscal 2001.

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

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2002, the Company's operating activities provided cash of $26.3 million compared to $3.0 million for fiscal 2001. The increase was attributable to higher net income and improved inventory control initiatives. The Company used cash for investing activities of $3.7 million in fiscal 2002 compared to $6.8 million in fiscal 2001. During the fourth quarter of fiscal 2002, the Company acquired certain assets of AA&E using cash of $995,000. See Note 2 to the consolidated financial statements. During fiscal 2002, the Company invested a total of $2.7 million in additional property and equipment. Capital expenditures for fiscal 2002 included additional equipment for the Company's distribution facility in Dallas, Texas, as well as additional hardware and software applications.

The Company's primary sources of liquidity for its various expenditures have been cash flows from operations and borrowings under bank credit arrangements. The Company has an $80,000,000 committed secured revolving credit facility which can be used for general corporate purposes, including working capital requirements, acquisition activities and funding of letters of credit. The credit facility secured by essentially all of the assets of the Company and its subsidiaries requires the maintenance of certain financial covenants, which if not met, could adversely impact the liquidity of the Company. See Note 5 to the consolidated financial statements. The Company also has a Canadian line of credit for approximately $659,000 secured by a letter of credit from a U.S. bank. As of June 30, 2002, the Company had credit availability under its credit facilities of approximately $41.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2004.

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

See Note 7 to the consolidated financial statements for a discussion of the Company's future minimum rental and royalty commitments.

The Company believes it has adequate financial resources and access to sufficient credit facilities to satisfy its future working capital needs.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have transactions, arrangements or relationships with "special purpose" entities, and the Company does not have any off balance sheet debt.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

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

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS
                 TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


INVENTORIES

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value. If circumstances arise in which the market value of items in inventory decline below cost, an inventory markdown would be estimated and charged to expense in the period identified. Management closely monitors fashion trend items and anticipates additional inventory markdowns if market indications in fashion trends justify further reserves.

GOODWILL

Goodwill and other intangibles are amortized using the straight-line method over their estimated useful lives ranging from three to forty years. The weighted-average number of years over which goodwill and other intangibles are amortized is 19 years. Goodwill and other intangibles are reviewed for impairment based on estimated future undiscounted cash flows.

The Company examines the carrying value of its goodwill and other intangible assets as current events and circumstances warrant to determine whether there are any impairment losses. If indicators of impairment were present in intangible assets used in operations and future undiscounted cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified.

DERIVATIVES

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

                             SELECTED FINANCIAL DATA
                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                    (In thousands, except per share amounts)

                                                                    YEAR ENDED JUNE 30,
                                                   2002         2001         2000         1999         1998
                                                 --------     --------     --------     --------     --------
INCOME STATEMENT DATA:
Net sales ..................................     $205,769     $195,793     $187,742     $177,052     $133,889
Gross profit ...............................       72,063       65,761       66,199       64,347       47,769
Operating income ...........................       13,166       10,785       15,257       18,538       13,002
Interest expense ...........................        2,933        3,584        3,236        3,011        1,517
Net income .................................     $  6,293     $  4,440     $  8,649     $  9,717     $  7,237
Net income per share:
  Earnings per share .......................     $   1.09     $   0.79     $   1.50     $   1.70     $   1.30
  Earnings per share-assuming dilution .....     $   1.08     $   0.79     $   1.49     $   1.67     $   1.27

                                                                          JUNE 30,
                                                  2002         2001         2000         1999         1998
                                                 --------     --------     --------     --------     --------
BALANCE SHEET DATA:
Working capital ............................     $ 78,217     $ 86,383     $ 80,085     $ 80,847     $ 56,334
Total assets ...............................      133,437      136,984      122,593      120,138      108,020
Long-term debt .............................       30,000       47,400       41,075       47,425       35,000
Stockholders' equity .......................       80,664       74,135       69,874       62,192       50,841

Net income includes the net pre-tax benefit arising from the early terminations of licensing agreements of $1,600,000 in fiscal 2000.


                           PRICE RANGE OF COMMON STOCK
         Quoted by quarter for the two fiscal years ended June 30, 2002

FISCAL 2002                        HIGH         LOW           FISCAL 2001              HIGH          LOW
September .....................   $ 6.95       $5.55          September .............. $9.38         $6.69
December ......................   $ 8.05       $5.67          December ............... $7.63         $5.75
March .........................   $ 9.69       $7.05          March .................. $7.94         $6.00
June ..........................   $12.69       $9.15          June ................... $6.42         $5.00

As of August 12, 2002, there were approximately 927 stockholders of record.

DIRECTORS                                           C.A. Rundell, Jr.                            Marvin J. Girouard
                                                    Private Investor                             Chairman and Chief Executive
Dr. James F. Gaertner                                                                            Officer
Chairman of the Board                               Gene Stallings                               Pier 1 Imports, Inc.
President                                           Collegiate and Professional Football
Sam Houston State University                        Coach, Rancher, Author and Private           Roger R. Hemminghaus
                                                    Investor                                     Chairman Emeritus
J.S.B. Jenkins                                                                                   Ultramar Diamond Shamrock
President and Chief Executive Officer               Colombe M. Nicholas
Tandy Brands Accessories, Inc.                      Private Investor

-----------------------------------------------------------------------------------------------------------------------------------

OFFICERS                                            CORPORATE DATA

J.S.B. Jenkins                                      Corporate Offices                            Common Stock Transfer Agent
President and Chief Executive                       690 East Lamar Boulevard                     and Registrar
Officer                                             Suite 200                                    EquiServe
                                                    Arlington, Texas 76011                       www.equiserve.com
Stanley T. Ninemire                                 817-548-0090                                 781-575-3120
Executive Vice President                            www.tandybrands.com
                                                                                                 Corporate Counsel
Mark J. Flaherty                                    Annual Meeting                               Winstead Sechrest & Minick P.C
Chief Financial Officer                             10:00 a.m., October 16, 2002
                                                    Wyndham Arlington                            The Company's common stock
W. Mike Baggett                                     1500 Convention Center Drive                 is traded on the NASDAQ
Secretary                                           Arlington, Texas 76011                       National Market System under
                                                    817-261-8200                                 the trading symbol TBAC.

                                                                                                 The Company's Form 10-K
                                                                                                 Report for the year ended
                                                                                                 June 30, 2002, as filed with
                                                                                                 the Securities and Exchange
                                                                                                 Commission, is available
                                                                                                 without charge upon request
                                                                                                 to Mark J. Flaherty at the
                                                                                                 address of the Corporate
                                                                                                 Offices.


                                                              On the back cover:
                                     Men's All-Italian Architectural Dress Belts

                     [TANDY BRANDS ACCESSORIES, INC. LOGO]


                                    [PHOTO]


                            690 East Lamar Boulevard
                                   Suite 200
                             Arlington,Texas 76011
                                  817-548-0090
                              www.tandybrands.com


                                                                      1420-AR-02