Form 10-K, Exhibit 13
period 2003-06-30
TANDY BRANDS ACCESSORIES INC
filed 2003-09-23
CIK 869487

                                                                    EXHIBIT 13.1


                     (TANDY BRANDS ACCESSORIES, INC. LOGO)

                               ANNUAL REPORT 2003




                                    (PHOTO)





(TANDY BRANDS ACCESSORIES, INC. LOGO)
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com


Persistence...                                                   furthers all...



TBAC-AR-03

1991  Randy Lockard                       PERSISTENCE AWARD
      Maurice Lynch
                                          Persistence more than any other
1992  Don Hinton                          characteristic has led to the
      Roger Tully                         success of Tandy Brands Accessories,
                                          Inc. It is a trait that we encourage
1993  Larry Brandt                        and have integrated into our company
      Art Skach                           culture. Persistence makes us
      Mike Vaughn                         successful in all aspects of our
                                          business: it provides the
1994  Brian Hannigan                      determination to break through to a
      Kim Jones                           once-thought impossible sale; it
                                          turns on a creative light for a new
1995  Gary Glick                          product design; it formulates the
      Ken Leakey                          vision to serve our customers in a
                                          better way; and it produces the
1996  Jill Alfano                         determination to manufacture
      Harvey Shaps                        exceptional quality products
      Dick Silberlust                     every day.
                           (GRAPHIC)
1997  Beverly Bassett                     Initiated in 1991 by Tandy Brands
      Randall Hensley                     Accessories Inc.'s President
      Britt Jenkins*                      and CEO, J.S.B. Jenkins, the
      John Maloney                        Tandy Brands Persistence Award is
      David Wagner                        an annual award that recognizes
                                          associates who achieve excellence
1998  Steve Burke                         through persistence in a variety
      Rosie Iglesias                      of ways throughout the company. Since
      Jerry Wood                          its inception, we have had 46 award
                                          recipients who reflect the best of
1999  None                                Tandy Brands Accessories.

2000  Alex All                            An ancient Chinese proverb asserts,
      Kent Astle                          "Persistence furthers all." We trust
      Marty Jelacich                      you will see the results of our
      Steve Laux                          persistence throughout this
      Caroline Lecher                     annual report.
      Margie McLeod
      Donna Meskauskas
      Jessica Salinas
      Chris Sefton

2001  Albert Angel
      Richard Brown
      Ann Golden
      Jeff Karwich
      Marvin Kremling
      Shirley Lybrand

2002  Diane Hambly
      Lisa Harrell
      Dennis Heidaker
      Michelle Lopez
      Margo Mason
      Nancy Milford
      Perry Nelson
      Ralph Ryman
      Doug Shea

* Awarded by Tandy Brands
  Accessories Associates

                              FINANCIAL HIGHLIGHTS

                TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
                (Dollars in thousands, except per share amounts)

                                          2003            2002            2001
                                        --------        --------        --------
Total Revenues                          $224,487        $205,769        $195,793
Gross Margin                              78,088          72,063          65,761
Operating Income                          15,371          13,385          10,785
Net Income (1)                             7,136           6,293           4,440
Diluted Earnings Per Share                  1.18            1.08             .79
Working Capital                           89,131          78,217          86,383
Total Assets                             146,530         132,778         136,984
Stockholders' Equity                      90,054          80,664          74,135
Book Value Per Share                       14.96           13.67           12.60

(1) Fiscal 2003 net income includes cumulative effect of accounting change for SFAS No. 142 of ($581), or ($.10) per diluted share.


(TOTAL REVENUES GRAPH)                          (OPERATING INCOME GRAPH)


(EARNINGS PER DILUTED SHARE GRAPH)              (BOOK VALUE PER SHARE GRAPH)


                   (FISCAL 2003 PRODUCT LINE SALES PIE CHART)

FISCAL 2003 PRODUCT LINE SALES PIE CHART
(as a percent of net sales)

Handbags                               9.7%
Socks                                  8.5%
Small Leather Goods                   19.8%
Cold Weather                           2.8%
Other                                  6.1%
Belts                                 53.1%


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

STANLEY T. NINEMIRE
Executive Vice President

MARK J. FLAHERTY
Chief Financial Officer

W. MIKE BAGGETT
Secretary


CORPORATE DATA

CORPORATE OFFICES
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com

ANNUAL MEETING
10:00 a.m., October 15, 2003
Yoakum Community Center
105 Huck Street
Yoakum, Texas 77995


COMMON STOCK TRANSFER AGENT
  AND REGISTRAR
EquiServe
www.equiserve.com
781-575-3120

CORPORATE COUNSEL
Winstead Sechrest & Minick P.C.

The Company's common stock is
traded on the NASDAQ National
Market System under the trading
symbol TBAC.

The Company's Form 10-K Report
for the year ended June 30, 2003,
as filed with the Securities and
Exchange Commission, is available
without charge upon request to
Mark J. Flaherty at the address
of the Corporate Offices.

people...                                                             (GRAPHICS)
   products...
     performance...

Tandy Brands Accessories, Inc. (TBAC) is a leading international designer, manufacturer and marketer of fashion accessories for men, women and children. We currently have over 1,100 employees throughout the United States, Canada and China.

While Tandy Brands prides itself on its US and Canadian production, we also source a variety of high quality fashion accessories from factories around the world. Our primary product categories include men's and boys' belts, men's personal leather goods, women's belts, women's personal leather goods, women's handbags, women's accessories and children's accessories.

Tandy Brands' fashion accessories are distributed through a variety of retail stores, including department stores, national chains, mass merchants and specialty stores. We produce fashion accessories using a broad portfolio of owned and licensed brand names including Dockers(R), Levi's(R), Jones New York(R), Perry Ellis Portfolio(R), Perry Ellis America(R), Woolrich(R), Haggar(R), Amity(R), Canterbury(R), Princess Gardner(R), Accessory Design Group(R) and Rolfs(R).


                     (TANDY BRANDS ACCESSORIES, INC. LOGO)

CHAIRMAN AND PRESIDENT'S LETTER

.................................................................................



Dear Shareholders:

In a year where many companies were lowering expectations, Tandy Brands Accessories persisted to achieve its strategic and financial goals, continuing its history of steady growth in sales. We feel it is a privilege to represent our associates and their efforts as we report on the highlights of this year.

                                     (PICK-TO-LIGHT DISTRIBUTION SYSTEM GRAPHIC)

OUTSTANDING PEOPLE

It is difficult to sum up in a few words the enthusiasm and commitment of the over 1,100 Tandy Brands associates. These dedicated associates, working in all aspects of our business from sales to shipping, from product design to product manufacture and all the important jobs in between, make the company's success and growth a reality. Our success and the enthusiasm which we all feel about our products have allowed us to build a team of high caliber people who continue to create, produce and sell tomorrow's line of exciting fashion accessories.

SUPERIOR PRODUCT

This year we launched new product lines, expanded existing lines and continued to invest in equipment and technology which support our production and distribution facilities. We are extremely excited about our growing licensing relationship with Levi Strauss & Co. Following our successful launch of Dockers(R) and Levi's(R) women's accessories last year, we were able to obtain the license from Levi Strauss & Co. to produce the new Dockers(R) cold weather accessories line which will ship in fiscal 2004. This new business will help pave the way for additional sales growth.

We constantly invest and innovate to make sure our product and service remain the best. We continue to invest in our distribution centers and to enhance our ability to ship our products and to service our customers more efficiently. This year we invested in new pick-to-light distribution systems which will increase our picking speed and pick accuracy, while lowering our cost of picking our customers' orders. This is another example of persistence paying off in our operations centers-building added value for our customers and the company through improved distribution methods.

Product innovation is important in providing market leadership and newness in each of our product lines. Stretch leather belts, a wallet with a prepaid phone card and "initialed" leather goods for women all are new products introduced in this last year. We continued to design distinctive point-of-sale packaging as reflected by our very successful men's wood valet packaging for a collection of our men's belts and wallets. Product innovation and distinctive point-of-sale packaging have allowed us to maximize the price/value relationship of our products for our consumers, all of which results in increased sales at retail.

(BELTS GRAPHIC)

AWARD WINNING PERFORMANCE

While the year continued to be difficult in our industry, Tandy Brands' sales and net income both increased. Our performance was enhanced by this year's exciting women's fashion accessory trends which increased our sales both in mass merchant accessories as well as our branded women's handbags, belts and personal leather goods. This success is a reflection of determination and perseverance by all of our associates both in achieving sales increases and being aggressive in our cost management.

We are happy to report that during the fiscal year 2003, the retail community recognized our superior product and service by awarding the company with several prestigious awards. JCPenney recognized us as the "Merchandise Manager Accessories Supplier of the Year." For the third year in a row, Target named our Accessory Design Group as its "Vendor of the Year in Hosiery." Target also awarded

(GRAPHIC)

Accessory Design Group as the "Vendor of the Year for Operations Performance." Additionally, we were awarded "Supplier of the Quarter" twice by Wal-Mart for our performance in boys' and women's accessories. We are very proud of these and other awards that reflect the quality our clients have come to expect from Tandy Brands. As you can see, it truly was an award-winning year!

                                                                       (GRAPHIC)

EXPECTATIONS FOR 2004

We are beginning the year with excellent news for our shareholders by declaring the company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003, and will be paid on October 21, 2003. We are pleased to be able to return a portion of profits to shareholders through a dividend and believe this demonstrates our confidence in the company's continued financial strength.

Although we expect the retail economy to remain very challenging, we look forward to continuing our current sales momentum into fiscal 2004, driven primarily by the power of our portfolio of brands. We believe that our product lines are well positioned to capitalize on current retail trends and we are enthusiastic about several new growth initiatives for the coming year.

We want to express our appreciation to our fellow directors for their insight and strategic vision and guidance over the last year. We have great people and great products which, as we work with persistence, will result in great performance that benefits our shareholders, our customers and our associates.

We thank all of you for your continued support.

/s/ JAMES F. GAERTNER
James F. Gaertner (left)
Chairman of the Board
                                                        (PHOTO)
/s/ J.S.B. JENKINS
J.S.B. Jenkins (right)
President and Chief Executive Officer

(DOCKERS LOGO)



                                   (GRAPHIC)



          Classic, casual American style is revealed in our Dockers(R) line that bears exceptional comfort and value.

(LEVI'S LOGO)



                                   (GRAPHIC)



          Our Levi's(R) line is in step with a cool and easy lifestyle.

(ROLFS LOGO)
Designed and Crafted for Life



                                   (GRAPHIC)



            Our Rolfs(R) line continues the tradition of rich style,
                   high value and quality fashion merchandise.

(JONES NEW YORK LOGO)



                                   (GRAPHIC)



          Rich, sophisticated leathers reflect superior craftsmanship in our Jones New York(R) belt and small leather goods line.

(ACCESSORY DESIGN GROUP LOGO)



                                   (GRAPHIC)



          Coordinated fashion fun is swirling to life in our colorful cold weather accessories line created for the
                           young and young-at-heart.

CONSOLIDATED STATEMENTS OF INCOME

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)

                                                                        YEAR ENDED JUNE 30,
                                                              -----------------------------------------
                                                                 2003            2002            2001
                                                              ---------       ---------       ---------
Net sales                                                     $ 224,487       $ 205,769       $ 195,793
Cost of goods sold                                              146,399         133,706         130,032
                                                              ---------       ---------       ---------
    Gross margin                                                 78,088          72,063          65,761
Selling, general and administrative expenses                     58,450          53,297          49,752
Depreciation and amortization                                     4,267           5,381           5,224
                                                              ---------       ---------       ---------
    Total operating expenses                                     62,717          58,678          54,976
                                                              ---------       ---------       ---------
Operating income                                                 15,371          13,385          10,785
Interest expense                                                 (2,833)         (3,152)         (3,584)
Royalty and other income                                            101              70              63
                                                              ---------       ---------       ---------
Income before provision for income taxes and
  cumulative effect of accounting change                         12,639          10,303           7,264
Provision for income taxes                                        4,922           4,010           2,824
                                                              ---------       ---------       ---------
Net income before cumulative effect of accounting change          7,717           6,293           4,440
Cumulative effect of accounting change for SFAS No.142,
  net of income taxes of $369,000                                  (581)             --              --
                                                              ---------       ---------       ---------
    Net income                                                $   7,136       $   6,293       $   4,440
                                                              =========       =========       =========
Earnings per common share:
    Before cumulative effect of accounting change             $    1.30       $    1.09       $     .79
    Cumulative effect of accounting change                         (.10)             --              --
                                                              ---------       ---------       ---------
                                                              $    1.20       $    1.09       $     .79
                                                              =========       =========       =========
Earnings per common share-assuming dilution:
    Before cumulative effect of accounting change             $    1.28       $    1.08       $     .79
    Cumulative effect of accounting change                         (.10)             --              --
                                                              ---------       ---------       ---------
                                                              $    1.18       $    1.08       $     .79
                                                              =========       =========       =========
Common shares outstanding                                         5,952           5,779           5,605
                                                              =========       =========       =========
Common shares outstanding-assuming dilution                       6,046           5,833           5,609
                                                              =========       =========       =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars In thousands)

                                                                                               JUNE 30,
                                                                                         2003            2002
                                                                                      ---------       ---------
ASSETS
Current assets:
   Cash and cash equivalents                                                          $   3,814       $   6,506
   Accounts receivable, net of allowances of $1,745 and $1,707                           41,672          33,699
   Inventories                                                                           62,156          52,818
   Deferred income taxes                                                                  4,757           3,547
   Other current assets                                                                   1,250           1,259
                                                                                      ---------       ---------
      Total current assets                                                              113,649          97,829
                                                                                      ---------       ---------
Property, plant and equipment, at cost:
   Buildings                                                                              7,925           7,860
   Leasehold improvements                                                                 1,560           1,624
   Machinery and equipment                                                               22,400          19,957
                                                                                      ---------       ---------
                                                                                         31,885          29,441
   Accumulated depreciation                                                             (17,261)        (14,373)
                                                                                      ---------       ---------
      Net property, plant and equipment                                                  14,624          15,068
                                                                                      ---------       ---------
Other assets:
   Goodwill, net of accumulated amortization of $7,143                                   11,641          12,467
   Other intangibles, net of accumulated amortization of $3,874 and $3,371                4,900           5,403
   Other noncurrent assets                                                                1,716           2,011
                                                                                      ---------       ---------
      Total other noncurrent assets                                                      18,257          19,881
                                                                                      ---------       ---------
                                                                                      $ 146,530       $ 132,778
                                                                                      =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                   $  14,522       $  12,755
   Accrued payroll and bonuses                                                            4,193           3,049
   Accrued expenses                                                                       5,803           3,808
                                                                                      ---------       ---------
      Total current liabilities                                                          24,518          19,612
                                                                                      ---------       ---------
Other liabilities:

   Notes payable                                                                         30,000          30,000
   Deferred income taxes                                                                  1,776             648
   Other noncurrent liabilities                                                             182           1,854
                                                                                      ---------       ---------
      Total other liabilities                                                            31,958          32,502
                                                                                      ---------       ---------
Commitments (Note 7)

Stockholders' equity:
   Preferred stock, $1 par value; 1,000,000 shares authorized; none issued                   --              --
   Common stock, $1 par value; 10,000,000 shares authorized;
      6,019,286 shares and 5,899,173 shares issued and outstanding
      as of June 30, 2003 and 2002, respectively                                          6,019           5,899
   Additional paid in capital                                                            23,802          22,690
   Retained earnings                                                                     61,429          54,293
   Cumulative other comprehensive income                                                 (1,196)         (1,706)
   Treasury stock, at cost (66,260 shares at June 30, 2002)                                  --            (512)
                                                                                      ---------       ---------
      Total stockholders' equity                                                         90,054          80,664
                                                                                      ---------       ---------
                                                                                      $ 146,530       $ 132,778
                                                                                      =========       =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands)

                                                                              2003            2002            2001
                                                                           ---------       ---------       ---------
Cash flows from operating activities:
   Net income                                                              $   7,136       $   6,293       $   4,440
   Adjustments to reconcile net income to net cash
    provided by (used for) operating activities:
      Depreciation                                                             3,677           3,774           3,842
      Amortization                                                               503           1,523           1,443
      Amortization of debt origination costs                                     269             219              --
      Deferred taxes                                                             (95)           (388)           (360)
      Cumulative effect of accounting change, net of tax                         581              --              --
      Other                                                                      100            (674)           (385)
   Change in assets and liabilities, net of effects from acquisition:
      Accounts receivable                                                     (7,973)            996          (2,291)
      Inventories                                                             (9,338)          9,761          (3,737)
      Other assets                                                              (122)           (548)         (1,734)
      Accounts payable                                                         1,767           3,347           1,962
      Accrued expenses                                                         1,503           1,963            (156)
                                                                           ---------       ---------       ---------
   Net cash provided by (used for) operating activities                       (1,992)         26,266           3,024
                                                                           ---------       ---------       ---------
Cash flows from investing activities:
   Purchases of property and equipment                                        (2,444)         (2,716)         (3,484)
   Purchase of assets of AA&E Leathercraft, Inc.                                  --            (995)             --
   Acquisition of Stagg Industries, Inc.                                          --              --          (2,794)
   Purchase of assets of Torel, Inc.                                              --              --            (558)
                                                                           ---------       ---------       ---------
   Net cash used for investing activities                                     (2,444)         (3,711)         (6,836)
                                                                           ---------       ---------       ---------
Cash flows from financing activities:
   Sale of stock to stock purchase program                                     1,381           1,131           1,222
   Exercise of employee stock options                                            363             141             128
   Purchase of treasury stock                                                     --              --          (1,641)
   Proceeds from borrowings                                                   66,145          65,432         128,971
   Payments under borrowings                                                 (66,145)        (82,832)       (125,450)
                                                                           ---------       ---------       ---------
   Net cash provided by (used for) financing activities                        1,744         (16,128)          3,230
                                                                           ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                          (2,692)          6,427            (582)
Cash and cash equivalents at beginning of period                               6,506              79             661
                                                                           ---------       ---------       ---------
Cash and cash equivalents at end of period                                 $   3,814       $   6,506       $      79
                                                                           =========       =========       =========
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                                             $   2,560       $   2,720       $   3,828
      Income taxes                                                             4,662           3,602           3,304

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars In thousands)

                                                                               CUMULATIVE
                                       COMMON STOCK     ADDITIONAL               OTHER          TREASURY STOCK          TOTAL
                                    -----------------    PAID IN    RETAINED  COMPREHENSIVE  --------------------    STOCKHOLDER'S
                                    SHARES     AMOUNT    CAPITAL    EARNINGS     INCOME       SHARES       AMOUNT       EQUITY
                                  ---------    ------   ----------  --------  -------------  --------     -------    -------------
Balance at June 30, 2000          5,808,968    $5,809    $ 22,426    $43,560    $  (479)     (156,092)    $(1,442)    $ 69,874
Comprehensive income:
   Net income                            --        --          --      4,440         --            --          --        4,440
   Other comprehensive income,
    net of tax:
      Currency translation
       adjustments                       --        --          --         --       (182)           --          --         (182)
      Cumulative effect of
       change in accounting
       principle - fair value
       of interest rate swap             --        --          --         --        308            --          --          308
      Fair value of interest
       rate swap                         --        --          --         --       (317)           --          --         (317)
                                                                                                                      --------
Comprehensive income                                                                                                     4,249
                                                                                                                      --------
Sale of stock to the Tandy
  Brands Accessories, Inc.
  Stock Purchase Program                 --        --        (211)        --         --       176,888       1,433        1,222
Sale of unissued common stock
  to employees for exercise
  of stock options                   19,791        20         108         --         --            --          --          128
Issuance of stock pursuant to
  the purchase of assets of
  Torel, Inc.                        54,167        54         249         --         --            --          --          303
Purchase of treasury stock               --        --          --         --         --      (232,807)     (1,641)      (1,641)
                                  ---------    ------    --------    -------    -------      --------     -------     --------
Balance at June 30, 2001          5,882,926     5,883      22,572     48,000       (670)     (212,011)     (1,650)      74,135

Comprehensive income:
   Net income                            --        --          --      6,293         --            --          --        6,293
   Other comprehensive
    income, net of tax:
      Currency translation
       adjustments                       --        --          --         --          5            --          --            5
      Fair value of interest
       rate swap                         --        --          --         --     (1,041)           --          --       (1,041)
                                                                                                                      --------
Comprehensive income                                                                                                     5,257
                                                                                                                      --------
Sale of stock to the Tandy
  Brands Accessories, Inc.
  Stock Purchase Program                 --        --          (7)        --         --       145,751       1,138        1,131
Sale of unissued common
  stock to employees for
  exercise of stock options          12,958        13         101         --         --            --          --          114
Sale of unissued common
  stock to directors for
  exercise of stock options           3,289         3          24         --         --            --          --           27
                                  ---------    ------    --------    -------    -------      --------     -------     --------
Balance at June 30, 2002          5,899,173     5,899      22,690     54,293     (1,706)      (66,260)       (512)      80,664
Comprehensive income:
   Net income                            --        --          --      7,136         --            --          --        7,136
   Other comprehensive
    income, net of tax:
      Currency translation
       adjustments                       --        --          --         --        488            --          --          488
      Fair value of interest
       rate swap                         --        --          --         --         22            --          --           22
                                                                                                                      --------
Comprehensive income                                                                                                     7,646
                                                                                                                      --------
Sale of stock to the Tandy
  Brands Accessories, Inc.
  Stock Purchase Program             72,941        73         796         --         --        66,260         512        1,381
Sale of unissued common
  stock to employees for
  exercise of stock options          44,587        44         298         --         --            --          --          342
Sale of unissued common stock
  to directors for exercise
  of stock options                    2,585         3          18         --         --            --          --           21
                                  ---------    ------    --------    -------    -------      --------     -------     --------
Balance at June 30, 2003          6,019,286    $6,019    $ 23,802    $61,429    $(1,196)           --     $    --     $ 90,054
                                  =========    ======    ========    =======    =======      ========     =======     ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and Basis of Presentation

Tandy Brands Accessories, Inc. (the "Company") designs, manufactures and markets fine leather goods, handbags and fashion accessories for men, women and children. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2003 presentation. These reclassifications had no effect on net income, total assets, total liabilities or shareholders' equity as previously reported.

Cash and Cash Equivalents

We consider cash on hand, deposits in banks and short-term investments with original maturities of less than three months as cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value.

Inventories consist of the following:

                                     June 30,
                              2003               2002
                           -----------       -----------
Raw materials ......       $ 4,789,000       $ 3,980,000
Work-in-process ....         1,032,000           977,000
Finished goods .....        56,335,000        47,861,000
                           -----------       -----------
                           $62,156,000       $52,818,000
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

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated fair value, based on future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Our financial instruments consist primarily of cash, trade receivables, trade payables, debt instruments and interest rate swaps. The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values. The potential impact of market conditions on the fair value of our indebtedness is not expected to be material. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximates carrying value. See Note 5 for information regarding our interest rate swap agreement.

Goodwill and Other Intangibles

Effective July 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment- only approach. During the first quarter of fiscal 2003, we recorded a transitional goodwill impairment charge of $950,000 ($581,000, net of tax), presented as a cumulative effect of an accounting change. The charge related to our women's accessories segment of products. Prior to the adoption of SFAS No. 142, we amortized goodwill and other intangible assets using the straight-line method over their estimated useful lives which range from three to forty years. We continue to amortize finite-lived intangibles, primarily trade names, over their useful lives. (See
Note 8.)

Foreign Currency Translation

The functional currency for our Canadian subsidiary is the Canadian Dollar. The assets and liabilities of the subsidiary are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting translation gains or losses are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year. Cumulative other comprehensive income included currency translation adjustments of ($177,000), ($665,000) and ($661,000) at June 30, 2003, 2002 and 2001,
respectively.

Revenues

We recognize revenue when merchandise is shipped to customers and title to the goods has passed from us to the customer. Sales returns and allowances are recorded at the time we can reasonably estimate the amounts.

We perform periodic credit evaluations of our customers' financial conditions and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management's expectations and we generally do not require collateral.

Major Customers

Consolidated net sales to Wal-Mart accounted for approximately 36%, 39% and 38% of our sales in fiscal 2003, 2002 and 2001, respectively. Both men's and women's accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 15%, 13% and 10% of our sales in fiscal 2003, 2002 and 2001, respectively. Women's accessories sales include revenues from Target. (See Note 12.) No other customers accounted for 10% or more of total revenues.

Advertising Costs

We expense advertising costs as they are incurred. Advertising costs were $2,079,000, $2,224,000 and $1,758,000 in fiscal 2003, 2002 and 2001, respectively, consisting primarily of shows and conventions as well as display and print advertising.

Stock-Based Compensation

We may, with the approval of our Board of Directors, grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, we recognize no compensation expense for the stock option grants. The following table reflects the impact on net income if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for fiscal 2003, 2002 and 2001:

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                                                       2003             2002             2001
                                                                                     ---------        ---------        ---------
Net income:
    As reported ..............................................................       $   7,136        $   6,293        $   4,440
       Deduct: stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value-based method had been applied to
         all awards ..........................................................            (496)            (562)            (725)
                                                                                     ---------        ---------        ---------
    Pro forma ................................................................       $   6,640        $   5,731        $   3,715
                                                                                     =========        =========        =========

Earnings per share:
    As reported ..............................................................       $    1.20        $    1.09        $    0.79
    Pro forma ................................................................       $    1.12        $    0.99        $    0.66

Earnings per share - assuming dilution:
    As reported ..............................................................       $    1.18        $    1.08        $    0.79
    Pro forma ................................................................       $    1.10        $    0.98        $    0.66

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2003, 2002 and 2001: dividend yield of 0.0%; expected volatility of 0.270%, 0.334% and 0.356% for fiscal 2003, 2002 and 2001, respectively; a risk-free interest rate of 5.25%, 6.50% and 6.69% for fiscal 2003, 2002 and 2001, respectively; and an expected holding period of seven years. Using these assumptions for the options granted during fiscal 2003, 2002 and 2001, the weighted-average grant date fair value of such options was $4.76, $2.76 and $4.36, respectively.

The Black-Scholes valuation models are used in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility and the average life of options. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, Statements 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133, as amended on July 1, 2000, resulted in the cumulative effect of an accounting change, net of tax, of approximately $308,000 in other comprehensive income. Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is reevaluated as business conditions change.

Impact of Recently Issued Accounting Standards

Effective July 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Please refer to Note 8 for information regarding goodwill and other intangible assets and the impact the adoption of this Statement had on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities, such as restructurings, terminating employees involuntarily and consolidating facilities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 during the quarter ended March 31, 2003. The adoption of this Statement did not have a material effect on our consolidated financial position or statements of income, stockholders' equity and cash flows.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. Generally, FIN 45 applies to certain types of financial guarantees that contingently require the guarantor to make payments to the guaranteed

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

party based on changes in an underlying asset, liability or an equity security of the guaranteed party; performance guarantees involving contracts which require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement; indemnification agreements that contingently require the guarantor to make payments to an indemnified party based on changes in an underlying asset, liability or an equity security of the indemnified party; or indirect guarantees of the indebtedness of others. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements under FIN 45 are effective for financial statements ending after December 15, 2002, and are applicable to all guarantees issued by the guarantor subject to FIN 45's scope, including guarantees issued prior to FIN 45. We adopted FIN 45 during the quarter ended March 31, 2003. The adoption of FIN 45 did not have a material effect on our consolidated financial position or statements of income, stockholders' equity and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. This Statement also amends disclosure provisions to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We do not currently plan to adopt the fair value method; however, we did adopt the disclosure provisions of SFAS No. 148, which became effective for financial statements for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 addresses consolidation by business enterprises of variable interest entities with certain defined characteristics. This interpretation applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest created or obtained before February 1, 2003. For variable interest entities created or obtained after January 31, 2003, the consolidation requirement provisions of FIN 46 shall be applied immediately. We do not have variable interest entities that would be subject to the consolidation provisions of FIN 46 and, accordingly, FIN 46 will not have an impact on our consolidated financial position or statements of income, stockholders' equity and cash flows.

NOTE 2 - ACQUISITIONS

On January 18, 2001, we acquired all of the outstanding common stock of Stagg Industries, Inc. ("Stagg") for approximately $2,750,000 in cash plus contingent consideration of up to $250,000. The cash purchase price was provided by drawing on existing bank lines. In conjunction with the purchase, we assumed certain liabilities of which $2,804,000 in bank indebtedness was immediately retired. Stagg is a distributor and marketer of men's and children's belts, neckwear, small leather goods and other accessories to various department stores and specialty retailers. We combined Stagg with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition which resulted in goodwill of approximately $2,770,000. Other intangibles related to the consideration given for non-compete agreements of approximately $250,000 are being amortized over 3 years. The pro forma effects of this acquisition are not material.

On April 17, 2001, we acquired certain assets of Torel, Inc. ("Torel") for an aggregate purchase price of $861,000, including acquisition- related costs. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 76,000 square foot building located in Yoakum, Texas. The purchase price was comprised of $558,000 in cash and 54,167 shares of our common stock valued at $303,000. Torel is a manufacturer and distributor of men's belts and sporting goods accessories. We combined Torel with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition and the resultant intangibles related to the consideration given for non-compete agreements of approximately $100,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

On April 12, 2002, we acquired certain assets of AA&E Leathercraft, Inc. ("AA&E") for approximately $995,000 in cash. The cash purchase price was provided by drawing on our existing credit facility. The assets included, but were not limited to, wholesale accounts receivable, wholesale inventory, certain machinery and equipment, and a 10,000 square foot building located in Yoakum, Texas. AA&E is a manufacturer and distributor of leather sporting goods accessories. We combined AA&E with existing product offerings in our men's accessories segment. (See Note 12.) We used the purchase method of accounting for this acquisition which resulted in goodwill of approximately $164,000. Other intangibles related to the consideration given for non-compete agreements of approximately $75,000 are being amortized over 7 years. The pro forma effects of this acquisition are not material.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

NOTE 3 - EARNINGS PER SHARE

The following sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                                                     YEAR ENDED JUNE 30,
                                                                              2003           2002          2001
                                                                             -------        -------       -------
Numerator for basic and diluted earnings per share:
   Net income before cumulative effect of accounting change ...............  $ 7,717        $ 6,293       $ 4,440
   Cumulative effect of accounting change for SFAS No. 142, net of
      income taxes ........................................................     (581)            --            --
                                                                             -------        -------       -------
         Net income .......................................................  $ 7,136        $ 6,293       $ 4,440
                                                                             =======        =======       =======

Denominator:
   Weighted-average shares outstanding ....................................    5,934          5,765         5,592
   Contingently issuable shares ...........................................       18             14            13
                                                                             -------        -------       -------
      Denominator for basic earnings per share-weighted-average shares ....    5,952          5,779         5,605

Effect of dilutive securities:
   Employee stock options .................................................       78             46             3
   Director stock options .................................................       16              8             1
                                                                             -------        -------       -------
      Dilutive potential common shares ....................................       94             54             4

Denominator for earnings per share assuming dilution-adjusted
   weighted-average shares ................................................    6,046          5,833         5,609
                                                                             =======        =======       =======

Earnings per share:
   Before cumulative effect of accounting change ..........................  $  1.30        $  1.09       $   .79
   Cumulative effect of accounting change .................................     (.10)            --            --
                                                                             -------        -------       -------
                                                                             $  1.20        $  1.09       $   .79
                                                                             =======        =======       =======
Earnings per share-assuming dilution:
   Before cumulative effect of accounting change ..........................  $  1.28        $  1.08       $   .79
   Cumulative effect of accounting change .................................     (.10)            --            --
                                                                             -------        -------       -------
                                                                             $  1.18        $  1.08       $   .79
                                                                             =======        =======       =======

Options to purchase approximately 535,000 shares of common stock at prices ranging from $11.67-$19.75 per share were outstanding during fiscal year 2003 but were not included in the computation of earnings per share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

NOTE 4 - STOCK REPURCHASE PROGRAM

On October 17, 2000, our Board of Directors approved a plan to repurchase, from time to time in the open market or through negotiated transactions, shares of our common stock at an aggregate purchase price of up to $2,000,000. This program is an extension of the $4,000,000 stock repurchase plan we initiated on October 20, 1999, and extended on April 26, 2000. Any open market purchases will be at prevailing market prices. The timing of any repurchases will depend on market conditions, market price and management's assessment of our liquidity and cash flow needs. Any repurchased shares will be added to our treasury shares and may be used for our stock plans and other corporate purposes. The funds required for the repurchases will be provided from our current cash balances, operating cash flow or our credit facility. No shares were repurchased during fiscal 2002 or 2003. During fiscal 2001, we repurchased 232,807 shares of treasury stock under the repurchase program at a cost of approximately $1,641,000. During fiscal 2003, 2002 and 2001, 66,260, 145,751 and 176,888 shares of treasury stock, respectively, were reissued to our employee stock purchase program.

NOTE 5 - CREDIT ARRANGEMENTS

On June 26, 2003, we amended our committed secured revolving credit facility ("credit facility") with certain financial institutions. The amendment to the credit facility extended the expiration of the agreement from June 27, 2004, to November 30, 2006, and reduced the

                                                                    EXHIBIT 13.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 5 - CREDIT ARRANGEMENTS  (continued)

facility from $80,000,000 to $60,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility ("swing line") which may be used for same day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at variable rates with short-term durations. The credit facility may be used for borrowings and letters of credit. The credit facility is secured by essentially all our assets and the assets of our subsidiaries and requires the maintenance of certain financial covenants which, if not met, could adversely impact our liquidity. Our amended credit facility permits the payment of dividends and does not require us to enter into an interest rate swap agreement against the borrowings under the credit facility. The credit facility also includes a commitment fee based on certain financial performance objectives ranging from 25 to 37.5 basis points on the unused balance. Principal payments on the credit facility are due on the expiration date. At June 30, 2003 and 2002, we had borrowings under the credit facility of $30,000,000, bearing interest at 5.60%. At June 30, 2003 and 2002, we had no borrowings under the swing line. Given that such lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximate carrying value.

At June 30, 2003 and 2002, we had outstanding letters of credit under the credit facility of $7,352,000 and $8,126,000, respectively, which were used in conjunction with merchandise procurement.

We also have a Canadian line of credit for approximately $738,000 secured by a letter of credit from a U.S. bank. At June 30, 2003 and 2002, there were no borrowings under this line of credit.

We are subject to interest rate risk on our long-term debt. We manage our exposure to changes in interest rates. We hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. On July 1, 2001, we entered into a three-year interest rate swap agreement with the administrative agent of our credit facility, which expires on June 27, 2004, converting $30,000,000 of outstanding indebtedness from a variable to a fixed interest rate. The average receive rate is based on a 90-day LIBOR rate. At June 30, 2003, the receive and pay rates related to the interest rate swap were 1.29% and 5.60%, respectively. Interest differentials paid or received under the swap agreement are reflected as an adjustment to interest expense when paid. Prior to June 26, 2003, the interest rate swap agreement represented a valid cash flow hedge investment under SFAS No. 133. As such, during fiscal 2003, changes in the fair value of the interest rate swap were recognized in other comprehensive income. The fair value of the swap agreement at June 30, 2003, 2002 and 2001, is approximately ($1,665,000), ($1,700,000) and
($15,000), respectively, and is included in accrued liabilities at June 30, 2003, and other noncurrent liabilities at June 30, 2002 and 2001. At June 30, 2003, 2002 and 2001 the balance in other comprehensive income, related to the swap agreement, was approximately ($1,019,000), ($1,041,000) and ($9,000), respectively. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.

In conjunction with the amendment to our credit facility, we discontinued hedge accounting on this swap. We intend to hold the swap until maturity on June 27, 2004. The change in the fair value of the swap agreement and balance in other comprehensive income will be charged to interest expense over the term of the swap.

At June 30, 2003, we had borrowings under our credit lines of $30,000,000 bearing a weighted-average interest rate of 3.09%.

At June 30, 2003, we had credit availability under our credit facility of approximately $21.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 6 - INCOME TAXES

Significant components of our deferred tax assets and liabilities as of June 30, 2003 and 2002, are as follows:

                                                 2003              2002
                                             ------------      ------------
Deferred tax assets:
  Account receivable valuation .........     $    601,000      $    539,000
  Inventory valuation ..................        2,399,000         2,256,000
  Interest rate swap ...................          646,000           659,000
  Other,net ............................        1,111,000           752,000
                                             ------------      ------------
    Total deferred tax asset ...........        4,757,000         4,206,000
                                             ------------      ------------
Deferred tax liabilities:
  Goodwill and other intangibles .......         (950,000)       (1,038,000)
  Depreciation .........................         (826,000)         (269,000)
                                             ------------      ------------
    Total deferred tax liabilities .....     $ (1,776,000)     $ (1,307,000)
                                             ------------      ------------
Net deferred tax asset .................     $  2,981,000      $  2,899,000
                                             ============      ============

Significant components of the provision (benefit) for income taxes are as follows:

                                        2003              2002              2001
                                    ------------      ------------      ------------
Current:
   Federal ....................     $  4,189,000      $  4,215,000      $  2,918,000
   Foreign ....................           53,000           (88,000)           12,000
   State and local ............          406,000           271,000           254,000
                                    ------------      ------------      ------------
                                       4,648,000         4,398,000         3,184,000
                                    ------------      ------------      ------------
Deferred:
   Federal ....................          249,000          (369,000)         (333,000)
   State and local ............           25,000           (19,000)          (27,000)
                                    ------------      ------------      ------------
                                         274,000          (388,000)         (360,000)
                                    ------------      ------------      ------------

      Income tax provision ....     $  4,922,000      $  4,010,000      $  2,824,000
                                    ============      ============      ============

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

                                                                   2003        2002        2001
                                                                  ------      ------      ------
Statutory rate ..............................................       34.0%       34.0%       34.0%
State and local taxes, net of federal income tax benefit ....        3.5%        2.5%        2.1%
Other, net ..................................................        1.4%        2.4%        2.8%
                                                                  ------      ------      ------
                                                                    38.9%       38.9%       38.9%
                                                                  ======      ======      ======

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 7 - COMMITMENTS

We lease property, which includes office, manufacturing and warehouse facilities, under operating leases expiring through the year 2010 with varying renewal and escalation clauses. Rental expense for fiscal 2003, 2002 and 2001, totaled $2,165,000, $2,251,000 and $2,199,000, respectively.

We have entered into licensing agreements with other companies for the purpose of using their trademarks on our products. Royalty expense related thereto for fiscal 2003, 2002 and 2001, totaled $1,821,000, $1,960,000 and $984,000, respectively.

Future minimum rental and royalty commitments as of June 30, 2003, are as follows:

    FISCAL YEAR             AMOUNT
--------------------     ------------
2004 ...............     $  2,532,000
2005 ...............        1,370,000
2006 ...............        1,162,000
2007 ...............          833,000
2008 ...............          700,000
Thereafter .........        1,049,000
                         ------------
                         $  7,646,000
                         ============

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

Effective July 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimated the fair value of a reporting unit using a discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

Using the SFAS No. 142 approach described above, we recorded a transitional goodwill impairment charge during the first quarter of fiscal 2003 of $950,000 ($581,000, net of tax), presented as a cumulative effect of accounting change. This charge related to our women's accessories segment of products.

Pursuant to SFAS No. 142, goodwill and indefinite-lived intangible assets must be tested for impairment annually at the same time every year, and in between annual testing dates if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. In conjunction with the adoption of SFAS No. 142, we reassessed the useful lives and the classification of our finite-lived acquired intangible assets and determined that no revisions were necessary.

The following table illustrates the gross carrying amount and accumulated amortization of our acquired intangible assets as of June 30, 2003, compared to the previous year (in thousands):

                                                                          2003          2002
                                                                        --------      --------
Amortized intangible assets (various, principally tradenames):
   Gross carrying amount ..........................................     $  8,774      $  8,774
   Accumulated amortization .......................................       (3,874)       (3,371)
                                                                        --------      --------
      Net amortized intangible assets .............................     $  4,900      $  5,403
                                                                        ========      ========

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS (continued)

Amortization expense for acquired finite-lived intangible assets during the year ended June 30, 2003, was $503,000. The following table illustrates our estimated amortization expense through June 30, 2008:

Estimated amortization expense:

Fiscal year ending 6/30/04 .............     $  394,000
Fiscal year ending 6/30/05 .............     $  361,000
Fiscal year ending 6/30/06 .............     $  361,000
Fiscal year ending 6/30/07 .............     $  361,000
Fiscal year ending 6/30/08 .............     $  361,000

The following table reconciles net income, earnings per common share and earnings per share-assuming dilution, adjusted to exclude amortization expense recognized in such periods related to goodwill (dollars in thousands, except per share amounts):


                                                                                                  YEAR ENDED JUNE 30,
                                                                                          2003           2002           2001
                                                                                       ----------     ----------     ----------
Reported net income before cumulative effect of accounting change ................     $    7,717     $    6,293     $    4,440
Add back after-tax amounts:
   Goodwill amortization .........................................................             --            622            570
                                                                                       ----------     ----------     ----------
Adjusted net income before cumulative effect of accounting change ................     $    7,717     $    6,915     $    5,010
                                                                                       ==========     ==========     ==========


Earnings per common share before cumulative effect of accounting change:
   Reported net income ...........................................................     $     1.30     $     1.09     $      .79
   Goodwill amortization .........................................................             --            .11            .10
                                                                                       ----------     ----------     ----------
Adjusted basic earnings per common share before cumulative effect of
    accounting change ............................................................     $     1.30     $     1.20     $      .89
                                                                                       ==========     ==========     ==========

Earnings per share - assuming dilution before cumulative effect of accounting change:
   Reported net income ...........................................................     $     1.28     $     1.08     $      .79
   Goodwill amortization .........................................................             --            .11            .10
                                                                                       ----------     ----------     ----------
Adjusted earnings per share - assuming dilution before cumulative
    effect of accounting change ..................................................     $     1.28     $     1.19     $      .89
                                                                                       ==========     ==========     ==========

The following table illustrates the changes in the carrying amount of goodwill by reportable segment for the year ended June 30, 2003:

                         JUNE 30,     IMPAIRMENT                     JUNE 30,
                           2002         LOSSES        OTHER (1)        2003
                        ---------     ----------      ---------     ---------
Men's accessories       $   9,733     $       --      $     124     $   9,857
Women's accessories         2,734           (950)            --         1,784
                        ---------     ----------      ---------     ---------
Total                   $  12,467     $     (950)     $     124     $  11,641
                        =========     ==========      =========     =========

(1)  Difference due to foreign currency translation adjustments.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 9 - STOCK OPTIONS

Employee Stock Options

We have adopted various stock option incentive plans for officers and key management employees. All options are granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. The following table reflects the employee stock option transactions from June 30, 2000, to June 30, 2003:


                                                                                                   NUMBER         WEIGHTED-AVERAGE
                                                                                                  OF SHARES        EXERCISE PRICE
                                                                                               --------------      --------------
Outstanding at June 30, 2000 .............................................................            601,954      $        13.96

Options granted ..........................................................................            169,500      $         8.38
Options exercised ........................................................................            (15,526)     $         2.74
Options canceled or expired ..............................................................                 --      $           --
                                                                                               --------------
Outstanding at June 30, 2001 .............................................................            755,928      $        12.94

Options granted ..........................................................................            180,000      $         5.63
Options exercised ........................................................................            (12,958)     $         8.70
Options canceled or expired ..............................................................            (80,956)     $        11.13
                                                                                               --------------
Outstanding at June 30, 2002 .............................................................            842,014      $        11.62

Options granted ..........................................................................            179,000      $        11.67
Options exercised ........................................................................            (44,587)     $         7.68
Options canceled or expired ..............................................................            (97,900)     $        15.02
                                                                                               --------------
Outstanding at June 30, 2003 .............................................................            878,527      $        11.40
                                                                                               ==============

Exercisable at June 30, 2003 .............................................................            548,544      $        12.80
                                                                                               ==============

The following table segregates outstanding options into groups based on price ranges of less than and more than $10 per share as of June 30, 2003:


                                                                                                      $6.38-$9.25      $12.31-$19.75
                                                                                                     -------------     -------------
All outstanding options:
    Number of shares ...........................................................................           381,780           496,747
    Weighted-average exercise price ............................................................     $        7.03     $       14.76
    Weighted-average remaining contractual life ................................................         7.3 years         7.0 years

Exercisable options:
    Number of shares ...........................................................................           218,294           330,250
    Weighted-average exercise price ............................................................     $        7.48     $       16.32

Non-Employee Director Stock Plans

In fiscal 1995, our stockholders adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the "Deferral Plan"). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and our stockholders. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of shares of our common stock. All amounts deferred are credited to a bookkeeping reserve account we maintain in units which are equivalent in value to our common stock. The units representing shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. We record compensation expense for the amount of the directors' retainer fees. We benefit from cash retained when directors elect to defer their retainer fees and receive stock. The Deferral Plan provides for the granting of up to 50,000 shares of our common

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 9 - STOCK OPTIONS (continued)

stock to non-employee directors. The Deferral Plan became active in May 1996. During fiscal 2003, 2002 and 2001, there were 3,411, 4,030 and 5,084 units representing shares issued to directors, respectively. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2003, 2002 and 2001, were $34,150, $31,470 and $30,080, respectively.

We offer other stock incentive plans for non-employee directors. In conjunction with these plans, options to purchase 129,473 shares of our common stock were outstanding as of June 30, 2003. The options range in price from $6.09 to $19.00 and are generally exercisable beginning one year after the grant date. During fiscal 2003, 2002 and 2001, options totaling 2,585, 3,289 and 4,112 were exercised, respectively.

Omnibus Plan

The Tandy Brands Accessories, Inc. 2002 Omnibus Plan (the "Omnibus Plan") was approved by our stockholders on October 16, 2002. The purpose of the Omnibus Plan is to attract and retain the services of key management employees and Board members through the granting of incentive stock options, non-qualified stock options, performance units, stock appreciation rights or restricted stock. All grants under the Omnibus Plan have a maximum contractual life of ten years. Any grants under the Omnibus Plan will be made at the fair market value of our common stock and specific vesting terms will be addressed in each award. All shares available for grant under our prior option plans on October 16, 2002, were transferred to the Omnibus Plan and are authorized and reserved for issuance under the Omnibus Plan. All shares of common stock presently authorized and reserved for issuance on the exercise of outstanding stock options under our prior stock option plans will, on the cancellation or expiration of any such stock options, automatically be authorized and reserved for issuance in connection with the Omnibus Plan.

The Omnibus Plan provides that, when a non-employee director is first elected or appointed to the Board, he or she will be granted a non-qualified stock option to purchase 5,000 shares of our common stock or, if the Board so elects, an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of such non-qualified stock option. The Omnibus Plan also provides that concurrently with each regular annual election of the Board of Directors, each continuing non-employee director will receive a non-qualified stock option to purchase 2,500 shares of our common stock and our Chairman will receive a non-qualified stock option to purchase 4,425 shares of our common stock. If the Board so elects, non-employee directors and our Chairman may receive an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of a non-qualified stock option to purchase 2,500 and 4,425 shares of our common stock, respectively.

At June 30, 2003 and 2002, the number of shares available for grant under our Omnibus Plan or prior stock option plans was 514,840 and 645,117, respectively.

At June 30, 2003, we had 1,879,469 shares reserved for future issuance.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Tandy Brands Accessories, Inc. Employees Investment Plan (the "401(k) Plan") is open to substantially all full-time employees who have completed one year of service. Under the 401(k) Plan, an eligible employee may contribute up to 10% of their annual compensation to the 401(k) Plan on a pre-tax basis. We, at our discretion, match 100% of employee contributions up to 5% of their compensation. The 401(k) Plan allows participant investment direction of both employee and matching employer contributions from a variety of investment alternatives, one of which is our common stock. All contributions made to the 401(k) Plan prior to July 1, 2001, are fully vested and are held in a fund invested primarily in our common stock.

The Tandy Brands Accessories, Inc. Stock Purchase Program (the "Program") is open to all full-time employees who are enrolled in the 401(k) Plan. Under the Program, participants may contribute 5% or 10% of their earnings, and we match 25% or 50% of each participant's contribution depending on their length of employment. The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant's shares are fully vested upon purchase, the employee may withdraw at any time and the shares purchased under the Program are distributed to participants annually.

Our total contributions to these plans were approximately $1,211,000, $917,000 and $921,000 in fiscal 2003, 2002 and 2001, respectively.

On January 1, 2003, we adopted the Tandy Brands Accessories, Inc. Supplemental Executive Retirement Plan (the "SERP") for certain executive officers. The SERP provides that upon retirement a participant will receive annual benefits (or a discounted lump-sum at the time of retirement in lieu of annual benefits) which, when added to Social Security retirement benefits, generally equal the participant's target percentage of 60% of the average of the highest annual salary and bonus for three complete fiscal years over the last ten fiscal years of the participant's employment. If the participant retires before the age of 65, the benefit is reduced by 5% for each year the participant's

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


NOTE 10 - EMPLOYEE BENEFIT PLANS  (continued)

age is less than 65. For the year ended June 30, 2003, we recorded expenses related to the SERP of approximately $151,000. This plan is not funded and therefore has no plan assets.

Measurement of obligations for the SERP is calculated as of each fiscal year-end. The discount rate used to determine the actuarial present value of the projected benefit obligation under the SERP was 7.5% as of June 30, 2003. The assumed weighted-average rate increase in future compensation levels under the SERP was 4.0%.

The following table provides a reconciliation of benefit obligations and funded status of the SERP as of June 30, 2003 (in thousands):


                                                                          2003
                                                                         -------
Change in projected benefit obligation:
    Projected benefit obligation, beginning of year ...............      $    --
    Service cost ..................................................            7
    Interest cost .................................................           74
    Initiation of plan ............................................        2,053
                                                                         -------
    Projected benefit obligation, end of year .....................      $ 2,134
                                                                         =======

Reconciliation of funded status:
    Funded status .................................................      $(2,134)
    Unrecognized prior service cost ...............................        1,983
                                                                         -------
    Accrued benefit liability .....................................      $  (151)
                                                                         =======

Amounts recognized in the balance sheet:
    Accrued benefit liability .....................................      $(1,607)
    Intangible asset ..............................................        1,456
                                                                         -------
    Net amount recognized .........................................      $  (151)
                                                                         =======

Components of net periodic benefit cost:
    Service cost ..................................................      $     7
    Interest cost .................................................           74
    Amortization of prior service cost ............................           70
                                                                         -------
                                                                         $   151
                                                                         =======

NOTE 11 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS

Preferred Stock

Our Board of Directors is authorized to approve the issuance of preferred stock without further stockholder approval. The Board of Directors is also authorized to determine, without any further action by the holders of our common stock, the dividend rights, dividend rate, conversion or exchange rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms of any series of preferred stock, the number of shares constituting any series of preferred stock and the designation thereof. No shares of preferred stock have been issued. In connection with the adoption of our Preferred Share Purchase Rights Plan (the "Rights Plan"), we have designated and reserved for issuance upon exercise of such rights 150,000 shares of Series A Junior Participating Cumulative Preferred Stock.

Should the Board of Directors elect to exercise its authority to issue any additional series of preferred stock, the rights, preferences and privileges of holders of our common stock would be made subject to the rights, preferences and privileges of such additional series.

Preferred Share Purchase Rights

Prior to the spin-off of the Company, our Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of our common stock was distributed with one preferred share purchase right (collectively, the "Rights"), which entitles the registered holder

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 11 - PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS  (continued)

to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth (1/100) of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston N.A., as Rights Agent.

On November 2, 1999, our Board of Directors renewed the Rights Plan. The amended and restated Rights Plan was adopted in the normal course of updating and extending the predecessor stockholder Rights Plan, which was scheduled to expire on December 31, 2000, and not in response to any acquisition proposal. The expiration date of the Rights Plan was extended to October 19, 2009. The amended and restated Rights Plan was altered to reflect prevailing stockholder Rights Plan terms, such as lowering the share ownership level which triggers the exercise of the Rights and eliminating the continuing director provision. The amended and restated Rights Plan provides for an increase in the exercise price of the Rights under the Rights Plan from $36.00 to $70.00.

NOTE 12 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

We sell our products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military. Our company and our corresponding customer relationships are organized along men's and women's product lines. As a result, we have two reportable segments:
(1) men's accessories, consisting of belts, wallets, suspenders and other small leather goods and (2) women's accessories, consisting of belts, wallets, handbags, socks, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment's asset base. Depreciation and amortization expense related to assets recorded on our corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes utilizing the accounting policies consistent in all material respects with those described in Note 1. No inter-segment revenue is recorded.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 12 - DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)

Information regarding operations and assets by segment are as follows:





                                                                                            YEAR ENDED JUNE 30,
                                                                                   2003            2002            2001
                                                                                 ---------       ---------       ---------
Revenue from external customers:
   Men's accessories ......................................................      $ 108,816       $ 107,525       $ 110,102
   Women's accessories ....................................................        115,671          98,244          85,691
                                                                                 ---------       ---------       ---------
                                                                                 $ 224,487       $ 205,769       $ 195,793
                                                                                 =========       =========       =========

Operating income/(loss)(1):
   Men's accessories ......................................................      $   8,500       $   8,528       $  11,336
   Women's accessories ....................................................          6,871           4,857            (551)
                                                                                 ---------       ---------       ---------
                                                                                 $  15,371       $  13,385       $  10,785

Interest expense ..........................................................         (2,833)         (3,152)         (3,584)
Other income(2) ...........................................................            101              70              63
                                                                                 ---------       ---------       ---------

Income before income taxes and cumulative effect of accounting change .....      $  12,639       $  10,303       $   7,264
                                                                                 =========       =========       =========

Depreciation and amortization expense:
   Men's accessories ......................................................      $   2,351       $   3,382       $   3,170
   Women's accessories ....................................................          1,916           1,999           2,054
                                                                                 ---------       ---------       ---------
                                                                                 $   4,267       $   5,381       $   5,224
                                                                                 =========       =========       =========

Capital expenditures:
   Men's accessories ......................................................      $     331       $     274       $     909
   Women's accessories ....................................................            335           1,596             839
   Corporate ..............................................................          1,778           1,120           2,386
                                                                                 ---------       ---------       ---------
                                                                                 $   2,444       $   2,990       $   4,134
                                                                                 =========       =========       =========

Total assets:
   Men's accessories ......................................................      $  71,275       $  65,201       $  70,464
   Women's accessories ....................................................         55,997          46,157          50,388
   Corporate ..............................................................         19,258          21,420          16,132
                                                                                 ---------       ---------       ---------
                                                                                 $ 146,530       $ 132,778       $ 136,984
                                                                                 =========       =========       =========





(1) Operating income/(loss) consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.

(2) Other income includes royalty income on corporate tradenames and other income not specifically identifiable to a segment.

NOTE 13 - RELATED PARTY TRANSACTIONS

During fiscal 2003, 2002 and 2001, we purchased inventory of approximately $51,993,000, $35,221,000 and $47,798,000, respectively, from a supplier who is a principal stockholder of the Company. The merchandise is purchased at amounts which we believe approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated because the inventory may be purchased from various other sources.

Notes to Consolidated Financial Statements
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

NOTE 14 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The summarized quarterly financial data (in thousands, except per share amounts) for the two years ended June 30, 2003, is set forth below:



                                                            FIRST          SECOND        THIRD        FOURTH
                                                           QUARTER         QUARTER      QUARTER      QUARTER
                                                          ----------       -------      -------      -------
FISCAL 2003
Net sales ..........................................      $   60,028       $66,222      $47,011      $51,226
Gross margin .......................................          20,785        23,229       16,512       17,562
Income before income taxes and cumulative
   effect of accounting change .....................           3,922         5,935        1,694        1,088

Net income before cumulative effect of
   accounting change ...............................      $    2,395       $ 3,627      $ 1,032      $   663
Cumulative effect of accounting change for
   SFAS No. 142, net of income taxes ...............            (581)           --           --           --
                                                          ----------       -------      -------      -------
Net income .........................................      $    1,814       $ 3,627      $ 1,032      $   663
                                                          ==========       =======      =======      =======

Earnings per common share:
   Before cumulative effect of accounting change ...      $      .41       $   .61      $   .17      $   .11
   Cumulative effect of accounting change ..........            (.10)           --           --           --
                                                          ----------       -------      -------      -------
                                                          $      .31       $   .61      $   .17      $   .11
                                                          ==========       =======      =======      =======
Earnings per common share-assuming dilution:
Before cumulative effect of accounting change ......      $      .40       $   .60      $   .17      $   .11
   Cumulative effect of accounting change ..........            (.10)           --           --           --
                                                          ----------       -------      -------      -------
                                                          $      .30       $   .60      $   .17      $   .11
                                                          ==========       =======      =======      =======



                                                      FIRST       SECOND        THIRD       FOURTH
                                                     QUARTER      QUARTER      QUARTER      QUARTER
                                                     -------      -------      -------      -------
FISCAL 2002
Net sales .....................................      $54,106      $60,607      $46,629      $44,427
Gross margin ..................................       19,033       21,216       16,275       15,539
Income before income taxes ....................        3,567        5,224          984          528
Net income ....................................        2,182        3,191          598          322
Earnings per common share .....................      $   .38      $   .55      $   .10      $   .06
Earnings per common share-assuming dilution ...      $   .38      $   .55      $   .10      $   .05

Report of Independent Auditors
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES


To the Board of Directors and Shareholders of Tandy Brands Accessories, Inc.

We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


                                        /s/ ERNEST & YOUNG LLP
                                        ---------------------------------------
                                        Fort Worth, Texas
                                        July 30, 2003

Report of Management
TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

TO OUR SHAREHOLDERS:

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements and related notes, which have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based upon our estimates and judgments, as required. The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. In connection with their audits we have made available to Ernst & Young LLP all financial records and related data. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

Management maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are properly recorded and reported in the financial statements, that assets are properly safeguarded and accounted for, and records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States.

The Board of Directors, through the activities of its Audit and Finance Committee consisting solely of independent directors, provides oversight of the process of reporting financial information. The Committee meets periodically with management and the Company's independent and internal auditors to review internal accounting controls, audit results, financial reporting, and accounting principles and practices. Both the Company's independent and internal auditors have full and free access to the Audit Committee, with and without management present.

        /s/ J.S.B. JENKINS                           /s/ MARK J. FLAHERTY
-------------------------------------        -----------------------------------
        J.S.B. Jenkins                                  Mark J. Flaherty
President and Chief Executive Officer              Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

GENERAL

Tandy Brands Accessories, Inc. is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. Our product line also includes handbags, socks, scarves, gloves, hats, hair accessories, suspenders, cold weather accessories and sporting goods accessories. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS(R), LEVI'S(R), JONES NEW YORK(R), PERRY ELLIS PORTFOLIO(R), PERRY ELLIS AMERICA(R), ROLFS(R), HAGGAR(R), WOOLRICH(R), JORDACHE(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), PRINCESS GARDNER(R), AMITY(R), DON LOPER(R), ACCESSORY DESIGN GROUP(R) and TIGER(R), as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, catalogs, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.

On May 13, 2003, we signed an exclusive licensing agreement with Levi Strauss & Co. to produce cold weather accessories, headwear and scarves under the DOCKERS(R) name. We expect to begin shipping products in June 2004.

We seek increased accessory sales and earnings through a variety of means, including increased sales through our current operating units as well as growth through acquisitions of similar businesses. See Note 2 to our consolidated financial statements.

On August 12, 2003, our Board of Directors declared the Company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003. The payment of the dividend will occur on October 21, 2003.

Sales and gross margin data from our segments for fiscal 2003 compared to the previous two fiscal years were as follows:




                                                                                                YEAR ENDED JUNE 30,
                                                                                       2003            2002             2001
                                                                                   ------------    ------------    ------------
                                                                                                (Dollars in thousands)
Net sales:
  Men's accessories ............................................................   $    108,816    $    107,525    $    110,102
  Women's accessories ..........................................................        115,671          98,244          85,691
                                                                                   ------------    ------------    ------------
Total net sales ................................................................   $    224,487    $    205,769    $    195,793
                                                                                   ============    ============    ============

Gross margin:
  Men's accessories ............................................................   $     41,409    $     40,236    $     41,915
  Women's accessories ..........................................................         36,679          31,827          23,846
                                                                                   ------------    ------------    ------------
Total gross margin .............................................................   $     78,088    $     72,063    $     65,761
                                                                                   ============    ============    ============

Gross margin as a percentage of sales:
  Men's accessories ............................................................           38.1%           37.4%           38.1%

  Women's accessories ..........................................................           31.7%           32.4%           27.8%

Total ..........................................................................           34.8%           35.0%           33.6%


See Note 12 to our consolidated financial statements for certain other financial information regarding our men's and women's accessories segments.


FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales

Net sales increased $18.7 million, or 9.1%, in fiscal 2003 compared to fiscal 2002. The overall increase was attributable to higher sales volume in existing women's product lines. Net sales of men's accessories increased $1.3 million, or 1.2%, in fiscal 2003 compared to fiscal 2002. This sales increase was attributable to higher men's mass merchant accessories sales during the first two quarters of fiscal 2003. Net sales of women's accessories increased $17.4 million, or 17.7%, in fiscal 2003 compared to fiscal 2002. During fiscal 2003, results were particularly strong in our women's department store business with small leather goods and branded belts, such as

Management's Discussion and Analysis of Financial Condition and Results of Operations

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

LEVI'S(R), DOCKERS(R), and our ROLFS(R) handbags selling well. Women's mass merchant accessories generated especially strong results through the sale of handbags, socks, fashion hosiery and other accessories that successfully reflected the latest fashion trends. Due to the continued fashion trend in women's belts, the women's mass merchant accessory division accounted for $11.5 million of the $17.4 million overall increase in women's accessories net sales.

Gross Margin

Gross margins increased $6.0 million, or 8.4%, in fiscal 2003 as compared to fiscal 2002. As a percentage of sales, gross margins decreased 0.2% in fiscal 2003 compared to fiscal 2002. Men's gross margins increased $1.2 million, or 2.9%, in fiscal 2003 as compared to fiscal 2002. Women's gross margins increased $4.8 million, or 15.2%, in fiscal 2003 as compared to fiscal 2002. As a percentage of sales, men's gross margins increased 0.7% in fiscal 2003 as compared to fiscal 2002. This improvement was due to an increase in the higher margin department store sales of men's small leather goods and belts compared to the same period last year. Women's gross margins as a percentage of sales decreased 0.7% in fiscal 2003 as compared to fiscal 2002. The decrease was due to a greater sales mix weighted towards women's mass merchant accessories during fiscal 2003, higher than anticipated customer allowances and direct sales shipments of women's accessories to Payless ShoeSource, which have lower than average gross margins.

Operating Expenses

Selling, general and administrative expenses increased $5.2 million, or 9.7%, in fiscal 2003 as compared to fiscal 2002. The increase resulted primarily from nonrecurring costs associated with the implementation of distribution software in our Dallas, Texas, distribution center totaling $290,000 and higher compensation expenses, including severance costs totaling $430,000 and management bonus expenses which exceeded that of the prior year by $482,000. Other expense increases were variable costs related to increased sales during fiscal 2003, as compared to the prior year.

Interest expense for fiscal 2003 decreased $0.3 million as compared to fiscal 2002. The decrease is primarily related to lower interest rates as well as lower debt levels compared to the same period in the prior year.

Depreciation and amortization expenses as a percentage of net sales for fiscal 2003 decreased 0.7% compared to fiscal 2002. We attribute this decrease primarily to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," in which goodwill is no longer amortized. See Note 8 to our consolidated financial statements. Goodwill amortization expense for the same period in the prior year was approximately $1,000,000.

The effective tax rate for fiscal 2003 was 38.9%, which was consistent with the same period in the prior fiscal year.

Net income for fiscal 2003 increased 13.4% to $7.1 million, or $1.18 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. Net income, before the cumulative effect of accounting change resulting from the adoption of SFAS No. 142, for fiscal 2003 increased 22.6% to $7.7 million, or $1.28 per diluted share, compared to net income of $6.3 million, or $1.08 per diluted share, for fiscal 2002. The increase in fiscal 2003 net income was primarily due to the overall increase in women's accessories net sales.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that do not have an indefinite life will continue to be amortized over their useful lives.

The adoption of SFAS No. 142 is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a non-cash after-tax charge in the first quarter of fiscal 2003 of $581,000, or $(0.10) per diluted share. This amount does not affect our on-going operations. The adoption of SFAS No. 142 will result in an annual reduction in amortization expense of approximately $1 million.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES

Gross Margin

Gross margins increased $6.3 million, or 9.6%, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, gross margins increased 1.4% in fiscal 2002 compared to fiscal 2001. Men's gross margins decreased $1.7 million, or 4.0%, which was offset by an increase in women's gross margins of $8.0 million, or 33.5%, in fiscal 2002 as compared to fiscal 2001. As a percentage of sales, men's gross margins decreased 0.7% in fiscal 2002 as compared to fiscal 2001. The decrease was the result of a greater sales mix of mass merchant sales and increased customer allowances. Women's gross margins as a percentage of sales increased 4.6% in fiscal 2002 as compared to fiscal 2001. The increase was due to margin improvements in our women's mass merchant product sales.

Operating Expenses

Selling, general and administrative expenses increased $3.5 million, or 7.1%, in fiscal 2002. As a percentage of sales, selling, general and administrative expenses increased 0.5%. The increase resulted primarily from the recording of $1.1 million of additional management bonuses as a result of improved financial performance compared to the same period in the prior year.

Interest expense for fiscal 2002 decreased $0.4 million, compared to the same period for the prior year. The decrease is primarily related to lower interest rates as well as lower debt levels compared to the same period of the prior year.

Depreciation and amortization expenses were approximately $5.4 million in fiscal 2002, compared to approximately $5.2 million in fiscal 2001. The increase was primarily attributable to depreciation on capital expenditures related to leasehold improvements and equipment related to our distribution facility in Dallas, Texas, for women's accessories as well as additional computer hardware and software applications.

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

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2003, our operating activities used cash of $1,992,000 compared to providing cash of $26.3 million for fiscal 2002. The cash provided from operations during fiscal 2002 was the result of an introduction of improved inventory control measures. The usage of cash during fiscal 2003 was attributable to the timing of women's fall season inventory procurement, higher inventory commitments to support required stock levels for certain key retail customers and accounts receivable related to shipments completed during the fourth quarter of fiscal 2003.

During fiscal 2003, capital expenditures totaled $2.4 million compared to $2.7 million for fiscal 2002. We attribute this decrease to the timing of implementation of additional hardware and software applications during fiscal 2003. We anticipate that our capital expenditures for fiscal 2004 will approximate our capital investments of property and equipment completed during fiscal 2003. We expect to fund such capital commitments through cash flows from operations and drawing on our existing credit facility.

The primary sources of liquidity for our various expenditures have been cash flows from operations and borrowings under bank credit arrangements. We have a $60,000,000 committed secured revolving credit facility which can be used for general corporate purposes, including working capital requirements, acquisition activities and funding of letters of credit. The credit facility is secured by essentially all of our assets and the assets of our subsidiaries and requires the maintenance of certain financial covenants, which if not met, could adversely impact our liquidity. See Note 5 to our consolidated financial statements. We also have a Canadian line of credit for approximately $738,000 secured by a letter of credit from a U.S. bank. As of June 30, 2003, we had credit availability under our credit facilities of approximately $21.9 million.

Under the above credit facilities, future payments required for debt maturities will be $30,000,000 in fiscal year 2007.

On August 12, 2003, our Board of Directors declared the Company's first quarterly dividend. The dividend of $0.025 per share will be payable to shareholders of record as of September 30, 2003. The payment of the dividend will occur on October 21, 2003.

See Note 4 to our consolidated financial statements for a discussion of our stock repurchase program.

We believe we have adequate financial resources and access to sufficient credit facilities to satisfy our future working capital needs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

MARKET RISKS

In addition to interest rate risk on our long-term debt as described in Note 5 of our consolidated financial statements, we are also exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We routinely purchase leather hides during the year for use in the manufacture of men's belts. We also purchase a substantial amount of leather items from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results of operations.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of June 30, 2003, and, except for purchase obligations, is based on information appearing in the notes to our consolidated financial statements (amounts in thousands):


                                                        LESS THAN         1-3            3-5         MORE THAN
CONTRACTUAL OBLIGATIONS                    TOTAL         1 YEAR          YEARS          YEARS         5 YEARS
                                        ------------   ------------   ------------   ------------   ------------

Long-Term Debt ......................   $     30,000   $         --   $         --   $     30,000   $         --
Interest Swap on Long-Term Debt .....          1,665          1,665             --             --             --
Operating Leases (1) ................          6,120          1,525          2,036          1,510          1,049
Payments under Royalty Licenses .....          1,527          1,007            497             23             --
Purchase Obligations (2) ............         41,795         41,795             --             --             --
                                        ------------   ------------   ------------   ------------   ------------
Total Contractual Obligations .......   $     81,107   $     45,992   $      2,533   $     31,533   $      1,049
                                        ============   ============   ============   ============   ============


(1) See Note 7 to our consolidated financial statements for a discussion of our future minimum rental and royalty commitments.

(2) Includes outstanding letters of credit of $7.4 million which primarily represent inventory purchase commitments which typically mature in two to six months.


OFF BALANCE SHEET ARRANGEMENTS

We do not have transactions, arrangements or relationships with "special purpose" entities, and we do not have any off balance sheet debt.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

REVENUES
We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience.

We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral. Credit losses have historically been within management's expectations.

INVENTORIES
Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and for work-in-process and finished goods, it is net realizable value. If circumstances arise in which the market value of items in inventory declines below cost, an inventory markdown would be estimated and charged to expense in the period identified. We closely monitor fashion trend items and anticipate additional inventory markdowns if market indications in fashion trends justify further reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
.................................................................................

GOODWILL
We adopted the provisions of SFAS No. 142, effective July 1, 2002. This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step process. The first step compares the fair value of a reporting unit that has goodwill assigned to its carrying value. We estimate the fair value of a reporting unit using discounted cash flow analysis. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit's net assets other than goodwill. The excess of the fair value of the reporting unit over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.

We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors.

DERIVATIVES
Our risk management policy as it relates to derivative investments is to mitigate, subject to market conditions, against interest rate risk. We do not enter into any derivative investments for the purpose of speculative investment. Our overall risk management philosophy is reevaluated as business conditions arise.

See Note 1 to our consolidated financial statements for a discussion of the impact of recently issued accounting standards.

SEASONALITY

Our quarterly sales and net income results are fairly consistent throughout the fiscal year, with a seasonal increase during the second quarter.

INFLATION

Although our operations are affected by general economic trends, we do not believe that inflation has had a material effect on our operating results during the past three fiscal years.

WEBSITE ACCESS TO COMPANY REPORTS

Our website address is www.tandybrands.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed by our officers, directors and stockholders holding 10% or more of our common stock and all amendments to those reports are available free of charge through our website, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which we operate, management's beliefs and assumptions made by management. In addition, other written or oral statements which constitute forward-looking statements may be made by, or on behalf of, the Company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Data

TANDY BRANDS ACCESSORIES, INC. AND SUBSIDIARIES
(Dollars in thousands, except per share amounts)


                                                                              YEAR ENDED JUNE 30,
                                                      2003            2002           2001           2000           1999
                                                  ------------    ------------   ------------   ------------   ------------

INCOME STATEMENT DATA:
Net sales .....................................   $    224,487    $    205,769   $    195,793   $    187,742   $    177,052
Gross margin ..................................         78,088          72,063         65,761         66,199         64,347
Operating income ..............................         15,371          13,385         10,785         15,257         18,538
Interest expense ..............................          2,833           3,152          3,584          3,236          3,011

Net income before cumulative effect of
   accounting change ..........................   $      7,717    $      6,293   $      4,440   $      8,649   $      9,717
Cumulative effect of accounting change for
   SFAS No. 142, net of income taxes ..........           (581)             --             --             --             --
                                                  ------------    ------------   ------------   ------------   ------------
Net income (1) ................................   $      7,136    $      6,293   $      4,440   $      8,649   $      9,717
                                                  ============    ============   ============   ============   ============

Earnings per share:
   Before cumulative effect of accounting
      change ..................................   $       1.30    $       1.09   $       0.79   $       1.50   $       1.70
   Cumulative effect of accounting
      change ..................................           (.10)             --             --             --             --
                                                  ------------    ------------   ------------   ------------   ------------
                                                  $       1.20    $       1.09   $       0.79   $       1.50   $       1.70
                                                  ============    ============   ============   ============   ============

Earnings per share - assuming dilution:
   Before cumulative effect of accounting
      change ..................................   $       1.28    $       1.08   $       0.79   $       1.49   $       1.67
   Cumulative effect of accounting
      change ..................................           (.10)             --             --             --             --
                                                  ------------    ------------   ------------   ------------   ------------
                                                  $       1.18    $       1.08   $       0.79   $       1.49   $       1.67
                                                  ============    ============   ============   ============   ============



                                                              JUNE 30,
                                  2003           2002           2001           2000           1999
                              ------------   ------------   ------------   ------------   ------------

BALANCE SHEET DATA:
Working capital ...........   $     89,131   $     78,217   $     86,383   $     80,085   $     80,847
Total assets ..............        146,530        132,778        136,984        122,593        120,138
Long-term debt ............         30,000         30,000         47,400         41,075         47,425
Stockholders' equity ......         90,054         80,664         74,135         69,874         62,192

(1) Net income in fiscal 2000 includes the net pre-tax benefit arising from the early terminations of licensing agreements of $1,600,000.

                           PRICE RANGE OF COMMON STOCK
            Quoted by quarter for the two fiscal years ended June 30,

Fiscal 2003                      High          Low

September ...............   $      12.24   $       8.83
December ................   $       9.99   $       8.15
March ...................   $      10.51   $       9.22
June ....................   $      12.50   $       9.99


Fiscal 2002                      High          Low

September ...............   $       6.95   $       5.55
December ................   $       8.05   $       5.67
March ...................   $       9.69   $       7.05
June ....................   $      12.69   $       9.15



As of August 18, 2003, there were approximately 895 stockholders of record.