Form 10-K, Exhibit 13
period 2005-06-30
TANDY BRANDS ACCESSORIES INC
filed 2005-09-23
CIK 869487

Exhibit 13

2005

Tandy Brands Accessories, Inc. Annual Report

TANDY·BRANDS
ACCESSORIES, INC.

2005 2005
Tandy Brands Accessories, Inc. Annual Report

Tandy Brands Accessories offers an exciting array of fashion-forward men’s and women’s accessories for all walks of life. Our product offerings extend across the fashion spectrum and can be found at various retail levels, commanding a unique position and image. Whether it’s a fast, trendy look or more classic, traditional styling, we offer it in our distinctive portfolio of branded merchandise. BRA

Financial Highlights
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands, except per share amounts)

	2005	2004	2003
		(As restated)	(As restated)
Net Sales	$221,232	$215,420	$224,487
Gross Margin	81,233	75,285	78,088
Operating Income	7,386	13,711	15,371
Net Income (1)	3,987	6,952	7,011
Diluted Earnings Per Share	0.61	1.09	1.16
Working Capital	86,625	80,684	88,416
Total Assets	150,762	134,623	147,120
Stockholders’ Equity	105,430	98,948	89,188
Book Value Per Share (2)	16.04	15.69	14.82

(1)	Includes cumulative effect of accounting change for SFAS No. 142 of ($581), or ($0.10) per diluted share, in 2003.

(2)	Book value per share is total stockholders’ equity divided by the number of shares of stock issued and outstanding at that date.

Chairman’s Letter
Even though our men’s accessory business had very strong sales results in 2005, increasing 18.5% over last year, it did not offset the decrease in sales of women’s accessories, resulting in lower than expected annual profit for the company.
Taking action to address this decrease in women’s accessory sales, we have merged our women’s mass merchant and department store businesses together to improve operational efficiency and divisional financial performance. This reorganization will reduce expenses and unify our women’s accessory design and sales team, allowing one division to take fashion trends to all channels of distribution.
Current Year Successes
As mentioned earlier, our men’s accessory business had a very successful year. Sales for several men’s accessories product categories increased this year. Although holiday 2005 retail gift sales were lower than expected, our new ETON gift business exceeded our original sales expectations. Also in 2005, we had successful launches in two new product categories: men’s neckwear and men’s jewelry. The company remains financially strong, with debt at the end of the year of only $16 million. In 2005, the company met all its working capital requirements out of normal cash flow and reduced its acquisition debt by $4 million. We will continue to protect our financial strength and use it to take advantage of growth opportunities as they become available.
Future Focus
Fashion and brands continue to drive consumer demand. As you can see throughout this annual report, our designers continue to bring great fashion to our lines of men’s, women’s and children’s accessories. Our fashion accessories are sold under a broad range of brands, allowing us to sell our products to all channels of distribution — from mass merchants to better department stores. We continue to invest in technology, making our skill in mastering and integrating technology in each part of our business a competitive advantage for Tandy Brands. Our information technology and operations teams are currently working with certain key customers to support their distribution center carton labeling needs using Radio Frequency Identification (RFID). RFID, which will eventually replace bar coding, has exciting applications for product tagging, as well as inventory tracking in distribution centers. For more than 80 years, Tandy Brands has been successfully producing high-quality fashion accessories for our customers. This history of achievement is the result of the dedication and persistence of the people who are Tandy Brands. Persistence is a quality that is important in every aspect of our business — from sales to customer service and from factory production to picking and packing our products. We celebrate persistence in our corporate culture through our annual Persistence Award. We congratulate this year’s award winners. It is the commitment, excellence and persistence of all our associates that will provide strong growth opportunities and a bright future for Tandy Brands Accessories, Inc.
James F. Gaertner
Chairman of the Board
J.S.B. Jenkins
President and Chief Executive Officer

We continue to invest in technology, making our skill in mastering and integrating technology in each part of our business a competitive advantage for Tandy Brands. Our information technology and operations teams are currently working with certain key customers to support their distribution center carton labeling needs using Radio Frequency Identification (RFID). RFID, which will eventually replace bar coding, has exciting applications for product tagging, as well as inventory tracking in distribution centers. For more than 80 years, Tandy Brands has been successfully producing high-quality fashion accessories for our customers. This history of achievement is the result of the dedication and persistence of the people who are Tandy Brands. Persistence is a quality that is important in every aspect of our business – from sales to customer service and from factory production to picking and packing our products. We celebrate persistence in our corporate culture through our annual Persistence Award. We congratulate this year’s award winners. It is the commitment, excellence and persistence of all our associates that will provide strong growth opportunities and a bright future for Tandy Brands Accessories, Inc. James F. Gaertner Chairman of the Board J.S.B. Jenkins President and Chief Executive Officer
PERSISTENCE
Persistence Awards presented at the 2005 Planning Conference Joan Barton Sandy Clayton Mark Flaherty Clay Jenkins Jim McMasters Audrey Schaefer Dan Weaver

The Rolfs® brand conjures an image of timelessness–a classic style full of variety. Rolfs® fashion accessories offer exceptional styling, quality and value in both men’s and women’s product lines.

Providing sharp, sophisticated accessories for over 30 years, the Jones New York® brand conveys the image, confidence and style of a success story in the making.

Fun, casual, functional and ideal for an active lifestyle, the Dockers® brand is all about letting loose and looking great while on the move. Always trendy and in keeping with the times, Dockers® fashion accessories are the perfect fit for women on the go.

The legacy of the Levi’s® brand lives on with the hip style young adults have come to associate with one of America’s most recognizable manufacturers. This stylish, confident line of fashion accessories can be found at favorite department stores, and is always in tune with cool lifestyles.

The young, energetic, casual image focuses on trends, and the Levi Strauss Signature™ brand provides our customers with the trendy fashion they demand at an exceptional value and affordable price.

Consolidated Statements of Income
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands, except per share amounts)

	Year Ended June 30,
	2005	2004	2003
		(As restated)	( As restated)
Net sales	$221,232	$215,420	$224,487
Cost of goods sold	139,999	140,135	146,399

Gross margin	81,233	75,285	78,088

Selling, general and administrative expenses	67,975	57,519	58,450
Goodwill impairment	847	—	—
Depreciation and amortization	5,025	4,055	4,267

Total operating expenses	73,847	61,574	62,717

Operating income	7,386	13,711	15,371

Interest expense	(1,222)	(2,357)	(2,833)
Royalty and other income	246	128	101

Income before provision for income taxes and cumulative effect of accounting change	6,410	11,482	12,639
Provision for income taxes	2,423	4,530	5,047

Net income before cumulative effect of accounting change	3,987	6,952	7,592

Cumulative effect of accounting change for SFAS No. 142, net of income taxes of $369,000	—	—	(581)

Net income	$3,987	$6,952	$7,011

Earnings per common share:
Before cumulative effect of accounting change	$0.63	$1.12	$1.28
Cumulative effect of accounting change	—	—	(0.10)

	$0.63	$1.12	$1.18

Earnings per common share – assuming dilution:
Before cumulative effect of accounting change	$0.61	$1.09	$1.26
Cumulative effect of accounting change	—	—	(0.10)

	$0.61	$1.09	$1.16

Dividends declared per share	$0.11	$0.10	$—

Common shares outstanding	6,349	6,229	5,952

Common shares outstanding – assuming dilution	6,588	6,389	6,046

14 The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands)

	June 30,
	2005	2004
		(As restated)
Assets
Current assets:
Cash and cash equivalents	$3,429	$6,086
Accounts receivable, net of allowances of $1,483 and $1,142	31,437	33,427
Inventories	67,981	57,086
Deferred income taxes	4,229	3,058
Other current assets	2,359	1,613

Total current assets	109,435	101,270

Property, plant and equipment, at cost:
Buildings	8,272	8,243
Leasehold improvements	2,901	1,661
Machinery and equipment	26,569	24,677

	37,742	34,581
Accumulated depreciation	(23,896)	(20,206)

Net property, plant and equipment	13,846	14,375

Other assets:
Goodwill net of accumulated amortization of $6,851 and $7,143	17,101	11,655
Other intangibles, net of accumulated amortization of $4,980 and $4,240	6,403	4,534
Supplemental Executive Retirement Plan intangible asset	1,702	1,255
Other noncurrent assets	2,275	1,534

Total other noncurrent assets	27,481	18,978

	$150,762	$134,623

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,908	$14,224
Accrued payroll and bonuses	3,558	3,804
Accrued expenses	3,344	2,558

Total current liabilities	22,810	20,586

Other liabilities:
Notes payable	16,055	10,000
Deferred income taxes	2,086	2,066
Supplemental Executive Retirement Plan liability	2,926	1,721
Other noncurrent liabilities	1,455	1,302

Total other liabilities	22,522	15,089

Commitments and contingencies (Note 7)

Stockholders’ equity:
Preferred stock, $1 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $1 par value; 10,000,000 shares authorized; 6,573,166 shares and 6,305,886 shares issued and outstanding as of June 30, 2005 and 2004, respectively	6,573	6,306
Additional paid in capital	29,597	26,765
Retained earnings	70,164	66,892
Cumulative other comprehensive income (loss)	77	(121)
Shares held by Benefit Restoration Plan Trust	(981)	(894)

Total stockholders’ equity	105,430	98,948

	$150,762	$134,623

The accompanying notes are an integral part of these consolidated financial statements.	15

Consolidated Statements of Cash Flows
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands)

	2005	2004	2003
		(As restated)	(As restated)
Cash flows from operating activities:
Net income	$3,987	$6,952	$7,011
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation	4,458	3,863	3,677
Amortization	732	366	503
Amortization of debt origination costs	127	116	269
Deferred taxes	(1,930)	477	30
Income tax benefit of exercise of employee stock options	216	257	—
Cumulative effect of accounting change, net of tax	—	—	581
Goodwill impairment	847	—	—
Other	229	90	100
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	2,567	8,245	(7,973)
Inventories	(8,319)	5,070	(9,338)
Other assets	(1,476)	(655)	(122)
Accounts payable	1,641	(298)	1,767
Accrued expenses	1,477	(1,470)	1,503

Net cash provided by (used for) operating activities	4,556	23,013	(1,992)

Cash flows from investing activities:
Purchases of property and equipment	(3,513)	(3,118)	(2,444)
Purchase of SERP investments	(850)	—	—
Purchase of Superior Merchandise, Inc.	(10,000)	—	—

Net cash used for investing activities	(14,363)	(3,118)	(2,444)

Cash flows from financing activities:
Sale of stock to stock purchase program	1,500	1,640	1,381
Exercise of employee stock options	1,092	1,203	363
Dividends	(691)	(466)	—
Proceeds from borrowings	81,626	36,950	66,145
Payments under borrowings	(76,377)	(56,950)	(66,145)

Net cash provided by (used for) financing activities	7,150	(17,623)	1,744

Net increase (decrease) in cash and cash equivalents	(2,657)	2,272	(2,692)
Cash and cash equivalents at beginning of period	6,086	3,814	6,506

Cash and cash equivalents at end of period	$3,429	$6,086	$3,814

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,065	$2,686	$2,560
Income taxes	$3,371	$4,717	$4,662
16          The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Stockholders’ Equity
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands)

					Cumulative	Shares Held
			Additional		Other	by Benefit			Total
	Common Stock		Paid in	Retained	Comprehensive	Restoration	Treasury Stock		Stockholders’
	Shares	Amount	Capital	Earnings	Income(Loss)	Plan Trust	Shares	Amount	Equity

Balance at June 30, 2002 (As restated)	5,899,173	$5,899	$22,690	$53,552	$(1,706)	$—	(66,260)	$(512)	$79,923

Comprehensive income:
Net income	—	—	—	7,011	—	—	—	—	7,011
Other comprehensive income:
Currency translation adjustments	—	—	—	—	488	—	—	—	488
Fair value of interest rate swap, net of tax of $13	—	—	—	—	22	—	—	—	22

Comprehensive income									7,521

Sale of stock to the Tandy Brands Accessories, Inc.
Stock Purchase Program	72,941	73	796	—	—	—	66,260	512	1,381
Sale of unissued common stock to employees for exercise of stock options	44,587	44	298	—	—	—	—	—	342
Sale of unissued common stock to directors for exercise of stock options	2,585	3	18	—	—	—	—	—	21

Balance at June 30, 2003 (As restated)	6,019,286	6,019	23,802	60,563	(1,196)	—	—	—	89,188

Comprehensive income:
Net income	—	—	—	6,952	—	—	—	—	6,952
Other comprehensive income:
Currency translation adjustments	—	—	—	—	57	—	—	—	57
Fair value of interest rate swap, net of tax of $646.	—	—	—	—	1,018	—	—	—	1,018

Comprehensive income									8,027

Dividends	—	—	—	(623)	—	—	—	—	(623)
Shares held by Benefit Restoration Plan Trust	—	—	—	—	—	(894)	—	—	(894)
Sale of stock to the Tandy Brands Accessories, Inc.
Stock Purchase Program	117,299	118	1,522	—	—	—	—	—	1,640
Restricted stock issued to officers	22,800	23	252	—	—	—	—	—	275
Restricted stock issued to directors	3,720	4	54	—	—	—	—	—	58
Unearned compensation on restricted stock	—	—	(183)	—	—	—	—	—	(183)
Sale of unissued common stock to employees for exercise of stock options	140,320	140	1,296	—	—	—	—	—	1,436
Sale of unissued common stock to directors for exercise of stock options	2,461	2	22	—	—	—	—	—	24

Balance at June 30, 2004 (As restated)	6,305,886	6,306	26,765	66,892	(121)	(894)	—	—	98,948

Comprehensive income:
Net income	—	—	—	3,987	—	—	—	—	3,987
Other comprehensive income:
Currency translation adjustments	—	—	—	—	467	—	—	—	467
Supplemental Executive Retirement Plan additional minimum liability, net of tax of $158	—	—	—	—	(269)	—	—	—	(269)

Comprehensive income									4,185

Dividends	—	—	—	(715)	—	—	—	—	(715)
Shares held by Benefit Restoration Plan Trust	—	—	—	—	—	(87)	—	—	(87)
Sale of stock to the Tandy Brands Accessories, Inc.
Stock Purchase Program	108,964	109	1,391	—	—	—	—	—	1,500
Restricted stock issued to officers	11,600	12	150	—	—	—	—	—	162
Restricted stock issued to directors	9,370	9	124	—	—	—	—	—	133
Unearned compensation on restricted stock	—	—	(38)	—	—	—	—	—	(38)
Sale of unissued common stock to employees for exercise of stock options	119,388	119	1,059	—	—	—	—	—	1,178
Issue of deferred stock shares to directors	3,608	4	30	—	—	—	—	—	34
Sale of unissued common stock to directors for exercise of stock options	14,350	14	116	—	—	—	—	—	130

Balance at June 30, 2005	6,573,166	$6,573	$29,597	$70,164	$77	$(981)	—	$—	$105,430

The accompanying notes are an integral part of these consolidated financial statements.	17

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for our conclusions. We continually evaluate the information used to make these estimates as the business and economic environment changes. Actual results may differ from these estimates under different assumptions or conditions.
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.
Restatement of Prior Period Financial Statements
As a result of the Company’s annual 2005 audit, an error was identified related to an overstatement of a deferred tax asset associated with the tax return treatment of intercompany charges with our Canadian operation that required restatement of the fiscal 2004 and prior financial statements. The restatement reduced 2004 and 2003 reported earnings by $85,500 and $125,000, or $0.01 and $0.02 per diluted share, respectively. Additionally, beginning stockholders’ equity for fiscal 2003 was reduced by approximately $741,000. This deferred tax adjustment had no impact on the Company’s fiscal 2005 financial results.
Reclassifications
Certain prior year amounts have been reclassified to conform to the fiscal 2005 presentation.
Cash and Cash Equivalents
We consider cash on hand, deposits in banks and short-term investments with original maturities of less than three months as cash and cash equivalents.
Inventories
Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and, with respect to work-in-process and finished goods, is net realizable value.
Inventories consist of the following:

	June 30,
	2005	2004

Raw materials	$4,971,000	$3,776,000
Work-in-process	1,154,000	1,204,000
Finished goods	61,856,000	52,106,000

	$67,981,000	$57,086,000

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

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Impairment of Long-Lived Assets
We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset is impaired. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, determined primarily through the present value of estimated future net cash flows.
Fair Values of Financial Instruments
Our financial instruments consist primarily of cash, trade receivables, trade payables, debt instruments and interest rate swaps. The carrying values of cash, trade receivables and trade payables are considered to be representative of their respective fair values. The potential impact of market conditions on the fair value of our indebtedness is not expected to be material. Given that our lines of credit bear interest at floating market interest rates, the fair value of amounts borrowed approximates carrying value. See Note 5 for information regarding our interest rate swap agreement, which expired on June 27, 2004.
Goodwill and Other Intangibles
Effective July 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” This Statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. During the fourth quarter of fiscal 2005, we recorded a goodwill impairment charge related to our women’s accessories segment in the amount of $847,000. This charge is recorded as an operating expense, in accordance with SFAS No. 142. During the first quarter of fiscal 2003, we recorded a transitional goodwill impairment charge of $950,000 ($581,000, net of tax), presented as a cumulative effect of an accounting change. The charge also related to our women’s accessories segment. Prior to the adoption of SFAS No. 142, we amortized goodwill and other intangible assets using the straight-line method over their estimated useful lives, which range from three to forty years. We continue to amortize finite-lived intangibles, primarily trade names, over their useful lives. See Note 8.
Foreign Currency Translation
The functional currency for our Canadian subsidiary is the Canadian dollar. The assets and liabilities of the subsidiary are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and resulting translation gains or losses are accumulated in other comprehensive income (loss) as a separate component of stockholders’ equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year. Cumulative other comprehensive income (loss) included currency translation adjustments of $346,000, ($121,000) and ($177,000) at June 30, 2005, 2004 and 2003, respectively.
Revenues and Cost of Goods Sold
We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized, based upon historical experience, current trends in the retail industry and individual customer and product experience. Actual returns and allowances may differ from the estimates recorded. Such differences would affect the operating results of subsequent periods.
We perform periodic credit evaluations of our customers’ financial condition and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management’s expectations. We generally do not require collateral. During the second and fourth quarters of fiscal 2004, we recorded bad debt recoveries of approximately $651,000 and $163,000 arising from a customer’s bankruptcy court settlement and receipt of payment of accounts receivable previously reserved by the Company.
Our cost of goods sold includes all costs associated with the procurement and manufacture of inventory, such as the cost of inventory or raw material purchased from overseas, costs of transporting the inventory or material from our suppliers, ticketing and labeling of product and, where applicable, labor and overhead related to our product manufacturing facilities. Our Company’s manufactured products represent approximately 15% of our net sales consisting primarily of men’s belts. Selling, general and administrative costs include all of our costs related to selling and administrative activities incurred in the normal course of business that are not associated with the procurement or production of inventory, which includes costs associated with our distribution centers of approximately $16,586,000, $15,031,000 and $14,914,000 for the fiscal years ended 2005, 2004 and 2003, respectively (including shipping and handling expenses of $3,237,000, $1,979,000 and $2,074,000 for fiscal years ended 2005, 2004 and 2003, respectively).

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Major Customers
Consolidated net sales to Wal-Mart accounted for approximately 38%, 37% and 36% of our sales in fiscal 2005, 2004 and 2003, respectively. Both men’s and women’s accessories sales include revenues from Wal-Mart. Additionally, consolidated net sales to Target accounted for approximately 13%, 14% and 15% of our consolidated net sales in fiscal 2005, 2004 and 2003, respectively. Women’s accessories sales include revenues from Target. No other customers accounted for 10% or more of our total revenues.
Advertising Costs
We expense advertising costs as they are incurred. Advertising costs were $2,842,000, $1,786,000 and $2,079,000 in fiscal 2005, 2004 and 2003, respectively, consisting primarily of shows and conventions as well as display and print advertising.
Stock-Based Compensation
We may, with the approval of our Board of Directors, grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants using the intrinsic value method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and, accordingly, we recognize no compensation expense for the stock option grants. The following table reflects the impact on net income if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for fiscal 2005, 2004 and 2003 (dollars in thousands, except per share amounts):

	2005	2004	2003
		(As restated)	(As restated)
Net income:
As reported	$3,987	$6,952	$7,011
Stock-based compensation expense	256	150	—

Adjusted net income	$4,243	$7,102	$7,011
Compensation expense per SFAS No. 123	(807)	(625)	(496)

Pro forma	$3,436	$6,477	$6,515

Earnings per share:
As reported	$0.63	$1.12	$1.18
Pro forma	$0.54	$1.04	$1.09

Earnings per share – assuming dilution:
As reported	$0.61	$1.09	$1.16
Pro forma	$0.52	$1.01	$1.08
Pro forma information regarding net income and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation,” and has been determined as if we had accounted for our stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for fiscal 2005, 2004 and 2003: dividend yield of 1.0% for 2005 and 2004 and 0.0% for 2003; expected volatility of 0.388%, 0.238% and 0.270% for fiscal 2005, 2004 and 2003, respectively; a risk-free interest rate of 3.25% for 2005 and 5.25% for fiscal 2004 and 2003; and an expected holding period of five years for 2005 and seven years for 2004 and 2003. Using these assumptions for the options granted during fiscal 2005, 2004 and 2003, the weighted-average fair value of such options on the date of grant was $4.78, $4.76 and $4.76, respectively.
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
NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Impact of Recently Issued Accounting Standards
In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154 “Accounting Changes and Error Corrections,” which will become effective for most publicly owned companies for annual periods beginning after December 15, 2005. This Statement requires that a voluntary change in accounting principles be retrospectively applied to prior period’s financial statements unless it is impracticable to do so. We do not anticipate that our adoption of this Statement in fiscal 2007 will have a material impact on our consolidated financial position or consolidated statements of income, stockholders’ equity and cash flows.
On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which will become effective for most publicly owned companies for annual periods beginning after June 15, 2005. This Statement requires companies to record compensation expense for all share-based payments, such as employee stock options, at fair value. We will be required to adopt this Statement on July 1, 2005, for fiscal 2006. The Statement permits adoption of its requirements using one of two methods. The “modified prospective” method requires compensation cost to be recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested as of the effective date. The other method is the “modified retrospective” method, which includes the requirements of the “modified prospective” method, but also permits companies to restate prior years’ income based on amounts previously recognized in the pro forma disclosures under SFAS No. 123 for all prior periods presented. The disclosures above present the pro forma effects on our financial statements of the application of the fair value method to the stock options issued to our employees and our non-employee directors. We are currently evaluating the impact of the adoption of this Statement and estimate the effect on our consolidated financial position and consolidated statements of income and stockholders’ equity will approximate the pro forma effects presented above and previously disclosed in the notes to our consolidated financial statements.
In addition, SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported in the statement of cash flows as a financing cash flow rather than an operating cash flow as currently reported. This would result in reduced operating cash flows for any quarter in which employee stock options were exercised, beginning with our first quarter of fiscal 2006.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that our adoption of this Statement in fiscal 2006 will have a material impact on our consolidated financial position or consolidated statements of income, stockholders’ equity and cash flows.
NOTE 2 – ACQUISITIONS
On July 1, 2004, we completed our acquisition of all the equity interest in Superior Merchandise Company (sometimes referred to as “Superior” or “ETON”). The total purchase price was $10,000,000 and was funded entirely with cash, drawing on our existing credit line. In addition, we retired all of Superior’s outstanding debt totaling approximately $806,000. Superior, which also operates under the name of ETON, primarily markets and distributes men’s and women’s gift accessories under both the ETON® and the licensed totes® brands. The addition of totes® and ETON® to our brand portfolio are anticipated to provide the Company a dominant position in the gift accessories marketplace with an additional product category within our core accessories business. The operating results of ETON are included under our men’s accessories reporting segment (see Note 13) for fiscal 2005. For the year ended June 30, 2005, ETON recorded sales of $13.7 million, net of discounts, returns and allowances of $6.3 million. The pro forma effects of this acquisition are not material.
We recorded goodwill of approximately $6,200,000, which is not deductible for tax purposes, and intangible assets of $2,600,000 related to the acquisition of ETON, which are included in our balance sheet as of June 30, 2005. The value of the intangible assets related to customer lists and trade names.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 3 — EARNINGS PER SHARE
The following sets forth the computation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	Year Ended June 30,
	2005	2004	2003
		(As restated)	(As restated)
Numerator for basic and diluted earnings per share:
Net income before cumulative effect of accounting change	$3,987	$6,952	$7,592
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	—	(581)

Net income	$3,987	$6,952	$7,011

Denominator:
Weighted-average shares outstanding	6,327	6,208	5,934
Contingently issuable shares	22	21	18

Denominator for basic earnings per share — weighted-average shares	6,349	6,229	5,952

Effect of dilutive securities:
Employee stock options	212	132	78
Director stock option	27	28	16

Dilutive potential common shares	239	160	94

Denominator for earnings per share — assuming dilution — adjusted weighted-average shares	6,588	6,389	6,046

Earnings per common share:
Before cumulative effect of accounting change	$0.63	$1.12	$1.28
Cumulative effect of accounting change	—	—	(0.10)

	$0.63	$1.12	$1.18

Earnings per share — assuming dilution:
Before cumulative effect of accounting change	$0.61	$1.09	$1.26
Cumulative effect of accounting change	—	—	(0.10)

	$0.61	$1.09	$1.16

Options to purchase approximately 217,000 shares of common stock at prices ranging from $14.25-$17.75 per share were outstanding during fiscal year 2005 but were not included in the computation of earnings per share — assuming dilution because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.
NOTE 4 — STOCK REPURCHASE PROGRAM
On September 10, 1999, our Board of Directors approved a plan to repurchase, from time to time in the open market or through privately negotiated transactions, shares of our common stock at an aggregate purchase price of up to $2,000,000, and on October 17, 2000, our Board increased the plan by up to an additional $2,000,000. On April 21, 2001, our Board determined to temporarily discontinue any purchases under the stock repurchase plan. Since such time, the Board has not authorized management to resume repurchases under the plan. As a result, no shares were repurchased during fiscal 2005, 2004 or 2003. During fiscal 2005 and 2004, no treasury shares were sold to our employee Stock Purchase Program. During 2003, 66,260 shares of treasury stock were sold to our employee Stock Purchase Program.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 5 – CREDIT ARRANGEMENTS
On August 26, 2004, we amended our revolving credit facility with certain financial institutions. The amendment extended the expiration of our agreement from November 30, 2006, to November 30, 2007, and increased the facility from $60,000,000 to $85,000,000. Of this amount, $10,000,000 is a sub-limit of the credit facility (“swing line”), which may be used for same-day advances to be provided solely by the administrative agent (a financial institution) of the credit facility. Both the credit facility and swing line bear interest at LIBOR plus applicable margins based on financial covenants with short-term durations. The credit facility may be used for borrowings and letters of credit. The amended facility contains an accordion feature to increase the facility by up to an additional $25,000,000 by adding a financial institution at a later date. Although the previous credit facility was secured by substantially all of our assets and the assets of our subsidiaries, the amended facility is unsecured. The amended facility requires the maintenance of certain financial covenants, which, if not met, could adversely impact our liquidity.
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
At June 30, 2005, we had borrowings under the credit facility of $16,055,000 bearing interest at 4.46%. As of June 30, 2004, we had borrowings under the credit facility of $10,000,000 bearing interest at 2.82%. The effect of a 1% increase or decrease in the interest rate on our long-term debt could lower or increase our operating results by $160,000. Our interest rate swap agreement (see description below) expired on June 27, 2004, and is not included in our effective interest rate on that date. Given that our credit facility bears interest at floating market interest rates, the fair value of amounts borrowed approximate carrying value.
Debt origination costs were incurred in connection with our $85,000,000 amended credit facility and are currently amortized over the period of the facility, which expires on November 30, 2007. The unamortized portion of debt origination costs at June 30, 2005 and 2004, were $312,094 and $280,293, respectively.
At June 30, 2005 and 2004, we had outstanding letters of credit under the credit facility of $7,600,000 and $4,447,000, respectively, which were used in conjunction with merchandise procurement.
We also have a Canadian line of credit for approximately $816,000 secured by a letter of credit from a U.S. bank. At June 30, 2005 and 2004, there were no borrowings under this line of credit.
We are subject to interest rate risk on our long-term debt. We manage our exposure to changes in interest rates. Under our previous credit facility, we hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. As of June 27, 2004, the interest rate swap agreement expired and is therefore not reflected on our balance sheet. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.
At June 30, 2005, we had credit available under our credit facility and our Canadian line of credit as follows:

June 30, 2005
Total credit facilities	$85,816,000
Less:
Debt outstanding	16,055,000
Outstanding letters of credit	7,592,000
Canadian standby letter of credit	816,000

Credit available	$61,353,000

Under the credit facilities described above, future payments required for debt maturities will be $16,055,000 in fiscal year 2008.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 6 – INCOME TAXES
Significant components of our deferred tax assets and liabilities as of June 30, 2005 and 2004, were as follows:

	2005	2004
		(As restated)
Deferred tax assets:
Accounts receivable valuation	$507,000	$386,000
Inventory valuation	3,200,000	2,340,000
Other, net	1,143,000	332,000

Total deferred tax assets	4,850,000	3,058,000

Deferred tax liabilities:
Goodwill and other intangibles	(1,916,000)	(1,142,000)
Depreciation	(791,000)	(924,000)

Total deferred tax liabilities	(2,707,000)	(2,066,000)

Net deferred tax asset	$2,143,000	$992,000

Significant components of the provision (benefit) for income taxes were as follows:

	2005	2004	2003
		(As restated)	(As restated)
Current:
Federal	$3,586,000	$3,341,000	$4,189,000
Foreign	202,000	118,000	53,000
State and local	407,000	594,000	406,000

	4,195,000	4,053,000	4,648,000

Deferred:
Federal	(1,577,000)	458,000	374,000
State and local	(195,000)	19,000	25,000

	(1,772,000)	477,000	399,000

Income tax provision	$2,423,000	$4,530,000	$5,047,000

The following table reconciles the statutory federal income tax rate to our effective income tax rate:

	2005	2004	2003
		(As restated)	(As restated)
Statutory rate	34.0%	34.0%	34.0%
State and local taxes, net of federal income tax benefit	2.3%	3.5%	2.3%
Other, net	1.5%	2.0%	3.6%

	37.8%	39.5%	39.9%

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 7 – COMMITMENTS
We lease property, which includes office, manufacturing and warehouse facilities, under operating leases expiring through the year 2010 with varying renewal and escalation clauses. All of these contracts are non-cancelable leases. Additional rentals due under these escalation clauses are included in the minimum commitments below. Total rental expense for all of our leased properties for fiscal 2005, 2004 and 2003 totaled $2,694,000, $2,237,000 and $2,165,000, respectively.
Future minimum rental commitments as of June 30, 2005, were as follows:

Fiscal Year	Amount

2006	$2,160,000
2007	1,693,000
2008	1,570,000
2009	1,554,000
2010	589,000
Thereafter	—

$7,566,000

We have entered into licensing agreements with other companies for the purpose of using their trademarks on our products. Royalty expense related thereto for fiscal 2005, 2004 and 2003 totaled $2,669,000, $1,429,000 and $1,821,000, respectively.
Future minimum royalty commitments as of June 30, 2005, were as follows:

Fiscal Year	Amount

2006	$1,388,000
2007	972,000
2008	558,000
2009	210,000
2010	—
Thereafter	—

$3,128,000

NOTE 8 – GOODWILL AND INTANGIBLES
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
Using the SFAS No. 142 approach described above, we recorded a goodwill impairment charge related to our women’s accessories segment in the amount of $847,000 during the fourth quarter of fiscal 2005. The goodwill impairment was recorded due to the decreased sales in our women’s department store division resulting from soft holiday sales and competitive market pressures at the department store level for handbags and small leather goods during fiscal 2005. This downturn in business and a reduction in expected future cash flows from our women’s department store division resulted in an impairment of the goodwill related to this business. The goodwill impairment is recorded as an operating expense, in accordance with SFAS No. 142. During the first quarter of fiscal 2003, we recorded a transitional goodwill impairment charge of $950,000 ($581,000, net of tax), presented as a cumulative effect of an accounting change. The charge related to our women’s accessories segment. Prior to the adoption of SFAS No. 142, we amortized goodwill and other intangible assets using the straight-line method over their estimated useful lives, which range from three to forty years. We continue to amortize finite-lived intangibles, primarily trade names, over their useful lives.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 8 – GOODWILL AND INTANGIBLES (continued)
The following table illustrates the gross carrying amount and accumulated amortization of our acquired intangible assets as of June 30, 2005, compared to the previous year (dollars in thousands):

	2005	2004

Amortized intangible assets:
Gross carrying amount	$11,383	$8,774
Accumulated amortization	(4,980)	(4,240)

Net amortized intangible assets	$6,403	$4,534

The gross carrying amount of intangibles as of June 30, 2005, includes intangible assets related to our acquisition of Superior Merchandise in the amount of $2,600,000. The following table sets forth information regarding our intangibles with finite lives and related remaining lives (dollars in thousands):

	June 30, 2005			Weighted
	Balance (net of		Weighted	Average
	accumulated	Annual	Average Total	Remaining
	amortization)	Amortization	Life	Life

Trade names	$4,099	$346	20	12
Customer lists	2,143	357	7	6
Other intangibles	161	29	9	6

Net amortized intangible assets	$6,403	$732	13	9

Amortization expense for acquired finite-lived intangible assets during the year ended June 30, 2005, was $732,000. The following table illustrates our estimated amortization expense through June 30, 2010:
Estimated amortization expense:

Fiscal year ending 6/30/06	$733,000
Fiscal year ending 6/30/07	$733,000
Fiscal year ending 6/30/08	$733,000
Fiscal year ending 6/30/09	$731,000
Fiscal year ending 6/30/10	$722,000
The following table illustrates the changes in the carrying amount of goodwill by reportable segment for the years ended June 30, 2003, 2004 and 2005 (dollars in thousands):

	Men’s	Women’s
	Accessories	Accessories	Total

June 30, 2003	$9,857	$1,784	$11,641
Other (1)	14	—	14

June 30, 2004	$9,871	$1,784	$11,655

Purchase of ETON	6,182	—	6,182
Impairment – women’s segment	—	(847)	(847)
Other (1)	111	—	111

June 30, 2005	$16,164	$937	$17,101

(1)	Difference due to foreign currency translation adjustments.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 9 – STOCK OPTIONS
Employee Stock Options
Our officers and key management employees are eligible to receive options to purchase shares of our common stock under the Tandy Brands Accessories, Inc. 2002 Omnibus Plan (see description below). In addition, many of our officers and key management employees have received options under our prior stock option plans. All options are granted at the market price as of the date of grant and have a contractual life of ten years. Options are generally exercisable annually at a rate of one-third per year beginning one year after the grant date. The following table reflects employee stock option activity from June 30, 2002, to June 30, 2005:

	Number	Weighted-Average
	of Shares	Exercise Price
Outstanding at June 30, 2002	842,014	$11.62

Options granted	179,000	$11.67
Options exercised	(44,587)	$7.68
Options canceled or expired	(97,900)	$15.02

Outstanding at June 30, 2003	878,527	$11.40

Options granted	149,350	$12.07
Options exercised	(140,320)	$8.40
Options canceled or expired	(35,750)	$19.75

Outstanding at June 30, 2004	851,807	$11.66

Options granted	146,600	$13.26
Options exercised	(129,786)	$8.54
Options canceled or expired	(78,546)	$14.39

Outstanding at June 30, 2005	790,075	$12.20

Exercisable on June 30, 2005	501,427	$11.98

The following table segregates outstanding options granted to employees into groups based on price ranges of less than and greater than $10 per share as of June 30, 2005:

	$5.63-$8.13	$11.67-$17.56

All outstanding options:
Number of shares	177,060	613,015
Weighted-average exercise price	$6.81	$13.76
Weighted-average remaining contractual life	5.9 years	7.4 years

Exercisable options:
Number of shares	177,060	324,367
Weighted-average exercise price	$6.81	$14.80
Omnibus Plan
The Tandy Brands Accessories, Inc. 2002 Omnibus Plan (the “Omnibus Plan”) was approved by our stockholders on October 16, 2002. The purpose of the Omnibus Plan is to attract and retain the services of key management employees and Board members through the granting of incentive stock options, non-qualified stock options, performance units, stock appreciation rights or restricted stock. All grants under the Omnibus Plan have a maximum contractual life of ten years. Any grants under the Omnibus Plan will be made at the fair market value of our common stock, and specific vesting terms will be addressed in each award. All shares available for grant under our prior option plans on October 16, 2002, were transferred to the Omnibus Plan and are authorized and reserved for issuance under the Omnibus Plan. All shares of common stock presently authorized and reserved for issuance on the exercise of outstanding stock options under our prior stock option plans will, on the cancellation or expiration of any such stock options, automatically be authorized and reserved for issuance in connection with the Omnibus Plan.
At June 30, 2005 and 2004, the number of shares available for grant under the Omnibus Plan was 309,964 and 395,031, respectively.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 9 – STOCK OPTIONS (continued)
Non-Employee Director Stock Options
Our non-employee directors are also eligible for awards under the Omnibus Plan. The Omnibus Plan provides that, when a non-employee director is first elected or appointed to the Board, he or she will be granted a non-qualified stock option to purchase 3,500 shares of our common stock or, if the Board so elects, an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of such non-qualified stock option. The Omnibus Plan also provides that concurrently with each regular annual election of the Board of Directors, each continuing non-employee director (other than our Chairman) will receive a non-qualified stock option to purchase 2,500 shares of our common stock and our Chairman will receive a non-qualified stock option to purchase 4,425 shares of our common stock. If the Board so elects, non-employee directors and our Chairman may receive an alternative form of award (other than an incentive stock option) with a value substantially equivalent to the value of a non-qualified stock option to purchase 2,500 and 4,425 shares of our common stock, respectively.
On October 14, 2004, an aggregate of 5,770 shares of restricted stock with a grant date value of $14.33 per share were awarded to the non-employee members of the Board of Directors. On October 15, 2003, our non-employee directors were awarded an aggregate of 3,720 shares of restricted stock with a grant date value of $15.60 per share. These restricted shares will become vested three years after the date of grant (on October 14, 2007, and October 15, 2006, respectively), with one-third of the shares vesting on each anniversary of the date of grant. However, upon the death, disability, resignation or termination of a director, that director’s shares become fully vested. These shares of stock, while not transferable, bear rights of ownership, including voting and dividend rights, during the vesting period. An additional 3,600 shares of restricted stock with an average grant date value of $14.17 per share were awarded to new non-employee directors during fiscal 2005 with a vesting date three years from date of grant and other terms as described above. Compensation expense of $134,000 and $58,000 related to the restricted stock awards granted to our non-employee directors was recorded during fiscal 2005 and 2004, respectively.
The non-employee members of our Board of Directors were also awarded options to purchase an aggregate of 10,386 shares of our common stock at an exercise price of $14.33 per share on October 14, 2004, and 8,657 shares at an exercise price of $15.60 per share on October 15, 2003. These stock options will become fully vested six months after the date of grant. Additional options to purchase shares of our common stock were awarded to the two new non-employee directors on the dates of their election, which also fully vest six months after the date of grant (3,500 shares were awarded on August 12, 2004, with an exercise price of $13.625, and 3,500 shares were awarded on February 8, 2005, with an exercise price of $14.72). Many of our non-employee directors have also received options to purchase shares of our common stock under our prior stock option plans. The options are generally exercisable beginning six months after the date of grant. During fiscal 2005, 2004 and 2003, our non-employee directors exercised options to purchase 14,350, 2,461 and 2,585 shares of our common stock, respectively.
The following table reflects non-employee director stock option transactions from June 30, 2002, to June 30, 2005:

	Number	Weighted-Average
	of Shares	Exercise Price

Outstanding at June 30, 2002	137,251	$10.25

Options granted	14,425	$9.23
Options exercised	(2,585)	$8.13
Options canceled or expired	(19,618)	$13.37

Outstanding at June 30, 2003	129,473	$9.71

Options granted	8,657	$15.60
Options exercised	(2,461)	$9.88
Options canceled or expired	(6,000)	$19.00

Outstanding at June 30, 2004	129,669	$9.67

Options granted	17,386	$14.27
Options exercised	(14,350)	$9.08
Options canceled or expired	(3,318)	$14.00

Outstanding at June 30, 2005	129,387	$10.24

Exercisable on June 30, 2005	125,887	$10.12

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 9 – STOCK OPTIONS (continued)
The following table segregates outstanding options granted to non-employee directors into groups based on price ranges of less than $10 or greater than or equal to $10 per share as of June 30, 2005:

	$6.09-$ 9.23	$10.00-$17.75

All outstanding options:
Number of shares	75,577	53,810
Weighted-average exercise price	$7.21	$14.50
Weighted-average remaining contractual life	5.2 years	6.1 years

Exercisable options:
Number of shares	75,577	50,310
Weighted-average exercise price	$7.21	$14.48
Other Non-Employee Director Stock Plans
In fiscal 1995, our stockholders adopted the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors (the “Deferral Plan”). The Deferral Plan was established to provide non-employee directors an equity interest in the Company in order to attract and retain well-qualified individuals to serve as non-employee directors and to enhance the identity of interests between the non-employee directors and our stockholders. The Deferral Plan provides the directors with an election to defer the receipt of their annual and committee chair retainer fees until a future date determined by each director. The payment of such fees will be in the form of phantom stock units which will ultimately be settled in shares of our common stock. All amounts deferred are credited to a bookkeeping reserve account we maintain in phantom stock units which are equivalent in value to our common stock. The phantom stock units representing shares are calculated by dividing the deferred cash amount by the average closing price of the stock for each day of the period during which such cash amount would have been paid but for the deferral election. We record compensation expense for the amount of the directors’ retainer fees. We benefit from cash retained when directors elect to defer their retainer fees and receive phantom stock units. The Deferral Plan provides for the issuance of up to 50,000 shares of our common stock to non-employee directors. During fiscal 2005, 2004 and 2003, 2,945, 2,885 and 3,411 phantom stock units, respectively, were issued under the Deferral Plan. Amounts recorded as compensation expense related to the Deferral Plan for fiscal 2005, 2004 and 2003 were $40,453, $40,096 and $34,150, respectively.
NOTE 10 – EMPLOYEE BENEFIT PLANS
The Tandy Brands Accessories, Inc. Employees Investment Plan Trust (the “401(k) Plan”) is open to substantially all full-time employees who have completed one year of service. Under the 401(k) Plan, an eligible employee may contribute up to 10% of his or her annual compensation to the 401(k) Plan on a pre-tax basis. We, at our discretion, match 100% of employee contributions up to 5% of compensation. The 401(k) Plan allows participants to direct the investment of both employee and matching employer contributions from a variety of investment alternatives, one of which is our common stock. All contributions made to the 401(k) Plan prior to July 1, 2003, are fully vested and are held in a fund invested primarily in our common stock.
The Tandy Brands Accessories, Inc. Stock Purchase Program (the “Program”) is open to all full-time employees who have been employed at least six months, but less than one year, or who have been employed one year or more and are contributing to the 401(k) Plan. Under the Program, participants may contribute between 5% and 10% of their earnings, and we match 25% or 50% of each participant’s contribution depending on their length of employment. The Program purchases treasury stock, if available (see Note 4), or unissued common stock directly from the Company at monthly average market prices. The participant’s shares are fully vested upon purchase, and the participant may withdraw from the Program at any time. The shares purchased under the Program are distributed to participants annually.
The Tandy Brands Accessories, Inc. Benefit Restoration Plan Trust (the “BRP”) is a non-qualified plan of deferred compensation, the purpose of which is to restore retirement benefits on behalf of a select group of our management and highly compensated employees who are eligible to make contributions to the 401(k) Plan, the amount of which is reduced due to limitations imposed by Sections 401(a)(17) and 402(g) of the Internal Revenue Code of 1986. For any plan year, a participant may elect to defer, on a pre-tax basis, between 5% and 10% of his gross salary and wages otherwise payable to him by us during such plan year, reduced by the total contributions he made during such plan year to the 401(k) Plan. Participants may direct the investment of their contributions in various investment alternatives, including our common stock. We make quarterly matching contributions in cash to the BRP on the participant’s behalf equal to 150% of the amount the participant deferred during such calendar quarter. Our matching contributions are required to be invested only in our common stock. All payments of benefits from the BRP will be made solely in cash in either a single, lump-sum distribution or in monthly installments over a certain period, not to exceed 10 years. The liability associated with the BRP of $1,170,000 and $1,087,000 at June 30, 2005 and 2004, respectively, is included in other noncurrent liabilities.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 10 – EMPLOYEE BENEFIT PLANS (continued)
Our total contributions to these plans were approximately $1,350,000, $1,162,000 and $1,211,000 in fiscal 2005, 2004 and 2003, respectively.
On July 1, 2004 and 2003, our executive officers were awarded a total of 22,800 shares of restricted stock with a grant date value of $13.26 per share and 22,800 shares with a grant date value of $12.06 per share, respectively. These shares will become fully vested three years from date of grant (July 1, 2007, and July 1, 2006, respectively). These shares of stock, while not transferable, bear rights of ownership, including voting and dividend rights, during the three-year vesting period. There are no performance requirements related to vesting, only continued employment through the vesting date. Unearned compensation in the amount of $160,000 was recorded during fiscal 2005. The amount recorded during fiscal 2005 is comprised of compensation of $302,000 related to the restricted shares awarded to our executive officers on July 1, 2004, and a reversal of $142,000 related to restricted shares forfeited by the resignation of one of our officers. Compensation expense of approximately $123,000 and $92,000 was recorded during fiscal 2005 and 2004, respectively, related to these restricted shares. Our executive officers were also awarded stock options to purchase a total of 56,100 shares of our common stock on July 1, 2004. Other key employees were awarded stock options to purchase a total of 90,500 shares of our common stock on July 1, 2004, as well. These stock options vest in one-third increments on each anniversary of the date of grant.
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
For the years ended June 30, 2005, 2004 and 2003, we recorded expenses related to the SERP of approximately $330,000, $315,000 and $151,000, respectively. Measurement of obligations under the SERP is calculated as of each fiscal year-end. During fiscal 2005 we funded $850,000 of the liability for this plan. These assets are held in a rabbi trust to fund the liabilities associated with the SERP. These assets were invested in restricted cash and other investments with a fair market value approximately equal to their cost as of June 30, 2005, and are included in other noncurrent assets.
The discount rate used to determine the actuarial present value of the projected benefit obligation under the SERP was 6% and 7.5% as of June 30, 2005 and 2004, respectively, and the assumed weighted-average rate increase in future compensation levels was 4.0% per year for fiscal 2005 and 2004.
On August 2, 2005, the Board of Directors terminated the Tandy Brands Accessories, Inc. SERP, effective as of September 2, 2005. We currently expect to pay out approximately $85,000 during fiscal 2006 as a benefit payment to our executive officer who resigned during fiscal 2005. We do not currently expect to pay any additional payments during the next five years. See Note 16 for additional information regarding this subsequent event.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 10 – EMPLOYEE BENEFIT PLANS (continued)
The following table provides a reconciliation of benefit obligations and funded status of the SERP as of June 30, 2005 and 2004 (dollars in thousands):

	2005	2004

Change in projected benefit obligation:
Projected benefit obligation, beginning of year	$2,285	$2,134
Service cost	19	15
Interest cost	171	160
Actuarial loss (gain)	899	(24)
Plan amendments	—	—

Projected benefit obligation, end of year	$3,374	$2,285

Reconciliation of funded status:
Funded status	$(3,374)	$(2,285)
Unrecognized prior service cost	1,702	1,843
Unrecognized net loss (gain)	875	(24)

Accrued benefit liability	$(797)	$(466)

Amounts recognized in the balance sheet:
Accrued benefit liability	$(2,926)	$(1,721)
Intangible asset	1,702	1,255
Accumulated other comprehensive income	427	—

Net amount recognized	$(797)	$(466)

Components of net periodic benefit cost:
Service cost	$19	$15
Interest cost	171	160
Amortization of prior service cost	140	140

	$330	$315

Additional information for SERP:
Accumulated benefit obligation	$2,926	$1,721

At June 30, 2005, we had 1,429,706 shares authorized and reserved for future issuance under all of our stock incentive plans, including outstanding options under the Omnibus Plan and our prior stock option plans.
NOTE 11 – DIVIDENDS
During fiscal 2005, we declared dividends as set forth in the following table:

Declaration Date	Record Date	Payable Date	Dividend per Share
August 12, 2004	September 30, 2004	October 19, 2004	$0.0275
December 2, 2004	December 31, 2004	January 20, 2005	$0.0275
February 8, 2005	March 31, 2005	April 20, 2005	$0.0275
April 21, 2005	June 30, 2005	July 20, 2005	$0.0275
Our amended credit facility permits the payment of dividends. However, dividend payments are a component in the calculation of certain financial covenants, which, if not met, could adversely impact our liquidity. We expect that quarterly dividends will continue to be paid in fiscal 2006.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 12 – PREFERRED STOCK AND PREFERRED SHARE PURCHASE RIGHTS
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
Preferred Share Purchase Rights
Prior to the spin-off of the Company in 1990, our Board of Directors authorized the Rights Plan. In conjunction with the spin-off, each share of our common stock was distributed with one preferred share purchase right (collectively, the “Rights”), which entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Cumulative Preferred Stock at a price of $36 per one one-hundredth (1/100) of a share, subject to adjustment. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors, except pursuant to an offer conditioned upon a substantial number of Rights being acquired. The description and terms of the Rights are set forth in a Rights Agreement between the Company and BankBoston N.A., as Rights Agent.
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
NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION
We sell our products to a variety of retail outlets, including mass merchants, national chain stores, major department stores, men’s and women’s specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military. Our Company and our corresponding customer relationships are organized along men’s and women’s product lines. As a result, we have two reportable segments: (1) men’s accessories, consisting of belts, wallets, gift accessories, jewelry, neckwear, suspenders, gun slings and other small leather accessories, and (2) women’s accessories, consisting of belts, wallets, socks, cold weather goods, handbags, scarves, hats and hair accessories. General corporate expenses are allocated to each segment based on the respective segment’s asset base. Depreciation and amortization expense related to assets recorded on our corporate accounting records are allocated to each segment as described above. Management measures profit or loss on each segment based upon income or loss before taxes, utilizing accounting policies consistent in all material respects with those described in Note 1. No inter-segment revenue is recorded.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)
Information regarding operations and assets by reportable segment is as follows (dollars in thousands):

	Year Ended June 30,
	2005	2004	2003
		(As restated)	(As restated)
Revenue from external customers:
Men’s accessories	$134,584	$113,558	$108,816
Women’s accessories	86,648	101,862	115,671

	$221,232	$215,420	$224,487

Operating income (loss) (1):
Men’s accessories	$11,002	$12,612	$8,500
Women’s accessories	(3,616)	1,099	6,871

	$7,386	$13,711	$15,371

Interest expense	$(1,222)	$(2,357)	$(2,833)
Other income (2)	246	128	101

Income before income taxes and cumulative effect of accounting change	$6,410	$11,482	$12,639

Depreciation and amortization expense:
Men’s accessories	$3,073	$2,137	$2,351
Women’s accessories	1,952	1,918	1,916

	$5,025	$4,055	$4,267

Capital expenditures:
Men’s accessories	$559	$475	$331
Women’s accessories	354	1,102	335
Corporate	2,600	1,541	1,778

	$3,513	$3,118	$2,444

Total assets:
Men’s accessories	$88,451	$70,144	$71,275
Women’s accessories	44,929	44,584	55,997
Corporate	17,382	19,895	19,848

	$150,762	$134,623	$147,120

(1)	Operating income (loss) consists of net sales less cost of sales and specifically identifiable selling, general and administrative expenses.

(2)	Other income includes royalty income on corporate trade names and other income not specifically identifiable to a segment.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 13 – DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (continued)
Our net sales, total assets and property, plant and equipment as of June 30, 2005, 2004 and 2003, by geographic location, were as follows (dollars in thousands):

	Year Ended June 30,
	2005	2004	2003
		(As restated)	(As restated)
Net sales:
United States	$213,368	$208,570	$217,849
Canada (1)	7,864	6,850	6,638

	$221,232	$215,420	$224,487

Income before provision for income taxes and cumulative effect of accounting change:
United States	$5,976	$11,232	$12,555
Canada (1)	434	250	84

	$6,410	$11,482	$12,639

Total assets:
United States	$143,586	$128,735	$141,495
Canada (1)	7,176	5,888	5,625

	$150,762	$134,623	$147,120

Property, plant and equipment, at cost:
United States	$37,150	$34,089	$31,426
Canada (1)	592	492	459

	$37,742	$34,581	$31,885

(1)	Sales and income reported for our Canadian subsidiary are converted to U.S. dollars at the average exchange rate for each of the fiscal years above. Total assets and property, plant and equipment are converted at the exchange rate as of June 30 for each year. Our Canadian subsidiary is reported in our men’s accessories reporting segment.
NOTE 14 – RELATED PARTY TRANSACTIONS
During fiscal 2005, 2004 and 2003, we purchased inventory of approximately $42,497,000, $44,327,000 and $53,307,000, respectively, from a supplier who is a stockholder of the Company. At June 30, 2005 and 2004, the total purchase amount listed above also included unpaid invoices in the amount of $2,473,000 and $4,478,000, respectively. The merchandise is purchased at amounts which we believe approximate fair market value. Although the potential exposure for product flow interruption may be significant in the event of loss of such supplier, this exposure is mitigated because the inventory may be purchased from various other sources.

Notes To Consolidated Financial Statements
Tandy Brands Accessories, Inc. and Subsidiaries
NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of our quarterly financial data (dollars in thousands, except per share amounts) for the two years ended June 30, 2005, is set forth below:

	First	Second	Third	Fourth
Fiscal 2005	Quarter	Quarter	Quarter	Quarter

Net sales	$60,474	$73,990	$43,905	$42,863
Gross margin	22,060	28,032	16,066	15,075
Income (loss) before income taxes	4,562	6,998	(1,711)	(3,439)
Net income (loss)	$2,814	$4,291	$(997)	$(2,121)

Earnings (loss) per common share	$0.44	$0.68	$(0.16)	$(0.33)

Earnings (loss) per common share – assuming dilution	$0.43	$0.65	$(0.16)	$(0.33)

Net income for the fourth quarter of fiscal 2005 includes a charge for goodwill impairment related to our women’s accessories segment in the amount of $847,000.

Fiscal 2004 (As restated)
Net sales	$64,232	$64,159	$42,560	$44,469
Gross margin	21,630	22,081	15,383	16,191
Income before income taxes	4,691	6,358	225	208
Net income	$2,824	$3,888	$111	$129

Earnings per common share	$0.46	$0.63	$0.02	$0.02

Earnings per common share – assuming dilution	$0.45	$0.61	$0.02	$0.02

See Note 1 to our consolidated financial statements for a discussion of restatement of prior period financial statements.
The effect of this restatement was $21,000, or $0.003 per diluted share, for each of the first three quarters and $22,000, or $0.004 per diluted share, for the fourth quarter of fiscal 2004.
NOTE 16 – SUBSEQUENT EVENTS
On August 2, 2005, the Board of Directors terminated the Tandy Brands Accessories, Inc. Supplemental Executive Retirement Plan (the “SERP”), effective as of September 2, 2005. As a result of the termination of the SERP, no additional participants may become entitled to benefits under the SERP. As of the effective date of the termination, only one officer was an actively employed participant in the SERP. On August 19, 2005, the Board entered into an agreement with that officer to waive his right to benefits which he had accrued under the SERP in exchange for (i) the balance (approximately $765,000) remaining in the rabbi trust established by the Company for the purpose of setting aside amounts to assist the Company in satisfying its obligation under the SERP (the “trust”) as of the effective date of the termination of the SERP, after a benefit payment of approximately $85,000 was made to an officer who was a participant in the SERP until his resignation, plus, (ii) beginning with the 2006 fiscal year and continuing until June 30, 2008, an additional $330,593 for each such fiscal year, which will be accrued on the books of the Company, or at the Company’s discretion, contributed to the trust. For the additional accrual or contribution to be made each year, the officer must remain employed by the Company for each such fiscal year and be employed by the Company on the last day of each fiscal year. The funds remaining in the trust, as well as additional contributions to the trust, will continue to be invested under the terms of the trust. Any amounts that are not contributed to the trust, but are accrued on the books of the Company, shall accrue interest at a rate equal per annum to the Company’s cost of borrowing at the time. The officer may elect payment of benefits either as a lump sum payment after his retirement or a designated number of annual payments after that date.

Report of Independent Registered Public Accounting Firm
Tandy Brands Accessories, Inc. and Subsidiaries
To the Board of Directors of Tandy Brands Accessories, Inc.
We have audited the accompanying consolidated balance sheets of Tandy Brands Accessories, Inc. and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tandy Brands Accessories, Inc. and subsidiaries at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.
As described in Note 1 to the consolidated financial statements, the Company corrected an error related to a deferred tax asset associated with their Canadian operations. The prior periods presented have been restated for this correction. Additionally, as described in Note 1 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”
Fort Worth, Texas
August 10, 2005

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
Management maintains a system of internal controls over financial reporting. We believe this system provides reasonable assurance that transactions are properly recorded and reported in the financial statements, assets are properly safeguarded and accounted for and records are maintained so as to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States.
The Board of Directors, through the activities of its Audit Committee consisting solely of independent directors, provides oversight of the process of reporting financial information. The committee meets periodically with management and our independent registered public accounting firm and internal auditors to review internal accounting controls, audit results, financial reporting and accounting principles and practices. Both our independent and internal auditors have full and free access to the Audit Committee, with and without management present.

J.S.B. Jenkins	Mark J. Flaherty
President and Chief Executive Officer	Chief Financial Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
General
Tandy Brands Accessories, Inc. is a leading designer, manufacturer and marketer of branded men’s, women’s and children’s accessories, including belts and small leather goods, such as wallets. Our product line also includes handbags, socks, scarves, gloves, hats, hair accessories, suspenders, cold weather accessories, sporting goods, neckwear and gift accessories. Our merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including DOCKERS®, LEVI’S®, LEVI STRAUSS SIGNATURE™, JONES NEW YORK®, TOTES®, ROLFS®, HAGGAR®, WOOLRICH®, JORDACHE®, BUGLE BOY®, CANTERBURY®, PRINCE GARDNER®, PRINCESS GARDNER®, AMITY®, COLETTA®, STAGG®, ACCESSORY DESIGN GROUP®, TIGER® and ETON®, as well as private brands for major retail customers. We sell our products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men’s and women’s specialty stores, catalog retailers, grocery stores, drug stores, golf pro shops, sporting goods stores and the retail exchange operations of the United States military.
The principal market for our common stock is the NASDAQ National Market System. Our common stock is listed on the NASDAQ National Market under the symbol “TBAC.” As of September 1, 2005, we had approximately 839 stockholders of record.
Our Company and our corresponding customer relationships are organized along men’s and women’s product lines. As a result, we have two reportable segments: (1) men’s accessories, consisting of belts, wallets, gift accessories, jewelry, neckwear, suspenders, gun slings and other small leather accessories, and (2) women’s accessories, consisting of belts, wallets, socks, cold weather goods, handbags, scarves, hats and hair accessories. The following provides an overview of sales and gross margin data from our reportable segments for fiscal 2005 compared to the previous two fiscal years (see Note 13 to our consolidated financial statements for certain other financial information with regard to our men’s and women’s accessories segments):

	Year Ended June 30,
	2005	2004	2003
	(dollars in thousands)
Net sales:
Men’s accessories	$134,584	$113,558	$108,816
Women’s accessories	86,648	101,862	115,671

Total net sales	$221,232	$215,420	$224,487

Gross margin:
Men’s accessories	$53,941	$44,360	$41,409
Women’s accessories	27,292	30,925	36,679

Total gross margin	$81,233	$75,285	$78,088

Gross margin as percentage of sales:
Men’s accessories	40.1%	39.1%	38.1%
Women’s accessories	31.5%	30.4%	31.7%
Total	36.7%	34.9%	34.8%
Our sales are generally affected by changes in demand for our product categories (volume) as well as customer allowances and returns. Additionally, sales volume can impact our gross margins in terms of product mix between mass merchant retailers, which typically sell product at lower price points than that of the department store and specialty retailers. Our cost of goods sold includes all costs associated with the procurement and manufacture of inventory, such as the cost of inventory or raw material purchased from overseas, costs of transporting the inventory or material from our suppliers, ticketing and labeling of product and, where applicable, labor and overhead related to our product manufacturing facilities. Selling, general and administrative costs include all our costs related to selling and administrative activities incurred in the normal course of business that are not associated with the procurement or production of inventory, which includes costs associated with our distribution centers. Given that some entities may include costs related to their distribution network in cost of goods sold and others, such as our Company, may exclude all or a portion from cost of goods sold, our gross margins may not be comparable to others.
The Company is deeply saddened by the destruction and tremendous loss the Gulf Coast region of our country endured as the result of Hurricane Katrina. Given the uncertainty of the economic impact of the events of Hurricane Katrina, we cannot predict at this time whether future orders will be adversely affected during fiscal 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
The following table illustrates net sales by product category from our reportable segments for the years ended June 30 (dollars in thousands):

	Men’s	% of	Women’s	% of	Total Net	% of
	Sales	Sales	Sales	Sales	Sales	Sales

2005
Belts	$91,401	67.9%	$27,682	32.0%	$119,083	53.8%
Small Leather Goods	17,408	12.9%	24,329	28.1%	41,737	18.9%
Socks	—	—	12,077	13.9%	12,077	5.5%
Cold Weather Goods	—	—	6,441	7.4%	6,441	2.8%
Hats & Handbags	—	—	10,561	12.2%	10,561	4.8%
Gift Accessories	13,655	10.2%	—	—	13,655	6.2%
Other Products	12,120	9.0%	5,558	6.4%	17,678	8.0%

Total Net Sales	$134,584	100%	$86,648	100%	$221,232	100%

2004
Belts	$87,226	76.8%	$30,390	29.8%	$117,616	54.6%
Small Leather Goods	18,329	16.2%	27,018	26.5%	45,347	21.1%
Socks	—	—	16,977	16.7%	16,977	7.9%
Cold Weather Goods	—	—	6,809	6.7%	6,809	3.2%
Hats & Handbags	—	—	18,303	18.0%	18,303	8.4%
Gift Accessories	—	—	—	—	—	—
Other Products	8,003	7.0%	2,365	2.3%	10,368	4.8%

Total Net Sales	$113,558	100%	$101,862	100%	$215,420	100%

2003
Belts	$80,898	74.4%	$38,392	33.2%	$119,290	53.1%
Small Leather Goods	19,856	18.2%	24,586	21.3%	44,442	19.8%
Socks	—	—	19,019	16.4%	19,019	8.5%
Cold Weather Goods	—	—	6,281	5.4%	6,281	2.8%
Hats & Handbags	—	—	21,823	18.9%	21,823	9.7%
Gift Accessories	—	—	—	—	—	—
Other Products	8,062	7.4%	5,570	4.8%	13,632	6.1%

Total Net Sales	$108,816	100%	$115,671	100%	$224,487	100%

Challenges and Opportunities
Fiscal 2005 presented many challenges and opportunities for us. We experienced strong sales in our core men’s accessories business due to increased demand for belts and small leather goods programs as well as strengthening performance from our newer initiatives, including men’s neckwear and jewelry. Gift accessories from our ETON division, acquired on July 1, 2004, have also performed well during fiscal 2005. However, competitive market pressures and changing trends in women’s fashion accessories contributed to a decrease in sales for our women’s division. This downturn in business and a reduction in expected future cash flows from our women’s department store division resulted in a goodwill impairment charge of $847,000 related to this business. We are currently in the process of consolidating our women’s mass merchant and department store businesses into one group to improve the overall performance and profitability of our women’s segment. We expect that this consolidation will allow us to better meet the needs of our customers and also improve the productivity and profitability of the division.
As a result of the Company’s annual 2005 audit, an error was identified related to an overstatement of a deferred tax asset associated with the tax return treatment of intercompany charges with our Canadian operation that required restatement of the fiscal 2004 and prior financial statements. The restatement reduced 2004 and 2003 reported earnings by $85,500 and $125,000, or $0.01 and $0.02 per diluted share, respectively. Additionally, beginning stockholders’ equity for fiscal 2003 was reduced by approximately $741,000. This deferred tax adjustment had no impact on the Company’s fiscal 2005 financial results.
We declared quarterly dividends to our stockholders of $.0275 per share in each quarter of fiscal 2005. On August 16, 2005, our Board of Directors declared a dividend for the first quarter of fiscal 2006 of $.0275 per share, payable to stockholders of record as of September 30, 2005.
As you read the following discussion and analysis, you should refer to our consolidated financial statements and the accompanying notes presented elsewhere in this annual report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
FISCAL 2005 COMPARED TO FISCAL 2004
Net Sales and Gross Margin
The following table illustrates net sales and gross margin data from our reportable segments for the year ended June 30, 2005, compared to last year.

	Year Ended June 30,
			% Increase
	2005	2004	(Decrease)
	(dollars in thousands)
Net sales:
Men’s accessories	$134,584	$113,558	18.5%
Women’s accessories	86,648	101,862	(14.9%)

Total net sales	$221,232	$215,420	2.7%

Gross margin:
Men’s accessories	$53,941	$44,360	21.6%
Women’s accessories	27,292	30,925	(11.7%)

Total gross margin	$81,233	$75,285	7.9%

Gross margin as a percentage of sales:
Men’s accessories	40.1%	39.1%
Women’s accessories	31.5%	30.4%
Total	36.7%	34.9%
Net sales increased $5.8 million compared to last year. The overall increase is primarily due to the sale of gift accessories by our ETON division, acquired on July 1, 2004. Net sales of men’s accessories increased $21.0 million compared to last year due to the addition of gift accessories from ETON, which added $13.7 million in net sales, as well as increased sales of men’s belts and small leather goods. Strengthening sales of neckwear and jewelry, added to our men’s product line late last year, also increased sales in fiscal 2005. Net sales of women’s accessories decreased $15.2 million due to reduced sales by both our mass merchant and department store businesses across all major product categories during fiscal 2005. The shortfall was due to downward pressures on women’s accessories replenishment, competitive market pressures at the department store level for handbags and small leather goods as well as changing trends in fashion accessories categories, such as straw bags, compared to the prior fiscal year.
During fiscal 2005, ETON recorded sales of $13.7 million, net of $6.3 million of discounts, returns and allowances. Included in that amount is a $465,000 reserve for sales returns related to Father’s Day sales at June 30, 2005. Due to the nature of ETON’s business, a significant percentage of sales in gift accessories occurs during the Christmas and Father’s Day holiday seasons. A reserve was recorded during each quarter for anticipated returns expected to occur during the following quarter.
Gross margins increased $5.9 million in fiscal 2005 compared to fiscal 2004. This increase was primarily due to a higher sales mix of men’s accessories, which includes the higher margin gift accessories business. Gross margins in our men’s division increased $9.6 million compared to last year. This increase offset the $3.6 million decrease in gross margins for women’s accessories which was due to the sales shortfall in our women’s business as well as higher than anticipated customer allowances requested by customers to offset their markdowns at retail in order to increase product sales.
Gross margins as a percentage of sales increased 1.8% in fiscal 2005 compared to fiscal 2004. The gross margin increases were due to a higher sales mix of men’s accessories, which includes the higher margin gift accessories business, and improved margins in our women’s mass merchant categories compared to the same period last year. We anticipate our ETON gift accessories business will generate sales with gross margins that are approximately 250 to 500 basis points above our core men’s accessories business. Nevertheless, any material changes in sales mix, such as higher mass merchant accessory sales or direct shipments, could lower our gross margin percentages during a particular season. Direct shipments have lower than average gross margins because these goods are shipped directly from the supplier to our customer and are not handled in our distribution centers, thereby reducing our overhead costs related to the sale.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
Operating Expenses
The following table illustrates selling, general and administrative expenses and depreciation and amortization expenses for our reportable segments for fiscal 2005 compared to fiscal 2004:

	Year Ended June 30,
			% Increase
	2005	2004	(Decrease)
	(dollars in thousands)
Selling, general & administrative expenses:
Men’s accessories	$39,866	$29,574	34.8%
Women’s accessories	28,109	27,945	0.6%

Total	$67,975	$57,519	18.2%

Depreciation and amortization expense:
Men’s accessories	$3,073	$2,137	43.8%
Women’s accessories	1,952	1,918	1.8%

Total	$5,025	$4,055	23.9%

Interest expense	$1,222	$2,357	(48.2%)
Selling, general and administrative expenses increased $10.5 million in fiscal 2005 compared to fiscal 2004. The increase is due to $5.8 million of selling, general and administrative costs resulting from our acquisition of ETON, which include the planned integration costs related to the operation of an additional facility in New Orleans, such as rent, wages and other operating costs. During the third quarter of fiscal 2005, most of the expenses related to the New Orleans operations were phased out, with inventory and shipping operations relocated to our West Bend, Wisconsin, facility. Commission expense increased by $800,000 due to the sales increase related to our acquisition of ETON. Total royalty expense for the year increased to $2.7 million compared to $1.4 million last year, due to payments for ETON royalties as well as increased royalty expense in our other divisions. Legal expense increased $1.2 million in fiscal 2005, which included a $680,000 charge related to an agreement to settle a legal dispute related to certain products produced by the Company, compared to fiscal 2004. During the fourth quarter of fiscal 2005, severance costs of approximately $400,000 were incurred as a result of the ongoing restructuring in our women’s mass merchant and department store businesses. Other variable costs also increased due to the $5.8 million sales increase over the prior year. Also, during the second and fourth quarters of fiscal 2004 we recorded a bad debt recovery of $651,000 and $163,000, respectively, from a customer’s bankruptcy court settlement and payment of accounts receivable that we had previously reserved.
During the fourth quarter of fiscal 2005 we recorded a charge for goodwill impairment related to our women’s department store division in the amount of $847,000. The goodwill impairment was recorded due to the decreased sales in our women’s department store division resulting from soft holiday sales and competitive market pressures at the department store level for handbags and small leather goods during fiscal 2005. This downturn in business and a reduction in expected future cash flows from our women’s department store division resulted in an impairment of the goodwill related to this business.
Depreciation and amortization expense increased due to our acquisition of ETON, additional leasehold improvements in our corporate offices and assets related to the distribution software implementation in Yoakum, Texas. Included in the expense for ETON is amortization of $370,000, related to $2.6 million of intangibles, primarily customer lists, acquired with ETON.
Interest expense for fiscal 2005 decreased $1.1 million compared to fiscal 2004. This decrease was primarily due to the expiration of our rate swap agreement which expired June 27, 2004. Our weighted-average interest rate for fiscal 2005 was 3.5% and 5.6% for fiscal 2004, including the rate swap.
The effective tax rates for fiscal 2005 and fiscal 2004 were 37.8% and 39.5%, respectively. The effective tax rate was lower for 2005 due to lower effective state and local tax rates.
Net Income
Net income for fiscal 2005 decreased 42.6% to $4.0 million, or $0.61 per diluted share, compared to net income of $7.0 million, or $1.09 per diluted share, for fiscal 2004. The decrease in net income in fiscal 2005 was due to reduced sales of women’s mass merchant accessories, the $847,000 goodwill impairment charge related to our women’s department store business and increased operating costs described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
FISCAL 2004 COMPARED TO FISCAL 2003
Net Sales and Gross Margin
The following table illustrates net sales and gross margin data from our reportable segments for the year ended June 30, 2004, compared to the year ended June 30, 2003:

	Year Ended June 30,
			% Increase
	2004	2003	(Decrease)
	(dollars in thousands)
Net sales:
Men’s accessories	$113,558	$108,816	4.4%
Women’s accessories	101,862	115,671	(11.9%)

Total net sales	$215,420	$224,487	(4.0%)

Gross margin:
Men’s accessories	$44,360	$41,409	7.1%
Women’s accessories	30,925	36,679	(15.7%)

Total gross margin	$75,285	$78,088	(3.6%)

Gross margin as a percentage of sales:
Men’s accessories	39.1%	38.1%
Women’s accessories	30.4%	31.7%
Total	34.9%	34.8%
Net sales decreased $9.1 million compared to the previous year. The overall decrease was attributable to lower sales volume in women’s mass merchant accessories. Net sales of men’s accessories increased $4.7 million compared to the prior year due to higher men’s and boys’ mass merchant belt sales during fiscal 2004. Net sales of women’s accessories decreased $13.8 million due to lower sales to mass merchants during fiscal 2004. The shortfall in our women’s mass merchant category was due to downward pressure on inventory replenishment by mass merchant customers, competitive market pressures and fewer item-driven fashion trends.
Gross margins decreased $2.8 million in fiscal 2004 compared to fiscal 2003. This decrease was primarily due to the decrease in women’s accessories gross margins, which decreased $5.8 million, or 15.7%, in fiscal 2004 compared to fiscal 2003. The decrease in gross margins for women’s accessories was due to higher than anticipated customer allowances and direct sales shipments of women’s accessories to Target and Payless ShoeSource. Direct shipments have lower than average gross margins because these goods are shipped directly from the supplier to our customer and are not handled in our distribution centers, thereby reducing our overhead costs related to the sale. The decrease in gross margins for women’s accessories was offset by gross margins for men’s accessories, which increased $3.0 million compared to the previous year. The improvement in gross margins for men’s accessories was due to an increase in margins for department store sales of men’s belts, small leather goods and accessory assortments compared to the previous year.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
Operating Expenses
The following table illustrates selling, general and administrative expenses and depreciation and amortization expenses for our reportable segments for fiscal 2004 compared to fiscal 2003:

	Year Ended June 30,
			% Increase
	2004	2003	(Decrease)
	(dollars in thousands)
Selling, general & administrative expenses:
Men’s accessories	$29,574	$30,384	(2.7%)
Women’s accessories	27,945	28,066	(0.4%)

Total	$57,519	$58,450	(1.6%)

Depreciation and amortization expense:
Men’s accessories	$2,137	$2,351	(9.1%)
Women’s accessories	1,918	1,916	0.1%

Total	$4,055	$4,267	(5.0%)

Interest expense	$2,357	$2,833	(16.8%)
Selling, general and administrative expenses decreased $0.9 million in fiscal 2004 compared to fiscal 2003. This decrease was due primarily to a bad debt recovery of approximately $651,000 and $163,000 during the second and fourth quarters of fiscal 2004, respectively, arising from a customer’s bankruptcy court settlement and payment of accounts receivable that we had previously reserved. Other decreases in expenses were attributable to variable costs related to lower sales, such as reduced royalty, customer freight and shipping supplies expense during fiscal 2004 compared to the prior year. Telecommunication expense also decreased by approximately $300,000 due to the change to web-based EDI transmissions.
Depreciation and amortization expense decreased due to certain intangibles that were fully amortized during the prior fiscal year, having reached the end of their useful lives.
Interest expense for fiscal 2004 decreased $0.5 million compared to fiscal 2003. This decrease was primarily related to lower interest rates as well as lower debt levels compared to the prior year.
The effective tax rates for fiscal 2004 and fiscal 2003 were 39.5% and 39.9%, respectively.
Net Income
Net income for fiscal 2004 decreased 8.4% to $7.0 million, or $1.09 per diluted share, compared to net income of $7.6 million, or $1.26 per diluted share, for fiscal 2003, before the cumulative effect of accounting change resulting from the adoption of SFAS No. 142. During fiscal 2003 we recorded the cumulative effect of an accounting change resulting from the adoption of SFAS No. 142 in the amount of $581,000, net of tax. Net income for fiscal 2003, including the cumulative effect of the accounting change, was $7.0 million, or $1.16 per diluted share. The decrease in net income in fiscal 2004 was primarily due to reduced sales of women’s mass merchant accessories.
LIQUIDITY AND CAPITAL RESOURCES
For the year ended June 30, 2005, our operating activities provided cash of $4,556,000 compared to $23,013,000 in the previous year. This change is due to increased inventory procurement for ETON and our core men’s division compared to the prior year. Our investing activities used cash of $14,363,000 for fiscal 2005 compared to $3,118,000 in the previous year due primarily to our acquisition of Superior for $10,000,000 on July 1, 2004. The purchase was funded entirely with cash, drawing on our existing credit line.
Capital expenditures totaled $3,513,000 for the year ended June 30, 2005, an increase of $395,000 from the previous year. This increase is attributed to the implementation of a new distribution software application at our facility in Yoakum, Texas, and the acquisition of additional computer hardware related to that project. The Yoakum software implementation project was completed during the third quarter of fiscal 2005. Other capital expenditures during the year are related to additional leasehold improvements in our corporate offices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
LIQUIDITY AND CAPITAL RESOURCES (continued)
Generally, our primary sources of liquidity are cash flows from operating activities and our credit facility. We have an $85,000,000 unsecured revolving credit facility, which can be used for seasonal borrowings and letters of credit. In addition, this facility contains an accordion feature to increase the facility by up to an additional $25,000,000 by adding an additional financial institution at a later date. Although our credit facility is unsecured, it is guaranteed by all of our subsidiaries, except our Canadian subsidiary. The credit facility requires us to maintain certain financial covenants. If we do not comply with these covenants, our liquidity position could be adversely impacted. Our borrowings under our credit facility were $16,055,000 and $10,000,000 as of June 30, 2005 and 2004, respectively. We also have a Canadian line of credit of approximately $816,000 secured by a letter of credit from a United States bank. See Note 5 to our consolidated financial statements.
At June 30, 2005, we had credit available under our credit facility and our Canadian line of credit as follows:

June 30, 2005
Total credit facilities	$85,816,000
Less:
Debt outstanding	16,055,000
Outstanding letters of credit	7,592,000
Canadian standby letter of credit	816,000

Credit available	$61,353,000

Under the credit facilities described above, future payments required for debt maturities will be $16,055,000 in fiscal year 2008.
We believe we have adequate financial resources and access to sufficient credit facilities to satisfy our future working capital needs.
During fiscal 2005, we declared dividends as set forth in the following table:

Declaration Date	Record Date	Payable Date	Dividend per Share
August 12, 2004	September 30, 2004	October 19, 2004	$0.0275
December 2, 2004	December 31, 2004	January 20, 2005	$0.0275
February 8, 2005	March 31, 2005	April 20, 2005	$0.0275
April 21, 2005	June 30, 2005	July 20, 2005	$0.0275
We expect that quarterly dividends will continue to be paid in fiscal 2006. See the “Subsequent Events” section that follows.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are subject to interest rate risk on our long-term debt. We manage our exposure to changes in interest rates. The effect of a 1% increase or decrease in the interest rate on our long-term debt could lower or increase our operating results by $160,000. Under our previous credit facility, we hedged our exposure to changes in interest rates on a portion of our variable debt by entering into an interest rate swap agreement to lock in a fixed interest rate for a portion of these borrowings. In conjunction with an amendment to our credit facility during fiscal 2003, we discontinued hedge accounting on this swap. The change in the fair value of the swap agreement and balance in other comprehensive income was charged to interest expense during 2004 for the remaining term of the swap. We held the swap until two days before maturity on June 27, 2004. At that time, we canceled the swap with no penalty; and on June 28, 2004, we paid $20,000,000 on the outstanding debt. As of June 27, 2004, the interest rate swap agreement expired and is therefore not reflected on our balance sheet. We do not expect the potential impact of market conditions on the fair value of our indebtedness to be material.
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
Market risk related to foreign currency has been historically immaterial given that the purchase of materials used in the production of our products has generally been negotiated and settled in U.S. dollars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
CONTRACTUAL OBLIGATIONS
The following is a summary of our significant contractual cash obligations for the periods indicated that existed as of June 30, 2005, and, except for purchase obligations, is based on information appearing in the notes to our consolidated financial statements (dollars in thousands):

		Less than			More than
	Total	1 Year	1-3 Years	3 –5 Years	5 Years

Long-term debt (1)	$16,055	$—	$16,055	$—	$—
Operating leases (2)	7,566	2,161	3,263	2,142	—
Payments under royalty licenses (2)	3,128	1,388	1,530	210	—
Supplemental Executive Retirement Plan (3)	850	85	—	—	765
Purchase obligations (4)	41,843	41,843	—	—	—

Total contractual obligations	$69,442	$45,477	$20,848	$2,352	$765

(1)	Our current interest rate is 4.5%. Interest on the debt above is expensed and paid monthly and is not included in the debt obligation set forth above.

(2)	See Note 7 to our consolidated financial statements for a discussion of our future minimum rental and royalty commitments.

(3)	See Note 16 to our consolidated financial statements and the “Subsequent Events” disclosure which follows for a discussion of the SERP plan, which was terminated on September 2, 2005.

(4)	Purchase orders in the ordinary course of business that may be cancelled without penalty. Purchase obligations include outstanding letters of credit of $7.6 million which primarily represent inventory purchase commitments which typically mature in two to six months. See Note 5 to our consolidated financial statements.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
CRITICAL ACCOUNTING POLICIES
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical and a basic sensitivity analysis as each relates to our financial statements are as follows:
Revenues
We recognize revenue when merchandise is shipped and title to the goods has passed to the customer. We record allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, at the time the revenue is recognized, based upon historical experience, current trends in the retail industry and individual customer and product experience. Actual returns and allowances may differ from the estimates recorded. Such differences would affect the operating results of subsequent periods.
We perform periodic credit evaluations of our customers’ financial condition and reserve against accounts deemed uncollectible based upon historical losses and customer specific events. After all collection efforts are exhausted and the account is deemed uncollectible, it is written off against the reserve for doubtful accounts. Credit losses have historically been within management’s expectations. We generally do not require collateral.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
Revenues (continued)
Historically, our return reserve estimates have approximated our actual return experience. However, due to the nature of our recently acquired ETON business, a significant percentage of sales in gift accessories occurs during the Christmas holiday season, and a reserve is recorded during that quarter for anticipated returns expected to occur during the following quarter. During the second quarter of fiscal 2005, we recorded estimated return reserves for ETON of approximately $1.8 million, based on their historical experience. However, actual returns during the third quarter exceeded that reserve due to lower than anticipated sell through by customers. During the quarter ended March 31, 2005, we recorded an additional adjustment to reserve for returns, increasing loss before income tax, net loss and earnings (loss) per diluted share by approximately $1.6 million, $1.0 million and $0.16 per share, respectively.
Sensitivity Analysis
The estimated effect of the indicated increase/decrease in our sales on our customer and bad debt allowances is shown below (dollars in thousands, except per share amounts):

June 30, 2005
	Percentage of	Allowance	Fiscal 2005	Fiscal 2005
	Sales Change	Reserves	Expense	EPS Impact
Increase (Decrease)
Change in customer allowances & returns	+/- 0.5%	$1,106/($1,106)	$1,106/($1,106)	($0.11)/$0.11
Change in allowance for bad debts	+/- 0.125%	$277/($277)	$277/($277)	($0.03)/$0.03
Actual effects could fluctuate significantly based on general economic conditions, trends and developments within our industry or situations unique to a specific significant customer.
Inventories
Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market. Cost includes materials, direct and indirect labor and factory overhead. Market, with respect to raw materials, is replacement cost; and with respect to work-in-process and finished goods, is net realizable value. In our assessment of the value of inventory, management monitors the accumulation of excess inventory at the end of each season. Our assessment is both a quantitative measurement (e.g., the use of metrics such as the number of months’ supply on hand) and qualitative measurement (e.g., the ability to utilize certain styles in current and future programs). In general, the Company has relationships with off-price customers that will purchase excess inventory at discounted prices in which the Company has been able to realize values above cost. If circumstances arise in which the market value of items in inventory declines below cost, an inventory markdown would be estimated and charged to expense in the period identified. If we incorrectly anticipate these trends or unexpected events occur, the results of operations could be materially affected. We closely monitor fashion trend items and anticipate additional inventory markdowns if market indications in fashion trends justify further reserves. Historically, such inventory markdowns have generally been within management’s expectations.
Sensitivity Analysis
The effect of a markdown of 1% in the value of total inventory is shown below (dollars in thousands, except per share amounts):

	Percentage of	June 30, 2005	Fiscal 2005	Fiscal 2005
	Inventory	Inventory	Expense	EPS Impact
	Increase (Decrease)
Change in inventory markdown reserve	- 1%	($679)	$679	($0.06)
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
Goodwill (continued)
Using the SFAS No. 142 approach described in the previous paragraph, we recorded a transitional goodwill impairment charge during the first quarter of fiscal 2003 of $950,000 ($581,000, net of tax), presented as a cumulative effect of accounting change, related to our women’s accessories segment. We also recorded an impairment of $847,000 during the fourth quarter of fiscal 2005, presented as an operating expense. The goodwill impairment was recorded due to the decreased sales in our women’s department store division resulting from soft holiday sales and competitive market pressures at the department store level for handbags and small leather goods during fiscal 2005. This downturn in business and a reduction in expected future cash flows from our women’s department store division resulted in an impairment of the goodwill related to this business.
We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. A significant change in cash flows or cost of capital in the future could result in an impairment of goodwill.
SEASONALITY
Our quarterly sales and net income results reflect a seasonal increase during the first and second quarters. The following table presents the percentage of the total annual net sales and net income that occurred in each quarter of fiscal 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net sales
Fiscal 2005	27.3%	33.4%	19.9%	19.4%
Fiscal 2004	29.8%	29.8%	19.8%	20.6%
Net Income (loss)
Fiscal 2005	70.6%	107.6%	(25.0%)	(53.2%)
Fiscal 2004 (as restated)	40.6%	55.9%	1.6%	1.9%
INFLATION
Although our operations are affected by general economic trends, we do not believe that inflation has had a material effect on our operating results during the past three fiscal years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections,” which will become effective for most publicly owned companies for annual periods beginning after December 15, 2005. This Statement requires that a voluntary change in accounting principles be retrospectively applied to prior period’s financial statements unless it is impracticable to do so. We do not anticipate that our adoption of this Statement in fiscal 2007 will have a material impact on our consolidated financial position or consolidated statements of income, stockholders’ equity and cash flows.
On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which will become effective for most publicly owned companies for annual periods beginning after June 15, 2005. This Statement requires companies to record compensation expense for all share-based payments, such as employee stock options, at fair value. We will be required to adopt this Statement on July 1, 2005, for fiscal 2006. The Statement permits adoption of its requirements using one of two methods. The “modified prospective” method requires compensation cost to be recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested as of the effective date. The other method is the “modified retrospective” method, which includes the requirements of the “modified prospective” method, but also permits companies to restate prior years’ income based on amounts previously recognized in the pro forma disclosures under SFAS No. 123 for all prior periods presented. We are currently evaluating the impact of the adoption of this Statement and estimate the effect on our consolidated financial position and consolidated statements of income and stockholders’ equity will approximate the pro forma effects previously disclosed in the notes to our consolidated financial statements.
In addition, SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported in the Statement of Cash Flows as a financing cash flow rather than an operating cash flow as currently reported. This would result in reduced operating cash flows for any quarter in which employee stock options were exercised, beginning with our first quarter of fiscal 2006.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that our adoption of this Statement in fiscal 2006 will have a material impact on our consolidated financial position or consolidated statements of income, stockholders’ equity and cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Tandy Brands Accessories, Inc. and Subsidiaries
SUBSEQUENT EVENTS
On August 12, 2004, our Board of Directors declared the Company’s ninth consecutive quarterly dividend. The dividend of $0.0275 per share will be payable to stockholders of record as of September 30, 2005. The payment of the dividend will occur on October 20, 2005.
On August 2, 2005, the Board of Directors terminated the Tandy Brands Accessories, Inc. Supplemental Executive Retirement Plan (the “SERP”), effective as of September 2, 2005. As a result of the termination of the SERP, no additional participants may become entitled to benefits under the SERP. As of the effective date of the termination, only one officer was an actively employed participant in the SERP. On August 19, 2005, the Board entered into an agreement with that officer to waive his right to benefits which he had accrued under the SERP in exchange for (i) the balance (approximately $765,000) remaining in the rabbi trust established by the Company for the purpose of setting aside amounts to assist the Company in satisfying its obligation under the SERP (the “trust”) as of the effective date of the termination of the SERP, after a benefit payment of approximately $85,000 was made to an officer who was a participant in the SERP until his resignation, plus, (ii) beginning with the 2006 fiscal year and continuing until June 30, 2008, an additional $330,593 for each such fiscal year, which will be accrued on the books of the Company, or at the Company’s discretion, contributed to the trust. For the additional accrual or contribution to be made each year, the officer must remain employed by the Company for each such fiscal year and be employed by the Company on the last day of each fiscal year. The funds remaining in the trust, as well as additional contributions to the trust, will continue to be invested under the terms of the trust. Any amounts that are not contributed to the trust, but are accrued on the books of the Company, shall accrue interest at a rate equal per annum to the Company’s cost of borrowing at the time. The officer may elect payment of benefits either as a lump sum payment after his retirement or a designated number of annual payments after that date.
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
FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this annual report contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. Such factors as general economic conditions, conditions within our industry, economic or political disruptions in Asia and other parts of the world from which we import goods, termination of key customer relationships, changes in consumer demands or spending patterns, trends in fashion accessories, inventory replenishment levels of our key customers, termination or non-renewal of certain key license agreements and increasing fuel costs and other transportation costs may impact future operating results. You are encouraged to consider all such factors in evaluating the information in this annual report. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Data
Tandy Brands Accessories, Inc. and Subsidiaries
(dollars in thousands, except per share amounts)

	Year Ended June 30,
	2005	2004	2003	2002	2001
		(As restated)	(As restated)	(As restated)	(As restated)
Income Statement Data (1):
Net sales	$221,232	$215,420	$224,487	$205,769	$195,793
Gross margin	81,233	75,285	78,088	72,063	65,761
Operating income	7,386	13,711	15,371	13,385	10,785
Interest expense	1,222	2,357	2,833	3,152	3,584
Net income before cumulative effect of accounting change	$3,987	$6,952	$7,592	$6,177	$4,315
Cumulative effect of accounting change for SFAS No. 142, net of income taxes (2)	—	—	(581)	—	—

Net income	$3,987	$6,952	$7,011	$6,177	$4,315

Earnings per share:
Before cumulative effect of accounting change	$0.63	$1.12	$1.28	$1.07	$0.77
Cumulative effect of accounting change (2)	—	—	(0.10)	—	—

	$0.63	$1.12	$1.18	$1.07	$0.77

Earnings per share – assuming dilution:
Before cumulative effect of accounting change	$0.61	$1.09	$1.26	$1.06	$0.77
Cumulative effect of accounting change (2)	—	—	(0.10)	—	—

	$0.61	$1.09	$1.16	$1.06	$0.77

Cash dividends per common share	$0.11	$0.10	$—	$—	$—

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(As restated)		(As restated)	(As restated)	(As restated)
Balance Sheet Data (1):
Working capital	$86,625	$80,684	$88,416	$77,476	$85,758
Total assets	150,762	134,623	147,120	132,037	136,359
Long-term debt	16,055	10,000	30,000	30,000	47,400
Stockholders’ equity	105,430	98,948	89,188	79,923	73,510

(1)	The restatement reduced 2004, 2003, 2002 and 2001 reported earnings by $85,000, $125,000, $116,000 and $125,000, or $0.01, $0.02, $0.02 and $0.02 per diluted share, respectively. See Note 1 to our consolidated financial statements for a discussion of the restatement of prior period financial statements.

(2)	If SFAS No. 142 had been adopted in 2002 and 2001, the effect on net income would have been an increase of $622,000 and $570,000, net of tax, with additional earnings per diluted share in the amount of $0.11 and $0.10 for 2002 and 2001, respectively.
PRICE RANGE OF COMMON STOCK
Quoted by quarter for the two fiscal years ended June 30, 2005

Fiscal 2005	High	Low	Fiscal 2004	High	Low
September 30	$14.45	$12.76	September 30	$15.28	$11.91
December 31	$14.84	$13.74	December 31	$16.10	$14.04
March 31	$15.01	$13.02	March 31	$16.10	$12.45
June 30	$14.99	$10.43	June 30	$14.05	$12.93

DIRECTORS
Dr. James F. Gaertner 1, 2, 3
Chairman of the Board
President
Sam Houston
State University
J.S.B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.
Roger R. Hemminghaus 1, 3
Chairman Emeritus
Ultramar Diamond Shamrock
Gene Stallings 2, 3
Collegiate and Professional Football Coach,
Rancher, Author and Private Investor
Colombe M. Nicholas 2, 3
Private Investor
George C. Lake 1, 3
Founder and Managing Partner
Lake Real Estate and Investments
W. Grady Rosier 2, 3
President and Chief Executive Officer
McLane Company, Inc.
OFFICERS
J.S.B. Jenkins
President and
Chief Executive Officer
David M. Lawhon
Vice President
Mark J. Flaherty
Chief Financial Officer
W. Mike Baggett
Secretary
CORPORATE DATA
Corporate Offices
690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com
Annual Meeting
10:00 a.m., October 18, 2005
Hilton Arlington
2401 East Lamar Boulevard
Arlington, Texas 76006
Common Stock Transfer Agent and
Registrar
Computershare
www.computershare.com
781-575-3120
Corporate Counsel
Winstead Sechrest & Minick P.C.
The Company’s common stock is
traded on the NASDAQ National Market
System under the trading
symbol TBAC.
The Company’s Form 10-K Report
for the year ended June 30, 2005,
as filed with the Securities and Exchange
Commission, is available
without charge upon request to
Mark J. Flaherty at the address
of the Corporate Offices.

[1]	Audit Committee [2] Compensation Committee [3] Nomination Committee
Seated left to right, Colombe Nicholas, Dr. James F. Gaertner and J.S.B. Jenkins
Standing left to right, Roger Hemminghaus, W. Grady Rosier,
Gene Stallings and George Lake

690 East Lamar Boulevard
Suite 200
Arlington, Texas 76011
817-548-0090
www.tandybrands.com